Exhibit 99.1

Execution Version

FOURTH AMENDMENT TO CREDIT AGREEMENT

FOURTH AMENDMENT TO CREDIT AGREEMENT (this “Fourth Amendment”), dated as of January 31, 2023, by and among GFL ENVIRONMENTAL INC., a corporation existing under the laws of Ontario, Canada, as Initial Borrower, GFL ENVIRONMENTAL HOLDINGS (US), INC., a corporation organized under the laws of Delaware, as Co-Borrower, (each Co-Borrower together with the Initial Borrower, each a “Borrower” and collectively, the “Borrowers”), the other Loan Parties party hereto, BARCLAYS BANK PLC, as administrative agent and collateral agent for the Lenders (in such capacities, the “Administrative Agent”) and each Lender party hereto as a 2023 Refinancing Term Lender (as defined below).

RECITALS:

1.            The Borrowers, Barclays Bank PLC, as administrative agent and collateral agent, and each lender from time to time party thereto are parties to that certain Term Loan Credit Agreement, dated as of September 30, 2016 (as amended by that certain First Amendment to Credit Agreement, dated as of May 31, 2018, that certain Second Amendment to Credit Agreement, dated as of November 14, 2018, that certain Third Amendment to Credit Agreement, dated as of December 22, 2020, and as otherwise amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the date hereof, the “Existing Credit Agreement”).

2.            The Borrowers have requested that the Existing Credit Agreement be amended as set forth herein (the Existing Credit Agreement, as amended by this Fourth Amendment, the “Amended Credit Agreement”) so as to, among other matters, provide for a new Class of Term Loans denominated in U.S. Dollars (the “2023 Refinancing Term Loans”, and the lenders of such 2023 Refinancing Term Loans, collectively, the “2023 Refinancing Term Lenders”), which 2023 Refinancing Term Loans will refinance in full all of the Term Loans outstanding under the Existing Credit Agreement immediately prior to the effectiveness of this Fourth Amendment (the “Existing Term Loans”, and the Lenders of such Existing Term Loans, collectively, the “Existing Term Lenders”), extend the Maturity Date of all the Term Loans outstanding under the Existing Credit Agreement by two years and pay accrued interest thereon and any related premiums, fees and expenses related thereto, on the terms set forth in the Amended Credit Agreement;

3.            The Borrowers and the Administrative Agent have reasonably determined in good faith that a LIBOR Replacement Event (as defined in the Existing Credit Agreement) has occurred pursuant to Section 3.03 of the Existing Credit Agreement and the Borrower and Administrative Agent have requested that the Existing Credit Agreement be amended so as to replace the Eurocurrency Rate with an alternate benchmark rate;

4.            Each 2023 Refinancing Term Lender party hereto shall make (or shall be deemed to make on a cashless basis) 2023 Refinancing Term Loans on the Fourth Amendment Effective Date (as defined below) in an amount equal to its commitment to provide such 2023 Refinancing Term Loans as set forth on Schedule 1 hereto (the “2023 Refinancing Term Loan Commitments”), subject to the conditions set forth in Section 5;

5.            The Borrowers have requested an amendment to the Existing Credit Agreement that will effect the modifications to the Existing Credit Agreement set forth in Section 3 and as further set forth in Exhibit A hereto and each 2023 Refinancing Term Lender party hereto consents to this Fourth Amendment; and

6.            Barclays Bank PLC has been appointed as lead arranger and bookrunner (in such capacities, the “Lead Arranger” and, together with any other lead arrangers or bookrunners appointed by the Borrower, the “Lead Arrangers”) with respect to this Fourth Amendment.

In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1.         Defined Terms. Capitalized terms used and not otherwise defined herein have the meanings assigned to them in the Amended Credit Agreement.

SECTION 2.         2023 Refinancing Term Loans.

(a)            Subject to the terms and conditions set forth herein and pursuant to Sections 2.15 and 10.01 of the Existing Credit Agreement, each 2023 Refinancing Term Lender severally agrees to make (or agrees to be deemed to make) 2023 Refinancing Term Loans to the Borrowers on the Fourth Amendment Effective Date in a principal amount equal to its 2023 Refinancing Commitment. The obligation of each 2023 Refinancing Term Lender to make 2023 Refinancing Term Loans on the Fourth Amendment Effective Date is subject to the satisfaction (or waiver by the 2023 Refinancing Term Lenders and the Administrative Agent) of the conditions set forth in Section 5 of this Fourth Amendment.

(b)            The 2023 Refinancing Term Loans shall be made available in U.S. Dollars in immediately available funds in accordance with the Amended Credit Agreement. On the Fourth Amendment Effective Date, the proceeds of the 2023 Refinancing Term Loans will be used to refinance in full the Existing Term Loans and to pay accrued interest thereon and any related premiums, fees and expenses related thereto.

(c)            After giving effect to the refinancing of the Existing Term Loans as contemplated hereby, pursuant to which the Existing Term Loans shall be refinanced and replaced with the 2023 Refinancing Term Loans, the 2023 Refinancing Term Lenders shall be the only Term Lenders under the Amended Credit Agreement.

(d)            Other than with respect to Existing Term Lenders that shall have separately agreed to exchange on a cashless basis their Existing Term Loans for 2023 Refinancing Term Loans, on the Fourth Amendment Effective Date, each Existing Term Lender with Existing Term Loans shall have its Existing Term Loans prepaid in full (together with accrued and unpaid interest thereon and any related premiums, fees and expenses).

(e)            Except as set forth herein, each 2023 Refinancing Term Loan made pursuant to the 2023 Refinancing Loan Term Commitments provided hereunder shall be subject to all of the terms and provisions of the Amended Credit Agreement and the other Loan Documents (each as modified by this Fourth Amendment) pertaining thereto.

(f)            Each 2023 Refinancing Term Lender irrevocably consents to this Fourth Amendment and all modifications to the Existing Credit Agreement contemplated hereby.

SECTION 3.         Amendments to the Existing Credit Agreement. In accordance with Sections 2.15 and 10.01 of the Existing Credit Agreement and effective as of the Fourth Amendment Effective Date, the parties hereto agree that the Existing Credit Agreement, including schedules and exhibits thereto, is hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the double-underlined text (indicated textually in the same manner as the following example: double-underlined text) as set forth in the pages of the Amended Credit Agreement attached as Exhibit A hereto. The amendments to the Existing Credit Agreement effected pursuant to this Section 3 shall occur immediately following the incurrence of the 2023 Refinancing Term Loans and the refinancing in full of the Existing Term Loans.

SECTION 4.         Representations and Warranties. To induce the other parties hereto to enter into this Fourth Amendment, each Loan Party represents and warrants to the other parties hereto on the Fourth Amendment Effective Date as follows:

(a)           The execution, delivery and performance by each Loan Party of this Fourth Amendment has been duly authorized by all necessary corporate or other organizational action. This Fourth Amendment and the Amended Credit Agreement constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforceability may be limited by Debtor Relief Laws or other Laws affecting creditors’ rights generally and by general principles of equity and principles of good faith and fair dealing.

(b)           The representations and warranties of the Borrowers and each other Loan Party contained in Article V of the Existing Credit Agreement and in any other Loan Document, after giving effect to this Fourth Amendment, are true and correct in all material respects (except for representations and warranties that are already qualified by materiality, which representations and warranties shall be true and correct after giving effect to such materiality qualifier) on and as of the Fourth Amendment Effective Date; provided that, to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date.

(c)           At the time of and immediately after giving effect to the Fourth Amendment and the Borrowings thereunder, no Default shall have occurred and be continuing.

SECTION 5.         Fourth Amendment Effective Date. This Fourth Amendment shall become effective as of the first date (the “Fourth Amendment Effective Date”) on which each of the following conditions shall have been satisfied (or waived by the 2023 Refinancing Term Lenders and the Administrative Agent):

(a)           The Administrative Agent shall have received a counterpart signature page of this Fourth Amendment duly executed by each Loan Party, the Administrative Agent and each 2023 Refinancing Term Lender (which, for the avoidance of doubt, shall constitute the Required Lenders).

(b)           The Administrative Agent shall have received a certificate signed by a Responsible Officer of each Loan Party (i) attaching the articles of formation or other or formation documents of such Loan Party and the bylaws, operating agreement or comparable governing document of such Loan Party, in each case, certified by an appropriate Governmental Authority, to the extent applicable, or otherwise certifying there have been no changes to such formation or organizational documents since the date such documents were previously delivered to the Administrative Agent (ii) certifying that attached thereto are the resolutions of the Board of Directors (or other governing body) of such Loan Party approving and authorizing the execution, delivery and performance of this Fourth Amendment and the other Loan Documents, as applicable, as being in full force and effect without modification or amendment as of the Fourth Amendment Effective Date, (iii) attaching signature and incumbency certificates of the Responsible Officers of such Loan Party executing Loan Documents to which it is a party and (iv) attaching the good standing certificates described in clause (c) below.

(c)           The Administrative Agent shall have received a certificate of good standing, existence or its equivalent with respect to each Loan Party certified as of a recent date by the appropriate Governmental Authority of the state of incorporation or formation, as the case may be and to the extent such concept exists.

(d)           (i) At least three (3) Business Days prior to the Fourth Amendment Effective Date, the Administrative Agent and the Lenders shall have received all documentation and other information about the Loan Parties that shall have been reasonably requested in writing at least ten (10) Business Days prior to the Fourth Amendment Effective Date and that the Administrative Agent and the Lenders reasonably determine is required by United States regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act and (ii) if any Borrower (as defined in the Amended Credit Agreement) qualifies as a “legal entity” customer under the Beneficial Ownership Regulation, such Borrower shall deliver a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation in relation to such Borrower (as defined in the Amended Credit Agreement).

(e)           The Administrative Agent shall have received a written legal opinion, reasonably satisfactory to it (addressed to it and each 2023 Refinancing Term Lender party hereto and dated the Fourth Amendment Effective Date) of:

(i)            Simpson Thacher & Bartlett LLP New York counsel to the Loan Parties; and

(ii)            Stikeman Elliot LLP, Alberta, British Columbia and Ontario counsel to the Loan Parties.

(f)            Subject to the provisions of Section 10.04 of the Existing Credit Agreement, the Borrowers shall have paid all fees and other amounts due and payable to the Lead Arrangers and the Administrative Agent in connection with this Fourth Amendment, including reimbursement or payment of reasonable costs and expenses actually incurred by the Lead Arranger or the Administrative Agent in connection with this Fourth Amendment, including the reasonable fees, expenses and disbursements of counsel for the Lead Arranger and the Administrative Agent.

(g)           The Lead Arranger shall have received, for the account of each 2023 Refinancing Term Lender, upfront fees (which may be structured as original issue discount) in an amount equal to 0.50% of the aggregate principal amount of 2023 Refinancing Term Loans of such 2023 Refinancing Term Lender as of the Fourth Amendment Effective Date.

(h)           The Administrative Agent shall have received:

(i)            A Request for Credit Extension in respect of the 2023 Refinancing Term Loans to be made on the Fourth Amendment Effective Date; and

(ii)            A notice of prepayment with respect to the Existing Term Loans in accordance with Section 2.05(a) of the Existing Credit Agreement.

(i)            The Administrative Agent shall have received a solvency certificate, substantially in the form set forth in Exhibit Q to the Existing Credit Agreement (taking into account the nature of the transactions contemplated hereby), dated the Fourth Amendment Effective Date, of the Initial Borrower’s President.

(j)            This Fourth Amendment shall comply with Section 2.15(d) of the Existing Credit Agreement.

SECTION 6.         Condition Subsequent to Fourth Amendment Effective Date.

(a)           With respect to each existing Mortgage, not later than 90 days after the Fourth Amendment Effective Date (or such longer period as may be agreed by the Administrative Agent acting reasonably), the Initial Borrower shall cause the applicable Loan Parties to deliver to the Administrative Agent (a) an executed modification to each existing Mortgage, in form and substance reasonably satisfactory to the Administrative Agent, modifying any maximum secured amount stated therein and confirming that the Lien of such Mortgage secures the 2023 Refinancing Term Loans and otherwise ratifying and confirming the Lien of such Mortgage, and (b) a date down endorsement (or, to the extent not available in the applicable jurisdiction, a modification endorsement) to the applicable existing Mortgage Policy, in form and substance reasonably satisfactory to the Administrative Agent; provided that the Initial Borrower may, in lieu of (a) and (b), deliver to the Administrative Agent written or e-mail confirmation from local counsel in the jurisdiction in which the applicable Material Real Property is located substantially to the effect that the existing Mortgage secures the 2023 Refinancing Term Loans and no modification needs to be recorded to ensure the continuation of the Lien or to ensure the priority of the Lien of such Mortgage is not adversely affected.

SECTION 7.         Effect of Amendment.

(a)           Except as expressly set forth herein, this Fourth Amendment shall not by implication or otherwise limit, impair, constitute a waiver of or otherwise affect the rights and remedies of the Lenders or Agents under the Amended Credit Agreement or any other Loan Document, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Amended Credit Agreement or any other provision of the Amended Credit Agreement or of any other Loan Document, all of which are ratified and affirmed in all respects and shall continue in full force and effect. Nothing herein shall be deemed to entitle any Borrower to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Amended Credit Agreement or any other Loan Document in similar or different circumstances.

(b)           From and after the Fourth Amendment Effective Date, (i) each reference in the Existing Credit Agreement to “this Agreement”, “hereunder”, “hereof”, “herein”, or words of like import, and each reference to the “Credit Agreement” in any other Loan Document shall be deemed a reference to the Amended Credit Agreement, (ii) each reference in any Loan Document to the “Term Lender”, “Term Loans”, “Lender” or “Loan” shall be deemed a reference to the 2023 Refinancing Term Lenders. This Fourth Amendment shall constitute a “Loan Document” for all purposes of the Amended Credit Agreement and the other Loan Documents and shall be deemed to be a “Refinancing Amendment” as defined in the Amended Credit Agreement and (iii) each reference in any Loan Document to “Lead Arrangers” shall include the Lead Arrangers.

(c)           Each Loan Party hereby (i) acknowledges that it has reviewed the terms and provisions of this Fourth Amendment, (ii) ratifies and reaffirms all of its payment and performance obligations, contingent or otherwise, under each of the Loan Documents to which it is a party, (iii) ratifies and reaffirms each grant of a lien on, or security interest in, its property made pursuant to the Loan Documents (including, without limitation, each grant of security made by such Loan Party pursuant to the Collateral Documents) and confirms that such liens and security interests continue to secure the Obligations under the Loan Documents (including, for the avoidance of doubt, all Obligations, Obligations Secured and Guaranteed Obligations in respect of the 2023 Refinancing Term Loans made available hereunder, each as defined in the applicable Loan Document), subject to the terms thereof, (iv) acknowledges and agrees that each Loan Document to which it is a party or otherwise bound shall continue and remain in full force and effect and all of its obligations thereunder shall be valid and enforceable and not be impaired or limited by the execution of this Fourth Amendment and (v) in the case of each Guarantor, ratifies and reaffirms its guaranty of the Obligations, Obligations Secured, and Guaranteed Obligations (each as defined in the applicable Loan Document) (including, for the avoidance of doubt, all such obligations in respect of the 2023 Refinancing Term Loans made available hereunder) pursuant to the Guaranty.

(d)           Each party hereto agrees and acknowledges that this Fourth Amendment constitutes all notices or requests required under Sections 10.01 and 2.15 of the Existing Credit Agreement, and to the extent inconsistent with any requirement or provision thereof, hereby waives any such inconsistency in effecting the amendments, agreements and undertakings provided herein.

SECTION 8.         Amendments; Severability. This Fourth Amendment may not be amended nor may any provision hereof be waived except pursuant to Section 10.01 of the Amended Credit Agreement. If any provision of this Fourth Amendment is held to be illegal, invalid or unenforceable, the legality, validity and enforceability of the remaining provisions of this Fourth Amendment shall not be affected or impaired thereby. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

SECTION 9.         GOVERNING LAW; Waiver of Jury Trial; Jurisdiction. THIS FOURTH AMENDMENT AND ANY CLAIMS, CONTROVERSY, DISPUTE OR CAUSE OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS FOURTH AMENDMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK. The provisions of Sections 10.15(b) and (c), 10.16 and 10.21 of the Amended Credit Agreement are incorporated herein by reference, mutatis mutandis.

SECTION 10.       Headings. Section headings herein are included for convenience of reference only and shall not affect the interpretation of this Fourth Amendment.

SECTION 11.       Counterparts. This Fourth Amendment may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Fourth Amendment by facsimile or other electronic transmission shall be effective as delivery of a manually executed counterpart hereof. The words “execution,” “signed,” “signature” and words of like import in this Fourth Amendment relating to the execution and delivery of this Fourth Amendment shall be deemed to include electronic signatures, which shall be of the same legal effect, validity or enforceability as a manually executed signature to the extent and as provided in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Fourth Amendment to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

Address:		GFL ENVIRONMENTAL INC.
100 New Park Place #500,		By:	/s/ Patrick Dovigi
Vaughan, ON, L4K 0H9			Patrick Dovigi
Attention:	Chief Executive Officer		President and Chief Executive Officer
Telecopier:	416-673-9380

I have the authority to bind the above-listed corporation.

Address:		GFL ENVIRONMENTAL HOLDINGS (US), INC.
100 New Park Place #500,		By:	/s/ Patrick Dovigi
Vaughan, ON, L4K 0H9			Patrick Dovigi
Attention:	Chief Executive Officer		President
Telecopier:	416-673-9380

Address: c/o GFL Environmental Inc. 100 New Park Place #500, Vaughan, ON, L4K 0H9 Attention: Chief Executive Officer Telecopier: 416-673-9380

1877984 ONTARIO INC.

MID CANADA ENVIRONMENTAL SERVICES LTD.

GFL MARITIMES INC.

1248544 ONTARIO LTD.

2481638 ONTARIO INC.

2779572 ONTARIO INC.

2779573 ONTARIO INC.

2779574 ONTARIO INC.

2289587 ALBERTA ULC

ACCUWORX INC.

SMITHRITE EQUIPMENT PAINTING & REPAIR LTD.

2313159 ALBERTA ULC

2353961 ALBERTA ULC

2354010 ALBERTA ULC

TERRATEC ENVIRONMENTAL LTD.

GFL ENVIRONMENTAL SFS INC.

2406925 ALBERTA ULC

GFL UTILITY SERVICES INC.

GFL ENVIRONMENTAL SERVICES INC.

each as Guarantor

By:	/s/ Patrick Dovigi
Patrick Dovigi
President
I have the authority to bind each of the above-listed corporations.

Address: c/o GFL Environmental Inc. 100 New Park Place #500, Vaughan, ON, L4K 0H9 Attention: Chief Executive Officer Telecopier: 416-673-9380

GFL ENVIRONMENTAL HOLDINGS (US), INC.

GFL HOLDCO (US), LLC

GFL ENVIRONMENTAL REAL PROPERTY, INC.

BALDWIN PONTIAC LLC

GFL NORTH MICHIGAN LANDFILL, LLC

GFL ENVIRONMENTAL SERVICES USA, INC.

GFL EARTH SERVICES, INC.

WRANGLER HOLDCO CORP.

WASTE INDUSTRIES USA, LLC

ALPINE DISPOSAL, INC.

FIVE PART DEVELOPMENT, LLC

MOUNTAIN STATES PACKAGING, LLC

ETC OF GEORGIA, LLC

HAW RIVER LANDCO, LLC

L&L DISPOSAL, LLC

LAKEWAY LANDCO, LLC

LAKEWAY SANITATION & RECYCLING C&D, LLC

LAKEWAY SANITATION & RECYCLING MSW, LLC

LAURENS COUNTY LANDFILL, LLC

RED ROCK DISPOSAL, LLC

SAFEGUARD LANDFILL MANAGEMENT, LLC

SAMPSON COUNTY DISPOSAL, LLC

SOUTHEASTERN DISPOSAL, LLC

TRANSWASTE SERVICES, LLC

WAKE COUNTY DISPOSAL, LLC

WAKE RECLAMATION, LLC

WASTE INDUSTRIES ATLANTA, LLC

WASTE INDUSTRIES OF DELAWARE, LLC

WASTE INDUSTRIES OF MARYLAND, LLC

WASTE INDUSTRIES OF PENNSYLVANIA, LLC

WASTE INDUSTRIES OF TENNESSEE, LLC

WASTE INDUSTRIES, LLC

WASTE SERVICES OF DECATUR, LLC

WI BURNT POPLAR TRANSFER, LLC

WI HIGH POINT LANDFILL, LLC

WI SHILOH LANDFILL, LLC

WILMINGTON LANDCO, LLC

SOIL SAFE, INC.

SOIL SAFE OF CALIFORNIA, INC.

GFL OF VIRGINIA, LLC

COUNTY WASTE OF PENNSYLVANIA, LLC

GFL SOUTHWEST VIRGINIA, LLC

J&E RECYCLING, LLC

GFL RECYCLING OF VIRGINIA, LLC

GFL (CW) HOLDCO, LLC

WEXFORD COUNTY LANDFILL, LLC

WEXFORD WATER TECHNOLOGIES, LLC

AMERICAN WASTE, INC.

HAZAR-BESTOS CORPORATION

NORTHERN A-1 INDUSTRIAL SERVICES, L.L.C.

EMA DEVELOPMENT, LLC

NORTHEASTERN ENVIRONMENTAL, LLC

SWD SPECIALTIES, LLC

NORTHEASTERN EXPLORATION, INC.

GFL SLIM JIM 2, LLC

GFL SLIM JIM 3, LLC

GFL SLIM JIM 4, LLC

WASTE CORPORATION OF MISSOURI, LLC

GFL SOLID WASTE MIDWEST LLC

WCA WASTE CORPORATION

WCA WASTE SYSTEMS, INC.

WASTE CORPORATION OF ARKANSAS, LLC

WASTE CORPORATION OF KANSAS, LLC

WASTE CORPORATION OF TENNESSEE, LLC

WCA – KANSAS CITY TRANSFER, LLC

WCA MANAGEMENT GENERAL, INC.

WCA MANAGEMENT LIMITED, INC.

WCA OF ALABAMA, L.L.C.

WCA OF CENTRAL FLORIDA, INC.

WCA OF OKLAHOMA, LLC

WCA TEXAS MANAGEMENT GENERAL, INC.

JONES SANITATION, L.L.C.

GFL EVERGLADES HOLDINGS LLC

GFL SOLID WASTE SOUTHEAST LLC

RENEWABLE ENERGY - EAGLE POINT, LLC

MONTGOMERY TRANSFER STATION, LLC

OPELIKA TRANSFER STATION, LLC

COBB COUNTY TRANSFER STATION, LLC

GWINNETT TRANSFER STATION, LLC

SMYRNA TRANSFER STATION, LLC

EAGLE POINT LANDFILL, LLC

STONE’S THROW LANDFILL, LLC

WELCOME ALL TRANSFER STATION, LLC

GRACE DISPOSAL SYSTEMS, L.L.C.

V.F. WASTE SERVICES, LLC

6ISH HOLDINGS, INC.

GFL MUSKEGO LLC

EMERALD PARK LANDFILL, LLC

GLACIER RIDGE LANDFILL, LLC

HICKORY MEADOWS LANDFILL, LLC

MALLARD RIDGE LANDFILL, INC.

LAND & GAS RECLAMATION, INC.

SEVEN MILE CREEK LANDFILL, LLC

EMERALD WASTE SERVICES, LLC

EWS CENTRAL FLORIDA HAULING, LLC

WRH GAINESVILLE HOLDINGS, LLC

WRH GAINESVILLE, LLC

WRH ORANGE CITY, LLC

SUNSHINE RECYCLING, INC.

AMERICAN WASTE, LLC

N.E. LAND FILL, LLC

PAULS VALLEY LANDFILL, LLC

SOONER WASTE, L.L.C.

WCA OF CHICKASHA, LLC

TOWN AND COUNTRY DISPOSAL OF WESTERN MISSOURI, LLC

TOWN & COUNTRY DISPOSAL SOLID WASTE TRANSFER STATION, LLC

TOWN & COUNTRY RECYCLING, LLC

EAGLE BLUFF LANDFILL, INC.

TALLASSEE WASTE DISPOSAL CENTER, INC.

ARBOR HILLS LANDFILL, INC.

EAGLE RIDGE LANDFILL, LLC

ZION LANDFILL, INC.

GFL US 8, LLC

GFL WRANGLER HOLDCO US 2, INC.

GFL WRANGLER US 1, LLC

GFL WRANGLER US 2, LLC

GFL WRANGLER US 3, LLC

GFL WRANGLER US 4, LLC

GFL WRANGLER US 5, LLC

GFL WRANGLER US 6, LLC

OTIS ROAD LANDFILL, LLC

DAFTER SANITARY LANDFILL, INC.

PH LAND, LLC

ALABAMA DUMPSTER SERVICE, L.L.C.

ROCK ‘N BAR D, LLC

GFL US 11, LLC

COULTER COMPANIES, INC.

CLINTON LANDFILL, INC.

PDC SERVICES, INC.

COULTER CONSTRUCTION COMPANY

AREA DISPOSAL SERVICE, INC.

TAZEWELL COUNTY LANDFILL, INC.

PEORIA CITY/COUNTY LANDFILL, INC.

HICKORY RIDGE LANDFILL, INC.

WOOD ISLAND WASTE MANAGEMENT, INC.

GFL (TEXAS) REAL PROPERTY LLC

SPRINT RECYCLING CENTER - NORTHEAST, LLC

TRIPLE-S COMPOST, LLC

SPRINT FORT BEND COUNTY LANDFILL, L.P.

SPRINT MONTGOMERY COUNTY LANDFILL, LP

SPRINT WASTE OF TEXAS, LP

SPRINT WASTE SERVICES LP

GFL SLIM JIM 5, L.P.

GFL US 7, L.P.

GFL WRANGLER US, L.P.

GFL US 9, L.P.

WASTE CORPORATION OF TEXAS, L.P.

FORT BEND REGIONAL LANDFILL, L.P.

RUFFINO HILLS TRANSFER STATION, L.P.

WCA MANAGEMENT COMPANY, LP

WCA GP LLC

each as Guarantor

By:	/s/ Patrick Dovigi
Patrick Dovigi
President

BESTWAY RECYCLING, INC.
By:	/s/ Patrick Dovigi
Patrick Dovigi
Director

BLACK CREEK RENEWABLE ENERGY, LLC By: Waste Industries USA, LLC, its manager

By:	/s/ Patrick Dovigi
Patrick Dovigi
President

BRENT RUN LANDFILL, INC.

By:	/s/ Patrick Dovigi
Patrick Dovigi
Director

Address:		GFL ENVIRONMENTAL USA INC. as Guarantor
c/o GFL Environmental Inc.
100 New Park Place #500,		By:	/s/ Patrick Dovigi
Vaughan, ON, L4K 0H9			Patrick Dovigi
Attention:	Chief Executive Officer		President
Telecopier:	416-673-9380

Address: c/o GFL Environmental Inc.		TOTTENHAM AIRFIELD CORPORATION INC. MOUNT ALBERT PIT INC. each as Guarantor
100 New Park Place #500,
Vaughan, ON, L4K 0H9		By:	/s/ John Bailey
Attention:	Chief Executive Officer		John Bailey
Telecopier:	416-673-9380		President and Secretary

I have the authority to bind each of the above-listed corporations.

Address: c/o GFL Environmental Inc.		North Andrews Employment Park, LLC South Andrews Employment Park, LLC each as Guarantor
100 New Park Place #500,
Vaughan, ON, L4K 0H9		By:	/s/ Patrick Dovigi
Attention:	Chief Executive Officer		Patrick Dovigi
Telecopier:	416-673-9380		Manager

BARCLAYS BANK PLC, as Administrative Agent and as a 2023 Refinancing Term Lender

By:	/s/ Charlene Saldanha
	Name:	Charlene Saldanha
	Title:	Vice President

SCHEDULE 1

[On file with the Administrative Agent]

EXHIBIT A

AMENDED CREDIT AGREEMENT

[Attached]

~~EXECUTION VERSION~~Execution Version

EXHIBIT A

AMENDED AND RESTATED TERM LOAN CREDIT AGREEMENT

Originally dated as of September 30, 2016

as amended and restated as of May 31, 2018, as further amended as of November 14, 2018 ~~and~~, as further amended as of December 22, 2020 and as further amended as of January 31, 2023 among

GFL ENVIRONMENTAL INC.,
as the Borrower,

BARCLAYS BANK PLC,
as the Administrative Agent and Collateral Agent,

and

THE LENDERS PARTY HERETO

Barclays Bank PLC,
and
bmo capital markets corp.,

goldman sachs lending partners llc,

royal bank of canada,

the bank of nova scotia,

canadian imperial bank of commerce,

stifel nicolaus and company, incorporated,

td securities (usa) llc,

national bank of canada financiaL inc.,

jpmorgan chase bank, n.a.,

atb financial,

~~Citigroup Global Markets Inc.,~~
~~Royal Bank of Canada,~~
~~Barclays Bank PLC~~
~~and~~
~~BMO Capital Markets Corp.~~FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC
as Joint Lead Arrangers and Joint Bookrunners,

~~The Bank of Nova Scotia,~~
~~National Bank of Canada,~~
~~Canadian Imperial Bank of Commerce,~~
~~and~~
~~Macquarie Capital (USA) Inc.~~
~~as Co-Managers~~

i

Table of Contents
(continued)

v

Table of Contents

(continued)

Page

SCHEDULES
1.01B	Material Real Property
1.01C	Certain Security Interests and Guarantees
2.01	Commitments
5.12	Subsidiaries and Other Equity Investments
6.17	Post-Closing Actions
7.01(b)	Existing Liens
7.02(f)	Existing Investments
7.03(b)	Existing Indebtedness
7.05(w)	Dispositions
7.08	Transactions with Affiliates
10.02	Administrative Agent’s Office, Certain Addresses for Notices

EXHIBITS

Form of

A	Loan Notice
B	[reserved]
C	Compliance Certificate
D	Term Note
E-1	Assignment and Assumption
E-2	Affiliate Assignment Notice
F	Guaranty
G-1	U.S. Security Agreement
G-2	General Security Agreement
G-3	Deed of Hypothec
H-1	Non-Bank Certificate (For Foreign Lenders Not Treated as Partnerships)
H-2	Non-Bank Certificate (For Foreign Lenders Treated as Partnerships)
H-3	Non-Bank Certificate (For Foreign Participants Not Treated as Partnerships)
H-4	Non-Bank Certificate (For Foreign Participants Treated as Partnerships)
I	Intercompany Note
J	Discount Range Prepayment Notice
K	Discount Range Prepayment Offer
L	Solicited Discounted Prepayment Notice
M	Solicited Discounted Prepayment Offer
N	Specified Discount Prepayment Notice
O	Specified Discount Prepayment Response
P	Acceptance and Prepayment Notice
Q	Solvency Certificate
R	Co-Borrower Joinder Agreement

AMENDED AND RESTATED TERM LOAN CREDIT AGREEMENT

This AMENDED AND RESTATED TERM LOAN CREDIT AGREEMENT (this “Agreement”) is entered into as of May 31, 2018, by and among GFL Environmental Inc., a corporation amalgamated and existing under the laws of the Province of Ontario (the “Initial Borrower”), Citibank, N.A., as administrative agent, and Barclays Bank PLC, as collateral agent under the Loan Documents, and each lender from time to time party hereto (collectively, the “Lenders” and, individually, each, a “Lender”).

PRELIMINARY STATEMENTS

The Borrower, Barclays Bank PLC, as administrative agent and collateral agent (the “Existing Administrative Agent”), and each Lender from time to time party thereto are parties to the Term Loan Credit Agreement dated as of September 30, 2016 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the date hereof, the “Existing Credit Agreement”).

The Existing Credit Agreement provided the Borrower with Initial Canadian Term Loans on the Closing Date in an initial aggregate principal amount of C$130,000,000 and Initial U.S. Term Loans on the Closing Date in an initial aggregate principal amount of $370,000,000 and, on the First Amendment Effective Date, the Borrower was provided an incremental term loan facility in an aggregate principal amount not exceeding $905,000,000, comprising (a) term loans, which were incurred on the First Amendment Effective Date in an aggregate principal amount of $805,000,000 and were used to repay in full the Initial Term Loans outstanding as of the First Amendment Effective Date and to finance a portion of the cash consideration in connection with the First Amendment Transactions and the other transactions contemplated thereby herein (including fees and expenses in connection with the First Amendment) and (b) delayed draw term loans in an aggregate principal amount of $100,000,000, which were incurred on October 15, 2018 in connection with Pre-Approved Acquisitions.

As of the First Amendment Effective Date, all Initial Term Loans (and any accrued and unpaid interest thereon) under the Existing Credit Agreement was repaid in full.

The Borrower has requested the Additional 2018 Incremental Term Lenders to provide, on the terms and subject to the conditions set forth in the Second Amendment and herein, New Term Loans on the Second Amendment Effective Date (as defined below) in an aggregate principal amount of $1,710,000,000 to be used to finance a portion of the consideration paid in connection with the Borrower’s acquisition (the “Acquisition”), indirectly through Betty Merger Sub Inc., a newly-formed Delaware corporation and an indirect, wholly-owned subsidiary of the Borrower (the “Buyer”), of Wrangler Super Holdco Corp., a corporation organized under the laws of Delaware (the “Target”), from the equity holders thereof, pursuant to the Agreement and Plan of Merger, dated as of October 9, 2018 (together with all exhibits, schedules and other disclosure letters thereto, collectively, and as amended prior to the date hereof, the “Merger Agreement”) by and among the Buyer, GFL Environmental Holdings (US), Inc., a Delaware corporation and the indirect parent of the Borrower, the Target, solely for purposes of Article X thereof, the Borrower and the securityholder representative identified therein. Pursuant to the Merger Agreement, the Buyer will merge with and into the Target, with the Target remaining as the surviving corporation of the merger and becoming a wholly-owned, indirect subsidiary of the Borrower.

The Existing Administrative Agent, the Administrative Agent, the Collateral Agent and each of the Lenders party to the First Amendment have agreed to (a) amend the Existing Credit Agreement to provide for the 2018 Incremental Term Loans extended by the 2018 Incremental Term Lenders and (b) make certain other amendments to the Existing Credit Agreement.

The Lenders have indicated their willingness to lend on the terms and subject to the conditions set forth herein.

In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree that the Existing Credit Agreement is hereby amended and restated in its entirety as follows:

Article I

Definitions and Accounting Terms

Section 1.01      Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below:

“2018 Incremental Term Commitment” has the meaning specified in the First Amendment.

“2018 Incremental Term Lender” has the meaning specified in the First Amendment.

“2018 Incremental Term Loan” means (i) prior to the Second Amendment Effective Date, the “2018 Incremental Term Loans” under and as defined in the First Amendment and (ii) on and following the Second Amendment Effective Date, the collective reference to the 2018 Incremental Term Loans made to the Borrower pursuant to the First Amendment on the First Amendment Effective Date and the Additional 2018 Incremental Term Loans made to the Borrower pursuant to the Second Amendment on the Second Amendment Effective Date.

“2020 Refinancing Term Commitment” means, with respect to each 2020 Refinancing Term Lender, its commitment to make 2020 Refinancing Term Loans to the Borrower on the Third Amendment Effective Date. The aggregate amount of 2020 Refinancing Term Commitments on the Third Amendment Effective Date is $1,312,943,295.47. The 2020 Refinancing Term Commitments shall automatically terminate on the Third Amendment Effective Date upon the funding of the 2020 Refinancing Term Loans.

“2020 Refinancing Term Lender” has the meaning specified in the Third Amendment.

“2020 Refinancing Term Loan” means the meaning specified in the Third Amendment.

“2023 Refinancing Term Commitment” means, with respect to each 2023 Refinancing Term Lender, its commitment to make 2023 Refinancing Term Loans to the Borrower on the Fourth Amendment Effective Date. The aggregate amount of 2023 Refinancing Term Commitments on the Fourth Amendment Effective Date is $1,286,684,429.55. The 2023 Refinancing Term Commitments shall automatically terminate on the Fourth Amendment Effective Date upon the funding of the 2023 Refinancing Term Loans.

“2023 Refinancing Term Lender” has the meaning specified in the Fourth Amendment.

“2023 Refinancing Term Loan” means the meaning specified in the Fourth Amendment.

“Acceptable Discount” has the meaning specified in Section 2.05(a)(v)(D)(2).

“Acceptable Prepayment Amount” has the meaning specified in Section 2.05(a)(v)(D)(3).

“Acceptance and Prepayment Notice” means a notice of the applicable Borrower Party’s acceptance of the Acceptable Discount in substantially the form of Exhibit P.

“Acceptance Date” has the meaning specified in Section 2.05(a)(v)(D)(2).

“Additional 2018 Incremental Term Commitment” means, with respect to each Additional 2018 Incremental Term Lender, its commitment to make Additional 2018 Incremental Term Loans to the Borrower on the Second Amendment Effective Date, as the same may be (i) reduced from time to time pursuant to Section 2.06 hereof and (ii) reduced or increased from time to time pursuant to (A) assignments by or to such Additional Incremental Term Lender pursuant to an Assignment and Assumption in accordance with the terms hereof, (B) an Incremental Amendment, (C) a Refinancing Amendment, (D) an Extension Amendment or (E) an amendment hereof in respect of Replacement Term Loans. The aggregate amount of Additional 2018 Incremental Term Commitments on the Second Amendment Effective Date is $1,710,000,000. The Additional 2018 Incremental Term Commitments shall automatically terminate on the Second Amendment Effective Date upon the funding of the Additional 2018 Incremental Term Loans.

“Additional 2018 Incremental Term Lender” means each Lender party to the Second Amendment providing the Additional 2018 Incremental Term Loans on the Second Amendment Effective Date.

“Additional 2018 Incremental Term Loan” means the New Term Loans provided to the Borrower pursuant to the Second Amendment on the Second Amendment Effective Date in an aggregate principal amount not exceed $1,710,000,000.

“Additional Lender” means, at any time, any bank, other financial institution or other entity that, in any case, is not an existing Lender and that agrees to provide any portion of any (a) New Revolving Commitment, New Term Commitment or New Term Loan in accordance with Section 2.14, (b) Refinancing Loans or Refinancing Term Commitments in accordance with Section 2.15 or (c) Replacement Term Loans pursuant to Section 10.01; provided that each Additional Lender shall be subject to the approval of the Administrative Agent (such approval not to be unreasonably withheld or delayed), in each case to the extent any such consent would be required from the Administrative Agent under Section 10.07(b)(iii)(B) for an assignment of Loans to such Additional Lender, and the consent of the Borrower, to the extent required under Section 10.07(b)(iii)(A); provided further that no Additional Lender shall be a Disqualified Institution, any other Person that is not an Eligible Assignee or the Borrower or any Subsidiary thereof.

~~“Adjusted Eurocurrency Rate” means an interest rate per annum equal to the Eurocurrency Rate, multiplied by the Statutory Reserve Rate; provided that (i) the Eurocurrency Rate with respect to Initial Term Loans and the 2018 Incremental Term Loans will be deemed not to be less than 1.00% per annum, (ii) the Eurocurrency Rate with respect to the 2020 Refinancing Term Loans will be deemed not to be less than 0.50% per annum and (iii) with respect to all other Loans will be deemed not to be less than zero. The Adjusted Eurocurrency Rate will be adjusted automatically as of the effective date of any change in the Statutory Reserve Rate.~~

“Administrative Agent” means, prior to the Second Amendment Effective Date, Citi, and on and after the Second Amendment Effective Date, Barclays and any successor thereto.

“Administrative Agent Fee Letter” means the Agency Fee Letter, dated as of the Second Amendment Effective Date, between Barclays and the Borrower.

“Administrative Agent’s Office” means the Administrative Agent’s address and account as set forth on Schedule 10.02, or such other address or account as the Administrative Agent may from time to time notify the Borrower and the Lenders.

“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.

“Affected Financial Institution” shall mean (a) any EEA Financial Institution or (b) any UK Financial Institution.

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified. “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controls” and “Controlled” have meanings correlative thereto.

“Affiliated Debt Fund” means any Affiliate of any Equity Sponsor (other than a natural person) that is a bona fide debt fund, proprietary trading desk, investment vehicle or other similar business or entity organized for the purpose of underwriting, arranging, syndicating, investing in, trading or managing debt obligations that is either primarily engaged in, or advises funds, entities or other investment vehicles that are engaged in underwriting, arranging, syndicating, making, purchasing, holding or otherwise investing in loans, bonds and similar extensions of credit or securities in the ordinary course, but only to the extent that no personnel involved with the investment in any equity fund which has a direct or indirect equity investment in Borrower or any other Subsidiary makes (or has the right to make or participate with others in making) investment decisions on such Affiliate’s behalf.

“Affiliated Lender” means, at any time, any Affiliate of the Borrower (other than (a) a natural Person, (b) the Borrower or any of its Subsidiaries and (c) any Affiliated Debt Fund) that is a Lender under the Facility.

“Affiliated Lender Cap” has the meaning specified in Section 10.07(h)(iii).

“Agent Parties” has the meaning specified in Section 10.02(d).

“Agent-Related Distress Event” means with respect to the Agents or any Person that directly or indirectly Controls the Agents, as the case may be (each, a “Distressed Agent-Related Person”), a voluntary or involuntary case with respect to such Distressed Agent-Related Person under any Debtor Relief Law, or a custodian, conservator, receiver or similar official is appointed for such Distressed Agent-Related Person or any substantial part of such Distressed Agent-Related Person’s assets, or such Distressed Agent-Related Person makes a general assignment for the benefit of creditors or is otherwise adjudicated as, or determined by any Governmental Authority (having regulatory authority over such Distressed Agent-Related Person) to be, insolvent or bankrupt; provided that an Agent-Related Distress Event shall not be deemed to have occurred solely by virtue of the ownership or acquisition of any Equity Interests in the Agents or any Person that directly or indirectly Controls the Agents, as the case may be, by a Governmental Authority.

“Agent-Related Persons” means the Agents, together with their respective Affiliates, and the officers, directors, employees, agents, attorney-in-fact, partners, trustees and advisors of such Persons and of such Persons’ Affiliates.

“Agents” means, collectively, the Administrative Agent, the Collateral Agent and the Supplemental Administrative Agents (if any).

“Aggregate Commitments” means the Commitments of all the Lenders.

“Agreement” has the meaning specified in the introductory paragraph to this Agreement.

“AHYDO Catch-Up Payment” means any payment, including subordinated debt obligations, in each case to avoid the disallowance of deductions pursuant to Section 163(e)(5) of the Code.

“All-In Yield” means, as to any Indebtedness, the yield thereof, whether in the form of interest rate, margin, OID, upfront fees, a ~~Eurocurrency Rate~~Term SOFR floor, Base Rate floor, CDOR Rate floor, Canadian Prime Rate floor or otherwise, in each case, payable by the Borrower; provided that OID and upfront fees shall be equated to interest rate assuming a 4-year life to maturity (or, if less, the stated life to maturity at the time of incurrence of the applicable Indebtedness); and provided, further, that “All-In Yield” shall not include (x) arrangement fees, commitment fees, structuring fees or underwriting or similar fees paid to arrangers for such Indebtedness (regardless of whether paid in whole or in part to any or all lenders under the applicable Indebtedness) or other fees that are not paid generally to all lenders of such Indebtedness, (y) bona fide ticking fees or unused line fees, it being understood, in each case, that whether such fee is bona fide is determined at the time the amount of such fee is agreed and (z) customary consent fees paid generally to consenting Lenders.

“Amortizing Notes” mean Indebtedness (including debt securities), the terms of which provide for installment payments comprised of a payment of interest and a partial repayment of principal, and are issued as a component of a unit comprised also of a prepaid contract to purchase Equity Interests of the Borrower or any direct or indirect parent of the Borrower.

“Annual Financial Statements” means the audited consolidated balance sheet of the Borrower as of December 31, 2015, and the related consolidated statement of operations, stockholders’ equity and cash flows for the Borrower for the fiscal years then ended.

“Applicable Discount” has the meaning specified in Section 2.05(a)(v)(C)(2).

“Applicable Rate” means a percentage per annum equal to, (A) with respect to Initial Term Loans, (i) 1.75% in the case of Base Rate Loans, (ii) 2.75% in the case of ~~Eurocurrency Rate~~Term SOFR Loans and Canadian Prime Rate Loans (iii) and 3.75% in the case of CDOR Rate Loans, (B) with respect to the 2018 Incremental Term Loans, (i) 2.00% in the case of Base Rate Loans and (ii) 3.00% in the case of ~~Eurocurrency Rate~~Term SOFR Loans ~~and~~, (c) with respect to the 2020 Refinancing Term Loans, (i) 2.00% in the case of Base Rate Loans and (ii) 3.00% in the case of ~~Eurocurrency Rate Loans~~Term SOFR Loans and (d) with respect to the 2023 Refinancing Term Loans, (i) 2.00% in the case of Base Rate Loans and (ii) 3.00% in the case of Term SOFR Loans.

Notwithstanding the foregoing, the Applicable Rate in respect of Extended Term Loans of any Term Loan Extension Series, Refinancing Term Loans, New Revolving Commitments, New Term Commitments, New Term Loans, or Replacement Term Loans shall be the applicable percentages per annum provided pursuant to the applicable Extension Amendment, Refinancing Amendment, Incremental Amendment or amendment to this Agreement in respect of Replacement Term Loans, as the case may be. The Applicable Rate in respect of Extended Term Loans of any Term Loan Extension Series, Refinancing Term Loans, New Revolving Commitments, New Term Commitments, New Term Loans, or Replacement Term Loans may be further adjusted as may be agreed by the relevant Lenders and the Borrower in connection with any Extension Amendment, Refinancing Amendment, Incremental Amendment or amendment to this Agreement in respect of Replacement Term Loans, as the case may be.

“Applicable SOFR Adjustment” means for any calculation with respect to a SOFR Loan, a percentage per annum as set forth below:

(a)      with respect to Daily Simple SOFR Loans, 0.10%; and

(b)      with respect to Term SOFR Loans, 0.10%.

“Appropriate Lender” means, at any time, with respect to Loans or Commitments of any Class, the Lenders of such Class.

“Approved Fund” means, with respect to any Lender, any Fund that is administered, advised or managed by (a) such Lender, (b) an Affiliate of such Lender or (c) an entity or an Affiliate of an entity that administers, advises or manages such Lender.

“Asset Sale Percentage” has the meaning specified in Section 2.05(b)(ii).

“Assignment and Assumption” means an Assignment and Assumption substantially in the form of Exhibit E-1 or any other form approved by the Administrative Agent.

“Assumed Indebtedness” has the meaning specified in Section 7.03(g).

“Attorney Costs” means all reasonable and documented (in reasonable detail) fees and expenses of any law firm or other external legal counsel.

“Auction Agent” means (a) the Administrative Agent or (b) any other financial institution or advisor employed by the Borrower (whether or not an Affiliate of the Administrative Agent) to act as an arranger in connection with any Discounted Loan Prepayment pursuant to Section 2.05(a)(v); provided that the Borrower shall not designate the Administrative Agent as the Auction Agent without the written consent of the Administrative Agent (it being understood that the Administrative Agent shall be under no obligation to agree to act as the Auction Agent); provided, further, that neither the Borrower nor any of its Affiliates may act as the Auction Agent.

“Available Amount” means, at any time (the “Reference Date”), the sum of (without duplication):

(a)      C$200,000,000; plus

(b)      an amount equal to the CNI Growth Amount; plus

(c)      to the extent not included in the definition of “Excluded Contribution,” the amount of any capital contributions made in cash, Cash Equivalents or Net Cash Proceeds from Permitted Equity Issuances (or issuances of debt securities that have been converted into or exchanged for Qualified Equity Interests) and the fair market value of any in-kind amounts received by the Borrower (or any other direct or indirect parent thereof and contributed by such parent to the Borrower) during the period from and including the Business Day immediately following the Closing Date through and including the Reference Date and Not Otherwise Applied (it being understood that no amount of the Equity Contribution (as defined in the Second Amendment) made, directly or indirectly, to the Borrower or any of its subsidiaries substantially concurrently with the Second Amendment Effective Date shall increase the amount available under this clause (c)); plus

(d)      to the extent not (A) included in clause (b) above or (B) already reflected as a return of capital with respect to such Investment for purposes of determining the amount of such Investment, the aggregate amount of all Returns (including all cash repayment of principal) received in cash or Cash Equivalents by the Borrower or any Restricted Subsidiary from any Investment (including from any Unrestricted Subsidiary) during the period from and including the Business Day immediately following the Closing Date through and including the Reference Date, in each case, to the extent any such Investment was made using the Available Amount pursuant to Section 7.02(j); plus

(e)      to the extent not (A) included in clause (b) or (d) above, (B) already reflected as a return of capital with respect to such Investment for purposes of determining the amount of such Investment or (C) required to be applied to prepay Term Loans in accordance with Section 2.05(b)(ii), the aggregate amount of all Net Cash Proceeds received by the Borrower or any Restricted Subsidiary in connection with the sale, transfer or other disposition of any Investment or its ownership interest in any Unrestricted Subsidiary during the period from and including the Business Day immediately following the Closing Date through and including the Reference Date, in each case, to the extent any such Investment was made using the Available Amount pursuant to Section 7.02(j); plus

(f)       to the extent not (A) included in clause (b), (d) or (e) above or (B) already reflected as a return of capital with respect to such Investment for purposes of determining the amount of such Investment, in the event that the Borrower redesignates as a Restricted Subsidiary any Unrestricted Subsidiary that was designated as an Unrestricted Subsidiary after the Closing Date (which, for purposes hereof, shall be deemed to also include (1) the merger, consolidation, liquidation or similar amalgamation of any such Unrestricted Subsidiary into the Borrower or any Restricted Subsidiary, so long as the Borrower or such Restricted Subsidiary is the surviving Person, and (2) the transfer of all or substantially all of the assets of any such Unrestricted Subsidiary to the Borrower or any Restricted Subsidiary), the fair market value (as determined in good faith by the Borrower) of the Investment in such Unrestricted Subsidiary at the time of such redesignation, in each case, to the extent such Investment in such Unrestricted Subsidiary was made using the Available Amount pursuant to Section 7.02(j); plus

(g)      the Net Cash Proceeds received by the Borrower or any of its Restricted Subsidiaries of any Indebtedness or Disqualified Equity Interests incurred or issued by the Borrower or any of its Restricted Subsidiaries following the Closing Date (other than Indebtedness owing to the Borrower or a Subsidiary) that is exchanged or converted into Qualified Equity Interests of the Borrower (or any direct or indirect parent of the Borrower); plus

(h)      Borrower Retained Prepayment Amounts; minus

(i)       any Investments made pursuant to Section 7.02(j), any Restricted Payment made pursuant to Section 7.06(c) or any payment made pursuant to Section 7.12(a)(v), in each case, during the period commencing on the First Amendment Effective Date and ending on the Reference Date (and, for purposes of this clause (i), without taking account of the intended usage of the Available Amount on such Reference Date in the contemplated transaction).

“Available Incremental Amount” means an aggregate principal amount of up to (a) the greater of (x) C$400,000,000 and (y) 100% of Consolidated EBITDA for the Test Period ended most recently prior to the incurrence or issuance of such New Term Loans, New Revolving Commitments and/or Incremental Equivalent Debt, as the case may be (which amount (i) shall be reduced by the aggregate principal amount of any New Term Loans, New Revolving Commitments and Incremental Equivalent Debt incurred in reliance on this clause (a), but (ii) shall not be reduced by any amount incurred or issued in reliance on the immediately succeeding clause (b)); plus (b) an unlimited amount of New Term Loans, New Revolving Commitments and any Incremental Equivalent Debt so long as, if such New Term Loans, New Revolving Commitments and/or Incremental Equivalent Debt are secured on a pari passu basis with respect to the Liens securing the Term Loans, the Total Net First Lien Leverage Ratio for the Test Period ended most recently prior to the incurrence or issuance of such New Term Loans and/or Incremental Equivalent Debt, as the case may be, after giving Pro Forma Effect to such incurrence or issuance, is less than or equal to (A) 4.25:1.00 or (B) in the case of any New Term Loans, New Revolving Commitments and/or Incremental Equivalent Debt incurred or issued, as the case may be, to finance a Permitted Acquisition or permitted Investment, the Total Net First Lien Leverage Ratio immediately prior to the incurrence or issuance of such New Term Loans, New Revolving Commitments and/or Incremental Equivalent Debt and consummation of such Permitted Acquisition or permitted Investment (or, (I) if such New Term Loans, New Revolving Commitments and/or Incremental Equivalent Debt will rank junior in right of security with respect to the Liens securing the Term Loans, an unlimited amount of New Term Loans, New Revolving Commitments and/or Incremental Equivalent Debt so long as the Total Net Senior Secured Leverage Ratio for the Test Period ended most recently prior to the incurrence or issuance of such New Term Loans, New Revolving Commitments and/or Incremental Equivalent Debt, as the case may be, after giving Pro Forma Effect to such incurrence or issuance, is less than or equal to (A) 5.50:1.00 or (B) in the case of any New Term Loans, New Revolving Commitments and/or Incremental Equivalent Debt incurred or issued, as the case may be, to finance a Permitted Acquisition or permitted Investment, the Total Net Senior Secured Leverage Ratio immediately prior to the incurrence or issuance of such New Term Loans, New Revolving Commitments and/or Incremental Equivalent Debt and consummation of such Permitted Acquisition or permitted Investment, or (II) if such New Term Loans, New Revolving Commitments and/or Incremental Equivalent Debt will be unsecured, an unlimited amount of New Term Loans, New Revolving Commitments and/or Incremental Equivalent Debt so long as the Total Net Leverage Ratio for the Test Period ended most recently prior to the incurrence or issuance of such New Term Loans, New Revolving Commitments and/or Incremental Equivalent Debt, as the case may be, after giving Pro Forma Effect to such incurrence or issuance, is less than or equal to (A) 6.75:1.00 or (B) in the case of any New Term Loans, New Revolving Commitments and/or Incremental Equivalent Debt incurred or issued, as the case may be, to finance a Permitted Acquisition or permitted Investment, the Total Net Leverage Ratio immediately prior to the incurrence or issuance of such New Term Loans, New Revolving Commitments and/or Incremental Equivalent Debt and consummation of such Permitted Acquisition or permitted Investment); plus (c) the aggregate principal amount of all voluntary prepayments of any Loans (including any reduction resulting from any assignment of such Loans to (and/or purchase of such Loans by) the Borrower and/or any Restricted Subsidiary, with credit given the aggregate principal amount of Loans subject to such assignment), except to the extent financed with the proceeds of long-term indebtedness (other than revolving indebtedness); provided that (i) the Borrower may elect to use clause (b) prior to clause (a) or (c) above, and if clause (a) and/or (c) above and clause (b) are available and the Borrower does not make an election, the Borrower will be deemed to have elected clause (b) above and (ii) to the extent the proceeds of any New Term Loans, New Revolving Commitments or Incremental Equivalent Debt are intended to be applied to finance a Permitted Acquisition or permitted Investment, the Total Net First Lien Leverage Ratio, Total Net Senior Secured Leverage Ratio or Total Net Leverage Ratio, as applicable, applicable thereto shall be tested instead only at the time the relevant agreement with respect to such Permitted Acquisition or permitted Investment is entered into giving Pro Forma Effect to such Permitted Acquisition or permitted Investment and the incurrence of all Indebtedness to be incurred in connection therewith as if such transactions had occurred on such date. For purposes of determining compliance with this definition of “Available Incremental Amount”, (x) New Term Loans, New Revolving Commitments and/or Incremental Equivalent Debt need not be incurred solely by reference to one of clauses (a) through (c) above but may be incurred under any combination of such clauses (including in part under one such category and in part under any other such category), (y) in the event that New Term Loans, New Revolving Commitments and/or Incremental Equivalent Debt (or any portion thereof) meets the criteria of one or more of such clauses (a) through (c) above, the Borrower, in its sole discretion, may classify or may subsequently reclassify at any time such New Term Loans, New Revolving Commitments and/or Incremental Equivalent Debt (or any portion thereof) in any manner that complies with this definition and (z) any New Revolving Commitments to be incurred in compliance with this definition of “Available Incremental Amount” shall be deemed to be fully drawn as of the date of such calculation.

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 3.03(d).

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means, (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, rule, regulation or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

“Bankruptcy Code” shall mean Title 11 of the United States Code entitled “Bankruptcy,” the Bankruptcy & Insolvency Act (Canada) and the Companies Creditors’ Arrangement Act (Canada), as now or hereafter in effect, or any successor thereto.

“Barclays” means Barclays Bank PLC.

“Base Rate” means, for any day, a fluctuating rate per annum equal to the highest of (a) the Federal Funds Rate plus 1/2 of 1%, (b) the rate of interest last quoted by The Wall Street Journal as the “Prime Rate” in the U.S. or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate or, if such rate is no longer quoted therein, any similar rate quoted therein (as determined by the Administrative Agent) or any similar release by the Federal Reserve Board (as determined by the Administrative Agent), in each case, as notified to the Borrower~~,~~ and (c) ~~to the extent ascertainable, the Adjusted Eurocurrency Rate plus 1.00% and (d) solely, in the case of Initial Term Loans and the 2018 Incremental Term Loans, 2.00%, and in the case of the 2020 Refinancing Term Loans, 1.50%;~~Term SOFR published on such day (or if such day is not a Business Day the next previous Business Day) for an Interest Period of one month (taking into account any “floor” under the definition of “Term SOFR”) plus 1.00%. If the Administrative Agent shall have determined (which determination shall be conclusive absent manifest error) that it is unable to ascertain the Federal Funds Effective Rate for any reason, the Base Rate shall be determined without regard to clause (a) above until the circumstances giving rise to such inability no longer exist and if Base Rate shall be less than zero, such rate shall be deemed zero for purposes of this Agreement.

“Base Rate Loan” means a Loan that bears interest based on the Base Rate.

“Base Rate Term SOFR Determination Day” has the meaning assigned to such term in the definition of “Term SOFR”.

“Benchmark” means, initially, with respect to U.S. Dollars, Term SOFR; provided that if a Benchmark Transition Event has occurred with respect to Term SOFR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 3.03.

“Benchmark Replacement” means with respect to any Benchmark Transition Event, the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:

(a)	with respect to Term SOFR Loans, Daily Simple SOFR; or

(b)	the sum of: (i) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for syndicated credit facilities and (ii) the related Benchmark Replacement Adjustment;

provided, that if the Benchmark Replacement would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for syndicated credit facilities.

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(a)	in the case of clause (a) or (b) of the definition of “Benchmark Transition Event”, the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b)	in the case of clause (c) of the definition of “Benchmark Transition Event”, the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by or on behalf of the administrator of such Benchmark (or such component thereof) or the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative or non-compliant with or non-aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks; provided that such non-representativeness, non-compliance or non-alignment will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)	a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c)	a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) or the regulatory supervisor for the administrator of such Benchmark (or such component thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative or in compliance with or aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 3.03 and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 3.03.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in and subject to Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

“Board of Directors” means, with respect to any Person, (i) in the case of any corporation, the board of directors of such Person, (ii) in the case of any limited liability company, the board of managers or board of directors, as applicable, of such Person, or if such limited liability company does not have a board of managers or board of directors, the functional equivalent of the foregoing, (iii) in the case of any partnership, the board of directors or board of managers, as applicable, of the general partner of such Person and (iv) in any other case, the functional equivalent of the foregoing.

“Borrower” means, as applicable, the Initial Borrower and any Co-Borrower appointed by the Initial Borrower as a “Co-Borrower” for all purposes hereunder on and after the Second Amendment Effective Date pursuant to Section 2.21.

“Borrower Applicant” has the meaning set forth in Section 2.21.

“Borrower Materials” has the meaning specified in the last paragraph of Section 6.02.

“Borrower Offer of Specified Discount Prepayment” means the offer by the applicable Borrower Party to make a voluntary prepayment of Term Loans at a specified discount to par pursuant to Section 2.05(a)(v)(B).

“Borrower Parties” means the collective reference to the Borrower and its Subsidiaries, including the Borrower, and “Borrower Party” means any one of them.

“Borrower Prepayment Parties” has the meaning specified in Section 2.05(a)(v)(A).

“Borrower Retained Prepayment Amounts” has the meaning specified in Section 2.05(b)(vii).

“Borrower Solicitation of Discount Range Prepayment Offers” means the solicitation by the applicable Borrower Party of offers for, and the corresponding acceptance by a Lender of, a voluntary prepayment of Term Loans at a specified range of discounts to par pursuant to Section 2.05(a)(v)(C).

“Borrower Solicitation of Discounted Prepayment Offers” means the solicitation by the applicable Borrower Party of offers for, and the subsequent acceptance, if any, by a Lender of, a voluntary prepayment of Term Loans at a discount to par pursuant to Section 2.05(a)(v)(D).

“Borrowing” means (a) a borrowing consisting of simultaneous Term Loans of the same Class and Type and, in the case of ~~Eurocurrency Rate~~Term SOFR Loans and CDOR Rate Loans, having the same Interest Period made by each of the applicable Term Lenders pursuant to Section 2.01, (b) the making of a New Term Loan by a Lender or an Additional Lender to the Borrower pursuant to Section 2.14 and the applicable Incremental Amendment, (c) the making of a Refinancing Term Loan by a Lender or an Additional Lender to the Borrower pursuant to Section 2.15 and the applicable Refinancing Amendment, (d) the making of an Extended Term Loan of a given Term Loan Extension Series by a Lender to the Borrower pursuant to Section 2.17 and the applicable Corrective Term Loan Extension Amendment and (e) the making of a Replacement Term Loan by a Lender or an Additional Lender to the Borrower pursuant to Section 10.01(B)(c) and the applicable amendment to this Agreement in respect of such Replacement Term Loan.

“Business Day” means any day ~~other than~~that is not a Saturday, Sunday, U.S. Government Securities Business Day or other day on which commercial banks in New York City are authorized ~~to close under the Laws of, or are in fact closed in, the jurisdiction where the Administrative Agent’s Office is located and if such day relates to any interest rate settings as to (a) a Eurocurrency Rate Loan, any fundings, disbursements, settlements and payments in respect of any such Eurocurrency Rate Loan, or any other dealings to be carried out pursuant to this Agreement in respect of any such Eurocurrency Rate Loan, means any such day on which dealings in deposits in U.S. Dollars are conducted by and between banks in the London interbank market and (b) a Canadian Prime Rate or CDOR Rate Loan, means any such day on which commercial banks are authorized to close or in fact closed in Toronto, Ontario.~~or required by law to remain closed; provided that, when used in connection with a Loan denominated in Canadian Dollars, the term “Business Day” shall also exclude any day which banks are closed for general business in Canada.

“Caesar Acquisition” means the “Acquisition” (as defined in the Existing Credit Agreement).

“Caesar Repo Transaction” means the repurchase transactions entered into among the Borrower and its Subsidiaries in connection with the Caesar Acquisition consummated in connection with the Existing Credit Agreement.

“Canadian Dollars” or “C$” means lawful money of Canada.

“Canadian Multi-Employer Plan” means a “multi-employer pension plan”, as such term is defined under the Pension Benefits Act (Ontario) or any similar plan registered under pension standards legislation in another jurisdiction in Canada, under which a Loan Party is required to contribute pursuant to a collective bargaining agreement and under which the sole obligation of the Loan Party is to make the contributions specified in the applicable collective bargaining agreement.

“Canadian Pension Plan” means any “registered pension plan” as such term is defined in the ITA, which is maintained, administered and contributed to by any Borrower Party in respect of any person’s employment in Canada or a province or territory thereof with any Borrower Party, other than a Canadian Multi-Employer Plan.

“Canadian Pledge Agreement” means, collectively, one or more Securities Pledge Agreements executed by the Loan Parties party thereto, together with any supplemental pledge agreement executed and delivered pursuant to Section 6.12, as amended, restated amended and restated, supplemented or otherwise modified from the time to time.

“Canadian Prime Rate” means on any day, the annual rate of interest equal to the greater of (i) the annual rate of interest established by Bank of Montreal as the reference rate of interest it will use on such day for determining interest rates on Canadian Dollar denominated commercial loans in Canada and commonly known as “prime rate” and (ii) the annual rate of interest equal to the sum of (A) the one-month CDOR Loan Rate in effect on such day and (B) 1.00%, with any such rate to be adjusted automatically, without notice, as of the opening of business on the effective date of any change in such rate; and if Canadian Prime Rate shall be less than zero, such rate shall be deemed zero for purposes of this Agreement.

“Canadian Prime Rate Loan” means a Loan that bears interest based on the Canadian Prime Rate.

“Canadian Security Agreement” means, collectively, (i) one or more General Security Agreements executed by the Loan Parties party thereto, substantially in the form of Exhibit G-2, and (ii) one or more Deeds of Hypothec, dated on or prior to the date hereof, made by the Loan Parties party thereto in favour of Barclays in its capacity as hypothecary representative of the Secured Parties, substantially in the form of Exhibit G-3, together with any Security Agreement Supplement executed and delivered pursuant to Section 6.12, as amended, restated amended and restated, supplemented or otherwise modified from the time to time.

“Canadian Subsidiary” means any Subsidiary that is organized under the Laws of Canada or any province thereof.

“Capital Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities and including in all events all amounts expended or capitalized under Financing Leases) by the Borrower and the Restricted Subsidiaries during such period that, in conformity with GAAP, are or are required to be included as capital expenditures, additions to property, plant or equipment or comparable items (or in intangible accounts subject to amortization) on the consolidated statement of cash flows of the Borrower and the Restricted Subsidiaries.

“Capitalized Software Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by the Borrower and the Restricted Subsidiaries during such period in respect of purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet (excluding the footnotes thereto) of the Borrower and the Restricted Subsidiaries.

“Captive Insurance Subsidiary” means any Subsidiary of the Borrower that is subject to regulation as an insurance company (or any Subsidiary thereof).

“Cash Collateral Account” means an account subject to the sole dominion and control of the Collateral Agent.

“Cash Equivalents” means any of the following types of Investments, to the extent owned by the Borrower or any Restricted Subsidiary:

(a)            Canadian Dollars and U.S. Dollars;

(b)            readily marketable direct obligations issued or directly and fully guaranteed or insured by the Canadian or United States government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition;

(c)            certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, demand deposits, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any domestic or foreign commercial bank having capital and surplus of not less than $500,000,000 in the case of U.S. banks (or the U.S. Dollar equivalent as of the date of determination in the case of any non-U.S. banks);

(d)            repurchase obligations for underlying securities of the types described in clauses (b) and (c) above or clause (f) below entered into with any financial institution meeting the qualifications specified in clause (c) above;

(e)            commercial paper rated at least P-2 by Moody’s or at least A-2 by S&P (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another nationally recognized statistical rating agency) and in each case maturing within 12 months after the date of creation thereof;

(f)             marketable short-term money market and similar highly liquid funds having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another nationally recognized statistical rating agency);

(g)            readily marketable direct obligations issued or directly and fully guaranteed or insured by any state, province, commonwealth or territory of the United States or Canada or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another nationally recognized statistical rating agency) with maturities of 24 months or less from the date of acquisition;

(h)            Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another nationally recognized statistical rating agency);

(i)             investment funds investing substantially all of their assets in securities of the types described in clauses (a) through (h) above; and

(j)             solely with respect to any Captive Insurance Subsidiary, any investment that a Captive Insurance Subsidiary is not prohibited to make in accordance with applicable Laws.

In the case of Investments made in a country outside the United States or Canada in the ordinary course of business, Cash Equivalents shall also include (i) investments of the type and maturity described in clauses (a) through (j) above of obligors, which Investments or obligors (or the parents of such obligors), if required under such clauses, have the ratings described in such clauses or equivalent ratings from comparable foreign rating agencies and (ii) other short-term investments utilized by the Borrower or Restricted Subsidiaries in accordance with normal investment practices for cash management in investments analogous to the foregoing investments described in clauses (a) through (j) and in this paragraph.

“Cash Management Bank” means any Person that is an Agent, a Lender, a Lead Arranger or an Affiliate of any of the foregoing at the time (or within thirty (30) days after) it initially provides any Cash Management Services pursuant to a Secured Cash Management Agreement (or, in the case of Secured Cash Management Agreements existing on the Closing Date, on the Closing Date), whether or not such Person subsequently ceases to be an Agent, a Lender, a Lead Arranger or an Affiliate of any of the foregoing.

“Cash Management Obligations” means obligations owed by the Borrower or any Restricted Subsidiary in respect of or in connection with any Cash Management Services.

“Cash Management Services” means any agreement or arrangement to provide cash management services, including automatic clearinghouse, controlled disbursements, information reporting, lockbox, stop payment, wire transfer services, treasury, depository, overdraft, credit card processing, credit or debit card, purchase card, electronic funds transfer, ACH transactions and other cash management arrangements.

“Casualty Event” means any event that gives rise to the receipt by the Borrower or any Restricted Subsidiary of any insurance proceeds or condemnation or expropriation awards in respect of any equipment, fixed assets or real property (including any improvements thereon) to replace or repair such equipment, fixed assets or real property.

“CDOR Rate” means, for any day, a rate per annum equal to the annual rate of interest that is the rate equal to the average discount rate for Canadian dollar bankers’ acceptances issued on such day for a term equal or comparable to the interest period of the CDOR Loan Rate Loan requested as such rate appears on the “Reuters Screen CDOR Page” (as defined in the International Swaps and Derivatives Association, Inc. 2000, definitions, as modified and amended from time to time or any successor thereto) rounded to the nearest 1/100th of 1% (with 0.005% being rounded up), as of 10:00 a.m. (Toronto, Ontario time) on such day, or if such day is not a Business Day, then on the immediately preceding Business Day; provided, that, if such rate does not appear on the Reuters Screen CDOR Page as contemplated, then the CDOR Rate on any day shall be the average of the annual discount rate applicable in respect of an issue of Canadian Dollar bankers’ acceptances having a term equal or comparable to the Interest Period of CDOR Loan Rate Loan requested, quoted by Royal Bank of Canada as of 10:00 a.m. (Toronto, Ontario time) on such day, or if such day is not a Business Day, then on the immediately preceding Business Day; provided, that the CDOR Rate shall not be less than 1.00% per annum.

“CDOR Rate Loan” means a Loan that bears interest based on the CDOR Rate.

“CFC” means a “controlled foreign corporation” within the meaning of Section 957 of the Code.

“CFC Holdco” means any Subsidiary that has no material assets other than Equity Interests in (or Equity and Indebtedness of) one or more Subsidiaries that are CFCs.

“CFPOA” means the Corruption of Foreign Public Officials Act (Canada), as amended.

“Change in Law” means the occurrence, after the Closing Date (or, with respect to the 2018 Incremental Term Loans, the First Amendment Effective Date), of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, requirements or directives thereunder or issued in connection therewith or in implementation thereof and (y) all requests, rules, guidelines, requirements or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States, Canadian or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law,” regardless of the date enacted, adopted, issued or implemented.

“Change of Control” means the earliest to occur after the Closing Date of:

(a)            at any time:

(i)            prior to the consummation of a Qualifying IPO, the Permitted Holders ceasing to own, in the aggregate, directly or indirectly, beneficially, at least a majority of the aggregate ordinary voting power represented by the issued and outstanding Equity Interests of the Borrower; or

(ii)            upon and after the consummation of a Qualifying IPO, (1) any Person (other than a Permitted Holder) or (2) Persons (other than one or more Permitted Holders) constituting a “group”, directly or indirectly, of Equity Interests representing more than thirty-five percent (35%) of the aggregate ordinary voting power represented by the issued and outstanding Equity Interests of the Borrower and the percentage of aggregate ordinary voting power so held is greater than the percentage of the aggregate ordinary voting power represented by the Equity Interests of the Borrower beneficially owned, directly or indirectly, in the aggregate by the Permitted Holders;

unless, in the case of either clause (a)(i) or (a)(ii) above, the Permitted Holders have, at such time, the right or the ability by voting power, contract or otherwise to elect or designate for election directors entitled to cast the majority of votes on the board of directors of the Borrower; or

(b)            any “Change of Control” (or any comparable term) in any document pertaining to any Incremental Equivalent Debt, any Refinancing Equivalent Debt or any other Junior Financing, in each case, the aggregate outstanding principal amount of which is in excess of the Threshold Amount (or any Permitted Refinancing in respect of any of the foregoing).

For purposes of this definition, including other defined terms used herein in connection with this definition and notwithstanding anything to the contrary in this definition or any provision of Section 13d-3 of the Exchange Act, (i) “beneficial ownership” shall be as defined in Rules 13(d)-3 and 13(d)-5 under the Exchange Act as in effect on the date hereof, (ii) the phrase Person or group is within the meaning of Section 13(d) or 14(d) of the Exchange Act, but excluding any employee benefit plan of such Person or group or its subsidiaries and any Person acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan, (iii) if any group includes one or more Permitted Holders, the issued and outstanding Equity Interests of the Borrower, directly or indirectly owned by the Permitted Holders that are part of such group shall not be treated as being beneficially owned by such group or any other member of such group for purposes of clause (a) of this definition and (iv) Person or group shall not be deemed to beneficially own Equity Interests to be acquired by such Person or group pursuant to a stock or asset purchase agreement, merger agreement, option agreement, warrant agreement or similar agreement (or voting or option or similar agreement related thereto) until the consummation of the acquisition of the Equity Interests in connection with the transactions contemplated by such agreement.

“Citibank” means Citibank, N.A. and its successors.

“Claims” has the meaning specified in the definition of “Environmental Claim.”

“Class” when used in reference to (a) any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are Initial Term Loans, 2018 Incremental Term Loans, 2020 Refinancing Term Loans, 2023 Refinancing Term Loans or a separate Class of New Term Loans, Refinancing Term Loans, Extended Term Loans or Replacement Term Loans, (b) any Commitment, refers to whether such Commitment is a Commitment in respect of Initial Term Commitments, 2018 Incremental Term Loans, 2020 Refinancing Term Commitments, 2023 Refinancing Term Commitments or a Commitment in respect of a Class of Loans to be made pursuant to an Incremental Amendment, a Refinancing Amendment, an Extension Amendment, Corrective Term Loan Extension Amendment or an amendment to this Agreement in respect of Replacement Term Loans and (c) any Lender, refers to whether such Lender has a Loan or Commitment with respect to a particular Class of Loans or Commitments and includes, as a separate Class, Term Lenders with Initial Term Loans, Term Lenders with 2018 Incremental Term Loans, 2020 Refinancing Term Lenders with 2020 Refinancing Term Loans, 2023 Refinancing Term Lenders with 2023 Refinancing Term Loans, Refinancing Term Lenders with Refinancing Term Commitments or Refinancing Term Loans, Extending Term Lenders for a given Term Loan Extension Series of Extended Term Commitments or Extended Term Loans, New Term Lenders with New Term Commitments or New Term Loans, or Lenders with Replacement Term Loans. Refinancing Term Commitments, Refinancing Term Loans, New Revolving Commitments, New Term Commitments, New Term Loans, Extended Term Commitments, Extended Term Loans, commitments in respect of Replacement Term Loans and Replacement Term Loans that have different terms and conditions shall be construed to be in different Classes.

“Clean Up Period” has the meaning specified in Section 8.05.

“Closing Date” means the first date on which all the conditions precedent in Section 4.01 are satisfied or waived in accordance with Section 10.01.

“CNI Growth Amount” means, at any date of determination, an amount determined on a cumulative basis equal to 50% of Consolidated Net Income for the period (treated as one accounting period) from the first day of the first full fiscal quarter for which financial statements are delivered pursuant to Section 6.01(a) or (b), as applicable, after the First Amendment Effective Date.

“Co-Borrower Joinder Agreement” has the meaning set forth in Section 2.21.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collateral” means all the “Collateral” (or equivalent term) as defined in any Collateral Document, all Material Real Property and any other assets pledged (or purported to be pledged) pursuant to any Collateral Document.

“Collateral Agent” means Barclays Bank PLC and any successor thereto.

“Collateral and Guarantee Requirement” means, at any time, the requirement that:

(a)            the Collateral Agent shall have received each Collateral Document required to be delivered (i) on the Closing Date pursuant to Section 4.01(a)(iii) or (ii) on such other dates as required pursuant to Section 6.12 or Section 6.14 or the Collateral Documents, duly executed by each Loan Party party thereto;

(b)            all Obligations (other than, with respect to any Guarantor, any Excluded Swap Obligations of such Guarantor) shall have been unconditionally guaranteed by the Borrower and each Restricted Subsidiary of the Borrower that is a Canadian Subsidiary or a U.S. Subsidiary (and not an Excluded Subsidiary) (each, a “Guarantor”) and any Restricted Subsidiary of the Borrower that is a Canadian Subsidiary or a U.S. Subsidiary and that Guarantees any Indebtedness incurred by the Borrower pursuant to (i) Junior Financing (other than Junior Financing designated by the Borrower which has an aggregate outstanding principal amount for all such Indebtedness so designated since the First Amendment Effective Date not to exceed C$40,000,000) or (ii) any Incremental Equivalent Debt or Refinancing Equivalent Debt (or, in the case of the preceding clause (ii), any Permitted Refinancing thereof) shall be a Guarantor hereunder; provided that no Guarantor will be required to provide a Guarantee of its own direct obligations under (x) any Loan Document or (y) any Secured Hedge Agreement or Secured Cash Management Agreement to which it is a party as a direct obligor;

(c)            the Obligations (other than, with respect to any Guarantor, any Excluded Swap Obligations of such Guarantor) of each Loan Party shall have been secured by a first-priority security interest (subject to Liens permitted by Section 7.01) in (i) all Equity Interests of each Restricted Subsidiary that is a Wholly Owned Canadian Subsidiary or U.S. Subsidiary (other than a such Subsidiary (x) that is an Immaterial Subsidiary, or (y) described in the following clause (ii)(B)) directly owned by the Borrower or any Guarantor and (ii) 65% of the issued and outstanding voting Equity Interests (and 100% of the issued and outstanding non-voting Equity Interests) of, (A) each Restricted Subsidiary that is a CFC and is directly owned by the Borrower or any Guarantor and (B) each Restricted Subsidiary that is a CFC Holdco (in the case of clauses (A) and (B), other than a Subsidiary that is an Immaterial Subsidiary);

(d)            except to the extent otherwise provided hereunder or under any Collateral Document, and subject to Liens permitted by Section 7.01 or under any Collateral Document, the Obligations (other than, with respect to any Guarantor, any Excluded Swap Obligations of such Guarantor) shall have been secured by a valid and perfected security interest in substantially all tangible and intangible assets of each Loan Party (including accounts receivable, inventory, equipment, investment property, contract rights, registered intellectual property (including applications for registered intellectual property, but excluding any “intent-to-use” application for registration of a trademark or service mark filed pursuant to Section 1(b) of the Lanham Act, 15 U.S.C. § 1051, prior to the filing of a “Statement of Use” pursuant to Section 1(d), or an “Amendment to Allege Use” pursuant to Section 1(c), of the Lanham Act, to the extent, if any, that, and solely during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of such application under applicable federal Laws), other general intangibles, and solely to the extent required by Sections 6.12 and 6.14, Mortgages on Material Real Property and, in each case, proceeds of the foregoing), in each case, with the priority required by the Collateral Documents (to the extent such security interest may be perfected by delivering certificated securities and Material Debt Instruments, solely to the extent required by Sections 6.12 and 6.14, filing any Mortgages in the appropriate filing or land registry office of the county or municipality where the respective mortgaged property is located, filing financing statements under the Uniform Commercial Code or PPSA or making any necessary filings with the United States Patent and Trademark Office or United States Copyright Office or the Canadian Intellectual Property Office); and

(e)            the Collateral Agent shall have received counterparts of a Mortgage and other documentation required to be delivered, with respect to each Material Real Property, if any, pursuant to Sections 6.12 and 6.14.

The foregoing definition shall not require, and the Loan Documents shall not contain any requirements as to, the creation or perfection of pledges of or security interests in, mortgages on, or the obtaining of title insurance, surveys, abstracts or appraisals or taking other actions with respect to, any Excluded Assets. The Collateral Agent may grant extensions of time for the perfection of security interests in or the delivery of the Mortgages and the obtaining of title insurance, surveys and abstracts with respect to particular assets and the delivery of assets (including extensions beyond the Closing Date for the perfection of security interests in the assets of the Loan Parties) where it reasonably determines, in consultation with the Borrower, that perfection cannot be accomplished without undue effort or expense by the time or times at which it would otherwise be required by this Agreement or the Collateral Documents.

Notwithstanding anything to the contrary, there shall be no requirement for (and no Default under the Loan Documents shall arise out of the lack of) (A) actions in, or required by the Laws of, any jurisdiction other than the United States (or any state thereof or the District of Columbia) or Canada (or any province thereof) in order to create, perfect or maintain any security interests in any assets (including, without limitation, any intellectual property registered outside the United States or Canada and all real property located outside the United States or Canada) (it being understood that there shall be no security agreements, pledge agreements or similar security documents governed by the Laws of any jurisdiction outside the United States or Canada) and (B) actions required to be taken to perfect by “control” with respect to any Collateral (other than delivery of certificated securities required to be pledged in accordance with clause (c) of this definition), including control agreements or similar agreements in respect of any deposit accounts, securities accounts, commodities accounts or other bank accounts.

“Collateral Documents” means, collectively, the U.S. Security Agreement, the Canadian Security Agreement, the U.S. Pledge Agreement, the Canadian Pledge Agreement, the Intellectual Property Security Agreements, the Mortgages (if any), each of the mortgages, debentures, charges, collateral assignments, security agreements, pledge agreements or other similar agreements delivered to the Agents and the Lenders pursuant to this Agreement, the Guaranty, and each of the other agreements, instruments or documents executed by a Loan Party that creates or purports to create a Lien or Guarantee in favor of the Collateral Agent for the benefit of the Secured Parties.

“Conforming Changes” means, with respect to either the use or administration of any Term Benchmark or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Base Rate,” the definition of “Business Day,” the definition of “U.S. Government Securities Business Day,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of Section 3.05 and other technical, administrative or operational matters) that the Administrative Agent, in consultation with the Borrower, decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if, after consultation with the Borrower, the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if, after consultation with the Borrower, the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent, after consultation with the Borrower, decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Commitment” means a Term Commitment.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.) as amended from time to time, any successor statute and any regulations promulgated thereunder from time to time.

“Competitors” has the meaning specified in the definition of “Disqualified Institution.”

“Compliance Certificate” means a certificate substantially in the form of Exhibit C and which certificate shall in any event be a certificate of a Responsible Officer of the Borrower (a) certifying as to whether a Default has occurred and is continuing and, if applicable, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (b) setting forth reasonably detailed calculations, in the case of financial statements delivered under Section 6.01(a), beginning with the financial statements for the fiscal year of the Borrower ending December 31, 2017, of Excess Cash Flow for such fiscal year and (c) in the case of financial statements delivered under Section 6.01(a), setting forth a reasonably detailed calculation of the Net Cash Proceeds received during the applicable period by or on behalf of, the Borrower or any of its Restricted Subsidiaries in respect of any Disposition subject to prepayment pursuant to Section 2.05(b)(ii)(A) and the portion of such Net Cash Proceeds that has been invested or is intended to be reinvested in accordance with Section 2.05(b)(ii)(B).

“Consolidated Current Assets” means, as at any date of determination, the total assets of the Borrower and the Restricted Subsidiaries on a consolidated basis that may properly be classified as current assets in conformity with GAAP, excluding cash and Cash Equivalents, amounts related to current or deferred taxes based on income or profits, assets held for sale, loans (permitted) to third parties, pension assets, deferred bank fees and derivative financial instruments.

“Consolidated Current Liabilities” means, as at any date of determination, the total liabilities of the Borrower and the Restricted Subsidiaries on a consolidated basis that may properly be classified as current liabilities in conformity with GAAP, but excluding (a) the current portion of any Funded Debt, (b) the current portion of interest, (c) accruals for current or deferred taxes based on income or profits, (d) accruals of any costs or expenses related to restructuring reserves or severance, (e) revolving loans, swing line loans and letter of credit obligations under any revolving credit facility, (f) the current portion of any Financing Lease Obligation, (g) deferred revenue, (h) liabilities in respect of unpaid earn-outs or other similar acquisition related liabilities, (i) the current portion of any other long-term liabilities, and, furthermore, excluding the effects of adjustments pursuant to GAAP resulting from the application of recapitalization accounting or purchase accounting, as the case may be, in relation to the Original Transaction, the First Amendment Transactions or any consummated acquisition and (j) Non-Cash Compensation Liabilities.

“Consolidated Depreciation and Amortization Expense” means, with respect to any Person for any period, the total amount of depreciation, amortization and depletion and accretion expense, including amortization or write-off of intangibles and non-cash organization costs and of deferred financing fees or costs and Capitalized Software Expenditures, of such Person, including the amortization of deferred financing fees or costs for such period on a consolidated basis and otherwise determined in accordance with GAAP and the amortization of OID resulting from the issuance of Indebtedness at less than par, and any write down of assets or asset value carried on the balance sheet.

“Consolidated EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period:

(a)            increased by (without duplication, and as determined in accordance with GAAP to the extent applicable):

(i)            solely to the extent such amounts were deducted in computing Consolidated Net Income (A) provision for Taxes based on income or profits or capital, plus state, provincial, franchise, property or similar taxes and foreign withholding taxes and foreign unreimbursed value added taxes, of such Person for such period (including, in each case, penalties and interest related to such taxes or arising from tax examinations) deducted in computing Consolidated Net Income and (B) amounts paid to the Borrower or any direct or indirect parent of the Borrower in respect of taxes in accordance with Section 7.06(g); plus

(ii)           (A) total interest expense of such Person and, to the extent not reflected in such total interest expense, any net losses on hedging obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, and (B) bank fees and costs owed with respect to letters of credit, bankers acceptances and surety bonds, in each case under this clause (B), in connection with financing activities and, in each case under clauses (A) and (B), to the extent the same were deducted in computing Consolidated Net Income; plus

(iii)          Consolidated Depreciation and Amortization Expense of such Person for such period to the extent such expenses were deducted in computing Consolidated Net Income; plus

(iv)          any (A) Original Transaction Expenses, (B) First Amendment Transaction Expenses and (C)(I)  reasonable fees, costs, expenses or charges incurred in connection with (x) any issuance or offering of Equity Interests (including any Qualifying IPO), Investment, acquisition (including any costs incurred in connection with any Permitted Acquisition or any other Investment permitted hereunder after the Closing Date), non-ordinary course Disposition, recapitalization or the issuance, incurrence, redemption, exchange or repayment of Indebtedness (including, with respect to Indebtedness, a refinancing thereof), including any costs and expenses relating to any registration statement, or registered exchange offer, in respect of any Indebtedness permitted hereunder, (y) any amendment, waiver, consent or modification to any documentation governing the terms of any transaction described in the immediately preceding subclause (x) or (z) any amendment, waiver, consent or modification to any Loan Document or any other document governing any Indebtedness, in each case under subclauses (x), (y) and (z), whether or not such transaction or amendment, waiver, consent or modification is successful and (II) fees, costs, expenses and charges to the extent payable or reimbursable by third parties, pursuant to indemnification provisions, in each case, deducted in computing Consolidated Net Income; plus

(v)           to the extent deducted in calculating Consolidated Net Income, any charges, losses or expenses related to signing, retention, relocation, recruiting or completion bonuses or recruiting costs, severance costs, transition costs, curtailments or modifications to pension and post-retirement employee benefit plans (including any settlement of pension liabilities), pre-opening, opening, closing and consolidation costs and expenses with respect to any New Projects, facilities, facility start-up costs, costs and expenses relating to implementation of operational and reporting systems and technology initiatives, costs incurred in connection with product and intellectual property development and new systems design, project start-up costs, integration and systems establishment costs, business optimization expenses or costs (including costs and expenses relating to intellectual property restructurings) and cash restructuring charges, expenses and reserves and expenses attributable to the implementation of cost savings initiatives, costs associated with tax projects/audits and costs consisting of professional consulting or other fees relating to any of the foregoing; plus

(vi)          accretion of asset retirement obligations; plus

(vii)         any other non-cash charges, expenses, losses or items, including any write offs or write downs, reducing such Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, (1) the Borrower may determine not to add back such non-cash charge in the current period and (2) to the extent the Borrower does decide to add back such non-cash charge, the cash payment in respect thereof in such future period shall be subtracted from Consolidated EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

(viii)        the amount of any minority interest expense or non-controlling interest consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary deducted in calculating Consolidated Net Income; plus

(ix)           the amount of fees, out-of-pocket costs, indemnities and expenses paid or accrued in such period to any Permitted Holder or any of their Affiliates to the extent permitted under Section 7.08 and deducted in such period in computing Consolidated Net Income; plus

(x)            the amount of any net loss from operations expected to be disposed of, abandoned or discontinued within twelve months after the end of such period; plus

(xi)           the amount of “run rate” cost savings, operating expense reductions and synergies related to the Original Transactions, the First Amendment Transactions, any Specified Transactions, any restructurings, cost savings initiatives and other initiatives (without duplication of any amounts added back pursuant to Section 1.08(c) in connection with a Specified Transaction or entry into an Municipal Waste Contract or Put-or-Pay Agreement) projected by the Borrower in good faith to result from actions taken, committed to be taken or expected to be taken no later than twenty-four (24) months after the end of such period (which “run rate” cost savings, operating expense reductions and synergies shall be calculated on a pro forma basis as though such “run rate” cost savings, operating expense reductions and synergies had been realized on the first day of the period for which Consolidated EBITDA is being determined and realized during the entirety of such period and each subsequent period through the period ending on the last day of the eighth fiscal quarter commencing after the end of the fiscal quarter in which such pro forma adjustment was originally made, and without duplication of any pro forma adjustment for any such subsequent period that would otherwise be permitted under this clause (xi) with respect to the same cost savings, operating expense reductions and synergies), net of the amount of actual benefits realized during such period from such actions; provided that such “run rate” cost savings, operating expense reductions and synergies are reasonably identifiable and factually supportable (in the good faith determination of the Borrower) (it being understood that pro forma adjustments need not be prepared in compliance with Regulation S-X); plus

(xii)          to the extent reducing such Consolidated Net Income, any costs or expenses incurred by the Borrower or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or stockholders agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of the Borrower or net cash proceeds of issuance of Equity Interests of the Borrower (other than Disqualified Equity Interests), in each case, solely to the extent that such cash proceeds are excluded from the calculation of the Available Amount and have not been used as an Excluded Contribution; plus

(xiii)         to the extent deducted in calculating Consolidated Net Income, Specified Legal Expenses in an amount not to exceed C$5,000,000 for the applicable four quarter period; plus

(xiv)        accruals and reserves that are established or adjusted within 12 months after the closing of any acquisition that are so required as a result of such acquisition in accordance with GAAP, or changes as a result of the adoption or modification of accounting policies, whether effected through a cumulative effect adjustment, restatement or a retroactive application; plus

(xv)         the amount of any loss attributable to a New Project, until the date that is 12 months after the date of completing the construction, acquisition, assembling or creation of such New Project, as the case may be; provided that (a) such losses are reasonably identifiable and factually supportable and certified by a Responsible Officer of the Borrower and (b) losses attributable to such New Project after 12 months from the date of completing such construction, acquisition, assembling or creation, as the case may be, shall not be included in this clause (xv); and

(b)            decreased by (without duplication, and as determined in accordance with GAAP to the extent applicable) any non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any gains that represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period (other than such cash charges that have been added back to Consolidated Net Income in calculating Consolidated EBITDA in accordance with this definition).

For the avoidance of doubt, Consolidated EBITDA shall be calculated, including pro forma adjustments, in accordance with Section 1.08.

“Consolidated First Lien Net Debt” means, as of any date of determination, (a) Consolidated Total Debt of the Borrower and the Restricted Subsidiaries that is secured by a Lien on all or substantially all of the assets or property of the Borrower and the Guarantors constituting Collateral (other than any Indebtedness secured by Liens that are expressly subordinated to the Liens securing the Obligations) minus (b) the aggregate amount of cash and Cash Equivalents of the Borrower and the Restricted Subsidiaries as of such date that is not Restricted and cash and Cash Equivalents restricted in favor of (x) any Agent for the benefit of the Secured Parties, (y) any Lender or (z) any lender of Indebtedness for borrowed money that is included in clause (a) above; provided that in calculating the Total Net First Lien Leverage Ratio for the purposes of determining the Available Incremental Amount on any date of determination in respect of any New Term Loans, New Revolving Commitments or Incremental Equivalent Debt, in each case incurred as such, the proceeds thereof issued or otherwise incurred on such date shall be excluded from the immediately preceding clause (b); provided further that (and without limiting the application of Section 1.08(e)) to the extent proceeds of any New Term Loans, New Revolving Commitments or Incremental Equivalent Debt are to be used to repay Indebtedness (including by repurchase, redemption, retirement, extinguishment, defeasance, discharge, escrow or similar arrangements), the Borrower shall be permitted to give Pro Forma Effect to such repayment of Indebtedness.

“Consolidated Interest Expense” means, for any period, the total interest expense of the Borrower and its Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP (excluding any accretion or accrual of discounted liabilities not constituting Indebtedness), plus, to the extent not included in such total interest expense, and to the extent incurred by the Borrower and its Restricted Subsidiaries (determined on a consolidated basis in accordance with GAAP), without duplication:

(1) the amortization of debt discount and debt issuance costs; plus

(2) the amortization of all fees (including, without limitation, fees with respect to Swap Contracts) payable in connection with the incurrence of Indebtedness; plus

(3) interest payable on Financing Lease Obligations; plus

(4) payments in the nature of interest pursuant to Swap Contracts; plus

(5) interest accruing on any Indebtedness of any other Person, to the extent such Indebtedness is guaranteed by, or secured by a Lien on any asset of, the Borrower or any of its Restricted Subsidiaries.

Notwithstanding the foregoing, the interest component of any lease that is a Non-Financing Lease Obligation will not be included in Consolidated Interest Expense. For purposes of this definition, interest on a Financing Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Financing Lease Obligation in accordance with GAAP.

“Consolidated Net Debt” means, as of any date of determination, (a) Consolidated Total Debt of the Borrower and the Restricted Subsidiaries minus (b) the aggregate amount of cash and Cash Equivalents of the Borrower and the Restricted Subsidiaries as of such date that is not Restricted and cash and Cash Equivalents restricted in favor of (a) any Agent for the benefit of the Secured Parties, (b) any Lender or (c) any lender of Indebtedness for borrowed money included in Consolidated Total Debt; provided that in calculating the Total Net Leverage Ratio for the purposes of determining the Available Incremental Amount on any date of determination in respect of any New Term Loans, New Revolving Commitments or Incremental Equivalent Debt, the proceeds thereof incurred on such date shall be excluded from clause (b); provided further that (and without limiting the application of Section 1.08(e)) to the extent proceeds of any such Indebtedness are to be used to repay Indebtedness (including by repurchase, redemption, retirement, extinguishment, defeasance, discharge, escrow or similar arrangements), the Borrower shall be permitted to give Pro Forma Effect to such repayment of Indebtedness.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP; provided, however, that, without duplication:

(~~b~~a)          any net after-tax extraordinary, non-recurring or unusual gains or losses, charges or expenses, Original Transaction Expenses and First Amendment Transaction Expenses, severance costs and expenses and one-time compensation charges shall be excluded;

(~~c~~b)          the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period, whether effected through a cumulative effect adjustment or a retroactive application, in each case in accordance with GAAP;

(~~d~~c)          effects of adjustments (including the effects of such adjustments pushed down to the Borrower and its Subsidiaries) in such Person’s consolidated financial statements pursuant to GAAP (including in the property and equipment, software, goodwill, intangible assets, deferred revenue and debt line items thereof) resulting from the application of recapitalization accounting or purchase accounting, as the case may be, in relation to any consummated acquisition or the amortization or write-off of any amounts thereof (including any write-off of in process research and development), net of taxes, shall be excluded;

(~~e~~d)          any net after-tax income (loss) from disposed, abandoned, transferred, closed or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall be excluded;

(~~f~~e)           any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset sales or other dispositions or impairments or the sale or other disposition of any Equity Interests of any Person, in each case, other than in the ordinary course of business, as determined in good faith by the Borrower, shall be excluded;

(~~g~~f)           the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that the Borrower’s or any Restricted Subsidiary’s equity in the Net Income of such Person or Unrestricted Subsidiary shall be included in the Consolidated Net Income of the Borrower or such Restricted Subsidiary up to the aggregate amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) by such Person or Unrestricted Subsidiary to the Borrower or a Restricted Subsidiary in respect of such period;

(~~h~~g)          solely for the purpose of determining the Available Amount for application pursuant to Section 7.06(c), the Net Income for such period of any Restricted Subsidiary (other than any Subsidiary Guarantor) shall be excluded to the extent the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its equity holders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided that Consolidated Net Income of the Borrower will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to the Borrower or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;

(~~i~~h)           (i) any net unrealized gain or loss (after any offset) resulting in such period from obligations in respect of Swap Contracts and the application of Accounting Standards for Private Enterprises, CPA Handbook - Part II, Section 3856 or any ineffectiveness recognized in earnings related to qualifying hedge transactions or the fair value of changes therein recognized in earnings for derivatives that do not qualify as hedge transactions, in each case, in respect of Swap Contracts, (ii) any net gain or loss resulting in such period from currency translation gains or losses related to currency re-measurements of Indebtedness (including the net loss or gain resulting from Swap Contracts for currency exchange risk) and all other foreign currency translation gains or losses, and (iii) any net after-tax income (loss) for such period attributable to the early extinguishment or conversion of (A) Indebtedness, (B) obligations under any Swap Contracts or (C) other derivative instruments and all deferred financing costs written off or amortized and premiums paid or other expenses incurred directly in connection therewith, shall be excluded;

(~~j~~i)            any goodwill or impairment charge or asset write-off or write-down, including impairment charges or asset write-offs or write-downs related to intangible assets, long-lived assets, investments in debt and equity securities or as a result of a change in law or regulation, in each case pursuant to GAAP, the amortization of intangibles arising pursuant to GAAP and the amortization of Capitalized Software Expenditures, shall be excluded;

(~~k~~j)           any expenses, charges or losses that are covered by indemnification or other reimbursement provisions in connection with any Investment, Permitted Acquisition, acquisitions completed prior to the Closing Date or any sale, conveyance, transfer or other disposition of assets permitted under this Agreement or that are consummated prior to the Closing Date, to the extent actually reimbursed, or, so long as the Borrower has made a determination that a reasonable basis exists for indemnification or reimbursement and only to the extent that such amount is in fact indemnified or reimbursed within 365 days of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so indemnified or reimbursed within such 365 days), shall be excluded;

(~~l~~k)           to the extent covered by insurance and actually reimbursed, or, so long as the Borrower has made a determination that a reasonable basis exists that such amount will in fact be reimbursed within 365 days of the date of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so reimbursed within such 365 days), expenses, charges or losses with respect to liability or casualty events shall be excluded;

(~~m~~l)          any non-cash compensation charge or expense, including any such charge or expense arising from the grants of stock appreciation or similar rights, stock options, restricted stock or other rights or equity incentive programs shall be excluded;

(~~n~~m)         any income (loss) attributable to deferred compensation plans or trusts and any non-cash deemed finance charges in respect of any pension liabilities or other provisions or on the revaluation of any benefit plan obligation shall be excluded;

(~~o~~n)          proceeds from any business interruption insurance, to the extent not already included in Consolidated Net Income, shall be included;

(~~p~~o)          the amount of any expense to the extent a corresponding amount relating to such expense is received in cash by the Borrower and the Restricted Subsidiaries from a Person other than the Borrower or any Restricted Subsidiaries; provided such amount received has not been included in determining Consolidated Net Income, shall be excluded (it being understood that if the amounts received in cash under any such agreement in any period exceed the amount of expense in respect of such period, such excess amounts received may be carried forward and applied against expense in future periods);

(~~q~~p)          any adjustments resulting from the application of Accounting Standards for Private Enterprises, CPA Handbook - Part II, Accounting Guideline 14, or any comparable regulation, shall be excluded; and

(~~r~~q)           earn-out and contingent consideration obligations (including adjustments thereof and purchase price adjustments) incurred in connection with any Permitted Acquisition or other permitted Investment, and any acquisitions completed prior to the Closing Date, shall be excluded.

“Consolidated Senior Secured Net Debt” means, as of any date of determination, (a) Consolidated Total Debt of the Borrower and the Restricted Subsidiaries that is secured by a Lien on any asset or property of the Borrower or any Guarantor minus (b) the aggregate amount of cash and Cash Equivalents of the Borrower and the Restricted Subsidiaries as of such date that is not Restricted and cash and Cash Equivalents restricted in favor of (x) any Agent for the benefit of the Secured Parties, (y) any Lender or (z) any lender of Indebtedness for borrowed money that is included in clause (a) above; provided that in calculating the Total Net Senior Secured Leverage Ratio for the purposes of determining the Available Incremental Amount on any date of determination in respect of any New Term Loans, New Revolving Commitments or Incremental Equivalent Debt, in each case incurred as such, the proceeds thereof issued or otherwise incurred on such date shall be excluded from the immediately preceding clause (b); provided further that (and without limiting the application of Section 1.08(e)) to the extent proceeds of any New Term Loans, New Revolving Commitments or Incremental Equivalent Debt are to be used to repay Indebtedness (including by repurchase, redemption, retirement, extinguishment, defeasance, discharge, escrow or similar arrangements), the Borrower shall be permitted to give Pro Forma Effect to such repayment of Indebtedness.

“Consolidated Total Assets” means, as of any date of determination, the net book value of all assets of the Borrower and the Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, as at the end of the most recently ended fiscal quarter of the Borrower reflected in the Quarterly Financial Statements or the Annual Financial Statements or for which financial statements have been made available (or were required to be made available) pursuant to Section 6.01(a) or 6.01(b).

“Consolidated Total Debt” means, as of any date of determination, the aggregate principal amount of Indebtedness of the Borrower and the Restricted Subsidiaries outstanding on such date, determined on a consolidated basis in accordance with GAAP (but excluding the effects of any discounting of Indebtedness resulting from the application of recapitalization accounting or purchase accounting in connection with any Permitted Acquisition or any other Investment permitted hereunder, acquisitions completed prior to the Closing Date or for any other purpose), consisting of Indebtedness for borrowed money, unreimbursed obligations in respect of drawn letters of credit and Financing Lease Obligations; provided that Consolidated Total Debt shall not include Indebtedness in respect of (i) any letter of credit, except to the extent of unreimbursed obligations in respect of any such drawn other letters of credit (provided that any unreimbursed obligations in respect of any such drawn other letters of credit shall not be included as Consolidated Total Debt until three (3) Business Days after such amount is drawn (it being understood that any borrowing, whether automatic or otherwise, to fund such reimbursement shall be included)), (ii) obligations under Swap Contracts and (iii) for the avoidance of doubt, Non-Financing Lease Obligations.

“Consolidated Working Capital” means, as at any date of determination, the excess of Consolidated Current Assets over Consolidated Current Liabilities; provided that Consolidated Working Capital shall be calculated without giving effect to (w) recapitalization or purchase accounting, (x) any assets or liabilities acquired, assumed, sold or transferred in any acquisition or Disposition (other than a sale of any current assets in the ordinary course of business), (y) changes as a result of the reclassification of items from short-term to long-term and vice versa or (z) changes to Consolidated Working Capital resulting from non-cash charges and credits to Consolidated Current Assets and Consolidated Current Liabilities (including, without limitation, derivatives and deferred income tax).

“Contract Consideration” has the meaning specified in the definition of “Excess Cash Flow.”

“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

“Contributed EBITDA” means, on any date of calculation, with respect to any Pre-Approved Acquisition, the amount in U.S. Dollars that such Pre-Approved Acquisition contributes to the Consolidated EBITDA of the Borrower (calculated on a Pro Forma Basis assuming such Pre-Approved Acquisition occurred on the first day of the most recent Test Period ended prior to such date of calculation).

“Control” has the meaning specified in the definition of “Affiliate.”

“Convertible Notes” mean Indebtedness (including debt securities), the terms of which provide for conversion and/or exchange into Equity Interests, cash by reference to Equity Interests or a combination thereof.

“Corrective Term Loan Extension Amendment” has the meaning specified in Section 2.17(f).

“Covered Entity” means any of the following:

(i)             a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)            a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)           a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Covered Party” shall have the meaning provided in Section 10.27.

“Co-Managers” means The Bank of Nova Scotia, National Bank of Canada, Canadian Imperial Bank of Commerce and Macquarie Capital (USA) Inc., each in its capacity as co-manager.

“Credit Extension” means each Borrowing.

“Daily Simple SOFR” means, for any day (a “SOFR Rate Day”), a rate per annum equal to the greater of (a) (i) SOFR for the day (such day “i”) that is five U.S. Government Securities Business Days prior to (A) if such SOFR Rate Day is a U.S. Government Securities Business Day, such SOFR Rate Day or (B) if such SOFR Rate Day is not a U.S. Government Securities Business Day, the U.S. Government Securities Business Day immediately preceding such SOFR Rate Day, in each case, as such SOFR is published by the SOFR Administrator on the SOFR Administrator’s Website plus (ii) the Applicable SOFR Adjustment and (b) the Floor. If by 5:00 pm (New York City time) on the second (2nd) U.S. Government Securities Business Day immediately following any day “i”, the SOFR in respect of such day “i” has not been published on the SOFR Administrator’s Website and a Benchmark Replacement Date with respect to the Daily Simple SOFR has not occurred, then the SOFR for such day “i” will be the SOFR as published in respect of the first preceding U.S. Government Securities Business Day for which such SOFR was published on the SOFR Administrator’s Website; provided that any SOFR determined pursuant to this sentence shall be utilized for purposes of calculation of Daily Simple SOFR for no more than three (3) consecutive SOFR Rate Days. Any change in Daily Simple SOFR due to a change in SOFR shall be effective from and including the effective date of such change in SOFR without notice to the Borrower.

“Daily Simple SOFR Loan” means a Loan that bears interest at a rate based on Daily Simple SOFR.

“Debtor Relief Laws” means Title 11 of the United States Code (11 U.S.C. § 101 et seq.), the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, arrangement or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and, in each case, affecting the rights of creditors generally.

“Declined Amounts” has the meaning specified in Section 2.05(b)(vii).

“Default” means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

“Default Rate” means an interest rate equal to (a) the Base Rate plus (b) the Applicable Rate applicable to Base Rate Loans plus (c) 2.0% per annum; provided that (i) with respect to a ~~Eurocurrency Rate~~Term SOFR Loan and CDOR Rate Loan, the Default Rate shall be an interest rate equal to the interest rate (including any Applicable Rate) otherwise applicable to such Loan (giving effect to Section 2.02(c)) plus 2.0% per annum and (ii) with respect to a Canadian Prime Rate Loan, the Default Rate shall be an interest rate equal to the interest rate (including any Applicable Rate) otherwise applicable to such Loan plus 2.0% per annum.

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“Defaulting Lender” means any Lender that (a) has failed to fund any portion of the Term Loans required to be funded by it hereunder within two (2) Business Days of the date required to be funded by it hereunder, (b) has otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within two (2) Business Days of the date when due, (c) has notified the Borrower, the Administrative Agent or any Lender in writing that it does not intend to comply with its funding obligations hereunder, or generally under other agreements in which it commits to extend credit, or has made a public statement to that effect, (d) has failed, within three (3) Business Days after written request by the Administrative Agent or the Borrower, to confirm in writing to the Administrative Agent and the Borrower, in a manner reasonably satisfactory to the Administrative Agent or the Borrower, as applicable, that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (d) upon receipt of such written confirmation by the Administrative Agent and the Borrower), (e) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, or (ii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state, provincial or federal regulatory authority acting in such a capacity or (f) has become the subject of a Bail-In Action; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (f) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender upon delivery of written notice of such determination to the Borrower and each Lender; provided that, for the avoidance of doubt, such a determination by the Administrative Agent shall not be required for a Lender to constitute a Defaulting Lender.

“Delayed Draw Commitment” has the meaning specified in the First Amendment.

“Delayed Draw Commitment Period” means, the period from the First Amendment Effective Date to the Delayed Draw Commitment Termination Date.

“Delayed Draw Commitment Termination Date” means, the earliest to occur of (i) the Delayed Draw Term Loan Expiration Date, (ii) the date on which the Delayed Draw Commitments are reduced to $0 pursuant to Section 2.06 and (iii) the date on which all Delayed Draw Commitments then outstanding have been funded in one or more Borrowings pursuant to Section 2.01(c).

“Delayed Draw Funding Date” means, the date of any Borrowing of Delayed Draw Term Loans.

“Delayed Draw Term Loan” has the meaning specified in the First Amendment.

“Delayed Draw Term Loan Funding Conditions” means, in connection with the funding of Delayed Draw Term Loans on any Delayed Draw Funding Date, each of the conditions precedent to the obligation of the Lenders to make a Delayed Draw Term Loan on a Delayed Draw Funding Date set forth in Section 4.04.

“Delayed Draw Term Loan Expiration Date” means October 31, 2018.

“Delayed Draw Ticking Fee” has the meaning specified in Section 2.09(a).

“Designated Non-Cash Consideration” means the fair market value (as determined in good faith by the Borrower) of non-cash consideration received by the Borrower or a Restricted Subsidiary in connection with a Disposition pursuant to Section 7.05(j) that is designated as Designated Non-Cash Consideration pursuant to a certificate of a Responsible Officer, setting forth the basis of such valuation (which amount will be reduced by the fair market value of the portion of the non-cash consideration converted to cash or Cash Equivalents following the consummation of the applicable Disposition) (including as a result of a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-Cash Consideration).

“Designated Person” means a person or entity:

(a)            listed in the annex to, or otherwise subject to the provisions of, the Executive Order;

(b)            named as a “Specially Designated National and Blocked Person” (“SDN”) on the most current list published by OFAC at its official website or any replacement website or other replacement official publication of such list;

(c)            in which an entity on the SDN list has 50% or greater ownership interest or that is otherwise controlled by an SDN; or

(d)            included on Her Majesty’s Treasury’s Consolidated List of Financial Sanctions Targets and the Investment Ban List, or any similar list enforced by any other relevant sanctions authority.

“Discount Prepayment Accepting Lender” has the meaning specified in Section 2.05(a)(v)(B)(2).

“Discount Range” has the meaning specified in in Section 2.05(a)(v)(C)(1).

“Discount Range Prepayment Amount” has the meaning specified in Section 2.05(a)(v)(C)(1).

“Discount Range Prepayment Notice” means a written notice of a Borrower Solicitation of Discount Range Prepayment Offers made pursuant to Section 2.05(a)(v)(C) substantially in the form of Exhibit J or any other form approved by the Administrative Agent and the Borrower.

“Discount Range Prepayment Offer” means the irrevocable written offer by a Lender, substantially in the form of Exhibit K or any other form approved by the Administrative Agent and the Borrower, submitted in response to an invitation to submit offers following the Auction Agent’s receipt of a Discount Range Prepayment Notice.

“Discount Range Prepayment Response Date” has the meaning specified in Section 2.05(a)(v)(C)(1).

“Discount Range Proration” has the meaning specified in Section 2.05(a)(v)(C)(3).

“Discounted Loan Prepayment” has the meaning specified in Section 2.05(a)(v)(A).

“Discounted Prepayment Determination Date” has the meaning specified in Section 2.05(a)(v)(D)(3).

“Discounted Prepayment Effective Date” means in the case of a Borrower Offer of Specified Discount Prepayment, Borrower Solicitation of Discount Range Prepayment Offer or Borrower Solicitation of Discounted Prepayment Offer, eight (8) Business Days following the Specified Discount Prepayment Response Date, the Discount Range Prepayment Response Date or the Solicited Discounted Prepayment Response Date, as applicable, in accordance with Section 2.05(a)(v)(B), Section 2.05(a)(v)(C) or Section 2.05(a)(v)(D), respectively, unless a shorter period is agreed to between the applicable Borrower Party and the Auction Agent.

“Disposition” or “Dispose” means the sale, transfer, license tantamount to a sale, lease or other disposition (including any sale-leaseback transaction and any sale or issuance of Equity Interests in a Restricted Subsidiary) of any property by any Person, including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith; provided that “Disposition” and “Dispose” shall not include any issuance by the Borrower of any of its Equity Interests to another Person.

“Disqualified Equity Interests” means any Equity Interest that, by its terms (or by the terms of any security or other Equity Interests into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition (a) matures or is mandatorily redeemable (other than solely for Qualified Equity Interests of the Borrower or any direct or indirect parent of the Borrower), pursuant to a sinking fund obligation or otherwise (except as a result of a change of control, initial public offering or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control, initial public offering or asset sale event shall be subject to the prior repayment in full of the Loans and all other Obligations that are accrued and payable (other than (i) contingent obligations that by their terms survive and (ii) Obligations under Secured Hedge Agreements and Secured Cash Management Agreements) and the termination of the Commitments), (b) is redeemable at the option of the holder thereof (other than solely for Qualified Equity Interests of the Borrower or any direct or indirect parent of the Borrower and other than as a result of a change of control, initial public offering or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control, initial public offering or asset sale event shall be subject to the prior repayment in full of the Loans and all other Obligations that are accrued and payable (other than (i) contingent obligations that by their terms survive and (ii) Obligations under Secured Hedge Agreements and Secured Cash Management Agreements) and the termination of the Commitments), in whole or in part or (c) is or becomes automatically or at the option of the holder convertible into or exchangeable for Indebtedness or any other Equity Interests that are not Qualified Equity Interests of the Borrower or any direct or indirect parent of the Borrower, in the case of each of clauses (a), (b), and (c), prior to the date that is ninety-one (91) days after the Latest Maturity Date of the Loans at the time of issuance; provided that if such Equity Interests are issued to any employees, other service providers, directors, officers or members of management or pursuant to a plan for the benefit of employees, other service providers, directors, officers or members of management of the Borrower or their respective Subsidiaries or by any such plan to such employees, other service providers, directors, officers or members of management, such Equity Interests shall not constitute Disqualified Equity Interests solely because they may be required to be repurchased by the Borrower or their respective Subsidiaries in order to satisfy applicable statutory or regulatory obligations or as a result of such employees’, other service providers’, directors’, officers’ or management members’ termination, death or disability.

“Disqualified Institution” means (a) Persons that have been specified in writing by the Borrower to the Lead Arrangers on or prior to the First Amendment Effective Date and Affiliates of the foregoing to the extent such Affiliates are clearly identifiable on the basis of their names (or, to the extent not clearly identifiable, have been specified in writing by the Borrower (i) to the Lead Arrangers prior to the First Amendment Effective Date, or (ii) to the Administrative Agent from time to time after the First Amendment Effective Date), (b) competitors of the Borrower or any of its Subsidiaries that are in the same or a similar line of business as the Borrower and its Subsidiaries that have been specified in writing by the Borrower (i) to the Lead Arrangers prior to the First Amendment Effective Date, or (ii) to the Administrative Agent from time to time after the First Amendment Effective Date (all such Persons under this clause (b), “Competitors” and together with all such Persons under preceding clause (a), “Primary Disqualified Institutions”), (c) Affiliates of Competitors (other than bona fide debt funds or investment vehicles (unless otherwise included as a Disqualified Institution by clause (a) above) that are engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of business and which are not managed, sponsored or advised by any Primary Disqualified Institution or any Person controlling, controlled by or under common control with a Primary Disqualified Institution or Affiliate thereof, as applicable, and for which no personnel involved with the investment by such Affiliate makes (or has the right to make or participate with others in making) any investment decisions for a Primary Disqualified Institution) to the extent such Affiliates are clearly identifiable on the basis of their names (or, to the extent not clearly identifiable, have been specified in writing by the Borrower (i) to the Lead Arrangers prior to the First Amendment Effective Date, or (ii) to the Administrative Agent from time to time after the First Amendment Effective Date) and (d) Persons that are not legally entitled to deliver , on the date on which such Person would otherwise become a party to this Agreement, the documentation described in Section 3.01(c)(i) or (c)(iii), as applicable, and documentation described in Section 3.01(c)(ii) indicating an exemption from FATCA withholding; provided that “Disqualified Institutions” shall exclude any Person that the Borrower has designated as no longer being a “Disqualified Institution” by written notice delivered to the Administrative Agent from time to time. For the avoidance of doubt, no retroactive disqualification of the Lenders that later become Disqualified Institutions shall be permitted.

“Distressed Agent-Related Person” has the meaning specified in the definition of “Agent-Related Distress Event.”

“ECF Payment Amount” has the meaning specified in Section 2.05(b)(i).

“ECF Percentage” has the meaning specified in Section 2.05(b)(i).

“EEA Financial Institution” means (a) any institution established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent;

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Date Incremental Term Commitment” has the meaning specified in the First Amendment.

“Effective Date Incremental Term Loan” has the meaning specified in the First Amendment.

“Eligible Assignee” means any Person that meets the requirements to be an assignee under Sections 10.07(b)(iii) and (v) (subject to such consents, if any, as may be required under Section 10.07(b)(iii)) and that is legally entitled to deliver, on the date on which such Person would otherwise become an assignee, the documentation described in Section 3.01(c)(i) or (c)(iii), as applicable, and documentation described in Section 3.01(c)(ii) indicating an exemption from FATCA withholding; provided that, in any event, Eligible Assignees shall not include (x) any natural person, (y) any Disqualified Institution unless consented to in writing by the Borrower in its sole discretion (which consent shall be required regardless of whether a Default shall be continuing), or (z) any Defaulting Lender.

“Environment” means ambient air, indoor air, surface water, drinking water, land surface, sediments, and subsurface strata & natural resources such as wetlands, flora and fauna.

“Environmental Claim” means any administrative, regulatory or judicial action, suits, demand letter, claim, lien, notice of noncompliance or violation, investigation (other than internal reports prepared by any Loan Party or any of its Subsidiaries) with respect to any Environmental Liability (hereinafter “Claims”), including (i) any and all Claims by governmental or regulatory authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any Environmental Law and (ii) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief pursuant to any Environmental Law.

“Environmental Laws” means Laws relating to pollution and the protection of the Environment or of human health (to the extent related to exposure to Hazardous Materials), including those related to the manufacture, generation, handling, transport, storage, treatment, Release or threatened Release of Hazardous Materials.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities) of any Loan Party or any Restricted Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the Release or threatened Release of any Hazardous Materials into the Environment or (e) any contract or other written agreement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Environmental Permit” means any permit, approval, identification number, license or other authorization required under any Environmental Law.

“Equity Interests” means, with respect to any Person, all of the shares, interests, rights, participations or other equivalents (however designated) of capital stock of (or other ownership or profit interests or units in, including any limited or general partnership interest and any limited liability company membership interest) such Person and all of the warrants, options or other rights for the purchase, acquisition or exchange from such Person of any of the foregoing (including through convertible securities, but excluding debt securities).

“Equity Sponsor” means (i) each of (a) GFL Environmental Holdings Inc., (b) BC Partners Advisors L.P. and its Affiliates (including BC European Capital X LP and the other funds, partnerships or other vehicles managed, advised or controlled thereby, together with any entity (directly or indirectly) wholly owned by any such fund, partnership or vehicle, but not including, however, any portfolio operating company of the foregoing), (c) Ontario Teachers’ Pension Plan Board and its Affiliates (including the funds, partnerships or other vehicles managed, advised or controlled thereby, together with any entity (directly or indirectly) wholly owned by any such fund, partnership or vehicle, but not including, however, any portfolio operating company of the foregoing), (d) GIC Private Ltd. and its Affiliates (including the funds, partnerships or other vehicles managed, advised or controlled thereby, together with any entity (directly or indirectly) wholly owned by any such fund, partnership or vehicle, but not including, however, any portfolio operating company of the foregoing) and (e) Padov Holdings Ltd. and its Affiliates and (ii) any successor of any Person identified in clause (i).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” means any trade or business (whether or not incorporated) under common control with the Borrower or any Guarantor within the meaning of Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

“ERISA Event” means (a) a Reportable Event with respect to a Pension Plan; (b) a withdrawal by the Borrower or any of its ERISA Affiliates from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) the failure to satisfy the minimum funding standards (within the meaning of Section 412 of the Code or Section 302 of ERISA), whether or not waived, with respect to a Pension Plan; (d) the failure to make any required contribution to a Multiemployer Plan; (e) the incurrence by the Borrower or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to a complete or partial withdrawal by the Borrower or any of its ERISA Affiliates from a Multiemployer Plan or notification that a Multiemployer Plan is “insolvent” (within the meaning of Section 4245 of ERISA) or in “endangered” or “critical” status (within the meaning of Section 432 of the Code or Section 305 of ERISA); (f) a failure by the Borrower or any of its ERISA Affiliates to pay when due (after expiration of any applicable grace period) any installment payment with respect to withdrawal liability (within the meaning of Title IV of ERISA); (g) a determination that any Pension Plan is in “at-risk” status (within the meaning of Section 430(i)(4) of the Code or Section 303(i)(4) of ERISA); (h) the filing under Section 4041(c) of ERISA of a notice of intent to terminate a Pension Plan, the treatment of a Pension Plan or Multiemployer Plan amendment as a termination under Section 4041 or Section 4041A of ERISA, or the receipt by the Borrower or any of its ERISA Affiliates from the PBGC of any notice relating to the intention to terminate a Pension Plan or Multiemployer Plan; or (i) the imposition of any liability under Title IV of ERISA with respect to the termination of any Pension Plan or Multiemployer Plan, other than for the payment of PBGC premiums due but not delinquent under Section 4007 of ERISA, upon the Borrower or any of its ERISA Affiliates.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

~~“Eurocurrency Rate” means, for any Interest Period:~~

~~(a)            for any Interest Period as to any Eurocurrency Rate Loan, (i) the rate per annum determined by the Administrative Agent to be the offered rate which appears on the page of the Reuters Screen which displays the London interbank offered rate administered by ICE Benchmark Administration Limited (such page currently being the LIBOR01 page) (“LIBOR”) for deposits (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period in Dollars, determined as of approximately 11:00 a.m. (London, England time), two Business Days prior to the commencement of such Interest Period, or (ii) in the event the rate referenced in the preceding clause (i) does not appear on such page or service or if such page or service shall cease to be available, the rate determined by the Administrative Agent to be the offered rate on such other page or other service which displays LIBOR for deposits (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period in Dollars, determined as of approximately 11:00 a.m. (London, England time) two Business Days prior to the commencement of such Interest Period; provided that if LIBOR is quoted under either of the preceding clauses (i) or (ii), but there is no such quotation for the Interest Period elected, LIBOR shall be equal to the Interpolated Rate; provided that in no event shall the Eurocurrency Rate for Initial Term Loans and the 2018 Incremental Term Loans be less than 1.00% per annum, and for the 2020 Refinancing Term Loans be less than 0.50% per annum; and~~

~~(b)            for any interest calculation with respect to a Base Rate Loan on any date, the rate per annum equal to LIBOR, at or about 11:00 a.m., London time, determined two (2) Business Days prior to such date for U.S. Dollar deposits with a term of one month commencing that day;~~

~~provided that to the extent a comparable or successor rate is approved by the Administrative Agent in connection herewith, the approved rate shall be applied in a manner consistent with market practice; provided, further, that to the extent such market practice is not administratively feasible for the Administrative Agent, such approved rate shall be applied in a manner as otherwise reasonably determined by the Administrative Agent.~~

~~“Eurocurrency Rate Borrowing” means a Borrowing comprised of Eurocurrency Rate Loans.~~

~~“Eurocurrency Rate Loan” means a Loan that bears interest at a rate based on the applicable Adjusted Eurocurrency Rate (other than a Base Rate Loan).~~

“Event of Default” has the meaning specified in Section 8.01.

“Excess Cash Flow” means, for any period, an amount equal to the excess of:

(a)            the sum, without duplication, of:

(i)            Consolidated Net Income of the Borrower for such period; plus

(ii)            an amount equal to the amount of all non-cash charges (including Consolidated Depreciation and Amortization Expense) to the extent deducted in arriving at such Consolidated Net Income, but excluding any such non-cash charges representing an accrual or reserve for potential cash items in any future period and excluding amortization of a prepaid cash item that was paid in a prior period; plus

(iii)            decreases in Consolidated Working Capital for such period (other than any such decreases arising from changes in deferred revenue); plus

(iv)            an amount equal to the aggregate net non-cash loss on Dispositions by the Borrower and the Restricted Subsidiaries during such period (other than Dispositions in the ordinary course of business) to the extent deducted in arriving at such Consolidated Net Income; plus

(v)            the amount deducted as tax expense in determining Consolidated Net Income to the extent in excess of cash taxes paid or payable in respect of such periods; plus

(vi)            cash receipts in respect of Swap Contracts during such fiscal year to the extent not otherwise included in such Consolidated Net Income; over

(b)            the sum, without duplication; of:

(i)            an amount equal to the amount of all non-cash gains or credits (including, to the extent constituting non-cash credits, without limitation, amortization of deferred revenue acquired as a result of any Permitted Acquisition or any permitted Investment) included in arriving at such Consolidated Net Income (but excluding any non-cash gains or credit to the extent representing the reversal of an accrual or reserve described in clause (a)(ii) above) and cash charges, losses or expenses excluded by virtue of clauses (a) through (q) of the definition of “Consolidated Net Income”; plus

(ii)            without duplication of amounts deducted pursuant to clause (xi) below in prior fiscal years, the amount of Capital Expenditures, Capitalized Software Expenditures or acquisitions of IP Rights made in cash during such period by the Borrower or the Restricted Subsidiaries to the extent not financed with long term Indebtedness (other than revolving or intercompany Indebtedness), in each case, of the Borrower and its Subsidiaries; plus

(iii)            the aggregate amount of all principal payments of Indebtedness of the Borrower and the Restricted Subsidiaries (including (A) the principal component of payments in respect of Financing Leases, (B) the amount of any scheduled repayment of Loans pursuant to Section 2.07, and (C) the amount of any mandatory prepayment of Term Loans pursuant to Section 2.05(b)(ii) to the extent required due to a Disposition or Casualty Event that resulted in an increase to such Consolidated Net Income and not in excess of the amount of such increase, but excluding (W) all other prepayments of Term Loans (other than those specified in preceding clauses (B) and (C)) and all voluntary prepayments of Refinancing Equivalent Debt and Incremental Equivalent Debt, (X) all prepayments in respect of any revolving credit facility (except, in the case of clause (X), to the extent there is an equivalent permanent reduction in commitments thereunder) and (Y) payments of any Junior Financing, except in each case under this clause (Y) to the extent permitted to be paid pursuant to Section 7.12(a), in each case except to the extent financed with the proceeds of other long term Indebtedness (other than revolving or intercompany Indebtedness) of the Borrower or the Restricted Subsidiaries and, in the case of clause (Y) above, except to the extent made in reliance on clause (b) of the definition of “Available Amount” in any basket); plus

(iv)            an amount equal to the aggregate net non-cash gain on Dispositions by the Borrower and the Restricted Subsidiaries during such period (other than Dispositions in the ordinary course of business) to the extent included in arriving at such Consolidated Net Income and the net cash loss on Dispositions to the extent otherwise added to arrive at Consolidated Net Income; plus

(v)            increases in Consolidated Working Capital for such period (excluding any such increases to the extent resulting from changes in deferred revenue); plus

(vi)            cash payments by the Borrower and the Restricted Subsidiaries during such period in respect of long-term liabilities of the Borrower and the Restricted Subsidiaries (other than Indebtedness) to the extent such payments are not expensed during such period or are not deducted in calculating Consolidated Net Income; plus

(vii)            without duplication of amounts deducted pursuant to clauses (viii) and (xi) below in prior fiscal years, the amount of Investments made pursuant to Sections 7.02(b), (f) (other than Investments in Restricted Subsidiaries, to the extent made in reliance on clause (ii) thereof (or any modification, replacement, renewal, reinvestment or extension thereof in accordance with clause (iii) thereof)), (i), (m), (n), (s) (other than to the extent funded with Investments pursuant to Section 7.02(n) to the extent the amount of such Investments under Section 7.02(n) were already deducted under this clause (vii)), (u) (other than Investments in Restricted Subsidiaries), (v) (other than Investments in Restricted Subsidiaries), (aa) (other than Investments in Restricted Subsidiaries) and (ff), and the amount of acquisitions made during such period to the extent that such Investments and acquisitions were not financed with the proceeds of other long term Indebtedness (other than revolving or intercompany Indebtedness) of the Borrower or the Restricted Subsidiaries; plus

(viii)            the amount of Restricted Payments paid during such period pursuant to Sections 7.06(c), (f), (g), (h), (i) (to the extent of any cash expenditures), (j), (o), and (p) in each case to the extent such Restricted Payments were not financed with the proceeds of other long term Indebtedness (other than revolving or intercompany Indebtedness) of the Borrower or the Restricted Subsidiaries and not made in reliance on clause (b) of the definition of “Available Amount” in any basket; plus

(ix)            [reserved]; plus

(x)             the aggregate amount of any premium, make-whole or penalty payments actually paid in cash by the Borrower and the Restricted Subsidiaries during such period that are made in connection with any payment of Indebtedness to the extent such amounts are not expensed during such period or are not deducted in calculating Consolidated Net Income and such payments of Indebtedness reduced Excess Cash Flow pursuant to clause (b)(iii) above or reduced the mandatory prepayment required by Section 2.05(b)(i); plus

(xi)            without duplication of amounts deducted from Excess Cash Flow in prior periods, at the option of the Borrower, the aggregate consideration required to be paid in cash by the Borrower or any of the Restricted Subsidiaries pursuant to binding contracts (the “Contract Consideration”) entered into prior to or during such period or otherwise budgeted to be paid in cash, in either case, relating to Investments, Permitted Acquisitions, Municipal Waste Contracts, Put-or-Pay Agreements, Capital Expenditures, Capitalized Software Expenditures or acquisitions of intellectual property expected to be consummated or made during the period of four consecutive fiscal quarters of the Borrower following the end of such period; provided that, to the extent the aggregate amount of cash actually utilized to finance such Investments, Permitted Acquisitions, Municipal Waste Contracts, Put-or-Pay Agreements, Capital Expenditures, Capitalized Software Expenditures or acquisitions of intellectual property during such period of four consecutive fiscal quarters is less than the Contract Consideration or amount otherwise budgeted for, the amount of such shortfall shall be added to the calculation of Excess Cash Flow at the end of such period of four consecutive fiscal quarters; plus

(xii)           the amount of cash taxes paid or tax reserves set aside or payable (without duplication) in such period, to the extent they exceed the amount of tax expense deducted in determining Consolidated Net Income for such period; plus

(xiii)          cash expenditures in respect of Swap Contracts during such fiscal year to the extent not deducted in arriving at such Consolidated Net Income.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” means any of the following:

(a)            (i) goods, chattel paper, investment property, documents of title, instruments, money, intangibles and other assets for which the grant of a security interest, therein (A) is prohibited by Law (including, without limitation, financial assistance laws, corporate benefit laws or otherwise), rule, regulation or requires Governmental Authority or similar third party consent or (B) is prohibited by contract permitted hereunder and existing on the Closing Date (and not entered into in contemplation thereof) or, in the case of any Subsidiary acquired after the Closing Date, at the time of acquisition of such Subsidiary (and not entered into in contemplation thereof) or would trigger termination under any such permitted contract binding on such assets (in each case, after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code, PPSA or other applicable Laws), or (ii) any lease, license, franchise, charter, authorization, contract or other agreement (including any purchase money security interest, capital lease obligation or other similar arrangement) to the extent a security interest therein is prohibited by or in violation of a term, provision or condition of, or would invalidate or give any other party thereto (other than the Borrower or any Subsidiary) the right to terminate, any such lease, license, franchise, charter, authorization, contract or agreement (in each case, after giving effect to the applicable anti-assignment provisions of the Uniform Commercial Code, the PPSA or other applicable Laws in any relevant jurisdiction); provided, however, that the Collateral (including, without limitation, goods, chattel paper, investment property, documents of title, instruments, money and intangibles (each as defined in the PPSA) shall include (and such security interest shall attach) at such time as the contractual prohibition shall no longer be applicable and to the extent severable, shall attach to any portion of any lease, license, franchise, charter, authorization, contract, agreement or other asset not subject to the prohibitions specified above; provided, further, that the exclusions referred to in this clause (a) shall not include any proceeds of any such lease, license, franchise, charter, authorization, contract or agreement the assignment of which is expressly deemed effective under applicable Law notwithstanding such prohibition (unless such proceeds or receivables would independently constitute Excluded Assets);

(b)            (i) Equity Interests in excess of 65% of the total issued and outstanding voting Equity Interests of (x) a CFC or (y) any CFC Holdco, (ii) Equity Interests in any Person (other than any Subsidiary Guarantor, any Wholly Owned Restricted Subsidiaries of the Borrower or any Subsidiary Guarantor that are Material Subsidiaries), (iii) Equity Interests in any Excluded Subsidiary (other than (A) any Subsidiary that is not a U.S. Subsidiary or Canadian Subsidiary or (B) CFC Holdco or (C) any Subsidiary which is an Excluded Subsidiary solely pursuant to clause (k) of the definition of Excluded Subsidiary), (iv) Equity Interests in partnerships, joint ventures or any non-wholly owned Subsidiaries which cannot be pledged without the consent of one or more third-parties, (v) Equity Interests of any Subsidiary of the Borrower that is a Subsidiary of an Excluded Subsidiary and (vi) Margin Stock;

(c)            any “intent-to-use” application for registration of a trademark or service mark filed pursuant to Section 1(b) of the Lanham Act, 15 U.S.C. § 1051, prior to the filing of a “Statement of Use” pursuant to Section 1(d), or an “Amendment to Allege Use” pursuant to Section 1(c), of the Lanham Act, or similar applications pursuant to any applicable Laws in any other applicable jurisdiction, to the extent, if any, that, and solely during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of such application under applicable Laws;

(d)            (i) any leasehold interest (including any ground lease interest) in real property (it being agreed that no Loan Party shall be required to deliver landlord or other third party lien waivers, estoppels or collateral access letters), (ii) any fee interest in owned real property (subject to the requirements of Section 6.12 and Section 6.14 with respect to Material Real Property) and (iii) any fixtures affixed to any real property to the extent a security interest in such fixtures may not be perfected by a UCC-1 or PPSA financing statement in the jurisdiction of organization of the applicable Loan Party or jurisdiction where such real property is located, as applicable, or, solely in the case of fixtures affixed to any Material Real Property, to the extent a security interest in such fixtures may not be perfected by the recording of a Mortgage or the filing of a fixture filing in the jurisdiction where such Material Real Property is located; provided that Excluded Assets shall not include any real property subject to a Mortgage or other Material Real Property for which the Collateral Agent has requested a valid and perfected Lien pursuant to Section 6.12 or Section 6.14;

(e)            vehicles, goods and other assets subject to certificates of title or ownership and aircraft;

(f)            non-U.S. and non-Canadian intellectual property (to the extent a security interest therein cannot be perfected by filing a Uniform Commercial Code or PPSA financing statement), in relation to U.S. Subsidiaries, letters of credit and letter of credit rights that do not constitute supporting obligations in respect of other Collateral (including, without limitation, goods, chattel paper, investment property, documents of title, instruments, money and intangibles (each as defined in the PPSA), except to the extent such letter of credit rights may be perfected by the filing of a Uniform Commercial Code financing statement;

(g)            in relation to U.S. Subsidiaries, commercial tort claims that, in the reasonable determination of the Borrower, are not expected to result in a judgment (or settlement) in excess of C$5,000,000;

(h)            goods, chattel paper, investment property, documents of title, instruments, money, intangibles and other assets for which the grant of security interest therein would result in material adverse tax or regulatory costs or consequences as reasonably determined by the Borrower in consultation with the Collateral Agent;

(i)              any preferred stock issued by GFL Holdco (US), LLC;

(j)             [reserved]; and

(k)             particular goods, chattel paper, investment property, documents of title, instruments, money, intangibles and other assets as agreed between the Borrower and the Collateral Agent if and for so long as, in the reasonable judgment of the Collateral Agent and the Borrower, the cost, difficulty, burden or consequences of obtaining, perfecting or maintaining a security interest in such assets exceeds the practical benefits to the Lenders afforded thereby; provided, however, that Excluded Assets shall not include any proceeds of any Excluded Assets referred to in clauses (a) through and including (j) above (unless such proceeds would constitute Excluded Assets referred to in any such clause).

“Excluded Contribution” means (1) the cash, Cash Equivalents or other assets (valued at their fair market value as determined in good faith by the Borrower) received by the Borrower after the Closing Date from:

(a)            contributions in respect of Qualified Equity Interests, and

(b)            the sale (other than to a Subsidiary of the Borrower or to any Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Qualified Equity Interests of the Borrower, plus

(2)            the Net Cash Proceeds received by the Borrower or any of its Restricted Subsidiaries from issuances of debt securities or Disqualified Equity Interests incurred or issued by the Borrower or any of its Restricted Subsidiaries that have been converted into or exchanged for Qualified Equity Interests of the Borrower or any direct or indirect parent thereof, in each case, so long as same is designated as Excluded Contributions pursuant to a certificate of a Responsible Officer.

“Excluded Subsidiary” means (a) Immaterial Subsidiaries, (b) Unrestricted Subsidiaries, (c) any Subsidiary that is prohibited or restricted by Law, rule, regulation or Contractual Obligation (so long as, in respect to any such Contractual Obligation, such prohibition existed on the Closing Date or, if later, on the date the applicable Subsidiary is acquired and is not incurred in contemplation of such acquisition) from providing a Guaranty or that would require a governmental (including regulatory) consent, approval, license or authorization in order to provide a Guaranty (including, in each case, under any financial assistance, corporate benefit or thin capitalization rule), in each case, for so long as such prohibition or circumstance exists, (d) any Subsidiary that is not a Wholly Owned Subsidiary of the Borrower or any Guarantor, (e) any Subsidiary that is neither a U.S. Subsidiary nor a Canadian Subsidiary, (f) any U.S. Subsidiary that is a Subsidiary of a CFC, (g) any CFC Holdco, (h) any Subsidiary that is a not-for-profit organization, (i) Captive Insurance Subsidiaries, (j) any Subsidiary that is a special purpose entity for a securitization transaction or a similar special purpose, (k) any Subsidiary with respect to which providing a Guaranty would result in material adverse tax consequences (including as a result of Section 956 of the Code or any similar Law in any applicable jurisdiction) to the Borrower or any of its Subsidiaries as reasonably determined by the Borrower (in consultation with the Administrative Agent) and (l) any other Subsidiary with respect to which, as reasonably determined by the Administrative Agent and the Borrower, the burden or cost of providing a Guaranty outweighs the benefits afforded to the Lenders thereby.

“Excluded Swap Obligation” means, with respect to any Guarantor, any Swap Obligation if, and to the extent that, and only for so long as, all or a portion of the guarantee of such Guarantor of, or the grant by such Guarantor of a security interest to secure, such Swap Obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the U.S. Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the guarantee of such Guarantor or the grant of such security interest becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a Master Agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guarantee or security interest is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof).

“Excluded Taxes” means, with respect to any Administrative Agent, any Lender or any other recipient, (i) any Taxes imposed on or measured by such recipient’s net income (however denominated, and including branch profits and similar Taxes) and franchise Taxes (in lieu of net income Taxes) and capital Taxes imposed under the ITA or similar laws of a province or territory in Canada or the Code or similar laws of a state or other taxing jurisdiction in the United States, in each case, imposed by a jurisdiction as a result of (a) such recipient being organized or having its principal office or, in the case of any Lender, its applicable Lending Office in such jurisdiction, or (b) any other present or former connection between such recipient and such jurisdiction, other than any connection arising solely from such recipient having executed or entered into any Loan Document, having delivered, having received payments thereunder or having been a party to, having performed its obligations under, having received or perfected a security interest under, having entered into any other transaction pursuant to and/or having enforced, any Loan Documents, (ii) with respect to any Lender (other than any Lender becoming a party hereto pursuant to a request under Section 3.07) who (a) makes Additional 2018 Incremental Term Loans on the Second Amendment Effective Date or takes Additional 2018 Incremental Term Loans by assignment in connection with the primary syndication thereof on or after the Second Amendment Effective Date, (b) becomes a party hereto (or changes its applicable Lending Office) on or after the Second Amendment Effective Date or (c) acquires or makes any Loans on or after the Second Amendment Effective Date (solely with respect to such Loans), any U.S. federal withholding Tax that is imposed on amounts payable to such Lender pursuant to Laws in effect at the time such Lender becomes a party hereto (or changes its applicable Lending Office), except to the extent that such Lender (or its assignor, if any), immediately prior to the time of designation of a new Lending Office (or assignment), was entitled to receive additional amounts from a Loan Party in respect of such withholding Tax pursuant to Section 3.01, (iii) any Taxes imposed as a result of the failure of a Lender to comply with the provisions of Section 3.01(b) or Section 3.01(c) or attributable to such recipient’s failure to comply with or arising as a result of a breach of any representation made in Section 3.01(b) or Section 3.01(c), (iv) any Taxes imposed pursuant to FATCA, and (v) any Canadian withholding taxes imposed as a result of (a) any person not dealing at arm's length (within the meaning of the ITA-) with any Borrower or Guarantor, or (b) any person being a "specified shareholder" (as defined in subsection 18(5) of the ITA) of the Borrower or any Guarantor or not dealing at arm's length (for the purposes of the Income Tax Act (Canada)) with a "specified shareholder" (as defined in subsection 18(5) of the ITA) of any Borrower or Guarantor.

“Executive Order” means the Executive Order No. 13224 of September 23, 2001, entitled Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism.

“Existing Administrative Agent” has the meaning specified in the recitals hereto.

“Existing Credit Agreement” has the meaning specified in the recitals hereto.

“Existing Term Loan Facility” has the meaning specified in Section 2.17(a).

“Existing U.S. 2020 Notes” means the 7.875% Senior Notes due 2020 issued pursuant to the indenture by and among the Borrower, as issuer, the guarantors party thereto and Computershare Trust Company, N.A., as trustee, dated as of March 24, 2015, as amended, supplemented or otherwise modified from time to time.

“Existing U.S. 2021 Notes” means the 9.875% Senior Notes due 2021 issued pursuant to the indenture by and among the Borrower, as issuer, the guarantors party thereto and Computershare Trust Company, N.A., as trustee, dated as of February 1, 2016, as amended, supplemented or otherwise modified from time to time.

“Existing U.S. 2022 Notes” means the 5.625% Senior Notes due 2022 issued pursuant to the indenture by and among the Borrower, as issuer, the guarantors party thereto and Computershare Trust Company, N.A., as trustee, dated as of May 12, 2017, as amended, supplemented or otherwise modified from time to time.

“Existing U.S. 2023 Notes” means the 5.375% Senior Notes due 2023 issued pursuant to the indenture by and among the Borrower, as issuer, the guarantors party thereto and Computershare Trust Company, N.A., as trustee, dated as of February 26, 2018, as amended, supplemented or otherwise modified from time to time.

“Existing U.S. 2026 Notes” means the 7.00% Senior Notes due 2026 issued pursuant to the indenture by and among the Borrower, as issuer, the guarantors party thereto and Computershare Trust Company, N.A., as trustee, dated as of May 31, 2018, as amended, supplemented or otherwise modified from time to time.

“Extended Term Commitment” means one or more commitments hereunder to convert Term Loans under an Existing Term Loan Facility to Extended Term Loans of a given Term Loan Extension Series pursuant to an Extension Amendment.

“Extended Term Loans” has the meaning specified in Section 2.17(a).

“Extending Term Lender” has the meaning specified in Section 2.17(b).

“Extension” means the establishment of an Extension Series by amending a Loan or a Commitment pursuant to Section 2.17 and the applicable Extension Amendment.

“Extension Amendment” means an amendment to this Agreement in form and substance reasonably satisfactory to the Administrative Agent and the Borrower executed by each of (a) the Borrower, (b) the Administrative Agent and (c) each Lender that agrees to provide any Extended Term Commitments or Extended Term Loans being incurred pursuant thereto, in accordance with Section 2.17.

“Extension Minimum Condition” means a condition to consummating any Extension Amendment that a minimum amount (to be determined and specified by the Borrower in its sole discretion in the relevant Extension Request) of any Loans or Commitments or all applicable Class(es) be submitted for Extension.

“Extension Request” means a notice to the Administrative Agent setting forth the proposed terms of Extended Term Loans in accordance with Section 2.17(a).

“Extension Series” means and includes each Term Loan Extension Series.

“Facility” means the Initial Term Loans and all extensions of credit pursuant thereto, the 2018 Incremental Term Loans and all extensions of credit pursuant thereto, the 2020 Refinancing Term Loans and all extension of credit pursuant thereto, the 2023 Refinancing Term Loans and all extensions of credit pursuant thereto, any Refinancing Term Loans, any Extended Term Loans, any New Term Loans, New Revolving Commitments or any Replacement Term Loans, as the context may require.

“FATCA” means Section 1471 through Section 1474 of the Code as in effect on the date hereof or any amended or successor provision that is substantively comparable and not materially more onerous to comply with, any current or future regulations promulgated thereunder or official interpretations thereof, any agreements entered into pursuant to current Section 1471(b)(1) of the Code (or any amended or successor provision described above), and any intergovernmental agreement with implementing the foregoing and any law, regulation or practice adopted pursuant to any such intergovernmental agreement.

“FCPA” means the United States Foreign Corrupt Practices Act of 1977 (Pub. L. No. 95213, §§ 101.104), as amended.

“Federal Funds Rate” means, for any day, the rate per annum equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System of the United States arranged by federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) charged to Citi (or if a successor Administrative Agent has succeeded Citi as Administrative Agent, such other bank as is designated by such Administrative Agent at the time it becomes Administrative Agent) on such day on such transactions as determined by the Administrative Agent.

“Federal Reserve Bank of New York’s Website” means the website of the Federal Reserve Bank of New York at http://www.newyorkfed.org, or any successor source.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System of the United States.

“Financing Lease Obligation” means, as to any Person, the obligations of such Person under a Financing Lease, provided that the amount of such obligations shall be the capitalized amount thereof, determined in accordance with GAAP.

“Financing Leases” means a lease of an asset providing the right of use of such asset, that has the economic characteristics of asset ownership, with a term of not less than 75% of the asset’s useful life, the present value of lease payments thereunder must be not less than 90% of the asset’s market value at the time of entering into the lease and the lessee must acquire, or have the right to acquire, ownership of the asset at the end of the lease term; provided that for all purposes hereunder the amount of obligations under any Financing Lease shall be the Financing Lease Obligation with respect thereto.

“First Amendment” means that certain First Amendment, dated as of the First Amendment Effective Date, among the Borrower, the other Loan Parties party thereto, the Existing Administrative Agent, the Administrative Agent, the Collateral Agent, the 2018 Incremental Term Lenders, and the other Lenders and Persons party thereto.

“First Amendment Effective Date” means May 31, 2018.

“First Amendment Equity Contribution” means the cash equity contribution (in the form of common equity) from the Equity Sponsor and any roll-over equity from certain investors to the Buyer (as defined in the First Amendment) in connection with the First Amendment Transactions.

“First Amendment Specified Representations” means those representations and warranties made by the Borrower in Section 5.01(a) (with respect to organizational existence of the Loan Parties only), Section 5.01(b)(ii), Section 5.02(a), Section 5.02(b)(A), Section 5.02(b)(B)(I) (with respect to the Existing U.S. 2022 Notes and the Existing U.S. 2023 Notes only), Section 5.04, Section 5.13, Section 5.16(b), Section 5.18(a) (solely with respect to the use of proceeds of the 2018 Incremental Term Loans being in compliance with the PATRIOT Act), Section 5.18(b) (solely with respect to the use of proceeds of the 2018 Incremental Term Loans), Section 5.18(c) (solely with respect to the use of proceeds of the 2018 Incremental Term Loans) and Section 5.19.

“First Amendment Transactions” means, collectively, (a) the First Amendment Transaction (as defined in the First Amendment) and other related transactions contemplated by the First Amendment Transaction Agreement (as defined in the First Amendment), (b) the First Amendment Equity Contribution (as defined in the First Amendment), (c) the First Amendment Refinancing (as defined in the First Amendment), (d) the execution and delivery of the First Amendment and related documents to be entered into on the First Amendment Effective Date, (e) the funding of the 2018 Incremental Term Loans and (f) the payment of the First Amendment Transaction Expenses (as defined in the First Amendment).

“First Lien Intercreditor Agreement” means the “pari passu” intercreditor agreement, dated as of the Closing Date, among the Collateral Agent, the Revolving Agent and one or more other Representatives from time to time for holders of applicable Indebtedness that is secured (and permitted hereunder to be secured) on a pari passu basis with the Obligations.

“Fixed Charge Coverage Ratio” means, for any period, the ratio of Consolidated EBITDA to Fixed Charges for the Borrower and its Restricted Subsidiaries for such period.

“Fixed Charges” means, for any period, the sum, without duplication, of (a) the Consolidated Interest Expense (excluding amortization or write-off of deferred financing costs or debt issuance costs which have been paid) of the Borrower and its Restricted Subsidiaries for such period, whether paid or accrued plus (b) the amount of all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of the Borrower or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Borrower (other than Disqualified Equity Interests) or to the Borrower or a Restricted Subsidiary of the Borrower.

“Floor” means a rate of interest equal to 0.50%.

“Foreign Casualty Event” has the meaning specified in Section 2.05(b).

“Foreign Disposition” has the meaning specified in Section 2.05(b).

“Foreign Lender” has the meaning specified in Section 3.01(c)(i).

“Foreign Plan” means any retirement benefit or pension plan maintained or contributed to by, or entered into with, the Borrower or any Restricted Subsidiary with respect to any employees employed outside the United States or Canada other than a retirement benefit or pension plan maintained exclusively by a Governmental Authority.

“Fourth Amendment” means that certain Fourth Amendment to Credit Agreement, dated as of the Fourth Amendment Effective Date, among the Borrowers, the other Loan Parties party thereto, the 2023 Refinancing Term Lenders party thereto and Barclays Bank PLC, as Administrative Agent.

“Fourth Amendment Effective Date” means January 31, 2023.

“Fourth Amendment Transactions” means, collectively, (a) the execution and delivery of the Fourth Amendment and related documents to be entered into on the Fourth Amendment Effective Date, (b) the funding of the 2023 Refinancing Term Loans and the refinancing in full of the Existing Term Loans (as defined in the Fourth Amendment) outstanding immediately prior to the Fourth Amendment Effective Date and (c) the payment of fees and expenses in connection therewith.

“FRB” means the Board of Governors of the Federal Reserve System of the United States.

“Fund” means any Person (other than a natural Person) that is engaged in making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit in the ordinary course of its activities.

“Funded Debt” means, in respect of any Person, all third-party Indebtedness of such Person for borrowed money that matures more than one year from the date of its creation or matures within one year from such date that is renewable or extendable, at the option of such Person, to a date more than one year from such date or arises under a revolving credit or similar agreement that obligates the lender or lenders to extend credit during a period of more than one year from such date, including, to the extent applicable, Indebtedness in respect of the Loans.

“GAAP” means (a) generally accepted accounting principles, including to the extent applicable, Canadian accounting standards for private enterprises, as in effect from time to time in Canada, applicable to the relevant period, applied in a consistent manner from period to period or (b) if elected by the Borrower by written notice to the Administrative Agent, IFRS or any accounting principles that are recognized as being generally accepted in the United States (“U.S. GAAP”), as in effect from time to time, applicable to the relevant period, applied in a consistent manner from period to period; provided, however, that if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the Closing Date in GAAP or in the application thereof (including through conforming changes made consistent with IFRS or U.S. GAAP) on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof (including through conforming changes made consistent with IFRS or U.S. GAAP), then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith.

“Governmental Authority” means the government of the United States or Canada or any other nation, or of any political subdivision thereof, whether state, local, county, provincial or otherwise and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank and including a Minister of the Crown, Superintendent of Financial Institutions or other comparable authority or agency).

“Granting Lender” has the meaning specified in Section 10.07(g).

“Guarantee” means, as to any Person, without duplication, any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other monetary obligation payable or performable by another Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other monetary obligation, (b) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other monetary obligation of the payment or performance of such Indebtedness or other monetary obligation, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other monetary obligation, or (d) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other monetary obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term “Guarantee” shall not include endorsements for collection or deposit, in either case in the ordinary course of business, or customary and reasonable indemnity obligations in effect on the Closing Date or entered into in connection with any acquisition or Disposition of assets permitted under this Agreement (other than such obligations with respect to Indebtedness). The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith. The term “Guarantee” as a verb has a corresponding meaning.

“Guarantors” has the meaning specified in the definition of “Collateral and Guarantee Requirement.”

“Guaranty” means (a) the guaranty made by the Guarantors in favor of the Collateral Agent on behalf of the Secured Parties pursuant to clause (b) of the definition of “Collateral and Guarantee Requirement,” substantially in the form of Exhibit F and (b) each other guaranty and guaranty supplement or joinder delivered pursuant to this Agreement or any other Loan Document.

“Hazardous Materials” means any substance, pollutant or contaminant material or waste that is regulated, pursuant to or which can give rise to liability under any Environmental Law.

“Hedge Bank” means any Person that is an Agent, a Lender, a Lead Arranger or an Affiliate of any of the foregoing at the time (or within thirty (30) days after) it enters into a Secured Hedge Agreement (or, in the case of Secured Hedge Agreements existing on the Closing Date, on the Closing Date), in its capacity as a party to a Secured Hedge Agreement, whether or not such Person subsequently ceases to be an Agent, a Lender, a Lead Arranger or an Affiliate of any of the foregoing.

“Hypothecary Representative” has the meaning specified in Section 10.25.

“Identified Participating Lenders” has the meaning specified in Section 2.05(a)(v)(C)(3).

“Identified Qualifying Lenders” has the meaning specified in Section 2.05(a)(v)(D)(3).

“IFRS” means International Financial Reporting Standards and applicable accounting requirements set by the International Accounting Standards Board or any successor thereto (or the Financial Accounting Standards Board, the Accounting Principles Board of the American Institute of Certified Public Accountants, or any successor to either such Board, or the SEC, as the case may be), as in effect from time to time.

“Immaterial Subsidiaries” means any Restricted Subsidiary with respect to which, as of the last day of the most recently ended Test Period on or prior to the date of determination, Consolidated EBITDA or Consolidated Total Assets attributable to such Restricted Subsidiary for the period of four consecutive fiscal quarters ending on such date does not exceed 2.5% of the Consolidated EBITDA or Consolidated Total Assets of the Borrower and the Restricted Subsidiaries for such period; provided that if the aggregate Consolidated EBITDA or Consolidated Total Assets attributable to Restricted Subsidiaries that are Immaterial Subsidiaries shall exceed 5.0% of Consolidated EBITDA or Consolidated Total Assets of the Borrower and its Restricted Subsidiaries for such four-quarter period, then the Borrower shall re-designate one or more of such Restricted Subsidiaries to not be Immaterial Subsidiaries within twenty (20) Business Days after delivery of the Compliance Certificate for such fiscal quarter such that only Restricted Subsidiaries as shall then have aggregate Consolidated EBITDA and or Consolidated Total Assets of 5.0% or less of the Consolidated EBITDA and Consolidated Total Assets of the Borrower and the Restricted Subsidiaries shall constitute Immaterial Subsidiaries.

“Incremental Amendment” has the meaning specified in Section 2.14(c).

“Incremental Amount Date” has the meaning specified in Section 2.14(c).

“Incremental Equivalent Debt” means one or more series of senior unsecured notes or loans, senior secured first lien or junior lien notes or loans, subordinated (secured or unsecured) notes or loans, or secured (first lien or junior lien) or unsecured mezzanine Indebtedness, in the case of securities, whether issued in a public offering, Rule 144A or other private placement or any bridge facility in lieu of the foregoing or otherwise, unsecured or secured by all or a portion of the Collateral on a pari passu (but without regard to control of remedies) or junior basis with the Obligations, which Indebtedness is issued or made in lieu of New Revolving Commitments, New Term Commitments and/or New Term Loans pursuant to an indenture, loan agreement, credit agreement, note purchase agreement or otherwise; provided that (i) the aggregate principal amount of any Incremental Equivalent Debt incurred or issued pursuant to this Agreement shall not, together with the aggregate principal amount of any New Revolving Commitments, New Term Commitments and/or New Term Loans incurred or issued substantially simultaneously with such Incremental Equivalent Debt, exceed the Available Incremental Amount at the time of incurrence or issuance thereof, (ii) such Incremental Equivalent Debt shall not be subject to any Guarantee by any Person other than a Loan Party, (iii) the optional prepayment or redemption provisions and the interest rate (including margin and floors) applicable to any such Incremental Equivalent Debt will be determined by the Borrower and the Persons providing such Incremental Equivalent Debt; provided that, with respect to any Incremental Equivalent Debt that constitutes term loans that are pari passu in right of payment with, and secured by Collateral on a pari passu basis (but without regard to control of remedies) with, the Obligations that would be permitted to be incurred as a New Term Loan pursuant to Section 2.14, if the All-In Yield applicable to any such Incremental Equivalent Debt incurred prior to the first anniversary of the First Amendment Effective Date pursuant to clause (or, with respect to the 2023 Refinancing Term Loans, the six-month anniversary of the Fourth Amendment Effective Date) (a) of the Available Incremental Amount exceeds the All-In Yield of the Initial Term Loans or the 2018 Incremental Term Loans denominated in the same currency as such Incremental Equivalent Debt at such time by more than 50 basis points, then the interest rate margins for the Initial Term Loans ~~and~~, the 2018 Incremental Term Loans or the 2023 Refinancing Term Loans, as applicable, shall be increased to the extent necessary so that the All-In Yield of the Initial Term Loans ~~and~~, the 2018 Incremental Term Loans or the 2023 Refinancing Term Loans, as applicable, denominated in the same currency as such Incremental Equivalent Debt is equal to the All-In Yield of such Incremental Equivalent Debt minus 50 basis points; provided that any increase in All-In Yield to any Initial Term Loan ~~or~~, 2018 Incremental Term Loan or 2023 Refinancing Term Loan, as applicable, due solely to the application or imposition of a ~~Eurocurrency Rate~~Term SOFR or Base Rate floor on any such Incremental Equivalent Debt shall be effected, at the Borrower’s option, (x) through an increase in (or implementation of, as applicable) any ~~Eurocurrency Rate~~Term SOFR or Base Rate floor applicable to such Initial Term Loan ~~or~~, 2018 Incremental Term Loan or 2023 Refinancing Term Loan, as applicable, (y) through an increase in the Applicable Rate for such Initial Term Loan ~~or~~, 2018 Incremental Term Loan or 2023 Refinancing Term Loan, as applicable, or (z) any combination of (x) and (y) above, and in each case, solely to the extent that the application or imposition of such floor would cause an increase in the effective interest rate then in effect under the Initial Term Loans ~~or~~, 2018 Incremental Term Loans~~,~~ or the 2023 Refinancing Term Loans, as applicable, (iv) in the case of Incremental Equivalent Debt that is secured, (A) the obligations in respect thereof shall not be secured by any Lien on any asset of the Borrower or any Restricted Subsidiary other than any asset constituting Collateral, (B) [reserved] and (C) such Incremental Equivalent Debt shall be subject to the First Lien Intercreditor Agreement or a Junior Lien Intercreditor Agreement, as appropriate, (v) immediately after the incurrence of such Indebtedness (or, in the case of Indebtedness to be incurred in connection with a Permitted Acquisition or permitted Investment, on the date of the execution of (x) the definitive agreement in connection therewith and (y) any commitment in respect of such Incremental Equivalent Debt), no Event of Default (or, in the case of Indebtedness to be incurred in connection with a Permitted Acquisition or permitted Investment, no Specified Default) exists, (vi) [reserved], (vii) no Incremental Equivalent Debt (other than any Incremental Equivalent Debt constituting a bridge facility which converts into Indebtedness complying with this clause (vii)) shall mature earlier than the Latest Maturity Date (as of the time of incurrence of such Incremental Equivalent Debt), (viii) no Incremental Equivalent Debt (other than any Incremental Equivalent Debt constituting a bridge facility which converts into Indebtedness complying with this clause (viii)) shall have a Weighted Average Life to Maturity of less than the Weighted Average Life to Maturity as then in effect for any Term Loans outstanding as of the time of incurrence of such Incremental Equivalent Debt (prior to any extension thereto), (ix) any Incremental Equivalent Debt (to the extent pari passu in right of payment with, and secured by all or a portion of the Collateral on a pari passu basis with, the Obligations) may provide for the ability to participate on a pro rata basis or less than pro rata basis in any mandatory repayments or prepayments of principal of Term Loans hereunder and (x) the covenants and events of default applicable to such Incremental Equivalent Debt shall not be, when taken as a whole, materially more favorable, to the holders of such Indebtedness than those applicable to the Term Loans (except for covenants or other provisions applicable only to periods after the Latest Maturity Date) unless such covenants and events of default for such Incremental Equivalent Debt are reflective of market terms and conditions for the type of Indebtedness incurred or issued at the time of issuance or incurrence thereof (in each case, as determined by the Borrower in good faith); provided that that the covenants applicable thereto shall not include any financial maintenance covenant unless such covenant is also added to this Agreement for the benefit of the Lenders; provided, further, that a certificate of the Borrower delivered to the Administrative Agent at least two (2) Business Days prior to the incurrence of such Indebtedness stating that the Borrower has reasonably determined in good faith that such covenants and defaults satisfy the foregoing requirement shall be conclusive evidence that such covenants and defaults satisfy the foregoing requirement unless the Administrative Agent notifies the Borrower within such two (2) Business Day period that it disagrees with such determination (including a reasonably detailed description of the basis upon which it disagrees).

“Incremental Facility Closing Date” has the meaning specified in Section 2.14(c).

“Indebtedness” means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with GAAP:

(a)             all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(b)            the maximum amount (after giving effect to any prior drawings or reductions that may have been reimbursed) of all outstanding letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds, performance bonds and similar instruments issued or created for the account of such Person;

(c)             net obligations of such Person under any Swap Contract;

(d)            all obligations of such Person to pay the deferred purchase price of property or services (other than (i) trade accounts payable and accrued expenses payable in the ordinary course of business, (ii) any earn-out obligation until such obligation is not paid after becoming due and payable and (iii) accruals for payroll and other liabilities accrued in the ordinary course of business);

(e)             indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements and mortgage, industrial revenue bond, industrial development bond and similar financings), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse;

(f)             all Financing Lease Obligations of such Person;

(g)            all obligations of such Person in respect of Disqualified Equity Interests; and

(h)            all Guarantees of such Person in respect of any of the foregoing.

For all purposes hereof, the Indebtedness of any Person shall (A) include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or a joint venturer, except to the extent such Person’s liability for such Indebtedness is otherwise limited and only to the extent such Indebtedness would be included in the calculation of Consolidated Total Debt (and, in any event, excluding any Financing Lease Obligations) and (B) in the case of Non-Loan Parties, exclude loans and advances made by Loan Parties having a term not exceeding 364 days and made in the ordinary course of business. The amount of any net obligation under any Swap Contract on any date shall be deemed to be the Swap Termination Value thereof as of such date. The amount of Indebtedness of any Person for purposes of clause (e) shall be deemed to be equal to the lesser of (i) the aggregate unpaid amount of such Indebtedness and (ii) the fair market value (as determined by such Person in good faith) of the property encumbered thereby as determined by such Person in good faith.

For the avoidance of doubt, Indebtedness of any Person shall not include Non-Financing Lease Obligations, obligations under or in respect of straight-line leases or operating leases.

“Indemnified Liabilities” has the meaning specified in Section 10.05.

“Indemnified Taxes” means (a) all Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes.

“Indemnitees” has the meaning specified in Section 10.05.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant of nationally recognized standing that is, in the good faith judgment of the Borrower, qualified to perform the task for which it has been engaged and that is independent of the Borrower and its Affiliates.

“Information” has the meaning specified in Section 10.08.

“Initial Borrower” has the meaning specified in the introductory paragraph to this Agreement.

“Initial Canadian Term Commitment” means, as to each applicable Term Lender, its obligation to make an Initial Canadian Term Loan to the Borrower pursuant to Section 2.01(a) in an aggregate amount not to exceed the amount set forth opposite such Lender’s name on Schedule 2.01 (as in effect on the Closing Date) under the caption “Initial Canadian Term Commitment,” as such amount may be adjusted from time to time in accordance with this Agreement. The initial aggregate amount of the Initial Canadian Term Commitments is C$130,000,000.

“Initial Canadian Term Loan” and “Initial Canadian Term Loans” have the meanings specified in Section 2.01(a).

“Initial Term Commitment” means, collectively, the Initial Canadian Term Commitment and the Initial U.S. Term Commitment.

“Initial Term Loan” and “Initial Term Loans” have the meanings specified in Section 2.01(b).

“Initial U.S. Term Commitment” means, as to each applicable Term Lender, its obligation to make an Initial U.S. Term Loan to the Borrower pursuant to Section 2.01(b) in an aggregate amount not to exceed the amount set forth opposite such Lender’s name on Schedule 2.01 (as in effect on the Closing Date) under the caption “Initial U.S. Term Commitment,” as such amount may be adjusted from time to time in accordance with this Agreement. The initial aggregate amount of the Initial U.S. Term Commitments is $370,000,000.

“Initial U.S. Term Loan” and “Initial U.S. Term Loans” have the meanings specified in Section 2.01(b).

“Intellectual Property Security Agreements” means one or more intellectual property security agreements contemplated to be executed and delivered pursuant to the applicable Security Agreements.

“Intercompany Note” means any intercompany note substantially in the form of Exhibit I.

“Intercreditor Agreements” means each First Lien Intercreditor Agreement and each Junior Lien Intercreditor Agreement.

“Interest Payment Date” means~~,~~  (a) ~~as~~with respect to any ~~Loan of any Class other than a~~ Base Rate Loan ~~and~~or Canadian Prime Rate Loan, the last day of each ~~Interest Period applicable to such Loan and the Maturity Date of the Facility under which such Loan was made; provided that if any Interest Period for a Eurocurrency Rate Loan or CDOR Rate Loan exceeds three months, the respective dates that fall every three months after the beginning of such Interest Period shall also be Interest Payment Dates with respect to such Eurocurrency Rate Loan or CDOR Rate Loan, as applicable ; and (b) as to any Base Rate Loan or Canadian Prime Rate Loan of any Class, the last Business Day of each~~ March, June, September and December, (~~commencing with~~b) with respect to any Term Benchmark Loan, the last ~~Business D~~day ~~of December, 2016), and the Maturity Date of the Facility under which such Loan was made.~~of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Term Benchmark Borrowing with an Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at intervals of three months’ duration after the first day of such Interest Period and (c) with respect to any Daily Simple SOFR Loan, each date that is on the numerically corresponding day in each calendar month that is three months after the date of the Borrowing of which such Loan is a part.

“Interest Period” means, ~~as to each Eurocurrency Rate Loan and~~(i) with respect to any Term ~~CD~~SOFR ~~Rate~~ Loan, the period ~~commencing~~beginning on the date of such ~~Eurocurrency Rate Loan or CDOR Rate Loan is disbursed or converted to or continued as a Eurocurrency Rate Loan or CDOR Rate Loan, as applicable, and ending on the date~~Borrowing specified in the applicable Loan Notice and ending on the numerically corresponding day in the calendar month that is one~~, two~~, three or six months thereafter (~~in each case, subject to availability), or to the extent consented to by each applicable Lender of such Eurocurrency Rate Loan or CDOR Rate Loan, as applicable,~~or such other period as all of the relevant Lenders may agree) and (ii) with respect to any CDOR Rate Loan, the period beginning on the date of such Borrowing specified in the applicable Loan Notice and ending on the numerically corresponding day in the calendar month that is one, two or three months thereafter (or such other period as ~~selected by~~all of the relevant Lenders may agree), as the Borrower ~~in its Loan Notice~~may elect; provided that~~:~~

        (i) if ~~(a)~~            any Interest Period ~~that~~ would ~~otherwise~~ end on a day ~~that is not~~other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall~~s~~ in ~~another~~the next calendar month, in which case such Interest Period shall end on the ~~immediately~~next preceding Business Day~~;~~

, and (ii) ~~(b)~~           any Interest Period ~~pertaining to a Eurocurrency Rate Loan or CDOR Rate Loan having a duration of less than one month that begins~~that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month ~~at the end~~ of such Interest Period) shall end on the last Business Day of the last calendar month ~~at the end~~ of such Interest Period~~; and~~.

~~(c)            no Interest Period shall extend beyond the Maturity Date of the Facility under which such Loan was made.~~

~~“Interpolated Rate” means, in relation to LIBOR, the rate which results from interpolating on a linear basis between:~~

~~(a) the applicable LIBOR for the longest period (for which that LIBOR is available) which is less than the Interest Period of that Loan; and~~

~~(b) the applicable LIBOR for the shortest period (for which that LIBOR is available) which exceeds the Interest Period of that Loan,~~

~~each as of approximately 11:00 a.m. (London, England time) two Business Days prior to the commencement of such Interest Period of that Loan.~~

“Investment” means, as to any Person, the acquisition or investment by such Person, by means of (a) the purchase or other acquisition (including without limitation by merger or otherwise) of Equity Interests of another Person, (b) a loan, advance or capital contribution to, Guarantee or assumption of debt of, or purchase or other acquisition of any other debt or equity participation or interest in, another Person, including any partnership or joint venture interest in such other Person (excluding, in the case of the Borrower and its Subsidiaries, intercompany loans, advances, or Indebtedness having a term not exceeding 364 days and made in the ordinary course of business) or (c) the purchase or other acquisition (in one transaction or a series of transactions, including without limitation by merger or otherwise) of all or substantially all of the property and assets of another Person or assets constituting a business unit, line of business or division of such Person; provided that, in the event that any Investment is made by the Borrower or any Restricted Subsidiary in any Person through substantially concurrent interim transfers of any amount through the Borrower or any Restricted Subsidiaries, then such other substantially concurrent interim transfers shall be disregarded for purposes of Section 7.02. For purposes of covenant compliance, the amount of any Investment at any time shall be the amount actually invested (measured at the time made (which, in the case of any Investment constituting the contribution of an asset or property, shall be based on the Borrower’s good faith estimate of the fair market value of such asset or property at the time such Investment is made)), without adjustment for subsequent changes in the value of such Investment (including any write-downs or write-offs thereof), net of any Returns with respect to such Investment.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other nationally recognized statistical rating agency selected by the Borrower.

“IP Rights” means all rights to intellectual property, whether arising under United States, Canadian, multinational or foreign laws or otherwise, including but not limited to patents, trademarks, service marks, trade names, copyrights, trade dress, logos, domain names, trade secrets, know-how and processes, design rights, social media or mobile identifiers and other intellectual property or proprietary rights therein, inventions (whether or not patentable), franchises, software, database rights, proprietary confidential information, and all applications or registrations for any of the foregoing.

“IRS” means the Internal Revenue Service of the United States.

“ITA” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended from time to time.

“Joint Venture” means (a) any Person which would constitute an “equity method investee” of the Borrower or any of the Restricted Subsidiaries and (b) any Person in whom the Borrower or any of the Restricted Subsidiaries beneficially owns any Equity Interest that is not a Subsidiary.

“Junior Financing” has the meaning specified in Section 7.12(a).

“Junior Financing Documentation” means any documentation governing any Junior Financing.

“Junior Lien Intercreditor Agreement” means a customary “junior lien” intercreditor agreement among the Administrative Agent, the Collateral Agent and one or more Representatives for the holders of applicable Indebtedness that is secured (and permitted hereunder to be secured) on a junior basis to the Obligations in form reasonably satisfactory to the Borrower and the Administrative Agent.

“Latest Maturity Date” means, at any date of determination, the latest maturity or expiration date applicable to any Loan or Commitment hereunder at such time, including the latest maturity or expiration date of any Initial Term Loan, 2018 Incremental Term Loan, 2020 Refinancing Term Loan, 2023 Refinancing Term Loan, any New Revolving Commitment, any New Term Commitment, any New Term Loan, any Refinancing Loan, any Refinancing Term Commitment, any Extended Term Loan, any Extended Term Commitment or any Replacement Term Loan, in each case as extended in accordance with this Agreement from time to time.

“Laws” means, collectively, all applicable international, foreign, federal, provincial, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities and executive orders, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority.

“LCA Election” has the meaning specified in Section 1.13.

“LCA Test Date” has the meaning specified in Section 1.13.

“Lead Arrangers” means ~~Citigroup Global Markets Inc., Royal Bank of Canada,~~ Barclays Bank PLC, and ~~Bank of Montreal~~BMO Capital Markets Corp., Goldman Sachs Lending Partners LLC, Royal Bank Of Canada, The Bank Of Nova Scotia, Canadian Imperial Bank Of Commerce, Stifel Nicolaus and Company, Incorporated, TD Securities (USA) LLC, National Bank Of Canada Financial Inc., JPMorgan Chase Bank, N.A., ATB Financial and Fédération Des Caisses Desjardins Du Québec, each in its capacity as a joint lead arranger and joint bookrunner under this Agreement.

“Lender” and “Lenders” have the meanings specified in the introductory paragraph to this Agreement and their respective successors and assigns as permitted hereunder, each of which is referred to herein as a “Lender.” Each Additional Lender shall be a Lender to the extent any such Person has executed and delivered a Refinancing Amendment, an Incremental Amendment or an amendment to this Agreement in respect of Replacement Term Loans, as the case may be, and such Refinancing Amendment, Incremental Amendment or amendment to this Agreement in respect of Replacement Term Loans, as the case may be, shall have become effective in accordance with the terms hereof and thereof, and each Extending Term Lender shall continue to be a Lender. As of the Closing Date, Schedule 2.01 sets forth the name of each Lender.

“Lending Office” means, as to any Lender, the office or offices of such Lender described as such in such Lender’s Administrative Questionnaire, or such other office or offices as a Lender may from time to time notify the Borrower and the Administrative Agent by not less than five (5) Business Days’ written notice; provided that such Lender, acting through such office, would be legally entitled to deliver the IRS form(s) and other documentation described in Section 3.01(c), as applicable, demonstrating a complete exemption from U.S. federal withholding tax pursuant to Laws in effect on the date on which such Person designates such Lending Office.

“Lien” means any mortgage, pledge, exclusive license, hypothecation, collateral assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement in the nature of a security interest of any kind or nature whatsoever; provided that in no event shall a Non-Financing Lease in and of itself be deemed a Lien. For purposes of Section 7.01 and the definition of “Consolidated First Lien Net Debt,” assets leased by the Borrower or a Restricted Subsidiary under a Financing Lease giving rise to a Financing Lease Obligation shall be deemed to be assets of the Borrower or such Restricted Subsidiary subject to a Lien securing such Financing Lease Obligation.

“Limited Condition Transaction” means any acquisition or Investment permitted by this Agreement, in each case whose consummation is not conditioned on the availability of, or on obtaining, third party financing.

“Loan” means an extension of credit by a Lender to the Borrower under Article II in the form of a loan pursuant to any Commitment.

“Loan Documents” means, collectively, (a) this Agreement, (b) the Term Notes, (c) any Refinancing Amendment, Incremental Amendment, Extension Amendment or amendment to this Agreement in respect of Replacement Term Loans, (d) the Collateral Documents and (e) any Intercreditor Agreement.

“Loan Notice” means a notice of (a) a Borrowing, (b) a conversion of Loans from one Type to the other, or (c) a continuation of ~~Eurocurrency Rate~~Term SOFR Loans or CDOR Rate Loans, pursuant to Section 2.02(a), which, if in writing, shall be substantially in the form of Exhibit A or such other form as may be approved by the Administrative Agent (including any form on an electronic platform or electronic transmission system as shall be approved by the Administrative Agent), appropriately completed and signed or authenticated by a Responsible Officer of the Borrower.

“Loan Parties” means, collectively, (a) the Borrower and (b) each Guarantor.

“Management Equityholders” means any of (i) any current or former director, officer, employee or member of management of the Borrower or any of its Subsidiaries or any direct or indirect parent thereof who, at any time, is an investor in the Borrower or any direct or indirect parent thereof, (ii) any trust, partnership, limited liability company, corporate body or other entity established by any such director, officer, employee or member of management of the Borrower or any of its Subsidiaries (or by any Person described in the succeeding clauses (iii) and (iv), as applicable) to hold an investment in the Borrower or any direct or indirect parent thereof in connection with such Person’s estate or tax planning, (iii) any spouse, parents or grandparents of any such director, officer, employee or member of management of the Borrower or any of its Subsidiaries and any and all descendants of the foregoing, together with any spouse of any of the foregoing Persons, who are transferred an investment in the Borrower or any direct or indirect parent thereof by any such director, officer, employee or member of management of the Borrower or any of its Subsidiaries in connection with such Person’s estate or tax planning and (iv) any Person who acquires an investment in the Borrower or any direct or indirect parent thereof by will or by the Laws of intestate succession as a result of the death of an employee of the Borrower or any of its Subsidiaries.

“Margin Stock” has the meaning set forth in Regulation U of the FRB, or any successor thereto.

“Master Agreement” has the meaning specified in the definition of “Swap Contract.”

“Material Adverse Effect” means (a) a material adverse effect on the business, assets, financial condition or results of operations of the Borrower and its Restricted Subsidiaries, taken as a whole, (b) a material adverse effect on the material rights and remedies of the Lenders, and the Agents, taken as a whole, under any Loan Document and (c) a material adverse effect on the ability of the Loan Parties, taken as a whole, to perform their material payment obligations under the Loan Documents.

“Material Debt Instrument” means any physical instrument evidencing obligations in excess of C$5,000,000.

“Material Real Property” means any fee-owned real property located in the United States or Canada that is owned by a Loan Party and (x) is set forth on Schedule 1.01B or (y) is acquired after the Closing Date with an individual book value in excess of C$15,000,000 (as determined by the Borrower acting in good faith), except for any such real property that is located in a mortgage tax jurisdiction.

“Material Subsidiary” means any Restricted Subsidiary that is not an Immaterial Subsidiary.

“Maturity Date” means (i) with respect to the Initial Term Loans that have not been extended pursuant to Section 2.17, the date that is seven (7) years after the Closing Date, (ii) with respect to the 2018 Incremental Term Loans that have not been extended pursuant to Section 2.17, the date that is seven (7) years after the First Amendment Effective Date, (iii) with respect to the 2020 Refinancing Term Loans that have not been extended pursuant to Section 2.17, the date that is seven (7) years after the First Amendment Effective Date, (iv) with respect to the 2023 Refinancing Term Loans that have not been extended pursuant to Section 2.17, the date that is nine (9) years after the First Amendment Effective Date, (v) with respect to any Extended Term Loans of a given Term Loan Extension Series, the final maturity date as specified in the applicable Extension Amendment accepted by the respective Lender or Lenders, (~~v~~vi) with respect to any Refinancing Term Loans, the final maturity date as specified in the applicable Refinancing Amendment, (vii) with respect to any New Term Loan or New Revolving Commitments, the final maturity date as specified in the applicable Incremental Amendment and (viIi) with respect to Replacement Term Loans, the final maturity date as specified in the applicable amendment to this Agreement in respect of such Replacement Term Loans; provided, in each case, that if such day is not a Business Day, the applicable Maturity Date shall be the Business Day immediately preceding such day.

“Maximum Rate” has the meaning specified in Section 10.10.

“Moody’s” means Moody’s Investors Service, Inc. and any successor thereto.

“Mortgage Policies” has the meaning specified in Section 6.14(b)(ii).

“Mortgages” means collectively, the deeds of trust, trust deeds, deeds to secure debt, hypothecs, debentures and mortgages made by the Loan Parties in favor or for the benefit of the Collateral Agent on behalf of the Secured Parties in form and substance reasonably satisfactory to the Administrative Agent, executed, delivered and filed, registered or recorded, as applicable, pursuant to Section 6.12 and Section 6.14.

“Multiemployer Plan” means any multiemployer plan as defined in Section 4001(a)(3) of ERISA and subject to Title IV of ERISA, to which the Borrower, any Guarantor or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding five plan years, has made or been obligated to make contributions.

“Municipal Waste Contract” means any contract or franchise agreement with a municipality for waste management services, including collection, hauling, disposal and/or processing services, or any local ordinance granting an exclusive waste management services franchise, including collection, hauling disposal and/or processing services.

“Net Cash Proceeds” means:

(a)             with respect to the Disposition of any asset by the Borrower or any of the Restricted Subsidiaries or any Casualty Event, the excess, if any, of (i) the sum of cash and Cash Equivalents received in connection with such Disposition or Casualty Event (including any cash and Cash Equivalents received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when so received and, with respect to any Casualty Event, any insurance proceeds or condemnation or expropriation awards in respect of such Casualty Event actually received by or paid to or for the account of the Borrower or any of the Restricted Subsidiaries) over (ii) the sum of (A) the principal amount, premium or penalty, if any, interest and other amounts on any Indebtedness that is secured by the asset subject to such Disposition or Casualty Event and required to be repaid in connection with such Disposition or Casualty Event (other than Indebtedness under the Loan Documents, Incremental Equivalent Debt, Refinancing Equivalent Debt, and any other Indebtedness secured by a Lien that is pari passu with or expressly subordinated to the Lien on the Collateral securing the Obligations), (B) the out-of-pocket fees and expenses (including attorneys’ fees, investment banking fees, survey costs, title insurance premiums, and related search and recording charges, transfer taxes, deed or mortgage recording taxes, other customary expenses and brokerage, consultant and other customary fees) actually incurred by the Borrower or such Restricted Subsidiary in connection with such Disposition or Casualty Event and restoration costs following a Casualty Event, (C) Taxes (including Restricted Payments in respect thereof pursuant to Section 7.06) paid or reasonably estimated to be payable in connection therewith (including Taxes imposed on, or that would be payable upon, the distribution or repatriation of any such Net Cash Proceeds), (D) in the case of any Disposition or Casualty Event by a non-Wholly Owned Restricted Subsidiary, the pro-rata portion of the Net Cash Proceeds thereof (calculated without regard to this clause (D)) attributable to minority interests and not available for distribution to or for the account of the Borrower or a Wholly Owned Restricted Subsidiary as a result thereof, and (E) any reserve for adjustment in respect of (x) the sale price of such asset or assets established in accordance with GAAP and (y) any liabilities associated with such asset or assets and retained by the Borrower or any Restricted Subsidiary after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction, it being understood that “Net Cash Proceeds” shall include the amount of any reversal (without the satisfaction of any applicable liabilities in cash in a corresponding amount) of any reserve described in this clause (E); provided that for purposes of Section 2.05(b) (x) no net cash proceeds calculated in accordance with the foregoing realized in a single transaction or series of related transactions shall constitute Net Cash Proceeds unless such net cash proceeds shall exceed C$2,500,000 (and thereafter only net cash proceeds in excess of such amount shall constitute Net Cash Proceeds under this clause (a)) and (y) no such net cash proceeds calculated in accordance with the foregoing realized in any fiscal year shall constitute Net Cash Proceeds under this clause (a) in such fiscal year until the aggregate amount of all such net cash proceeds in such fiscal year shall exceed C$10,000,000 (and thereafter only net cash proceeds in excess of such amount shall constitute Net Cash Proceeds under this clause (a));

(b)            with respect to the incurrence or issuance of any Indebtedness by the Borrower or any Restricted Subsidiary or any Permitted Equity Issuance by the Borrower or any direct or indirect parent of the Borrower, the excess, if any, of (A) the sum of the cash and Cash Equivalents received in connection with such incurrence or issuance over (B) the investment banking fees, underwriting discounts, commissions, costs and other out-of-pocket expenses and other customary expenses, incurred in connection with such incurrence or issuance; and

(c)             with respect to any Permitted Equity Issuance by any direct or indirect parent of the Borrower, the amount of cash from such Permitted Equity Issuance contributed to the capital of the Borrower.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP.

“New Project” means, (x) each plant, facility, branch, office, transfer station, landfill, convenience site which is either a new plant, facility, branch, office, transfer station, landfill, convenience site or an expansion, relocation, remodeling, refurbishment or substantial modernization of an existing plant, facility, branch, office, transfer station, landfill, convenience site owned by the Borrower or the Restricted Subsidiaries which in fact commences operations and (y) each creation (in one or a series of related transactions) of a, business unit, product line, line of operations or service offering to the extent such business unit, product line, line of operations or service offering is offered or each expansion (in one or series of related transactions) of business into a new market or service or through a new distribution method or channel.

“New Refinancing Term Commitments” has the meaning specified in Section 2.15(a).

“New Revolving Commitments” has the meaning specified in Section 2.14(a).

“New Term Commitments” has the meaning specified in Section 2.14(a).

“New Commitments” has the meaning specified in Section 2.14(a).

“New Term Lender” means each existing Lender or Additional Lender that provides New Term Loans.

“New Term Loans” has the meaning specified in Section 2.14(a).

“Non-Bank Certificate” has the meaning specified in Section 3.01(c)(i).

“Non-Cash Compensation Liabilities” means any non-cash liabilities recorded in connection with stock-based awards, partnership interest-based awards, awards of profits interests, deferred compensation awards and similar incentive based compensation awards or arrangements.

“Non-Consenting Lender” has the meaning specified in the penultimate paragraph of Section 3.07.

“Non-Debt Fund Affiliate” means an Affiliate of any Equity Sponsor that is neither the Borrower, a Subsidiary nor an Affiliated Debt Fund.

“Non-Financing Lease” means any lease determined in accordance with GAAP other than (i) a Financing Lease and (ii) a lease that in accordance with GAAP is an exempt or excluded lease.

“Non-Financing Lease Obligation” means, as to any Person, the obligations of such Person under a Non-Financing Lease.

“Non-Loan Party” means any Subsidiary that is not a Loan Party.

“Not Otherwise Applied” means, with reference to any amount of net cash proceeds of any transaction or event that is proposed to be applied to a particular use or transaction, that such amount has not previously been (and is not simultaneously being) applied to anything other than that such particular use or transaction.

“Obligations” means all (a) advances to, and debts, liabilities, obligations, covenants and duties of, any Loan Party arising under any Loan Document with respect to any Loan, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest, fees and expenses that accrue after the commencement by or against any Loan Party of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest, fees and expenses are allowed claims in such proceeding, (b) for purposes of the Collateral Documents and Section 8.03 only, obligations of any Loan Party arising under any Secured Hedge Agreement now existing or hereafter arising and including interest, fees and expenses that accrue after the commencement by or against any Loan Party of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest, fees and expenses are allowed claims in such proceeding and (c) for purposes of the Collateral Documents and Section 8.03 only, obligations under Secured Cash Management Agreements now existing or hereafter arising and including interest, fees and expenses that accrue after the commencement by or against any Loan Party of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest, fees and expenses are allowed claims in such proceeding; provided that in the case of clauses (b) and (c), only to the extent that, and for so long as, the other Obligations with respect to any Guarantor are so secured or guaranteed, and any release of Collateral or Guarantees effected in a manner permitted by this Agreement shall not require the consent of holders of obligations under Secured Hedge Agreements or obligations under Secured Cash Management Agreements; provided further that the Obligations with respect to any Guarantor shall exclude all Excluded Swap Obligations of such Guarantor. Without limiting the generality of the foregoing, the Obligations of the Loan Parties under the Loan Documents include the obligation (including guarantee obligations) to pay principal, interest, charges, expenses, fees, Attorney Costs, indemnities and other amounts payable by any Loan Party under any Loan Document.

“OFAC” has the meaning specified in the definition of “Sanctions Laws and Regulations.”

“Offered Amount” has the meaning specified in Section 2.05(a)(v)(D)(1).

“Offered Discount” has the meaning specified in Section 2.05(a)(v)(D)(1).

“OID” means original issue discount.

“Organization Documents” means (a) with respect to any corporation, the certificate or articles of incorporation or amalgamation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. or Canadian jurisdiction); (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction).

“Original Transaction” means, collectively, (a) the funding of the Initial Term Loans, and the execution and delivery of the Loan Documents entered into, on the Closing Date, (b) the Refinancing, (c) the Caesar Acquisition and the Caesar Repo Transaction, (d) the execution and delivery of the Revolving Credit Agreement and documents in connection therewith on the Closing Date, (e) the consummation of any other transactions in connection with any of the foregoing and (f) the payment of the fees and expenses incurred in connection with any of the foregoing, including the Original Transaction Expenses.

“Original Transaction Expenses” means any fees, premiums, expenses and other transaction costs incurred or paid by the Borrower or any of its Subsidiaries or the Equity Sponsor (as defined in the Existing Credit Agreement) or any direct or indirect parent of the Borrower in connection with the Original Transaction (including to fund any OID and upfront fees).

“Other Applicable Indebtedness” has the meaning specified in Section 2.05(b)(ii)(A).

“Other Taxes” has the meaning specified in Section 3.01(d).

“Outstanding Amount” means with respect to the Term Loans of any Class, the Canadian Dollar amount or U.S. Dollar amount, as applicable, thereof after giving effect to any borrowings and prepayments or repayments of Term Loans of any Class.

“Participant” has the meaning specified in Section 10.07(d).

“Participant Register” has the meaning specified in Section 10.07(e).

“Participating Lender” has the meaning specified in Section 2.05(a)(v)(C)(2).

“PATRIOT Act” has the meaning specified in the definition of “Sanctions Laws and Regulations.”

“PBGC” means the Pension Benefit Guaranty Corporation.

“Pension Plan” means any “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA), other than a Multiemployer Plan or a Foreign Plan, that is subject to Title IV of ERISA or Section 412 of the Code and is sponsored or maintained by the Borrower, any Guarantor or any ERISA Affiliate or to which the Borrower, any Guarantor or any ERISA Affiliate contributes or has an obligation to contribute, or in the case of a multiple employer or other plan described in Section 4064(a) of ERISA, has made contributions at any time in the preceding five plan years.

“Permitted Acquisition” has the meaning specified in Section 7.02(i).

“Permitted Equity Issuance” means any sale or issuance of any Qualified Equity Interests of the Borrower or any direct or indirect parent of the Borrower, in each case to the extent not prohibited hereunder.

“Permitted Exclusive Licenses” has the meaning specified in Section 7.01(j)(i).

“Permitted Holder” means any of (i) any Equity Sponsor, (ii) the Management Equityholders, (iii) the Permitted Transferees of any of the foregoing Persons and (iv) any “group” of which any of the foregoing are members; provided that in the case of such “group” and without giving effect to the existence of such “group” or any other “group,” such Persons specified in clauses (i), (ii), and/or (iii) above, collectively, have beneficial ownership, directly or indirectly, of more than 50% of the aggregate ordinary voting power for election of directors represented by the issued and outstanding Equity Interests of the Borrower held, directly or indirectly, by such “group.”

“Permitted Junior Secured Refinancing Debt” has the meaning specified in Section 2.15(i).

“Permitted Pari Passu Secured Refinancing Debt” has the meaning specified in Section 2.15(i).

“Permitted Ratio Debt” means Indebtedness of the Borrower or any Restricted Subsidiary; provided that (a) such Indebtedness is either (i) pari passu or (ii) subordinated in right of payment to the Obligations, (b) immediately after giving effect thereto and to the use of the proceeds thereof, (i) no Event of Default shall exist or result therefrom and (ii) (A) if such Indebtedness is secured on a pari passu basis with the Liens securing the Term Loans, the Total Net First Lien Leverage Ratio is less than or equal to either (x) 4.25:1.00 (calculated on a Pro Forma Basis) as of the last day of the most recently ended Test Period on or prior to the date of determination or (y) in the case of any Permitted Ratio Debt incurred or issued, as the case may be, to finance a Permitted Acquisition or permitted Investment, the Total Net First Lien Leverage Ratio immediately prior to the incurrence or issuance of such Permitted Ratio Debt and consummation of such Permitted Acquisition or permitted Investment, (B) if such Indebtedness will rank junior in right of security with respect to the Liens securing the Term Loans, the Total Net Senior Secured Leverage Ratio is less than or equal to either (x) 5.50:1.00 (calculated on a Pro Forma Basis) as of the last day of the most recently ended Test Period on or prior to the date of determination or (y) in the case of any Permitted Ratio Debt incurred or issued, as the case may be, to finance a Permitted Acquisition or permitted Investment, the Total Net Senior Secured Leverage Ratio immediately prior to the incurrence or issuance of such Permitted Ratio Debt and consummation of such Permitted Acquisition or permitted Investment or (C) if such Permitted Ratio Debt is unsecured, (I) the Total Net Leverage Ratio is less than or equal to either (x) 6.75:1.00 (calculated on a Pro Forma Basis) as of the last day of the most recently ended Test Period on or prior to the date of determination or (y) in the case of any Permitted Ratio Debt incurred or issued, as the case may be, to finance a Permitted Acquisition or permitted Investment, the Total Net Senior Secured Leverage Ratio immediately prior to the incurrence or issuance of such Permitted Ratio Debt and consummation of such Permitted Acquisition or permitted Investment or (II) the Fixed Charge Coverage Ratio after giving Pro Forma Effect to the incurrence of such Indebtedness is greater than or equal to either (x) 2.00:1.00 (calculated on a Pro Forma Basis) as of the last day of the most recently ended Test Period on or prior to the date of determination or (y) in the case of any Permitted Ratio Debt incurred or issued, as the case may be, to finance a Permitted Acquisition or permitted Investment, the Fixed Charge Coverage Ratio immediately prior to the incurrence or issuance of such Permitted Ratio Debt and consummation of such Permitted Acquisition or permitted Investment, (c) such Indebtedness is issued on market terms for the type of Indebtedness issued or with covenants that are not more restrictive (taken as a whole) with respect to the Borrower and the Restricted Subsidiaries than the covenants in this Agreement as reasonably determined by the Borrower in good faith; provided that the covenants applicable thereto shall not include any financial maintenance covenant unless such covenant is also added to this Agreement for the benefit of the Lenders; provided, further, that a certificate of the Borrower as to the satisfaction of the conditions described in clause (c) above delivered at least two (2) Business Days prior to the incurrence of such Indebtedness stating that the Borrower has reasonably determined in good faith that such covenants satisfy the foregoing requirements, shall be conclusive unless the Administrative Agent notifies the Borrower within such two (2) Business Day period that it disagrees with such determination (including a reasonably detailed description of the basis upon which it disagrees) and (d) if secured, is secured on a junior basis to the Obligations and to the extent incurred by a Loan Party, (i) such Indebtedness shall only be secured by Collateral and (ii) such Liens are subject to a Junior Lien Intercreditor Agreement; provided that the aggregate principal amount of any Permitted Ratio Debt of Restricted Subsidiaries that are Non-Loan Parties shall not exceed the greater of (A) C$45,000,000 and (B) 1.5% of Consolidated Total Assets determined at the time of incurrence of such Indebtedness (calculated on a Pro Forma Basis).

“Permitted Refinancing” means, with respect to any Person, any modification, refinancing, refunding, replacement, renewal or extension of any Indebtedness of such Person; provided that (a) the principal amount (or accreted value, if applicable) thereof does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so modified, refinanced, refunded, replaced, renewed or extended except by an amount equal to unpaid accrued interest, fees, premium (including call and tender premiums) thereon, defeasance costs, and fees and expenses incurred (including OID, upfront fees and similar items), in connection with such modification, refinancing, refunding, replacement, renewal or extension and by an amount equal to any existing commitments unutilized thereunder, (b) other than with respect to a Permitted Refinancing in respect of Indebtedness permitted pursuant to Section 7.03(b), Section 7.03(e) and Section 7.03(g), such modification, refinancing, refunding, replacement, renewal or extension has a final maturity date equal to or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being modified, refinanced, refunded, replaced, renewed or extended, (c) if such Indebtedness being modified, refinanced, refunded, replaced, renewed, or extended is Junior Financing, (i) to the extent such Indebtedness being modified, refinanced, refunded, replaced, renewed, or extended is subordinated in right of payment to the Obligations, such modification, refinancing, refunding, replacement, renewal, or extension is subordinated in right of payment to the Obligations on terms, taken as a whole, at least as favorable to the Lenders, in all material respects, as those contained in the documentation governing the Indebtedness being modified, refinanced, refunded, replaced, renewed or extended, (ii) to the extent such Indebtedness being modified, refinanced, refunded, replaced, renewed, or extended is secured by Liens, (x) such modification, refinancing, refunding, replacement, renewal or extension is unsecured, is not secured by any Liens that do not also secure the Obligations and/or is secured by Liens otherwise permitted under Section 7.01 to the extent the Indebtedness being modified, refinanced, refunded, replaced or extended would have been permitted to be secured by such Lien and (y) to the extent that such Liens are contractually subordinated to the Liens securing the Obligations, such modification, refinancing, refunding, replacement, renewal or extension is either unsecured or is secured (A) by Liens that are contractually subordinated to the Liens securing the Obligations on terms, taken as a whole, at least as favorable to the Lenders, in all material respects, as those contained in the documentation (including any intercreditor or similar agreements) governing the Indebtedness being modified, refinanced, refunded, replaced, renewed or extended or (B) by Liens otherwise permitted under Section 7.01 to the extent the Indebtedness being modified, refinanced, refunded, replaced or extended is then permitted to be secured by such Liens, (iii) to the extent such Indebtedness being modified, refinanced, refunded, replaced, renewed or extended is unsecured, such modification, refinancing, refunding, replacement, renewal or extension shall also be unsecured, (iv) the covenants and defaults of any such modified, refinanced, refunded, replaced, renewed or extended Indebtedness (other than Indebtedness designated by the Borrower with an aggregate original principal amount for all such Indebtedness so designated since the First Amendment Effective Date not to exceed C$40,000,000) are (x) not materially more restrictive with respect to the Borrower and the Restricted Subsidiaries, as reasonably determined by the Borrower in good faith, than the covenants and defaults of the Indebtedness being modified, refinanced, refunded, replaced, renewed or extended or (y) reflective of market terms and conditions for the type of Indebtedness incurred or issued at the time of issuance or incurrence thereof (as determined by the Borrower in good faith); provided that the covenants applicable thereto shall not include any financial maintenance covenant unless such covenant is also added to this Agreement for the benefit of the Lenders; provided, further, that a certificate of the Borrower delivered to the Administrative Agent at least two (2) Business Days prior to the incurrence of such Indebtedness stating that the Borrower has reasonably determined in good faith that such covenants and defaults satisfy the foregoing requirement shall be conclusive evidence that such covenants and defaults satisfy the foregoing requirement unless the Administrative Agent notifies the Borrower within such two (2) Business Day period that it disagrees with such determination (including a reasonably detailed description of the basis upon which it disagrees) and (v) such modification, refinancing, refunding, replacement, renewal or extension is incurred by the Person who is the obligor of the Indebtedness being modified, refinanced, refunded, replaced, renewed or extended and no additional obligors become liable for such Indebtedness except to the extent such Person guaranteed the Indebtedness being modified, refinanced, refunded, replaced, renewed or extended (or such guarantee would have otherwise been permitted under Section 7.03), and (d) in the case of any secured Indebtedness incurred or issued in a Permitted Refinancing in respect of any Incremental Equivalent Debt, any Permitted Pari Passu Secured Refinancing Debt, any Permitted Junior Secured Refinancing Debt or any Permitted Refinancing in respect of any of the foregoing, in each case, such Indebtedness incurred or issued in such Permitted Refinancing is secured only by assets pursuant to one or more security agreements permitted by and subject to a First Lien Intercreditor Agreement or a Junior Lien Intercreditor Agreement, as applicable. Any reference to a Permitted Refinancing in this Agreement or any other Loan Document shall be interpreted to mean (a) a Permitted Refinancing of the subject Indebtedness and (b) any further refinancings constituting a Permitted Refinancing of the Indebtedness resulting from a prior Permitted Refinancing.

“Permitted Transferees” means (a) in the case of the Equity Sponsor, (i) any Affiliate of any of the Equity Sponsor (other than any portfolio operating company of any of the foregoing), (ii) any managing director, general partner, limited partner, director, officer or employee of an Equity Sponsor or any Person described in clause (i) above (collectively, the “Sponsor Associates”), (iii) the heirs, executors, administrators, testamentary trustees, legatees or beneficiaries of any Sponsor Associate and (iv) any trust, the beneficiaries of which, or a corporation or partnership, the stockholders or partners of which, include only a Sponsor Associate, his or her spouse, parents, siblings, members of his or her immediate family (including adopted children and step children) and/or direct lineal descendants; and (b) in the case of any Management Equityholder, (i) his or her executor, administrator, testamentary trustee, heirs, legatee or beneficiaries, (ii) his or her spouse, parents, siblings, members of his or her immediate family (including adopted children and step children) and/or direct lineal descendants or (iii) a trust, the beneficiaries of which, or a corporation or partnership, the stockholders or partners of which, include only a Management Equityholder, as applicable, and his or her spouse, parents, siblings, members of his or her immediate family (including adopted and step children) and/or direct lineal descendants.

“Permitted Unsecured Refinancing Debt” has the meaning specified in Section 2.15(i).

“Person” means any natural person, corporation, limited liability company, unlimited liability company, trust, joint venture, association, company, partnership (including any exempted limited partnership), Governmental Authority or other entity.

“Platform” has the meaning specified in the last paragraph of Section 6.02.

“Pledge Agreement” means each of the U.S. Pledge Agreement and the Canadian Pledge Agreement.

“PPSA” means the Personal Property Security Act (Ontario) in effect from time to time, provided however, that, at any time, if by reason of mandatory provisions of law, any or all of the perfection or priority of the Collateral Agent’s security interest in any item or portion of the Collateral is governed by the PPSA as in effect in a Canadian jurisdiction other than the Province of Ontario, the term “PPSA” shall mean the Personal Property Security Act or such other applicable legislation (including the Civil Code of Quebec) as in effect, at such time, in such other jurisdiction for purposes of the provisions hereof relating to such perfection or priority and for purposes of definitions relating to such provisions.

“Pre-Approved Acquisition” means one or more purchases or acquisitions of all or substantially all of the property and assets of any person or of assets constituting a business unit, a line of business or division of such person or more than a majority of the equity interest in a person made after April 22, 2018 but prior to the Delayed Draw Commitment Termination Date, in each case in accordance with Section 7.02(i).

“Pro Forma Basis” and “Pro Forma Effect” mean, with respect to compliance with any test or covenant or calculation hereunder, or the calculation of Consolidated Total Assets or Consolidated EBITDA hereunder, the determination or calculation of such test, covenant, ratio or Consolidated Total Assets or Consolidated EBITDA (including in connection with Specified Transactions or entry into Municipal Waste Contracts or Put-or-Pay Agreements) in accordance with Section 1.08.

“Pro Rata Share” means, with respect to each Lender under any one or more applicable Facilities or Classes at any time, a fraction (expressed as a percentage, carried out to the ninth decimal place), the numerator of which is the amount of the Commitment and, if applicable and without duplication, Term Loans of such Lender under the applicable Facility or Facilities (or Class or Classes, as the case may be) at such time and the denominator of which is the amount of the Aggregate Commitments of all Lenders under the applicable Facility or Facilities (or Class or Classes, as the case may be) and, if applicable and without duplication, Term Loans of all Lenders under the applicable Facility or Facilities (or Class or Classes, as the case may be) at such time.

“Projected Run Rate EBITDA” means, with respect to any Municipal Waste Contract or Put-or-Pay Agreement for any 12-month period, the Consolidated EBITDA which the Borrower reasonably estimates will be generated by and attributable to the relevant contract for the 12-month period commencing on the first day of the fourth month after the Service Commencement Date for such contract.

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Public Lender” has the meaning specified in the last paragraph of Section 6.02.

“Put-or-Pay Agreement” means, with respect to a Borrower Party, any put-or-pay volume contract, entered into by any Obligor with a counterparty, pursuant to which the counterparty retains the Borrower Party or the Borrower Party retains the counterparty, to provide waste management services including collection, hauling, disposal or processing services and guarantees a minimum tonnage for such services or payment in lieu of such services.

“Qualified Equity Interests” means any Equity Interests that are not Disqualified Equity Interests.

“Qualifying IPO” means any transaction whereby, or upon the consummation of which common Equity Interests of the Borrower (or any direct or indirect parent of the Borrower) are offered or sold (whether through an initial primary underwritten public offering or otherwise) pursuant to an effective registration statement filed with the SEC in accordance with the Securities Act, or pursuant to the equivalent registration documents filed with the equivalent authority in any applicable Canadian or foreign jurisdiction (whether alone or in connection with a secondary public offering).

“Qualifying Lender” has the meaning specified in Section 2.05(a)(v)(D)(3).

“Quarterly Financial Statements” means the unaudited consolidated balance sheets and related statements of operations and cash flows of the Borrower for the fiscal quarter ended June 30, 2016.

“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

“QFC Credit Support” shall have the meaning provided in Section 10.27.

“Reference Date” has the meaning specified in the definition of “Available Amount.”

“Refinanced Debt” has the meaning specified in Section 2.15(a).

“Refinanced Loans” has the meaning specified in Section 2.15(i).

“Refinancing” has the meaning specified in the preliminary statements to this Agreement.

“Refinancing Amendment” has the meaning specified in Section 2.15(f).

“Refinancing Equivalent Debt” has the meaning specified in Section 2.15(i).

“Refinancing Facility Closing Date” has the meaning specified in Section 2.15(d).

“Refinancing Lenders” has the meaning specified in Section 2.15(c).

“Refinancing Loan Request” has the meaning specified in Section 2.15(a).

“Refinancing Term Commitments” has the meaning specified in Section 2.15(a).

“Refinancing Term Lender” has the meaning specified in Section 2.15(c).

“Refinancing Term Loan” has the meaning specified in Section 2.15(b).

“Register” has the meaning specified in Section 10.07(c).

“Regulation S-X” means Regulation S-X under the Securities Act.

“Rejection Notice” has the meaning specified in in Section 2.05(b)(vii).

“Related Indemnified Person” of an Indemnitee means (a) any controlling person or controlled Affiliate of such Indemnitee, (b) the respective directors, officers, members, or employees of such Indemnitee or any of its controlling Persons or controlled Affiliates and (c) the respective agents of such Indemnitee or any of its controlling Persons or controlled Affiliates, in the case of this clause (c), acting at the instructions of such Indemnitee, controlling Person or such controlled Affiliate; provided that each reference to a controlled Affiliate or controlling Person in this definition shall pertain to a controlled Affiliate or controlling Person involved in the negotiation or syndication of the Facilities.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the Environment or within, from or into any building, structure, facility, landfill or fixture.

“Replaced Term Loans” has the meaning specified in Section 10.01(B)(b).

“Replacement Term Loans” has the meaning specified in Section 10.01(B)(b).

“Reportable Event” means, with respect to any Pension Plan, any of the events set forth in Section 4043(c) of ERISA or the regulations issued thereunder, other than events for which the thirty (30) day notice period has been waived.

“Representative” means, with respect to any series of Indebtedness and any Permitted Refinancing of the foregoing, the trustee, administrative agent, collateral agent, security agent or similar agent or representative under the indenture or agreement pursuant to which such Indebtedness is issued, incurred or otherwise obtained, as the case may be, and each of their successors in such capacities.

“Repricing Transaction” means (i) any prepayment or repayment of all or a portion of the Initial Term Loans, the 2018 Incremental Term Loans ~~or~~, the 2020 Refinancing Term Loans or the 2023 Refinancing Term Loans with the proceeds of, or any conversion or replacement of Initial Term Loans, the 2018 Incremental Term Loans ~~or~~, 2020 Refinancing Term Loans or 2023 Refinancing Term Loans into, any new, converted or replacement tranche of term loans the primary purpose of which is to reduce the All-In Yield of such term loans relative to the All-In Yield of the Initial Term Loans, the 2018 Incremental Term Loans ~~or~~, the 2020 Refinancing Term Loans or the 2023 Refinancing Term Loans that are so prepaid, repaid or converted but excluding Indebtedness incurred in connection with a Qualifying IPO, Change of Control or Transformative Acquisition and (ii) any amendment to this Agreement the primary purpose of which is to reduce the All-In Yield applicable to the Initial Term Loans, the 2018 Incremental Term Loans ~~or~~, the 2020 Refinancing Term Loans or the 2023 Refinancing Term Loans except for a reduction consummated in connection with a Qualifying IPO, Change of Control or Transformative Acquisition.

“Request for Credit Extension” means with respect to a Borrowing, conversion or continuation of Term Loans, a Loan Notice.

“Required Facility Lenders” means, with respect to any Facility on any date of determination, Lenders having more than 50% of the sum of (i) the Total Outstandings under such Facility and (ii) the aggregate unused Commitments under such Facility; provided that the unused Commitments of, and the portion of the Total Outstandings under such Facility or Facilities held, or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of the Required Facility Lenders; provided, further, that, to the same extent set forth in Section 10.07(i) with respect to determination of Required Lenders, the Loans of any Affiliated Lender shall be excluded for purposes of making a determination of Required Facility Lenders.

“Required Lenders” means, as of any date of determination, Lenders having more than 50% of the sum of the (a) Total Outstandings, and (b) aggregate unused Term Commitments; provided that the unused Term Commitment of, and the portion of the Total Outstandings held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders; provided, further, that the Loans of any Affiliated Lender shall be excluded for purposes of making a determination of Required Lenders to the extent set forth in Section 10.07(i).

“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

“Responsible Officer” means the chief executive officer, president, any senior vice president, vice president, chief financial officer, chief operating officer, chief administrative officer, secretary, assistant secretary, controller, treasurer or assistant treasurer or other similar officer or Person performing similar functions of a Loan Party (or, if applicable to any Subsidiary pursuant to local law, director or managing partner or similar official) and, solely for purposes of notices given pursuant to Article II, any other officer of the applicable Loan Party so designated by any of the foregoing officers in a notice to the Administrative Agent or any other officer or employee of the applicable Loan Party designated in or pursuant to an agreement between the applicable Loan Party and the Administrative Agent. Any document delivered hereunder that is signed by a Responsible Officer of a Loan Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Loan Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party. Unless otherwise specified, all references herein to a “Responsible Officer” shall refer to a Responsible Officer of the Borrower.

“Restricted” means, when referring to cash or Cash Equivalents of the Borrower or any of its Restricted Subsidiaries, that such cash or Cash Equivalents (i) appear (or would be required to appear) as “restricted” on a consolidated balance sheet of the Borrower or such Restricted Subsidiary (unless such appearance is related to the Loan Documents (or the Liens created thereunder) or other Indebtedness permitted under Section 7.03 which is permitted to be secured by a Lien on the Collateral) or (ii) are subject to any Lien (other than Liens permitted by Section 7.01); provided that any cash in a trust account of counsel to the Borrower or counsel of a vendor in connection with the deposit of an amount on account of the purchase price for a Permitted Acquisition or permitted Investment shall not be deemed to be Restricted cash.

“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interest of the Borrower or any of the Restricted Subsidiaries, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, defeasance, acquisition, cancellation or termination of any such Equity Interest, or on account of any return of capital to the Borrower’s or any Restricted Subsidiary’s equity holders, partners or members (or the equivalent Persons thereof); provided that it is expressly understood and agreed that (i) the payment of compensation in the ordinary course of business to future, present or former officers, directors, members of management or consultants and employees of the Borrower or any Restricted Subsidiary shall be deemed not to be Restricted Payments unless such compensation is made to such officers, directors, members of management or consultants and employees solely in their capacities as holders of Equity Interests in the Borrower or any Restricted Subsidiary and (ii) payments of intercompany indebtedness permitted under this Agreement shall be deemed not to be Restricted Payments.

“Restricted Subsidiary” means any Subsidiary of the Borrower other than an Unrestricted Subsidiary.

“Return” means, with respect to any Investment, any dividend, distribution, interest, fee, premium, return of capital, repayment of principal, income, profit (from a disposition or otherwise) and any other amount received or realized in respect thereof.

“Revolving Agent” means Bank of Montreal, in its capacity as administrative agent and collateral agent under the Revolving Credit Agreement.

“Revolving Credit Agreement” means that certain Third Amended and Restated Credit Agreement, dated as of September 30, 2016, among the Borrower, the guarantors party thereto, the financial institutions party thereto, and the Revolving Agent, as amended on October 2, 2017, November 30, 2017 and April 19, 2018 and as may further be amended, restated, supplemented or otherwise modified from time to time.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and any successor thereto.

“Same Day Funds” means disbursements and payments in immediately available funds.

“Sanctions Laws and Regulations” means any sanctions or requirements imposed by, or based upon the obligations or authorities set forth in, the Executive Order, the USA PATRIOT Act of 2001 (the “PATRIOT Act”), the U.S. Trading with the Enemy Act (50 U.S.C. App. §§ 1 et seq.) or any other law or executive order relating to economic or financial sanctions administered by the U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury, the Canadian Government (including the Department of Foreign Affairs and International Trade Canada and the Department of Public Safety Canada) or other relevant sanctions authority.

“SDN” has the meaning specified in the definition of “Designated Person.”

“SEC” means the U.S. Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

“Second Amendment” means that certain Second Amendment to Credit Agreement, dated as of the Second Amendment Effective Date, among the Borrower, the other Loan Parties party thereto, the Additional 2018 Incremental Term Lenders party thereto, Barclays Bank PLC, as Successor Administrative Agent (as defined therein), Citibank, N.A. as Existing Administrative Agent (as defined therein) and the other parties thereto.

“Second Amendment Effective Date” means November 14, 2018.

“Second Amendment Transactions” means, collectively, (a) the Acquisition and other related transactions contemplated by the Merger Agreement, (b) the Equity Contribution (as defined in the Second Amendment), (c) the Second Amendment Refinancing (as defined in the Second Amendment), (d) the execution and delivery of the Second Amendment and related documents to be entered into on the Second Amendment Effective Date, (e) the funding of the Additional 2018 Incremental Term Loans and (f) the payment of the Second Amendment Transaction Expenses (as defined in the Second Amendment).

“Secured Cash Management Agreement” means any Cash Management Obligation permitted under Article VII that is entered into by and between the Borrower or any Restricted Subsidiary and any Cash Management Bank.

“Secured Hedge Agreement” means any Swap Contract permitted under Article VII that is entered into by and between the Borrower or any Restricted Subsidiary and any Hedge Bank.

“Secured Parties” means, collectively, the Agents, the Lenders, each Hedge Bank, each Cash Management Bank, the Supplemental Administrative Agents, the Collateral Agent and each co-agent or sub-agent appointed by the Agents from time to time pursuant to Section 9.05.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Agreement” means each of the U.S. Security Agreement and the Canadian Security Agreement.

“Security Agreement Supplement” means any supplement required in accordance with the terms of any Security Agreement.

“Service Commencement Date” means, with respect to any Municipal Waste Contract or Put-or-Pay Agreement, the date that the provision of the services required under such contract have commenced.

“SOFR” means, with respect to any U.S. Government Securities Business Day, a rate per annum equal to the secured overnight financing rate for such U.S. Government Securities Business Day published by the SOFR Administrator on the SOFR Administrator’s Website on the immediately succeeding U.S. Government Securities Business Day.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“SOFR Administrator’s Website” means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

“SOFR Borrowing” means, as to any Borrowing, the SOFR Loans comprising such Borrowing.

“SOFR Loan” means a Loan that bears interest at a rate based on Daily Simple SOFR or Term SOFR, other than, in each case, pursuant to clause (c) of the definition of “Base Rate”.

“SOFR Rate Day” has the meaning assigned to such term in the definition of “Daily Simple SOFR”.

“Solicited Discount Proration” has the meaning specified in Section 2.05(a)(v)(D)(3).

“Solicited Discounted Prepayment Amount” has the meaning specified in Section 2.05(a)(v)(D)(1).

“Solicited Discounted Prepayment Notice” means a written notice of the Borrower of Solicited Discounted Prepayment Offers made pursuant to Section 2.05(a)(v)(D) substantially in the form of Exhibit L.

“Solicited Discounted Prepayment Offer” means the irrevocable written offer by each Lender, substantially in the form of Exhibit M, submitted following the Auction Agent’s receipt of a Solicited Discounted Prepayment Notice.

“Solicited Discounted Prepayment Response Date” has the meaning specified in Section 2.05(a)(v)(D)(1).

“Solvent” and “Solvency” mean, with respect to any Person on any date of determination, that on such date (a) the fair or realizable value of the assets of such Person and its Subsidiaries, on a consolidated basis, exceeds, on a consolidated basis, their debts and liabilities, subordinated, contingent or otherwise, (b) the present fair saleable value of the property of such Person and its Subsidiaries, on a consolidated basis, is greater than the amount that will be required to pay the probable liability, on a consolidated basis, of their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (c) such Person and its Subsidiaries, on a consolidated basis, are able to pay their debts and liabilities, subordinated, contingent or otherwise, as such liabilities become absolute and matured or due and do not intend to, and do not believe that they will, incur debts or liabilities beyond their ability to pay such debts and liabilities as they mature or become due, and (d) such Person and its Subsidiaries, on a consolidated basis, are not engaged in, and are not about to engage in, business for which they have unreasonably small capital. The amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability or due.

“SPC” has the meaning specified in Section 10.07(g).

“Specified Default” means any Event of Default under Sections 8.01(a) or (f) (solely with respect to the Borrower).

“Specified Discount” has the meaning specified in Section 2.05(a)(v)(B)(1).

“Specified Discount Prepayment Amount” has the meaning specified in Section 2.05(a)(v)(B)(1).

“Specified Discount Prepayment Notice” means a written notice of the Borrower of an offer of Specified Discount prepayment made pursuant to Section 2.05(a)(v)(B) substantially in the form of Exhibit N.

“Specified Discount Prepayment Response” means the irrevocable written response by each Lender, substantially in the form of Exhibit O, to a Specified Discount Prepayment Notice.

“Specified Discount Prepayment Response Date” has the meaning specified in Section 2.05(a)(v)(B)(1).

“Specified Discount Proration” has the meaning specified in Section 2.05(a)(v)(B)(3).

“Specified Legal Expenses” means, to the extent not constituting an extraordinary, non-recurring or unusual loss, charge or expense, all attorneys’ and experts’ fees and expenses and all other costs, liabilities (including all damages, penalties, fines and indemnification and settlement payments) and expenses paid or payable in connection with any threatened, pending, completed or future claim, demand, action, suit, proceeding, inquiry or investigation (whether civil, criminal, administrative, governmental or investigative).

“Specified Representations” means those representations and warranties made by the Borrower in Section 5.01(a) (with respect to organizational existence of the Loan Parties only), Section 5.01(b)(ii), Section 5.02(a), Section 5.02(b)(A), Section 5.04, Section 5.13, Section 5.18(a) (solely with respect to compliance with the PATRIOT Act and the FCPA), Section 5.18(b), Section 5.18(c) and Section 5.19.

“Specified Transaction” means any Investment that results in a Person becoming a Restricted Subsidiary, any designation of a Subsidiary as a Restricted Subsidiary or an Unrestricted Subsidiary, any Permitted Acquisition, any Disposition that results in a Restricted Subsidiary ceasing to be a Subsidiary of the Borrower or constitutes a Disposition of a line of business or division that has an identifiable earnings stream, any Investment constituting an acquisition of assets constituting a business unit, line of business or division of another Person or any Disposition of a business unit, line of business or division of the Borrower or a Restricted Subsidiary, in each case, whether by merger, consolidation, amalgamation or otherwise, or any incurrence or repayment of Indebtedness, including any New Term Loans, any New Revolving Commitments, any Restricted Payment, any New Project or other event (other than the incurrence or repayment of Indebtedness under any revolving credit facility in the ordinary course of business for working capital purposes), that by the terms of this Agreement requires Consolidated EBITDA, Consolidated Total Assets or a financial ratio or test to be calculated on a “Pro Forma Basis” or after giving “Pro Forma Effect.”

“Sponsor Associates” has the meaning specified in the definition of “Permitted Transferee.”

~~“Statutory Reserve Rate” means a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the FRB to which the Administrative Agent is subject with respect to the Adjusted Eurocurrency Rate, for Eurocurrency Rate funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the FRB). Such reserve percentages shall include those imposed pursuant to such Regulation D. Eurocurrency Rate Loans shall be deemed to constitute Eurocurrency Rate funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.~~

“Submitted Amount” has the meaning specified in Section 2.05(a)(v)(C)(1).

“Submitted Discount” has the meaning specified in Section 2.05(a)(v)(C)(1).

“Subsidiary” of a Person means a corporation, partnership, joint venture, limited liability company or other business entity (excluding, for the avoidance of doubt, charitable foundations) of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or Subsidiaries of the Borrower.

“Subsidiary Guarantor” means any Guarantor other than the Borrower.

“Supplemental Administrative Agent” and “Supplemental Administrative Agents” have the meanings specified in Section 9.12(a).

“Supported QFC” shall have the meaning provided in Section 10.27.

“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.

“Swap Obligation” means, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.

“Swap Termination Value” means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined in good faith by the Borrower.

“Taxes” has the meaning specified in Section 3.01(a).

“Term Benchmark” when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to Term SOFR or the CDOR Rate.

“Term Commitment” means, (~~x~~w) a 2018 Incremental Term Commitment, (~~y~~x) a 2020 Refinancing Term Commitment, (y) a 2023 Refinancing Term Commitment or (z) as to each Term Lender, its obligation to make a Term Loan to the Borrower, expressed as an amount representing the maximum principal amount of the Term Loan to be made by such Lender under this Agreement, as such commitment may be (a) reduced from time to time pursuant to Section 2.06 and (b) reduced or increased from time to time pursuant to (i) assignments by or to such Lender pursuant to an Assignment and Assumption, (ii) an Incremental Amendment, (iii) a Refinancing Amendment, (iv) an Extension Amendment or (v) an amendment to this Agreement in respect of Replacement Term Loans. The amount of each Lender’s Initial Term Commitment as of the Closing Date is set forth on Schedule 2.01 under the caption “Initial Term Commitment”; and the amount of each Lender’s other Term Commitments shall be as set forth in the Assignment and Assumption, Incremental Amendment, Refinancing Amendment, Extension Amendment or amendment to this Agreement in respect of Replacement Term Loans pursuant to which such Lender shall have assumed its Term Commitment, as the case may be, as such amounts may be adjusted from time to time in accordance with this Agreement.

“Term Lender” means, at any time, any Lender that has a Term Commitment or a Term Loan at such time.

“Term Loan” means (i) the Initial Term Loans, (ii) the 2018 Incremental Term Loans, (iii) the 2020 Refinancing Term Loans ~~and~~, (iv) the 2023 Refinancing Term Loans and (v) any New Term Loan, Refinancing Term Loan, Extended Term Loan or Replacement Term Loan effected pursuant to Section 2.14, Section 2.15, Section 2.17 or Section 10.01(B)(c) as applicable, and the related Incremental Amendment, Refinancing Amendment, Extension Amendment or amendment to this Agreement in respect of Replacement Term Loans.

“Term Loan Extension” means any establishment of Extended Term Commitments and Extended Term Loans pursuant to Section 2.17 and the applicable Extension Amendment.

“Term Loan Extension Election” has the meaning specified in Section 2.17(b).

“Term Loan Extension Series” has the meaning specified in Section 2.17(a).

“Term Loan Increase” has the meaning specified in Section 2.14(a).

“Term Note” means a promissory note of the Borrower payable to any Term Lender or its registered assigns, in substantially the form of Exhibit D hereto, evidencing the aggregate Indebtedness of the Borrower to such Term Lender resulting from the Term Loans held by such Term Lender.

“Term SOFR” means,

(a)            for any calculation with respect to a SOFR Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator, plus the Applicable SOFR Adjustment; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day, and

(b)            for any calculation with respect to an Base Rate Loan on any day, the Term SOFR Reference Rate for a tenor of one month on the day (such day, the “Base Rate Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to such day, as such rate is published by the Term SOFR Administrator, plus the Applicable SOFR Adjustment; provided, however, that if as of 5:00 p.m. (New York City time) on any Base Rate Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Base Rate SOFR Determination Day;

provided, further, that if Term SOFR determined as provided above (including pursuant to the proviso under clause (a) or clause (b) above) shall ever be less than the Floor, then Term SOFR shall be deemed to be the Floor.

“Term SOFR Administrator” means the CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion and in consultation with the Borrower).

“Term SOFR Loan” means a Loan that bears interest at a rate based on Term SOFR.

“Term SOFR Reference Rate” means the rate per annum determined by the Administrative Agent as the forward-looking term rate based on SOFR.

“Termination Date” has the meaning specified in Section 9.11(a).

“Test Period” in effect at any time means the most recent period of four consecutive fiscal quarters of the Borrower ended on or prior to such time (taken as one accounting period) in respect of which financial statements for each quarter or fiscal year in such period have been or are required to be delivered pursuant to Section 6.01(a) or (b), as applicable. A Test Period may be designated by reference to the last day thereof (i.e., the “December 31, 2016 Test Period” refers to the period of four consecutive fiscal quarters of the Borrower ended December 31, 2016), and a Test Period shall be deemed to end on the last day thereof.

“Third Amendment” means that certain Third Amendment to Credit Agreement, dated as of the Third Amendment Effective Date, among the Borrower, the other Loan Parties party thereto, the 2020 Refinancing Term Lenders party thereto and Barclays Bank PLC, as Administrative Agent.

“Third Amendment Effective Date” means December 22, 2020.

“Third Amendment Transactions” means, collectively, (a) the execution and delivery of the Third Amendment and related documents to be entered into on the Third Amendment Effective Date, (b) the funding of the 2020 Refinancing Term Loans and the refinancing in full of the Existing Term Loans (as defined in the Third Amendment) outstanding immediately prior to the Third Amendment Effective Date and (c) the payment of fees and expenses in connection therewith.

“Threshold Amount” means C$50,000,000.

“Total Net First Lien Leverage Ratio” means, with respect to any Test Period, the ratio of (a) Consolidated First Lien Net Debt as of the last day of such Test Period to (b) Consolidated EBITDA of the Borrower for such Test Period.

“Total Net Leverage Ratio” means, with respect to any Test Period, the ratio of (a) Consolidated Net Debt as of the last day of such Test Period to (b) Consolidated EBITDA of the Borrower for such Test Period.

“Total Net Senior Secured Leverage Ratio” means, with respect to any Test Period, the ratio of (a) Consolidated Senior Secured Net Debt as of the last day of such Test Period to (b) Consolidated EBITDA of the Borrower for such Test Period.

“Total Outstandings” means the aggregate Outstanding Amount of all Loans.

“Trade Date” has the meaning specified in Section 10.07(b)(i)(B).

“TransForce Acquisition” means the acquisition by the Borrower from TFI Holdings Inc. of all of the outstanding shares of Services Matrec Inc. and of the other indirect wholly-owned Subsidiary companies of TFI Holdings Inc. comprising the solid waste division of TransForce Inc. pursuant to the TransForce Share Purchase Agreement.

“TransForce Share Purchase Agreement” means the share purchase agreement made the 28th day of October 2015 between TFI Holdings Inc., as vendor, the Borrower, as purchaser, and TransForce Inc., as vendor’s guarantor, relating to the TransForce Acquisition, as amended on February 1, 2016.

“Transformative Acquisition” means any acquisition by the Borrower or any Restricted Subsidiary that is either (a) not permitted by the terms of this Agreement immediately prior to the consummation of such acquisition or (b) permitted by the terms of this Agreement immediately prior to the consummation of such acquisition, but would not provide the Borrower and its Restricted Subsidiaries with adequate flexibility under the this Agreement for the continuation and/or expansion of the combined operations following such consummation, as determined by the Borrower acting in good faith.

“Type” means, with respect to a Loan, its character as a Base Rate Loan, Canadian Prime Rate Loan, CDOR Rate Loan or a ~~Eurocurrency Rate~~Term SOFR Loan.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Uniform Commercial Code” means the Uniform Commercial Code or any successor provision thereof as the same may from time to time be in effect in the State of New York or the Uniform Commercial Code or any successor provision thereof (or similar code or statute) of another jurisdiction, to the extent it may be required to apply to any item or items of Collateral.

“United States” and “U.S.” mean the United States of America.

“Unrestricted Subsidiary” means any Subsidiary of the Borrower designated by the Borrower as an Unrestricted Subsidiary pursuant to Section 6.15 subsequent to the date hereof, in each case, until such Person ceases to be an Unrestricted Subsidiary of the Borrower in accordance with Section 6.15 or ceases to be a Subsidiary of the Borrower.

“U.S. Government Securities Business Day” means any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“U.S. Special Resolution Regimes” shall have the meaning provided in Section 10.27.

“U.S. Dollar” and “$” mean lawful money of the United States.

“U.S. Lender” has the meaning specified in Section 3.01(c)(iv).

“U.S. Loan Party” means a Loan Party or other Subsidiary of the Borrower that is a U.S. Person.

“U.S. Person” means any Person that is a “United States person” as defined in Section 7701(a)(30) of the Code.

“U.S. Pledge Agreement” means, collectively, one or more Securities Pledge Agreements executed by the U.S. Loan Parties party thereto, together with any supplemental pledge agreement executed and delivered pursuant to Section 6.12, as amended, restated amended and restated, supplemented or otherwise modified from the time to time.

“U.S. Security Agreement” means, collectively, the U.S. Security Agreement executed by the Loan Parties party thereto, substantially in the form of Exhibit G-1, together with any Security Agreement Supplement executed and delivered pursuant to Section 6.12, as amended, restated amended and restated, supplemented or otherwise modified from the time to time.

“U.S. Subsidiary” means any Subsidiary that is organized under the Laws of the United States, any state thereof or the District of Columbia.

“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended form time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person subject to IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing: (a) the sum of the products obtained by multiplying (i) the amount of each then remaining scheduled installment, sinking fund, serial maturity or other required scheduled payments of principal, including payment at final scheduled maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment by (b) the then outstanding principal amount of such Indebtedness; provided that for purposes of determining the Weighted Average Life to Maturity of any Indebtedness that is being modified, refinanced, refunded, renewed, replaced or extended, the effects of any prepayments or amortization made on such Indebtedness prior to the date of the applicable modification, refinancing, refunding, renewal, replacement or extension shall be disregarded.

“Wholly Owned” means, with respect to a Subsidiary of a Person, a Subsidiary of such Person all of the outstanding Equity Interests of which (other than (x) director’s qualifying shares and (y) nominal shares issued to foreign nationals to the extent required by applicable Laws) are owned by such Person and/or by one or more wholly owned Subsidiaries of such Person.

“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

Section 1.02      Other Interpretive Provisions. With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(a)            The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.

(b)         (i)         The words “herein,” “hereto,” “hereof” and “hereunder” and words of similar import when used in any Loan Document shall refer to such Loan Document as a whole and not to any particular provision thereof.

(ii)             References in this Agreement and any other Loan Document to the introductory paragraph, preliminary statements, an Exhibit, Schedule, Article, Section, clause or sub-clause refer (A) to the appropriate introductory paragraph, preliminary statements, Exhibit or Schedule to, or Article, Section, clause or sub-clause in, this Agreement or (B) to the extent such references are not present in this Agreement, to the Loan Document in which such reference appears.

(iii)            The terms “include,” “includes” and “including” are by way of example and not limitation.

(iv)            The term “documents” includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(v)            The words “assets” and “property” shall be construed to have the same meaning and effect.

(vi)            The word “or” is not exclusive.

(c)            In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including.”

(d)            Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

Section 1.03      Accounting Terms. All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP, except as otherwise specifically prescribed herein.

Section 1.04      Rounding. Except as expressly otherwise provided herein, any financial ratios required to be maintained by the Borrower pursuant to this Agreement (or required to be satisfied in order for a specific action to be permitted under this Agreement) shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

Section 1.05      References to Agreements, Laws, Etc. Unless otherwise expressly provided herein, (a) references to Organization Documents, documents (including the Loan Documents) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, amendments and restatements, extensions, supplements, replacements, refinancings and other modifications thereto, but only to the extent that such amendments, restatements, amendments and restatements, extensions, supplements, replacements, refinancings, and other modifications are not prohibited by any Loan Document; (b) references to any Law shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such Law and (c) references to any Person shall include such Person’s successors and permitted assigns.

Section 1.06      Times of Day. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

Section 1.07      Certain Calculations.

(a)            If more than one action occurs on any given date the permissibility or the taking of which is determined hereunder by reference to the amount of the Available Amount immediately prior to the taking of such action, solely as it relates to the amount of the Available Amount, the permissibility of the taking of each such action shall be determined independently and in no event may any two or more such actions be treated as occurring simultaneously, i.e. each transaction must be permitted under the Available Amount as so calculated.

(b)            For purposes of determining the permissibility of any action, change, transaction or event that requires a calculation of any financial ratio or test (including, without limitation, any Total Net Leverage Ratio test, any Total Net First Lien Leverage Ratio test, any Total Net Senior Secured Leverage Ratio test and any Fixed Charge Coverage Ratio test, the amount of Consolidated EBITDA and/or Consolidated Total Assets), such financial ratio or test shall be calculated at the time such action is taken (subject to Section 1.14), such change is made, such transaction is consummated or such event occurs, as the case may be, and no Default or Event of Default shall be deemed to have occurred solely as a result of a change in such financial ratio or test occurring after the time such action is taken, such change is made, such transaction is consummated or such event occurs, as the case may be.

(c)            Notwithstanding anything to the contrary herein, with respect to any amounts incurred or transactions entered into (or consummated) in reliance on a provision of this Agreement that does not require compliance with a financial ratio or test (including, without limitation, any Total Net Leverage Ratio test, any Total Net First Lien Leverage Ratio test, any Total Net Senior Secured Leverage Ratio test and/or any Fixed Charge Coverage Ratio test) (any such amounts, the “Fixed Amounts”) substantially concurrently with any amounts incurred or transactions entered into (or consummated) in reliance on a provision of this Agreement that requires compliance with a financial ratio or test (including, without limitation, any Total Net Leverage Ratio test, any Total Net First Lien Leverage Ratio test, any Total Net Senior Secured Leverage Ratio test and/or any Fixed Charge Coverage Ratio test) (any such amounts, the “Incurrence-Based Amounts”), it is understood and agreed that the Fixed Amounts shall be disregarded in the calculation of the financial ratio or test applicable to the Incurrence-Based Amounts.

Section 1.08      Pro Forma Calculations. (a)  Notwithstanding anything to the contrary herein, Consolidated EBITDA, Consolidated Total Assets and any financial ratios or tests, including the Total Net Leverage Ratio, the Total Net First Lien Leverage Ratio, the Total Net Senior Secured Leverage Ratio and the Fixed Charge Coverage Ratio, shall be calculated in the manner prescribed by this Section 1.08; provided that notwithstanding anything to the contrary in clauses (b), (c) or (d) of this Section 1.08, when calculating the Total Net First Lien Leverage Ratio for purposes of Section 2.05(b)(i), the events described in this Section 1.08 that occurred subsequent to the end of the applicable Test Period shall not be given pro forma effect.

(b)            For purposes of calculating Consolidated EBITDA, Consolidated Total Assets and any financial ratios or tests, including the Total Net Leverage Ratio, the Total Net First Lien Leverage Ratio, the Total Net Senior Secured Leverage Ratio and the Fixed Charge Coverage Ratio and compliance with covenants determined by reference to Consolidated EBITDA or Consolidated Total Assets, Municipal Waste Contracts and Put-or-Pay Agreements that have been entered into and Specified Transactions (and the incurrence or repayment of any Indebtedness in connection therewith, subject to clause (d) of this Section 1.08) that have been made, in each case, (i) during the applicable Test Period or (ii) subsequent to such Test Period and prior to or simultaneously with the event for which the calculation of Consolidated EBITDA, Consolidated Total Assets or any such ratio is made shall be calculated on a pro forma basis (x) assuming that all such Municipal Waste Contracts and Put-or-Pay Agreements shall have been entered into and all such Specified Transactions (and any increase or decrease in Consolidated EBITDA and Consolidated Total Assets and the component financial definitions used therein attributable to any Specified Transaction) had occurred on the first day of the applicable Test Period and (y) including projected and not yet realized revenue and projected and not yet accrued costs, expenses and other charges or liabilities pursuant to any such Municipal Waste Contracts and Put-or-Pay Agreements. If since the beginning of any applicable Test Period any Person that subsequently became a Restricted Subsidiary or was merged, amalgamated or consolidated with or into the Borrower or any of its Restricted Subsidiaries since the beginning of such Test Period shall have entered into any Municipal Waste Contract or Put-or-Pay Agreements or made any Specified Transaction that would have required adjustment pursuant to this Section 1.08, then the Total Net Leverage Ratio, the Total Net First Lien Leverage Ratio, the Total Net Senior Secured Leverage Ratio, and the Fixed Charge Coverage Ratio, Consolidated EBITDA and Consolidated Total Assets shall be calculated to give pro forma effect thereto in accordance with this Section 1.08. For greater certainty, with respect to adjustments to Consolidated EBITDA with respect to any Municipal Waste Contract or Put-or-Pay Agreement, (a) Projected Run Rate EBITDA shall be used for each 12-month period commencing on the later of (1) the date of execution of the contract and (2) nine months and one day prior to the Service Commencement Date and ending on that date which is three months after the Service Commencement Date, (b) for any 12-month period ending more than three months after the Service Commencement Date but not more than 15 months after the Service Commencement Date, actual Consolidated EBITDA generated by and attributable to the relevant contract shall be included for each month which is more than three months after the Service Commencement Date and Projected Run Rate EBITDA, pro-rated for the balance of the relevant 12-month period, shall be used for each month in such period ended on the last day of the third month after the Service Commencement Date (such that Consolidated EBITDA determined at the end of the fourth month following the Service Commencement Date shall be the sum of actual Consolidated EBITDA for such fourth month plus 11/12 of the 12-month Projected Run Rate EBITDA), and (c) for any 12-month period ending more than 15 months after the Service Commencement Date, only actual Consolidated EBITDA shall be used and there shall be no adjustment with respect to the relevant contract. To avoid duplication, the actual Consolidated EBITDA generated during the 12-month period ending three months after the Service Commencement Date shall be deducted from the calculation of Consolidated EBITDA for the relevant contract.

(c)            Whenever pro forma effect is to be given to an Municipal Waste Contract or Put-or-Pay Agreement or a Specified Transaction, the pro forma calculations shall be made in good faith by a Responsible Officer of the Borrower and may include, for the avoidance of doubt, (x) projected and not yet realized revenue and projected and not yet accrued costs, expenses and other charges or liabilities pursuant to any such Municipal Waste Contracts and Put-or-Pay Agreements and (y) the amount of “run rate” cost savings, operating expense reductions, restructuring charges and expenses and cost synergies projected by the Borrower in good faith to be realized as a result of specified actions taken, committed to be taken or expected to be taken (calculated on a pro forma basis as though such cost savings, operating expense reductions, restructuring charges and expenses and cost synergies had been realized on the first day of such period and as if such cost savings, operating expense reductions, restructuring charges and expenses and cost synergies were realized during the entirety of such period) relating to such Municipal Waste Contract or Put-or-Pay Agreement or Specified Transaction, and “run rate” means the full recurring benefit for a period that is associated with any action taken, committed to be taken or expected to be taken (including any savings expected to result from the elimination of a public target’s compliance costs with public company requirements), net of the amount of actual benefits realized during such period from such actions; provided that (A) with respect to clause (y) above, such amounts are reasonably identifiable and factually supportable (in the good faith determination of the Borrower), (B) with respect to clause (y) above, such actions are taken, committed to be taken or expected to be taken no later than eighteen (18) months after the date of such Specified Transaction or entry into such Municipal Waste Contract, (C) no amounts shall be added pursuant to this clause (c) to the extent duplicative of any amounts that are otherwise added back in computing Consolidated EBITDA, whether through a pro forma adjustment or otherwise, with respect to such period and (D) it is understood and agreed that, subject to compliance with the other provisions of this Section 1.08(c), amounts to be included in pro forma calculations pursuant to this Section 1.08(c) may be included in Test Periods in which the Municipal Waste Contract or Put-or-Pay Agreement or Specified Transaction to which such amounts relate to is no longer being given pro forma effect pursuant to Section 1.08(b).

(d)            In the event that the Borrower or any Restricted Subsidiary incurs (including by assumption or guarantees) or repays (including by repurchase, redemption, retirement, extinguishment, defeasance, discharge, escrow or similar arrangements) any Indebtedness included in the calculations of the Total Net Leverage Ratio, the Total Net First Lien Leverage Ratio, the Total Net Senior Secured Leverage Ratio or the Fixed Charge Coverage Ratio, as the case may be (in each case, other than Indebtedness incurred or repaid under any revolving credit facility in the ordinary course of business for working capital purposes), (i) during the applicable Test Period or (ii) subsequent to the end of the applicable Test Period and prior to or simultaneously with the event for which the calculation of any such ratio is made, then the Total Net Leverage Ratio, the Total Net First Lien Leverage Ratio, the Total Net Senior Secured Leverage Ratio and the Fixed Charge Coverage Ratio, as applicable, shall be calculated giving pro forma effect to such incurrence or repayment of Indebtedness, to the extent required, as if the same had occurred on the last day of the applicable Test Period. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date such calculation is being made had been the applicable rate for the entire period (taking into account any Swap Contract applicable to such Indebtedness). Interest on a Financing Lease shall be deemed to accrue at an interest rate reasonably determined by a Responsible Officer of the Borrower to be the rate of interest implicit in such Financing Lease in accordance with GAAP. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a ~~Eurocurrency Rate~~Term SOFR, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Borrower may designate.

(e)            On and after the date pro forma effect is to be given to a Permitted Acquisition and on which the Borrower or any Restricted Subsidiary is incurring or deemed to be incurring Indebtedness, which Permitted Acquisition has yet to be consummated but for which a definitive agreement governing such Permitted Acquisition has been executed and remains in effect, such pro forma effect shall be deemed to continue at all times thereafter, and such Permitted Acquisition shall be deemed to have been consummated and all such Indebtedness incurred or deemed to be incurred in connection with such Permitted Acquisition shall be deemed to be outstanding, for purposes of determining ratio-based conditions and baskets (including baskets that are determined on the basis of Consolidated EBITDA or Consolidated Total Assets) until such Permitted Acquisition is consummated or such definitive agreement is terminated (it being understood that any such Indebtedness that is actually incurred shall continue to be treated as outstanding (until actually repaid) for such purposes notwithstanding the termination of such agreement or consummation of such Permitted Acquisition); provided that pro forma effect shall also be given to Consolidated EBITDA in connection with any such Permitted Acquisition as if such Permitted Acquisition had occurred on the first day of the applicable Test Period to the extent the applicable ratio being so calculated would be greater than the calculation of such ratio without giving such pro forma effect to the calculation of Consolidated EBITDA after giving effect to the preceding provisions of this clause (e), but in no event shall such pro forma effect of the calculation of Consolidated EBITDA be given effect to the extent it would result in the applicable ratio being less that the calculation of such ratio without giving pro forma effect to such Permitted Acquisition.

(f)            It is expressly understood and agreed that pro forma adjustments and calculations need not be prepared in compliance with Regulation S-X; provided that, to the extent any pro forma adjustments pursuant to Section 1.08(c) are not in compliance with Regulation S-X, the aggregate amount of such add-backs to Consolidated EBITDA shall be subject to the limitation set forth in clause (a)(xi) of the definition of Consolidated EBITDA.

Section 1.09      Currency Equivalents Generally. (a)  For purposes of determining compliance with Section 7.01, Section 7.02, Section 7.03, Section 7.05, Section 7.06, Section 7.08 and Section 7.12 with respect to the amount of any Lien, Investment, Indebtedness, Disposition, Restricted Payment, Affiliate transaction or prepayment, redemption, purchase, defeasance or other satisfaction of Indebtedness (a “subject transaction”) in a currency other than Canadian Dollars, (i) the Canadian Dollar equivalent amount of a subject transaction in a currency other than Canadian Dollars shall be calculated based on the relevant currency exchange rate in effect on the date of such subject transaction and, in the case of the incurrence of Indebtedness, on the date incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to extend, replace, refund, refinance, renew or defease (collectively, a “refinancing”) other Indebtedness denominated in a currency other than Canadian Dollars, and such extension, refunding, replacement, refinancing, renewal or defeasance would cause the applicable Canadian Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such extension, replacement, refunding, refinancing, renewal or defeasance, such Canadian Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being extended, replaced, refunded, refinanced, renewed or defeased, plus the aggregate amount of unpaid and accrued interest, premium (including tender and call premiums) thereon, defeasance costs and fees and expenses incurred (including OID, upfront fees and similar interest), in connection with such extension, replacement, refunding, refinancing, renewal or defeasance and (ii) for the avoidance of doubt, it is agreed no Default or Event of Default shall be deemed to have occurred solely as a result of changes in rates of currency exchange occurring after the time of such subject transaction (so long as such subject transaction, at the time incurred, made, acquired, committed or entered into (or declared in the case of a Restricted Payment) was permitted hereunder).

(b)            For purposes of determining the Total Net Leverage Ratio, the Total Net First Lien Leverage Ratio, the Total Net Senior Secured Leverage Ratio and the Fixed Charge Coverage Ratio, amounts denominated in a currency other than Canadian Dollars will be converted to Canadian Dollars at the currency exchange rates used in preparing the Borrower’s financial statements corresponding to the Test Period with respect to the applicable date of determination and will, in the case of Indebtedness, reflect the currency translation effects, determined in accordance with GAAP, of Swap Contracts permitted hereunder for currency exchange risks with respect to the applicable currency in effect on the date of determination of the Canadian Dollar equivalent of such Indebtedness.

Section 1.10      Certifications. All certificates and other statements required to be made by any director, officer, employee or member of management of a Loan Party pursuant to any Loan Document are and will be made on the behalf of such Loan Party and not in such officer’s, director’s, employee’s or member of management’s individual capacity.

Section 1.11      Payment or Performance. When the payment of any obligation or the performance of any action, covenant, duty or obligation under any Loan Document is stated to be due or performance required on a day which is not a Business Day (other than as described in the definition of “Interest Period” and in Section 2.12(b)), the date of such payment or performance shall extend to the immediately succeeding Business Day and such extension of time shall be reflected in computing interest or fees, as the case may be.

Section 1.12      Quebec Interpretation Clause. For purposes of any Collateral located in the Province of Quebec or charged by any deed of hypothec (or any other Loan Document) and for all other purposes pursuant to which the interpretation or construction of a Loan Document may be subject to the laws of the Province of Quebec or a court or tribunal exercising jurisdiction in the Province of Québec, (a) “personal property” shall be deemed to include “movable property”, (b) “real property” shall be deemed to include “immovable property”, (c) “tangible property” shall be deemed to include “corporeal property”, (d) “intangible property” shall be deemed to include “incorporeal property”, (e) “security interest”, “mortgage” and “lien” shall be deemed to include a “hypothec”, “prior claim” and a “resolutory clause”, (f) all references to filing, registering or recording under the UCC or the PPSA shall be deemed to include publication under the Civil Code, (g) all references to “perfection” of or “perfected” Liens shall be deemed to include a reference to an “opposable” or “set up” Liens as against third parties, (h) any “right of offset”, “right of setoff” or similar expression shall be deemed to include a “right of compensation”, (i) “goods” shall be deemed to include “corporeal movable property” other than chattel paper, documents of title, instruments, money and securities, (j) an “agent” shall be deemed to include a “mandatary”, (k) “construction liens” shall be deemed to include “legal hypothecs”, (l) “joint and several” shall be deemed to include “solidary”, (m) “gross negligence or willful misconduct” shall be deemed to be “intentional or gross fault”, (n) “beneficial ownership” shall be deemed to include “ownership on behalf of another as mandatory”, (o) “easement” shall be deemed to include “servitude”, (p) “priority” shall be deemed to include “prior claim”, (q) “survey” shall be deemed to include “certificate of location and plan”, and (r) “fee simple title” shall be deemed to include “absolute ownership”.

Section 1.13      Treatment of Subsidiaries Prior to Joinder. Each Subsidiary of the Borrower that is required to be joined as a Loan Party pursuant to Section 6.12 shall, until the completion of such joinder, be deemed for the purposes of Article VII of this Agreement to be a Loan Party from and after the date of formation or acquisition of such subsidiary.

Section 1.14      Limited Condition Transactions.

In connection with any action being taken solely in connection with a Limited Condition Transaction (including any contemplated incurrence or assumption of Indebtedness in connection therewith), for purposes of:

(a)            determining compliance with any provision of this Agreement that requires the calculation of the Total Net First Lien Leverage Ratio, Total Net Senior Secured Leverage Ratio, Total Net Leverage Rati and/or Fixed Charge Coverage Ratio;

(b)            determining the accuracy of representations and warranties and/or whether a Default or Event of Default shall have occurred and be continuing (or any subset of Defaults or Events of Default); or

(c)            testing availability under baskets set forth in this Agreement (including baskets measured as a percentage of Consolidated EBITDA or by reference to the Available Amount);

in each case, at the option of the Borrower (the Borrower’s election to exercise such option in connection with any Limited Condition Transaction, an “LCA Election”), with such option to be exercised on or prior to the date of execution of the definitive agreements with respect to such Limited Condition Transaction, the date of determination of whether any such action is permitted hereunder, shall be deemed to be the date the definitive agreements with respect to such Limited Condition Transaction are entered into (the “LCA Test Date”), and if, after giving Pro Forma Effect to the Limited Condition Transaction and the other transactions to be entered into in connection therewith (including any incurrence of Indebtedness or Liens and the use of proceeds thereof) as if they had occurred at the beginning of the most recent Test Period ending prior to the LCA Test Date, the Borrower could have taken such action on the relevant LCA Test Date in compliance with such ratio or basket, such ratio or basket shall be deemed to have been complied with.

For the avoidance of doubt, if the Borrower has made an LCA Election and any of the ratios or baskets for which compliance was determined or tested as of the LCA Test Date are exceeded as a result of fluctuations in any such ratio or basket, including due to fluctuations in Consolidated EBITDA of the Borrower or the Person subject to such Limited Condition Transaction, at or prior to the consummation of the relevant transaction or action, such baskets or ratios will not be deemed to have been exceeded as a result of such fluctuations; provided however, if any ratios improve or baskets increase as a result of such fluctuations, such improved ratios or baskets may be utilized. If the Borrower has made an LCA Election for any Limited Condition Transaction, then, in connection with any subsequent calculation of the ratios or baskets on or following the relevant LCA Test Date and prior to the earlier of (i) the date on which such Limited Condition Transaction is consummated or (ii) the date that the definitive agreement for such Limited Condition Transaction is terminated or expires without consummation of such Limited Condition Transaction, any such ratio or basket shall be calculated on a Pro Forma Basis assuming such Limited Condition Transaction and other transactions in connection therewith (including any incurrence of Indebtedness or Liens and the use of proceeds thereof) have been consummated.

Section 1.15      Divisions. For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Equity Interests at such time. If the Borrower consummates such a division or plan of division, any resulting entity shall be deemed to be a successor to the Borrower with joint and several liability for the Borrower’s Obligations hereunder.

Section 1.16      Rates. The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to Base Rate, Canadian Prime Rate, any Term Benchmark, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, Base Rate, Canadian Prime Rate, any Term Benchmark or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. The Administrative Agent and its affiliates or other related entities may engage in transactions that affect the calculation of Base Rate, Canadian Prime Rate, any Term Benchmark, any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Administrative Agent may select information sources or services in its reasonable discretion, after consultation with the Borrower, to ascertain Base Rate, Canadian Prime Rate, any Term Benchmark or any other Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

Article II

The Commitments and Borrowings

Section 2.01      The Loans.

(a)            Subject to the terms and conditions set forth herein, each Term Lender with an Initial Canadian Term Commitment severally agrees to make to the Borrower a single loan denominated in Canadian Dollars equal to such Lender’s Initial Canadian Term Commitment on the Closing Date (each such term loan, an “Initial Canadian Term Loan” and, collectively, the “Initial Canadian Term Loans”). Amounts borrowed under this Section 2.01(a) and repaid or prepaid may not be reborrowed. Initial Canadian Term Loans may be Canadian Prime Rate Loans or CDOR Rate Loans, as further provided herein.

(b)            Subject to the terms and conditions set forth herein, each Term Lender with an Initial U.S. Term Commitment severally agrees to make to the Borrower a single loan denominated in U.S. Dollars equal to such Lender’s Initial U.S. Term Commitment on the Closing Date (each such term loan, an “Initial U.S. Term Loan” and, collectively, the “Initial U.S. Term Loans”; together with the Initial Canadian Term Loans, each an “Initial Term Loan” and collectively, the “Initial Term Loans”). Amounts borrowed under this Section 2.01(b) and repaid or prepaid may not be reborrowed. Initial U.S. Term Loans may be Base Rate Loans or ~~Eurocurrency Rate~~Term SOFR Loans, as further provided herein.

(c)            Subject to the terms and conditions set forth herein, each 2018 Incremental Term Lender with a 2018 Incremental Term Commitment severally agrees to make to the Borrower (i) on the First Amendment Effective Date, Effective Date Incremental Term Loans not to exceed the amount of its Effective Date Incremental Term Commitment and (ii) from time to time on or after the First Amendment Effective Date and during the Delayed Draw Commitment Period, Delayed Draw Term Loans not to exceed the amount of its Delayed Draw Term Commitment. For the avoidance of doubt, the Effective Date Incremental Term Loans and the Delayed Draw Term Loans will be of the same Class. Amounts borrowed under this Section 2.01(c) and repaid or prepaid may not be reborrowed. The 2018 Incremental Term Loans may be Base Rate Loans or ~~Eurocurrency Rate~~Term SOFR Loans, as further provided herein.

(d)            Subject to the terms and conditions set forth herein, each Additional 2018 Incremental Term Lender with an Additional 2018 Incremental Term Commitment severally agrees to make to the Borrower on the Second Amendment Effective Date Additional 2018 Incremental Term Loans not to exceed the amount of its Additional 2018 Incremental Term Commitment. For the avoidance of doubt, the Additional 2018 Incremental Term Loans made pursuant to this Section 2.01(d) and the 2018 Incremental Term Loans made pursuant to Section 2.01(c) on the First Amendment Effective Date shall comprise a single Class and, after giving effect to the Second Amendment and the borrowing of the Additional 2018 Incremental Term Loans on the Second Amendment Effective Date, the Additional 2018 Incremental Term Loans shall constitute 2018 Incremental Term Loans for all purposes hereunder. Amounts borrowed under this Section 2.01(d) and repaid or prepaid may not be reborrowed. The Additional 2018 Incremental Term Loans may be Base Rate Loans or ~~Eurocurrency Rate~~Term SOFR Loans, as further provided herein.

(e)            Subject to the terms and conditions set forth herein, each 2020 Refinancing Term Lender with a 2020 Refinancing Term Commitment severally agrees to make to the Borrower on the Third Amendment Effective Date 2020 Refinancing Term Loans not to exceed the amount of its 2020 Refinancing Term Commitment. Amounts borrowed under this Section 2.01(e) and repaid or prepaid may not be reborrowed. The 2020 Refinancing Term Loans may be Base Rate Loans or ~~Eurocurrency Rate~~Term SOFR Loans, as further provided herein.

(f)            Subject to the terms and conditions set forth herein, each 2023 Refinancing Term Lender with a 2023 Refinancing Term Commitment severally agrees to make to the Borrowers on the Fourth Amendment Effective Date 2023 Refinancing Term Loans not to exceed the amount of its 2023 Refinancing Term Commitment. Amounts borrowed under this Section 2.01(f) and repaid or prepaid may not be reborrowed. The 2023 Refinancing Term Loans may be Base Rate Loans or Term SOFR Loans, as further provided herein.

Section 2.02      Borrowings, Conversions and Continuations of Loans. (a)  Each Borrowing, each conversion of Loans of a given Class from one Type to the other, and each continuation of ~~Eurocurrency Rate~~Term SOFR Loans and CDOR Rate Loans shall be made upon the Borrower’s irrevocable notice to the Administrative Agent (provided that, subject to Section 3.05, the notice in respect of the initial Borrowings on the Closing Date, or in connection with any Permitted Acquisition or other acquisition permitted under this Agreement, or in connection with any Borrowing or Extension, as applicable, under an Incremental Amendment, Refinancing Amendment, amendment in respect of Replacement Term Loans or Extension Amendment, may be conditioned on, with respect to the funding of the initial Borrowing under this Agreement, the closing of the Original Transaction, the First Amendment Transactions or, with respect to any future Borrowing under this Agreement, such Permitted Acquisition or other acquisition or any such Borrowing or Extension under an Incremental Amendment, Refinancing Amendment, amendment in respect of Replacement Term Loans or Extension Amendment, as applicable), which may be given by telephone. Each such notice must be received by the Administrative Agent not later than 11:00 a.m. (New York City time) (i) three (3) Business Days prior to the requested date of any Borrowing or continuation of ~~Eurocurrency Rate~~Term SOFR Loans and CDOR Rate Loans or any conversion of Base Rate Loans to ~~Eurocurrency Rate~~Term SOFR Loans or Canadian Prime Rate Loans to CDOR Rate Loans and (ii) one (1) Business Day prior to the requested date of any Borrowing of Base Rate Loans or Canadian Prime Rate Loans or conversion of any ~~Eurocurrency Rate~~Term SOFR Loans to Base Rate Loans or CDOR Rate Loans to Canadian Prime Rate Loans; provided, however, that if the Borrower wishes to request Eurodollar Rate Loans or CDOR Rate Loans having an Interest Period other than one, two, three or six months in duration as provided in the definition of “Interest Period,” the applicable notice must be received by the Administrative Agent not later than 11:00 a.m. four Business Days prior to the requested date of such Borrowing, conversion or continuation, whereupon the Administrative Agent shall give prompt notice to the Appropriate Lenders of such request and determine whether the requested Interest Period is acceptable to all of them. Not later than 11:00 a.m., three Business Days before the requested date of such Borrowing, conversion or continuation, the Administrative Agent shall notify the Borrower (which notice may be by telephone) whether or not the requested Interest Period has been consented to by all the Lenders. Each telephonic notice by the Borrower pursuant to this Section 2.02(a) must be confirmed promptly by delivery to the Administrative Agent of a written Loan Notice, appropriately completed and signed by a Responsible Officer of the Borrower. Except as provided in Sections 2.14 and 2.15, each Borrowing of, conversion to or continuation of ~~Eurocurrency Rate~~Term SOFR Loans and CDOR Rate Loans shall be in a principal amount of $1,000,000 or a whole multiple of $100,000 in excess thereof, or C$1,000,000 or a whole multiple of C$100,000 in excess thereof, as applicable. Except as provided in Sections 2.14 and 2.15, each Borrowing of or conversion to Base Rate Loans or Canadian Prime Rate Loans shall be in a principal amount of $500,000 or a whole multiple of $100,000 in excess thereof, or of C$500,000 or a whole multiple of C$100,000 in excess thereof, as applicable. Each Loan Notice (whether telephonic or written) shall specify (i) the Class of the Borrowing requested and whether the Borrower is requesting the making of new Loans of the respective Class, a conversion of Term Loans (of a given Class) from one Type to the other, or a continuation of ~~Eurocurrency Rate~~Term SOFR Loans or CDOR Rate Loans, (ii) the requested date of the Borrowing, conversion or continuation, as the case may be (which shall be a Business Day), (iii) the principal amount of Loans to be borrowed, converted or continued, (iv) the Type of Loans to be borrowed or to which existing Term Loans are to be converted and (v) if applicable, the duration of the Interest Period with respect thereto. If the Borrower fails to specify a Type of Loan in a Loan Notice or fails to give a timely notice requesting a conversion or continuation, then the applicable Term Loans shall be made as, or converted to, Base Rate Loans or Canadian Prime Rate Loans, as applicable (unless the Loan being continued is a ~~Eurocurrency Rate~~Term SOFR Loan or CDOR Rate Loan, in which case it shall be continued as a ~~Eurocurrency Rate~~Term SOFR Loan, as applicable, with an Interest Period of one (1) month). Any such automatic conversion to Base Rate Loans or Canadian Prime Rate Loans, as applicable, or continuation pursuant to the immediately preceding sentence shall be effective as of the last day of the Interest Period then in effect with respect to the applicable ~~Eurocurrency Rate~~Term SOFR Loans or CDOR Rate Loans. If the Borrower requests a Borrowing of, conversion to, or continuation of ~~Eurocurrency Rate~~Term SOFR Loans or CDOR Rate Loans in any such Loan Notice, but fails to specify an Interest Period, it will be deemed to have specified an Interest Period of one (1) month.

(b)            Following receipt of a Loan Notice, the Administrative Agent shall promptly notify each Lender under the applicable Class of the amount of its Pro Rata Share of such Class of Loans, and if no timely notice of a conversion or continuation is provided by the Borrower, the Administrative Agent shall notify each such Lender of the details of any automatic conversion to Base Rate Loans or Canadian Prime Rate Loans, as applicable, or continuation of Loans described in Section 2.02(a). In the case of each Borrowing, each Appropriate Lender shall make the amount of its Loan available to the Administrative Agent in Same Day Funds at the Administrative Agent’s Office not later than 1:00 p.m. (New York City time), in each case on the Business Day specified in the applicable Loan Notice. Upon satisfaction of the applicable conditions set forth in Section 4.02 (or, if such Borrowing is the initial Credit Extension, Section 4.01), the Administrative Agent shall make all funds so received available to the Borrower in like funds as received by the Administrative Agent either by (i) crediting the account of the Borrower on the books of the Administrative Agent with the amount of such funds or (ii) wire transfer of such funds, in each case in accordance with instructions provided to (and reasonably acceptable to) the Administrative Agent by the Borrower.

(c)            Except as otherwise provided herein, a ~~Eurocurrency Rate~~Term SOFR Loan or CDOR Rate Loan may be continued or converted only on the last day of an Interest Period for such ~~Eurocurrency Rate~~Term SOFR Loan or CDOR Rate Loan unless the Borrower pays the amount due, if any, under Section 3.05 in connection therewith. Upon the occurrence and during the continuation of an Event of Default, the Required Lenders may require that no Loans may be converted to or continued as ~~Eurocurrency Rate~~Term SOFR Loans or CDOR Rate Loans.

(d)            The Administrative Agent shall promptly notify the Borrower and the Lenders of the interest rate applicable to any Interest Period for ~~Eurocurrency Rate~~Term SOFR Loans or CDOR Rate Loans upon determination of such interest rate. The determination of the ~~Eurocurrency Rate~~Term SOFR or CDOR Rate, as applicable, by the Administrative Agent shall be conclusive in the absence of manifest error. At any time when Base Rate Loans or Canadian Prime Rate Loans are outstanding, the Administrative Agent shall notify the Borrower and the Lenders of any change in the Administrative Agent’s “prime rate” used in determining the Base Rate or Canadian Prime Rate, as applicable, promptly following the public announcement of such change.

(e)            After giving effect to all Borrowings, all conversions of Term Loans of a given Class from one Type to the other, and all continuations of Term Loans of a given Class as the same Type, there shall not be more than twenty (20) Interest Periods in effect unless otherwise agreed between the Borrower and the Administrative Agent; provided that after the establishment of any new Class of Loans pursuant to an Incremental Amendment, a Refinancing Amendment, an Extension Amendment or an amendment to this Agreement in respect of Replacement Term Loans, the number of Interest Periods otherwise permitted by this Section 2.02(e) shall increase by three (3) Interest Periods for each applicable Class so established.

(f)            The failure of any Lender to make the Loan to be made by it as part of any Borrowing shall not relieve any other Lender of its obligation, if any, hereunder to make its Loan on the date of such Borrowing, but no Lender shall be responsible for the failure of any other Lender to make the Loan to be made by such other Lender on the date of any Borrowing.

(g)            Unless the Administrative Agent shall have received notice from a Lender prior to the date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s Pro Rata Share of such Borrowing, the Administrative Agent may assume that such Lender has made such Pro Rata Share available to the Administrative Agent on the date of such Borrowing in accordance with clause (b) above, and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If the Administrative Agent shall have so made funds available, then, to the extent that such Lender shall not have made such portion available to the Administrative Agent, each of such Lender and the Borrower severally agrees to repay to the Administrative Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to the Borrower until the date such amount is repaid to the Administrative Agent at (i) in the case of the Borrower, the interest rate applicable at the time to the Loans comprising such Borrowing and (ii) in the case of such Lender, the Federal Funds Rate plus any administrative, processing, or similar fees customarily charged by the Administrative Agent in accordance with the foregoing. A certificate of the Administrative Agent submitted to any Lender with respect to any amounts owing under this Section 2.02(g) shall be conclusive in the absence of manifest error. If the Borrower and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrower the amount of such interest paid by the Borrower for such period. If such Lender pays its share of the applicable Borrowing to the Administrative Agent, then the amount so paid shall constitute such Lender’s Loan included in such Borrowing. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent.

(h)            For the avoidance of doubt, with effect from the Third Amendment Effective Date, the 2020 Refinancing Term Loans made on the Third Amendment Effective Date in accordance with the Third Amendment shall constitute for all purposes of this Agreement a “Term Loan” made pursuant to this Agreement and all provisions of this Agreement applicable to Term Loans shall be applicable to the 2020 Refinancing Term Loans. Further, the 2020 Refinancing Term Loans (i) shall mature and shall become due and payable on the Maturity Date and (ii) shall be repaid in quarterly installments in accordance with Section 2.07.

(i)            For the avoidance of doubt, with effect from the Fourth Amendment Effective Date, the 2023 Refinancing Term Loans made on the Fourth Amendment Effective Date in accordance with the Fourth Amendment shall constitute for all purposes of this Agreement a “Term Loan” made pursuant to this Agreement and all provisions of this Agreement applicable to Term Loans shall be applicable to the 2023 Refinancing Term Loans. Further, the 2023 Refinancing Term Loans (i) shall mature and shall become due and payable on the Maturity Date and (ii) shall be repaid in quarterly installments in accordance with Section 2.07.

Section 2.03      [reserved].

Section 2.04      [reserved].

Section 2.05      Prepayments.

(a)            Optional.

(i)            The Borrower may, upon notice to the Administrative Agent, at any time or from time to time voluntarily prepay Term Loans of any Class in whole or in part without premium or penalty (except as provided in Section 2.20 and Section 3.05, if applicable); provided that (1) such notice must be received by the Administrative Agent not later than 2:00 p.m. (New York City time) (A) three (3) Business Days prior to any date of prepayment of ~~Eurocurrency Rate~~Term SOFR Loans and CDOR Rate Loans and (B) on the day of prepayment of Base Rate Loans or Canadian Prime Rate Loans; (2) any partial prepayment of ~~Eurocurrency Rate~~Term SOFR Loans or CDOR Rate Loans shall be in a principal amount of $1,000,000 or a whole multiple of $100,000 in excess thereof, or C$1,000,000 or a whole multiple of C$100,000 in excess thereof, as applicable, in the case of Term Loans or, if less, the entire principal amount of the relevant Class thereof then outstanding; and (3) any prepayment of Base Rate Loans or Canadian Prime Rate Loans shall be in a principal amount of $500,000 or a whole multiple of $100,000 in excess thereof, or C$500,000 or a whole multiple of C$100,000 in excess thereof, as applicable, or, if less, the entire principal amount of the relevant Class thereof then outstanding. Each such notice shall specify the date and amount of such prepayment and the Class(es) and Type(s) of Loans to be prepaid and, in the case of a prepayment of Term Loans, the manner in which such prepayment shall be applied to repayments thereof required pursuant to Section 2.07; provided that in the event such notice fails to specify the manner in which the respective prepayment of Term Loans shall be applied to repayments thereof required pursuant to Section 2.07, such prepayment of Term Loans shall be applied in direct order of maturity to repayments thereof required pursuant to Section 2.07. The Administrative Agent will promptly notify each Appropriate Lender of its receipt of each such notice, and of the amount of such Lender’s Pro Rata Share or other applicable share provided for under this Agreement of such prepayment. Any prepayment of a ~~Eurocurrency Rate~~Term SOFR Loan or CDOR Rate Loan shall be accompanied by all accrued interest thereon, together with any additional amounts required pursuant to Section 3.05. Each prepayment of the Loans of a given Class pursuant to this Section 2.05(a) shall be paid to the Appropriate Lenders in accordance with their respective Pro Rata Shares.

(ii)            [reserved].

(iii)            Notwithstanding anything to the contrary contained in this Agreement, the Borrower may rescind, or extend the date for prepayment specified in, any notice of prepayment under Section 2.05(a)(i), if such prepayment would have resulted from a refinancing of all or any portion of any Facility or Facilities which refinancing shall not be consummated or shall otherwise be delayed.

(iv)            Voluntary prepayments of any Class of Term Loans permitted hereunder shall be applied to the remaining scheduled installments of principal thereof pursuant to Section 2.07 in a manner determined at the sole discretion of the Borrower and specified in the notice of prepayment, and, subject to the other limitations expressly set forth in this Agreement, the Borrower may elect to apply voluntary prepayments of Term Loans to one or more Class or Classes of Term Loans selected by the Borrower in its sole discretion (provided that such voluntary prepayments of the Term Loans shall be made pro rata within any such Class or Classes selected by the Borrower). In the event that the Borrower does not specify the order in which to apply prepayments to reduce scheduled installments of principal or as between Classes of Term Loans, the Borrower shall be deemed to have elected that such prepayment be applied to reduce the scheduled installments of principal in direct order of maturity on a pro-rata basis among Class(es) of Term Loan.

(v)            Notwithstanding anything in any Loan Document to the contrary, so long as no Event of Default has occurred and is continuing, the Borrower may prepay the outstanding Term Loans (which shall, for the avoidance of doubt, be automatically and permanently canceled immediately upon acquisition by the Borrower) (or the Borrower or any of its Subsidiaries other than the Borrower may purchase such outstanding Term Loans, which for the avoidance of doubt shall be automatically and permanently canceled immediately upon acquisition by the Borrower or any of its Subsidiaries) on the following basis:

(A)            any Borrower Party (collectively, the “Borrower Prepayment Parties”) shall have the right to make a voluntary prepayment of Term Loans at a discount to par pursuant to a Borrower Offer of Specified Discount Prepayment, Borrower Solicitation of Discount Range Prepayment Offer or Borrower Solicitation of Discounted Prepayment Offer (any such prepayment, the “Discounted Loan Prepayment”), in each case made in accordance with this Section 2.05(a)(v); provided that no Borrower Prepayment Party shall initiate any action under this Section 2.05(a)(v) in order to make a Discounted Loan Prepayment (other than with respect to actions under this Section 2.05(a)(v) in order to make the first Discounted Loan Prepayment hereunder) unless (I) at least ten (10) Business Days shall have passed since the consummation of the most recent Discounted Loan Prepayment as a result of a prepayment made by a Borrower Prepayment Party on the applicable Discounted Prepayment Effective Date; or (II) at least three (3) Business Days shall have passed since the date the Borrower Prepayment Party was notified that no Lender was willing to accept any prepayment of any Term Loan at the Specified Discount, within the Discount Range or at any discount to par value, as applicable, or in the case of Borrower Solicitation of Discounted Prepayment Offers, the date of any Borrower Prepayment Party’s election not to accept any Solicited Discounted Prepayment Offers.

(B)            (1)  Subject to the proviso to clause (A) above, any Borrower Prepayment Party may from time to time offer to make a Discounted Loan Prepayment by providing the Auction Agent with five (5) Business Days’ notice in the form of a Specified Discount Prepayment Notice; provided that (I) any such offer shall be made available, at the sole discretion of the Borrower Prepayment Party, to (x) each Lender with Term Loans of the relevant Class and/or (y) each Lender with respect to any Class of Term Loans on an individual tranche basis, (II) any such offer shall specify the aggregate principal amount offered to be prepaid (the “Specified Discount Prepayment Amount”) with respect to each applicable Class, the Class or Classes of Term Loans subject to such offer and the specific percentage discount to par (the “Specified Discount”) of such Term Loans to be prepaid (it being understood that different Specified Discounts and/or Specified Discount Prepayment Amounts may be offered with respect to different Classes of Term Loans and, in such event, each such offer will be treated as a separate offer pursuant to the terms of this clause), (III) the Specified Discount Prepayment Amount shall be in an aggregate amount not less than $5,000,000 and whole increments of $1,000,000 in excess thereof, or C$5,000,000 and whole increments of C$1,000,000 in excess thereof, as applicable, and (IV) each such offer shall remain outstanding through the Specified Discount Prepayment Response Date. The Auction Agent will promptly provide each Appropriate Lender with a copy of such Specified Discount Prepayment Notice and a form of the Specified Discount Prepayment Response to be completed and returned by each such Lender to the Auction Agent (or its delegate) by no later than 5:00 p.m., New York City time, on the third Business Day after the date of delivery of such notice to such Lenders (which date may be extended for a period not exceeding three (3) Business Days upon notice by the Borrower Prepayment Party to, and with the consent of, the Auction Agent) (the “Specified Discount Prepayment Response Date”).

(2)            Each Lender receiving such offer shall notify the Auction Agent (or its delegate) by the Specified Discount Prepayment Response Date whether or not it agrees to accept a prepayment of any of its applicable then outstanding Term Loans at the Specified Discount and, if so (such accepting Lender, a “Discount Prepayment Accepting Lender”), the amount and the Classes of such Lender’s Term Loans to be prepaid at such offered discount. Each acceptance of a Discounted Loan Prepayment by a Discount Prepayment Accepting Lender shall be irrevocable. Any Lender whose Specified Discount Prepayment Response is not received by the Auction Agent by the Specified Discount Prepayment Response Date shall be deemed to have declined to accept the applicable Borrower Offer of Specified Discount Prepayment.

(3)            If there is at least one Discount Prepayment Accepting Lender, the relevant Borrower Prepayment Party will make a prepayment of outstanding Term Loans pursuant to this clause (B) to each Discount Prepayment Accepting Lender on the Discounted Prepayment Effective Date in accordance with the respective outstanding amount and Classes of Term Loans specified in such Lender’s Specified Discount Prepayment Response given pursuant to clause (2) above; provided that, if the aggregate principal amount of Term Loans accepted for prepayment by all Discount Prepayment Accepting Lenders exceeds the Specified Discount Prepayment Amount, such prepayment shall be made pro rata among the Discount Prepayment Accepting Lenders in accordance with the respective principal amounts accepted to be prepaid by each such Discount Prepayment Accepting Lender and the Auction Agent (in consultation with such Borrower Party and subject to rounding requirements of the Auction Agent made in its reasonable discretion) will calculate such proration (the “Specified Discount Proration”). The Auction Agent shall promptly, and in any case within four (4) Business Days following the Specified Discount Prepayment Response Date, notify (I) the relevant Borrower Prepayment Party of the respective Lenders’ responses to such offer, the Discounted Prepayment Effective Date and the aggregate principal amount of the Discounted Loan Prepayment and the Classes to be prepaid, (II) each Lender of the Discounted Prepayment Effective Date, and the aggregate principal amount and the Classes of Term Loans to be prepaid at the Specified Discount on such date and (III) each Discount Prepayment Accepting Lender of the Specified Discount Proration, if any, and confirmation of the principal amount, Class and Type of Term Loans of such Lender to be prepaid at the Specified Discount on such date. Each determination by the Auction Agent of the amounts stated in the foregoing notices to the Borrower Prepayment Party and such Lenders shall be conclusive and binding for all purposes absent manifest error. The payment amount specified in such notice to the Borrower Prepayment Party shall be due and payable by such Borrower Prepayment Party on the Discounted Prepayment Effective Date in accordance with clause (F) below (subject to clause (J) below).

(C)            (1)  Subject to the proviso to subclause (A) above, any Borrower Prepayment Party may from time to time solicit Discount Range Prepayment Offers by providing the Auction Agent with five (5) Business Days’ notice in the form of a Discount Range Prepayment Notice; provided that (I) any such solicitation shall be extended, at the sole discretion of such Borrower Prepayment Party, to (x) each Lender and/or (y) each Lender with respect to any Class of Term Loans on an individual tranche basis, (II) any such notice shall specify the maximum aggregate principal amount of the relevant Loans (the “Discount Range Prepayment Amount”), the Class or Classes of Term Loans subject to such offer and the maximum and minimum percentage discounts to par (the “Discount Range”) of the principal amount of such Term Loans with respect to each relevant Class of Term Loans willing to be prepaid by such Borrower Prepayment Party (it being understood that different Discount Ranges and/or Discount Range Prepayment Amounts may be offered with respect to different Classes of Term Loans and, in such event, each such offer will be treated as separate offer pursuant to the terms of this clause), (III) the Discount Range Prepayment Amount shall be in an aggregate amount not less than $5,000,000 and whole increments of $1,000,000 in excess thereof, or C$5,000,000 and whole increments of C$1,000,000 in excess thereof, as applicable, and (IV) each such solicitation by a Borrower Prepayment Party shall remain outstanding through the Discount Range Prepayment Response Date. The Auction Agent will promptly provide each Appropriate Lender with a copy of such Discount Range Prepayment Notice and a form of the Discount Range Prepayment Offer to be submitted by a responding Lender to the Auction Agent (or its delegate) by no later than 5:00 p.m., New York City time, on the third Business Day after the date of delivery of such notice to such Lenders (which date may be extended for a period not exceeding three (3) Business Days upon notice by the Borrower Prepayment Party to, and with the consent of, the Auction Agent) (the “Discount Range Prepayment Response Date”). Each Lender’s Discount Range Prepayment Offer shall be irrevocable and shall specify a discount to par within the Discount Range (the “Submitted Discount”) at which such Lender is willing to allow prepayment of any or all of its then outstanding Term Loans of the applicable tranche or tranches and the maximum aggregate principal amount and tranches of such Lender’s Term Loans (the “Submitted Amount”) such Lender is willing to have prepaid at the Submitted Discount. Any Lender whose Discount Range Prepayment Offer is not received by the Auction Agent by the Discount Range Prepayment Response Date shall be deemed to have declined to accept a Discounted Loan Prepayment of any of its Term Loans at any discount to their par value within the Discount Range.

(2)            The Auction Agent shall review all Discount Range Prepayment Offers received on or before the applicable Discount Range Prepayment Response Date and shall determine (in consultation with such Borrower Prepayment Party and subject to rounding requirements of the Auction Agent made in its sole reasonable discretion) the Applicable Discount and Term Loans to be prepaid at such Applicable Discount in accordance with this subclause (C). The relevant Borrower Prepayment Party agrees to accept on the Discount Range Prepayment Response Date all Discount Range Prepayment Offers received by Auction Agent within the Discount Range by the Discount Range Prepayment Response Date, in the order from the Submitted Discount that is the largest discount to par to the Submitted Discount that is the smallest discount to par, up to and including the Submitted Discount that is the smallest discount to par within the Discount Range (such Submitted Discount that is the smallest discount to par within the Discount Range being referred to as the “Applicable Discount”) which yields a Discounted Loan Prepayment in an aggregate principal amount equal to the lower of (I) the Discount Range Prepayment Amount and (II) the sum of all Submitted Amounts. Each Lender that has submitted a Discount Range Prepayment Offer to accept prepayment at a discount to par that is larger than or equal to the Applicable Discount shall be deemed to have irrevocably consented to prepayment of Term Loans equal to its Submitted Amount (subject to any required proration pursuant to the following subclause (3)) at the Applicable Discount (each such Lender, a “Participating Lender”).

(3)            If there is at least one Participating Lender, the relevant Borrower Prepayment Party will prepay the respective outstanding Term Loans of each Participating Lender on the Discounted Prepayment Effective Date in the aggregate principal amount and of the Classes specified in such Lender’s Discount Range Prepayment Offer at the Applicable Discount; provided that if the Submitted Amount by all Participating Lenders offered at a discount to par greater than the Applicable Discount exceeds the Discount Range Prepayment Amount, prepayment of the principal amount of the relevant Term Loans for those Participating Lenders whose Submitted Discount is a discount to par greater than or equal to the Applicable Discount (the “Identified Participating Lenders”) shall be made pro rata among the Identified Participating Lenders in accordance with the Submitted Amount of each such Identified Participating Lender and the Auction Agent (in consultation with such Borrower Prepayment Party and subject to rounding requirements of the Auction Agent made in its sole reasonable discretion) will calculate such proration (the “Discount Range Proration”). The Auction Agent shall promptly, and in any case within six (6) Business Days following the Discount Range Prepayment Response Date, notify (I) the relevant Borrower Prepayment Party of the respective Lenders’ responses to such solicitation, the Discounted Prepayment Effective Date, the Applicable Discount, and the aggregate principal amount of the Discounted Loan Prepayment and the Classes to be prepaid, (II) each Lender of the Discounted Prepayment Effective Date, the Applicable Discount, and the aggregate principal amount and tranches of Term Loans to be prepaid at the Applicable Discount on such date, (III) each Participating Lender of the aggregate principal amount and tranches of such Lender to be prepaid at the Applicable Discount on such date, and (IV) if applicable, each Identified Participating Lender of the Discount Range Proration. Each determination by the Auction Agent of the amounts stated in the foregoing notices to the relevant Borrower Prepayment Party and Lenders shall be conclusive and binding for all purposes absent manifest error. The payment amount specified in such notice to the Borrower Prepayment Party shall be due and payable by such Borrower Prepayment Party on the Discounted Prepayment Effective Date in accordance with subclause (F) below (subject to subclause (J) below).

(D)            (1)  Subject to the proviso to subclause (A) above, any Borrower Prepayment Party may from time to time solicit Solicited Discounted Prepayment Offers by providing the Auction Agent with five (5) Business Days’ notice in the form of a Solicited Discounted Prepayment Notice; provided that (I) any such solicitation shall be extended, at the sole discretion of such Borrower Prepayment Party, to (x) each Lender and/or (y) each Lender with respect to any Class of Term Loans on an individual tranche basis, (II) any such notice shall specify the maximum aggregate amount of the Term Loans (the “Solicited Discounted Prepayment Amount”) and the Class or Classes of Term Loans the Borrower is willing to prepay at a discount (it being understood that different Solicited Discounted Prepayment Amounts may be offered with respect to different Classes of Term Loans and, in such event, each such offer will be treated as separate offer pursuant to the terms of this clause), (III) the Solicited Discounted Prepayment Amount shall be in an aggregate amount not less than $5,000,000 and whole increments of $1,000,000 in excess thereof, or C$5,000,000 and whole increments of C$1,000,000 in excess thereof, as applicable, and (IV) each such solicitation by a Borrower Prepayment Party shall remain outstanding through the Solicited Discounted Prepayment Response Date. The Auction Agent will promptly provide each Appropriate Lender with a copy of such Solicited Discounted Prepayment Notice and a form of the Solicited Discounted Prepayment Offer to be submitted by a responding Lender to the Auction Agent (or its delegate) by no later than 5:00 p.m., New York City time on the third Business Day after the date of delivery of such notice to such Lenders (which date may be extended for a period not exceeding three (3) Business Days upon notice by the Borrower Prepayment Party to, and with the consent of, the Auction Agent) (the “Solicited Discounted Prepayment Response Date”). Each Lender’s Solicited Discounted Prepayment Offer shall (x) be irrevocable, (y) remain outstanding until the Acceptance Date, and (z) specify both a discount to par (for example, an offer of 99% of the outstanding principal amount would equate to a 1% discount to par) (the “Offered Discount”) at which such Lender is willing to allow prepayment of its then outstanding Term Loans and the maximum aggregate principal amount and Classes of such Term Loans (the “Offered Amount”) such Lender is willing to have prepaid at the Offered Discount. Any Lender whose Solicited Discounted Prepayment Offer is not received by the Auction Agent by the Solicited Discounted Prepayment Response Date shall be deemed to have declined prepayment of any of its Term Loans at any discount with respect to the applicable Solicited Discounted Prepayment Offer.

(2)            The Auction Agent shall promptly provide the relevant Borrower Prepayment Party with a copy of all Solicited Discounted Prepayment Offers received on or before the Solicited Discounted Prepayment Response Date. Such Borrower Prepayment Party shall review all such Solicited Discounted Prepayment Offers and select the smallest of the Offered Discounts specified by the relevant responding Lenders in the Solicited Discounted Prepayment Offers that is acceptable to the Borrower Prepayment Party in its sole discretion (the “Acceptable Discount”), if any. If the Borrower Prepayment Party elects in its sole discretion to accept any Offered Discount as the Acceptable Discount, then as soon as practicable after the determination of the Acceptable Discount, but in no event later than by the third Business Day after the date of receipt by such Borrower Prepayment Party from the Auction Agent of a copy of all Solicited Discounted Prepayment Offers pursuant to the first sentence of this clause (2) (the “Acceptance Date”), the Borrower Prepayment Party shall submit an Acceptance and Prepayment Notice to the Auction Agent setting forth the Acceptable Discount. If the Auction Agent shall fail to receive an Acceptance and Prepayment Notice from the Borrower Prepayment Party by the Acceptance Date, such Borrower Prepayment Party shall be deemed to have rejected all Solicited Discounted Prepayment Offers.

(3)            Based upon the Acceptable Discount and the Solicited Discounted Prepayment Offers received by Auction Agent by the Solicited Discounted Prepayment Response Date, within four (4) Business Days after receipt of an Acceptance and Prepayment Notice (the “Discounted Prepayment Determination Date”), the Auction Agent will determine (in consultation with such Borrower Prepayment Party and subject to rounding requirements of the Auction Agent made in its sole reasonable discretion) the aggregate principal amount and the Classes of Term Loans (the “Acceptable Prepayment Amount”) to be prepaid by the relevant Borrower Prepayment Party at the Acceptable Discount in accordance with this Section 2.05(a)(v)(D). If the Borrower Prepayment Party elects to accept any Acceptable Discount, then the Borrower Prepayment Party agrees to accept all Solicited Discounted Prepayment Offers received by Auction Agent by the Solicited Discounted Prepayment Response Date, in the order from largest Offered Discount to smallest Offered Discount, up to and including the Acceptable Discount. Each Lender that has submitted a Solicited Discounted Prepayment Offer with an Offered Discount that is greater than or equal to the Acceptable Discount shall be deemed to have irrevocably consented to prepayment of Term Loans equal to its Offered Amount (subject to any required pro-rata reduction pursuant to the following sentence) at the Acceptable Discount (each such Lender, a “Qualifying Lender”). The Borrower Prepayment Party will prepay outstanding Term Loans pursuant to this subclause (D) to each Qualifying Lender in the aggregate principal amount and of the tranches specified in such Lender’s Solicited Discounted Prepayment Offer at the Acceptable Discount; provided that if the aggregate Offered Amount by all Qualifying Lenders whose Offered Discount is greater than or equal to the Acceptable Discount exceeds the Solicited Discounted Prepayment Amount, prepayment of the principal amount of the Term Loans for those Qualifying Lenders whose Offered Discount is greater than or equal to the Acceptable Discount (the “Identified Qualifying Lenders”) shall be made pro rata among the Identified Qualifying Lenders in accordance with the Offered Amount of each such Identified Qualifying Lender and the Auction Agent (in consultation with such Borrower Prepayment Party and subject to rounding requirements of the Auction Agent made in its sole reasonable discretion) will calculate such proration (the “Solicited Discount Proration”). On or prior to the Discounted Prepayment Determination Date, the Auction Agent shall promptly notify (I) the relevant Borrower Prepayment Party of the Discounted Prepayment Effective Date and Acceptable Prepayment Amount comprising the Discounted Loan Prepayment and the Classes to be prepaid, (II) each Lender of the Discounted Prepayment Effective Date, the Acceptable Discount, and the Acceptable Prepayment Amount of all Term Loans and the Classes to be prepaid at the Applicable Discount on such date, (III) each Qualifying Lender of the aggregate principal amount and the Classes of such Lender to be prepaid at the Acceptable Discount on such date, and (IV) if applicable, each Identified Qualifying Lender of the Solicited Discount Proration. Each determination by the Auction Agent of the amounts stated in the foregoing notices to such Borrower Prepayment Party and Lenders shall be conclusive and binding for all purposes absent manifest error. The payment amount specified in such notice to such Borrower Prepayment Party shall be due and payable by such Borrower Prepayment Party on the Discounted Prepayment Effective Date in accordance with subclause (F) below (subject to subclause (J) below).

(E)            In connection with any Discounted Loan Prepayment, the Borrower and the Lenders acknowledge and agree that the Auction Agent may require as a condition to any Discounted Loan Prepayment the payment of customary, reasonable and documented fees and out-of-pocket expenses from a Borrower Prepayment Party in connection therewith.

(F)            If any Term Loan is prepaid in accordance with clauses (B) through (D) above, a Borrower Prepayment Party shall prepay such Term Loans on the Discounted Prepayment Effective Date without premium or penalty. The relevant Borrower Prepayment Party shall make such prepayment to the Administrative Agent, for the account of the Discount Prepayment Accepting Lenders, Participating Lenders, or Qualifying Lenders, as applicable, at the Administrative Agent’s Office in immediately available funds not later than 3:00 p.m. (New York City time) on the Discounted Prepayment Effective Date and all such prepayments shall be applied to the remaining principal installments of the relevant tranche of Term Loans pursuant to Section 2.07 in an amount equal to the principal amount of the applicable Term Loans in accordance with Section 2.05(a)(iv); provided that to the extent prepayments are applied to scheduled installments of principal other than in direct order of maturity, the applicable Borrower Prepayment Party shall so specify in the applicable offer. The Term Loans so prepaid shall be accompanied by all accrued and unpaid interest on the par principal amount so prepaid up to, but not including, the Discounted Prepayment Effective Date. Each prepayment of the outstanding Term Loans pursuant to this Section 2.05(a)(v) shall be paid to the Discount Prepayment Accepting Lenders, Participating Lenders, or Qualifying Lenders, as applicable, and shall be applied to the relevant Term Loans of such Lenders in accordance with their respective Pro Rata Share or other applicable share provided for under this Agreement. The aggregate principal amount of the tranches and installments of the relevant Loans outstanding shall be deemed reduced by the full par value of the aggregate principal amount of the tranches of Term Loans prepaid on the Discounted Prepayment Effective Date in any Discounted Loan Prepayment. In connection with each prepayment pursuant to this Section 2.05(a)(v), each assigning Lender shall be deemed to acknowledge and agree that in connection with such assignment, (1) the Equity Sponsor, the Borrower and its Subsidiaries and Affiliates then may have, and later may come into possession of material non-public information, (2) such Lender has independently and, without reliance on the Equity Sponsor, the Borrower or any of its Subsidiaries and Affiliates (including, without limitation, the applicable Borrower Prepayment Party), the Administrative Agent or any other Agent-Related Persons, made its own analysis and determination to participate in such assignment notwithstanding such Lender’s lack of knowledge of the material non-public information, (3) none of the Equity Sponsor, the Borrower any of its Subsidiaries and Affiliates (including, without limitation, the applicable Borrower Prepayment Party), the Administrative Agent or any other Agent-Related Persons shall have any liability to such Lender, and such Lender hereby waives and releases, to the extent permitted by law, any claims such Lender may have against the Equity Sponsor, the Borrower or any of its Subsidiaries and Affiliates (including, without limitation, the applicable Borrower Prepayment Party), the Administrative Agent and any other Agent-Related Persons, under applicable Laws or otherwise, with respect to the nondisclosure of the material non-public information and (4) that the material non-public information may not be available to the Administrative Agent or the other Lenders.

(G)            To the extent not expressly provided for herein, each Discounted Loan Prepayment shall be consummated pursuant to procedures consistent with the provisions in this Section 2.05(a)(v), established by the Auction Agent acting in its reasonable discretion and as reasonably agreed by the applicable Borrower Prepayment Party.

(H)            Notwithstanding anything in any Loan Document to the contrary, for purposes of this Section 2.05(a)(v), each notice or other communication required to be delivered or otherwise provided to the Auction Agent (or its delegate) shall be deemed to have been given upon the Auction Agent’s (or its delegate’s) actual receipt during normal business hours of such notice or communication; provided that any notice or communication actually received outside of normal business hours shall be deemed to have been given as of the opening of business on the next Business Day.

(I)            The Borrower and the Lenders acknowledge and agree that the Auction Agent may perform any and all of its duties under this Section 2.05(a)(v) by itself or through any Affiliate of the Auction Agent and expressly consents to any such delegation of duties by the Auction Agent to such Affiliate and the performance of such delegated duties by such Affiliate. The exculpatory provisions pursuant to this Agreement shall apply to each Affiliate of the Auction Agent and its respective activities in connection with any Discounted Loan Prepayment provided for in this Section 2.05(a)(v) as well as activities of the Auction Agent.

(J)            Each Borrower Prepayment Party shall have the right, by written notice to the Auction Agent, to revoke in full (but not in part) its offer to make a Discounted Loan Prepayment and rescind the applicable Specified Discount Prepayment Notice, Discount Range Prepayment Notice or Solicited Discounted Prepayment Notice therefor at its discretion at any time on or prior to the applicable Specified Discount Prepayment Response Date, Discount Range Prepayment Response Date or Solicited Discounted Prepayment Response Date (and if such offer is revoked pursuant to the preceding clauses, any failure by such Borrower Prepayment Party to make any prepayment to a Lender, as applicable, pursuant to this Section 2.05(a)(v) shall not constitute a Default under Section 8.01 or otherwise).

Notwithstanding anything to contrary, the provisions of this Section 2.05(a)(v) shall permit any transaction permitted by this Section 2.05(a)(v) to be conducted on a Class by Class basis and on a non-pro rata basis across Classes (but not within a single Class), in each case, as selected by the Borrower.

(b)            Mandatory.

(i)            Within ten (10) Business Days after financial statements have been delivered pursuant to Section 6.01(a) and the related Compliance Certificate has been delivered pursuant to Section 6.02(a), the Borrower shall, subject to clause (b)(vi) of this Section 2.05, prepay an aggregate principal amount of Term Loans in an amount (the “ECF Payment Amount”) equal to (A) 50.0% (such percentage as it may be reduced as described below, the “ECF Percentage”) of Excess Cash Flow, if any, for the fiscal year covered by such financial statements (commencing with the fiscal year ending on December 31, 2017) minus (B) the sum of (x) all voluntary prepayments and cancellations of Term Loans, Refinancing Equivalent Debt and Incremental Equivalent Debt during such fiscal year (to the extent not deducted pursuant to this clause (B) in respect of the prior year) or after such fiscal year end and prior to the time the payment pursuant to this Section 2.05(b) is due (including the amount of any voluntary prepayments or cancellation of Term Loans, Refinancing Equivalent Debt and Incremental Equivalent Debt (other than under a revolving facility) made at a discount to par (in an amount equal to the discounted amount actually paid in respect of the principal amount of such Indebtedness)), and (y) all voluntary prepayments of revolving loans that are secured on a pari passu basis with the Term Loans during such fiscal year (to the extent not deducted pursuant this clause (B) in respect of the prior year) or after such fiscal year end and prior to the time the payment pursuant to this Section 2.05(b) is due, in each case to the extent such revolving credit facility commitments are permanently reduced by the amount of such payments, and in the case of each of the immediately preceding clauses (x) and (y), to the extent such prepayments are not financed with the proceeds of other long term Indebtedness (other than revolving or intercompany Indebtedness); provided that to the extent any prepayments described in this clause (B) are made at a discount to par pursuant to any purchases or assignments of the Loans pursuant to Section 2.05(a)(v) or Section 10.07(h) or (m) or otherwise, only the purchase price (and not the par amount) of the applicable Loans or other Indebtedness subject to such purchase or assignment will be deducted from the ECF Payment Amount pursuant to this clause (B); provided, further, that (x) the ECF Percentage shall be 25.0% if the Total Net First Lien Leverage Ratio as of the last day of the fiscal year covered by such financial statements was less than or equal to 3.00:1.00 and greater than 2.50:1.00 and (y) the ECF Percentage shall be 0% if the Total Net First Lien Leverage Ratio as of the last day of the fiscal year covered by such financial statements was less than or equal to 2.50:1.00.

(ii)            (A)  Subject to clause (b)(vi) of this Section 2.05, if (x) the Borrower or any of its Restricted Subsidiaries Disposes outside of the ordinary course of business of any property or assets pursuant to Section 7.05(f), Section 7.05(j) or Section 7.05(x) (or in a Disposition not permitted by this Agreement) or (y) any Casualty Event occurs, which results in the realization or receipt by the Borrower or such Restricted Subsidiary of Net Cash Proceeds, the Borrower shall prepay on or prior to the date which is ten (10) Business Days after the date of the realization or receipt of such Net Cash Proceeds, an aggregate principal amount of Term Loans equal to 100% (such percentage as it may be reduced as described below, the “Asset Sale Percentage”) of all Net Cash Proceeds realized or received; provided that if at the time that any such prepayment would be required, the Borrower or any Restricted Subsidiary is required to repay, redeem or repurchase or offer to repay, redeem or repurchase Indebtedness that is secured on a pari passu basis (but without regard to control of remedies) with the Obligations pursuant to the terms of the documentation governing or evidencing such Indebtedness with the net proceeds of such Disposition or Casualty Event (such Indebtedness required to be repaid, redeemed or repurchased or offered to be so repurchased, “Other Applicable Indebtedness”), then the Borrower or applicable Restricted Subsidiary may apply such Net Cash Proceeds on a pro rata basis (determined on the basis of the aggregate outstanding principal amount of the Term Loans and Other Applicable Indebtedness at such time; provided that the portion of such Net Cash Proceeds allocated to the Other Applicable Indebtedness shall not exceed the amount of such Net Cash Proceeds required to be allocated to the Other Applicable Indebtedness pursuant to the terms thereof, and the remaining amount, if any, of such Net Cash Proceeds shall be allocated to the Term Loans in accordance with the terms hereof) to the prepayment of the Term Loans and to the repurchase, redemption or prepayment of Other Applicable Indebtedness, and the amount of prepayment of the Term Loans that would have otherwise been required pursuant to this Section 2.05(b)(ii)(A) shall be reduced accordingly; provided, further, that to the extent the holders of Other Applicable Indebtedness decline to have such indebtedness repurchased, redeemed or prepaid, the declined amount shall promptly (and in any event within ten (10) Business Days after the date of such rejection) be applied to prepay the Term Loans in accordance with the terms hereof; provided, further, that no prepayment shall be required pursuant to this Section 2.05(b)(ii)(A) with respect to such portion of such Net Cash Proceeds that the Borrower shall have, on or prior to such date, given written notice to the Administrative Agent of its intent to reinvest in accordance with Section 2.05(b)(ii)(B) except as expressly required therein; provided, further, that (x) the Asset Sale Percentage shall be 50.0% if the Total Net Leverage Ratio as of the last day of the most recently ended Test Period was less than or equal to 5.50:1.00 and greater than 4.75:1.00 and (y) the Asset Sale Percentage shall be 0% if the Total Net Leverage Ratio as of the last day of the most recently ended Test Period was less than or equal to 4.75:1.00.

(B)            With respect to any Net Cash Proceeds realized or received with respect to any Disposition otherwise subject to the application of Section 2.05(b)(ii)(A) or any Casualty Event, at the option of the Borrower, the Borrower may reinvest all or any portion of such Net Cash Proceeds in assets useful for its or any of its Restricted Subsidiary’s business within (x) fifteen (15) months following receipt of such Net Cash Proceeds or (y) if the Borrower or a Restricted Subsidiary enters into a legally binding commitment to reinvest such Net Cash Proceeds within fifteen (15) months following receipt thereof, within one hundred and eighty (180) days following the end of such fifteen (15) month period; provided, that if any Net Cash Proceeds are no longer intended to be or cannot be so reinvested at any time after delivery of a notice of reinvestment election, and subject to clauses (iv) and (vi) of this Section 2.05(b), an amount equal to any such Net Cash Proceeds shall be applied within five (5) Business Days after the Borrower reasonably determines that such Net Cash Proceeds are no longer intended to be or cannot be so reinvested to the prepayment of the Loans as set forth in this Section 2.05(b)(ii).

(iii)            (A)  If the Borrower or any Restricted Subsidiary incurs or issues any Indebtedness not permitted to be incurred or issued pursuant to Section 7.03, the Borrower shall prepay an aggregate principal amount of Term Loans equal to 100% of all Net Cash Proceeds received therefrom on or prior to the date which is five (5) Business Days after the receipt of such Net Cash Proceeds and (B) if the Borrower incurs or issues any Refinancing Term Loans or Refinancing Equivalent Debt to refinance all or a portion of any Class (or Classes) of Loans resulting in Net Cash Proceeds (as opposed to such Refinancing Term Loans or Refinancing Equivalent Debt arising out of an exchange or conversion of existing Term Loans for or into such Refinancing Term Loans or Refinancing Equivalent Debt), the Borrower shall cause to be prepaid an aggregate principal amount of such Class (or Classes) of Loans in an amount equal to 100% of the Net Cash Proceeds received therefrom on or prior to the date which is five (5) Business Days after the receipt by the Borrower of such Net Cash Proceeds.

(iv)            (A) Each prepayment of Term Loans pursuant to this Section 2.05(b) shall be applied ratably to each Class of Term Loans (provided that (i) any prepayment of Term Loans with the Net Cash Proceeds of, or in exchange for, Refinancing Term Loans, Refinancing Equivalent Debt or Replacement Term Loans shall be applied solely to each applicable Class or Classes of Term Loans being refinanced as selected by the Borrower, and (ii) any Class of Extended Term Loans, Refinancing Term Loans, New Term Loans and Replacement Term Loans may specify that one or more other Classes of Term Loans may be prepaid prior to such Class of Extended Term Loans, Refinancing Term Loans, New Term Loans or Replacement Term Loans), (B) with respect to each Class of Term Loans, each prepayment pursuant to clauses (i) through (iii) of this Section 2.05(b) shall be applied to the remaining scheduled installments of principal of such Class of Term Loans as directed by the Borrower and specified in the notice of prepayment; provided that in the event that the Borrower does not specify the order in which to apply prepayments, the Borrower shall be deemed to have elected that such prepayment be applied to reduce the scheduled installments of principal of such Class of Term Loans in direct order of maturity; and (C) each such prepayment shall be paid to the Appropriate Lenders in accordance with their respective Pro Rata Shares of such prepayment, subject to clauses (vi) and (vii) of this Section 2.05(b).

(v)            [reserved].

(vi)            Notwithstanding any other provisions of this Section 2.05(b), (A) to the extent that any or all of the Net Cash Proceeds of any Disposition by a Subsidiary giving rise to a prepayment event pursuant to Section 2.05(b)(ii) (a “Foreign Disposition”), the Net Cash Proceeds of any Casualty Event from a Subsidiary that is neither a U.S. Subsidiary nor a Canadian Subsidiary (a “Foreign Casualty Event”) or Excess Cash Flow attributable to a Subsidiary that is neither a U.S. Subsidiary nor a Canadian Subsidiary, in any such case are prohibited or delayed by (I) any applicable Law (or other material agreements binding on such Subsidiary) or (II) the material constituent documents of any non-Wholly-Owned Subsidiary, in any case, from being repatriated to the Borrower, an amount equal to the portion of such Net Cash Proceeds or Excess Cash Flow so affected will not be required to be applied to repay Term Loans at the times provided in this Section 2.05(b) but may be retained by the applicable Subsidiary so long, but only so long, as (x) the applicable Law will not permit repatriation to the Borrower (the Borrower hereby agreeing to use commercially reasonable efforts to cause the applicable Subsidiary to promptly take all actions reasonably required by the applicable Law to permit such repatriation) or (y) the material constituent documents of the applicable Subsidiary (including as a result of minority ownership) or any other material agreements binding upon the applicable Subsidiary will not permit repatriation to the Borrower, and once such repatriation of any of such affected Net Cash Proceeds or Excess Cash Flow is permitted under the applicable Law or applicable material constituent documents or other material agreement, such repatriation will be immediately effected and an amount equal to such repatriated Net Cash Proceeds or Excess Cash Flow will be promptly (and in any event not later than five (5) Business Days after such repatriation) applied (net of additional Taxes payable or reserved against as a result thereof) to the repayment of the Term Loans pursuant to this Section 2.05(b) to the extent provided herein and (B) to the extent that the Borrower has determined in good faith that repatriation of any of or all the Net Cash Proceeds of any Foreign Disposition, any Foreign Casualty Event or Excess Cash Flow attributable to such Subsidiaries would have a material adverse tax consequence (taking into account any foreign tax credit or benefit actually realized in connection with such repatriation) (as determined in good faith by the Borrower) with respect to such Net Cash Proceeds or Excess Cash Flow, the Net Cash Proceeds or Excess Cash Flow so affected will not be required to be applied to repay Term Loans at the times provided in this Section 2.05(b) but may be retained by the applicable Subsidiary until such time as it may repatriate such amount without incurring such material adverse tax consequences (at which time the Borrower shall make a payment to repay the Term Loans to the extent provided herein).

(vii)            The Borrower shall give notice to the Administrative Agent of any mandatory prepayment of the Term Loans pursuant to Section 2.05(b)(i), (ii) or (iii), at least three (3) Business Days prior to the date on which such payment is due; provided that, in the case of Section 2.05(b)(iii), the Borrower may, subject to Section 3.05, rescind, or extend the date for prepayment specified in, any notice of prepayment under Section 2.05(b)(iii) if such prepayment would have resulted from a refinancing of all or any portion of any Facility or Facilities, which refinancing shall not be consummated or shall otherwise be delayed. Such notice shall specify the date of such prepayment and provide a reasonably detailed calculation of the amount of such prepayment. Upon receipt by the Administrative Agent of such notice, the Administrative Agent shall promptly (and, in any event, within one (1) Business Day) give notice to each Appropriate Lender of the contents of the Borrower’s prepayment notice and of such Appropriate Lender’s Pro Rata Share or other applicable share provided for under this Agreement of the prepayment. Each Appropriate Lender may elect (in its sole discretion) to decline all (but not less than all) of its Pro Rata Share or other applicable share provided for under this Agreement of the prepayment (such amounts so declined, the “Declined Amounts”) of any mandatory prepayment (other than any mandatory prepayment made under Section 2.05(b)(iii)(B)) by giving notice of such election in writing (each, a “Rejection Notice”) to the Administrative Agent by 12:00 p.m. (New York City time), on the date that is one (1) Business Day after the date of such Lender’s receipt of notice from the Administrative Agent regarding such prepayment. Each Rejection Notice from a given Lender shall specify the principal amount of the mandatory repayment of Term Loans to be rejected by such Lender. If a Lender fails to deliver a Rejection Notice to the Administrative Agent within the time frame specified above, or such Rejection Notice fails to specify the principal amount of the Term Loans to be rejected, any such failure will be deemed to constitute an acceptance of such Lender’s Pro Rata Share or other applicable share provided for under this Agreement of the total amount of such mandatory prepayment of Term Loans. Upon receipt by the Administrative Agent of such Rejection Notice, the Administrative Agent shall promptly (and, in any event, within one (1) Business Day) notify the Borrower of such election. The aggregate amount of the Declined Amounts shall be retained by the Borrower and the Restricted Subsidiaries and/or applied by the Borrower or any of the Restricted Subsidiaries in any manner not inconsistent with the terms of this Agreement (such Declined Amounts retained and/or applied by the Borrower and the Restricted Subsidiaries, the “Borrower Retained Prepayment Amounts”).

(c)            Interest, Funding Losses, Etc. All prepayments under this Section 2.05 shall be accompanied by all accrued interest thereon, together with, in the case of any such prepayment of a ~~Eurocurrency Rate~~Term SOFR Loan on a date prior to the last day of an Interest Period therefor, any amounts owing in respect of such ~~Eurocurrency Rate~~Term SOFR Loan pursuant to Section 3.05.

Notwithstanding any of the other provisions of this Section 2.05, so long as no Event of Default shall have occurred and be continuing, if any prepayment of ~~Eurocurrency Rate~~Term SOFR Loans is required to be made under this Section 2.05 prior to the last day of the Interest Period therefor, in lieu of making any payment pursuant to this Section 2.05 in respect of any such ~~Eurocurrency Rate~~Term SOFR Loan prior to the last day of the Interest Period therefor, the Borrower may, in its sole discretion, deposit an amount sufficient to make any such prepayment otherwise required to be made hereunder together with accrued interest to the last day of such Interest Period into a Cash Collateral Account until the last day of such Interest Period, at which time the Administrative Agent shall be authorized (without any further action by or notice to or from the Borrower or any other Loan Party) to apply such amount to the prepayment of such Loans in accordance with this Section 2.05. Upon the occurrence and during the continuance of any Event of Default, the Administrative Agent shall also be authorized (without any further action by or notice to or from the Borrower or any other Loan Party) to apply such amount to the prepayment of the outstanding Loans in accordance with the relevant provisions of this Section 2.05.

Section 2.06      Termination or Reduction of Commitments.

(a)            Optional. The Borrower may, upon written notice to the Administrative Agent, terminate the unused Commitments of any Class, or from time to time permanently reduce the unused Commitments of any Class, in each case without premium or penalty; provided that (i) any such notice shall be received by the Administrative Agent three (3) Business Days prior to the date of termination or reduction and (ii) any such partial reduction shall be in an aggregate amount of $5,000,000 or any whole multiple of $1,000,000 in excess thereof, or C$5,000,000 or any whole multiple of C$1,000,000 in excess thereof, as applicable, or, if less, the entire amount thereof. Notwithstanding the foregoing, the Borrower may rescind or postpone any notice of termination of the Commitments if such termination would have resulted from a refinancing of all or any portion of any Facility or Facilities, which refinancing shall not be consummated or otherwise shall be delayed.

(b)            Mandatory. The Initial Canadian Term Commitment of each Term Lender shall be automatically and permanently reduced to C$0 upon the making of such Term Lender’s Initial Canadian Term Loans pursuant to Section 2.01(a). The Initial U.S. Term Commitment of each Term Lender shall be automatically and permanently reduced to $0 upon the making of such Term Lender’s Initial U.S. Term Loans pursuant to Section 2.01(b). The Effective Date Incremental Term Commitment of each 2018 Incremental Term Lender shall be automatically and permanently reduced to $0 upon the making of such 2018 Incremental Term Lender’s Effective Date Incremental Term Loans pursuant to Section 2.01(c). The Delayed Draw Commitment of each Lender shall be automatically and permanently reduced (x) by the aggregate principal amount of Delayed Draw Term Loans made by such Lender pursuant to Section 2.01(c) and (y) if not earlier so reduced, to $0 on the Delayed Draw Commitment Termination Date upon the funding (if any) of Delayed Draw Term Loans permitted to be made on such date. The 2020 Refinancing Term Commitment of each 2020 Refinancing Term Lender shall be automatically and permanently reduced to $0 upon the making of such 2020 Refinancing Term Loans pursuant to Section 2.01(e). The 2023 Refinancing Term Commitment of each 2023 Refinancing Term Lender shall be automatically and permanently reduced to $0 upon the making of such 2023 Refinancing Term Loans pursuant to Section 2.01(f).

Section 2.07      Repayment of Loans. (a) The Borrower shall repay to the Administrative Agent for the ratable account of the Appropriate Lenders (i) on the last Business Day of each March, June, September and December, commencing with the last Business Day of December, 2016, an aggregate amount equal to 0.25% of the aggregate principal amount of all Initial Term Loans outstanding on the Closing Date (as such repayment amount shall be reduced as a result of the application of prepayments in accordance with the order of priority determined under Section 2.05); provided that at the time of any effectiveness of any Extension Amendment with respect to the Initial Term Loans, the scheduled amortization with respect to the Initial Term Loans set forth above shall be reduced ratably to reflect the percentage of Initial Term Loans converted to Extended Term Loans pursuant to such Extension Amendment (but will not affect the amount of amortization received by a given Lender with outstanding Initial Term Loans) and (ii) on the Maturity Date for the Initial Term Loans, the aggregate principal amount of all Initial Term Loans outstanding on such date; provided that the repayments under this clause may be adjusted to account for the addition of any New Term Loans that are Initial Term Loans. All Loans shall be repaid, whether pursuant to this Section 2.07 or otherwise, in the currency in which they were made.

(b)            The Borrower shall repay to the Administrative Agent for the ratable account of the Appropriate Lenders (i) on the last Business Day of each March, June, September and December, commencing with the first full quarter after the First Amendment Effective Date, an aggregate principal amount equal to $6,548,840.85 (as such repayment amount shall be reduced as a result of the application of prepayments in accordance with the order of priority determined under Section 2.05); provided that at the time of any effectiveness of any Extension Amendment with respect to the 2018 Incremental Term Loans, the scheduled amortization with respect to the 2018 Incremental Term Loans set forth above shall be reduced ratably to reflect the percentage of the 2018 Incremental Term Loans converted to Extended Term Loans pursuant to such Extension Amendment (but will not affect the amount of amortization received by a given Lender with outstanding 2018 Incremental Term Loans) and (ii) on the Maturity Date for the 2018 Incremental Term Loans, the aggregate principal amount of all 2018 Incremental Term Loans outstanding on such date; provided that the repayments under this clause may be adjusted to account for the addition of any New Term Loans that are 2018 Incremental Term Loans and for the Delayed Draw Term Loans to ensure such Delayed Draw Term Loans are “fungible” with the Effective Date Incremental Term Loans. All Loans shall be repaid, whether pursuant to this Section 2.07 or otherwise, in the currency in which they were made.

(c)            ~~(a)~~ The Borrower shall repay to the Administrative Agent for the ratable account of the Appropriate Lenders (i) on the last Business Day of each March, June, September and December, commencing with the first full fiscal quarter after the Third Amendment Effective Date, an aggregate amount equal to 0.25% of the aggregate principal amount of all 2020 Refinancing Term Loans outstanding on the Third Amendment Effective Date (as such repayment amount shall be reduced as a result of the application of prepayments in accordance with the order of priority determined under Section 2.05); provided that at the time of any effectiveness of any Extension Amendment with respect to the 2020 Refinancing Term Loans, the scheduled amortization with respect to the 2020 Refinancing Term Loans set forth above shall be reduced ratably to reflect the percentage of 2020 Refinancing Term Loans converted to Extended Term Loans pursuant to such Extension Amendment (but will not affect the amount of amortization received by a given Lender with outstanding 2020 Refinancing Term Loans) and (ii) on the Maturity Date for the 2020 Refinancing Term Loans, the aggregate principal amount of all 2020 Refinancing Term Loans outstanding on such date; provided that the repayments under this clause may be adjusted to account for the addition of any New Term Loans that are 2020 Refinancing Term Loans. All Loans shall be repaid, whether pursuant to this Section 2.07 or otherwise, in the currency in which they were made.

(d)            The Borrower shall repay to the Administrative Agent for the ratable account of the Appropriate Lenders (i) on the last Business Day of each March, June, September and December, commencing with the first full fiscal quarter after the Fourth Amendment Effective Date, an aggregate amount equal to 0.25% of the aggregate principal amount of all 2023 Refinancing Term Loans outstanding on the Fourth Amendment Effective Date (as such repayment amount shall be reduced as a result of the application of prepayments in accordance with the order of priority determined under Section 2.05); provided that at the time of any effectiveness of any Extension Amendment with respect to the 2023 Refinancing Term Loans, the scheduled amortization with respect to the 2023 Refinancing Term Loans set forth above shall be reduced ratably to reflect the percentage of 2023 Refinancing Term Loans converted to Extended Term Loans pursuant to such Extension Amendment (but will not affect the amount of amortization received by a given Lender with outstanding 2023 Refinancing Term Loans) and (ii) on the Maturity Date for the 2023 Refinancing Term Loans, the aggregate principal amount of all 2023 Refinancing Term Loans outstanding on such date; provided that the repayments under this clause may be adjusted to account for the addition of any New Term Loans that are 2023 Refinancing Term Loans. All Loans shall be repaid, whether pursuant to this Section 2.07 or otherwise, in the currency in which they were made.

Section 2.08         Interest. (a)  Subject to the provisions of Section 2.08(b), (i) each ~~Eurocurrency Rate~~Term SOFR Loan shall bear interest on the outstanding principal amount thereof ~~for each Interest Period~~from the date on which the applicable Borrowing was made at a rate per annum equal to ~~the Adjusted Eurocurrency Rate for such Interest Period~~Term SOFR plus the Applicable Rate, (ii) each Base Rate Loan shall bear interest on the outstanding principal amount thereof from the date on which the applicable Borrowing was made at a rate per annum equal to the Base Rate plus the Applicable Rate, (iii) each Canadian Prime Rate Loan shall bear interest on the outstanding principal amount thereof from the date on which the applicable Borrowing was made at a rate per annum equal to the Canadian Prime Rate plus the Applicable Rate, and (iv) each CDOR Rate Loan shall bear interest on the outstanding principal amount thereof for each Interest Period at a rate per annum equal to the CDOR Rate for such Interest Period plus the Applicable Rate,

(b)            The Borrower shall pay interest on past due amounts hereunder owing at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws. Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable upon demand.

(c)            Interest on each Loan shall be due and payable in arrears on each Interest Payment Date applicable thereto and at such other times as may be specified herein. Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law.

(d)            All computations of interest hereunder shall be made in accordance with Section 2.10.

(e)            Interest on each Loan shall be payable in the currency in which each Loan was made.

Section 2.09         Fees.

(a)            Delayed Draw Ticking Fee. The Borrower shall pay to the Administrative Agent for the ratable account of the 2018 Incremental Term Lenders a ticking fee (the “Delayed Draw Ticking Fee”) for the period from and including the First Amendment Effective Date to but excluding the last day of the Delayed Draw Commitment Period, calculated in an amount equal to the average amount of the Delayed Draw Commitments, multiplied by a percentage per annum equal to (x) for any day in the period from and including the First Amendment Effective Date to and including the date that is 30 days after the First Amendment Effective Date, 0%, (y) for any day in the period from and including the date that is 31 days after the First Amendment Effective Date to and including the date that is 60 days after the First Amendment Effective Date, 50% of the Applicable Rate for ~~Eurocurrency Rate~~Term SOFR Loans then in effect with respect to the Delayed Draw Term Loans and (z) for any day in the period from and including the date that is 61 days after the First Amendment Effective Date to and including the Delayed Draw Commitment Termination Date, 100% of the Applicable Rate for ~~Eurocurrency Rate~~Term SOFR Loans then in effect with respect to the Delayed Draw Term Loans. The Delayed Draw Ticking Fee shall be payable upon the earlier of (i) the making of any drawing of Delayed Draw Term Loans and (ii) the Delayed Draw Commitment Termination Date.

(b)            Other Fees. The Borrower shall pay to the Administrative Agent and the Lead Arrangers such fees as shall have been separately agreed upon in writing (including pursuant to the Administrative Agent Fee Letter) in the amounts and at the times so specified.

Section 2.10         Computation of Interest and Fees. (a) All computations of interest for Base Rate Loans (other than to the extent calculated by reference to clause (c) of the definition of “Base Rate”) CDOR Rate Loans and Canadian Prime Rate Loans shall be made on the basis of a year of three hundred and sixty-five (365) days or three hundred and sixty-six (366) days, as the case may be, and actual days elapsed. All other computations of fees and interest shall be made on the basis of a three hundred and sixty (360) day year and actual days elapsed (which results in more fees or interest, as applicable, being paid than if computed on the basis of a 365-day year). Interest shall accrue on each Loan for the day on which the Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is paid; provided that any Loan that is repaid on the same day on which it is made shall, subject to Section 2.12(a), bear interest for one day. In computing interest on any Loan, the day such Loan is made or converted to a Loan of a different Type shall be included for purposes of calculating interest on a Loan of such different Type and the date such Loan is subsequently repaid or converted to a Loan of a different Type, as the case may be, shall be excluded. Each determination by the Administrative Agent of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error, and (b) for purposes of the Interest Act (Canada), (i) whenever any interest or fee under this Agreement is calculated using a rate based on a year of 360 days or 365 days, as the case may be, the rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (x) the applicable rate based on a year of 360 days or 365 days, as the case may be, (y) multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is payable (or compounded) ends, and (z) divided by 360 or 365, as the case may be, (ii) the principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement, and (iii) the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

Section 2.11         Evidence of Indebtedness. (a)  Subject to Section 10.07(c), the Credit Extensions made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and evidenced by one or more entries in the Register maintained by the Administrative Agent, acting solely for purposes of Treasury Regulation Section 5f.103-1(c), as a non-fiduciary agent for the Borrower. The accounts or records maintained by the Administrative Agent and each Lender shall be prima facie evidence absent manifest error of the amount of the Credit Extensions made by the Lenders to the Borrower and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrower hereunder to pay any amount owing with respect to the Obligations. In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Administrative Agent in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error. Upon the request of any Lender made through the Administrative Agent, the Borrower shall execute and deliver to such Lender (through the Administrative Agent) a Term Note or Term Notes payable to such Lender, which shall, subject to Section 10.07(c), evidence such Lender’s Loans of the applicable Class or Classes in addition to such accounts or records. Each Lender may attach schedules to its Term Note and endorse thereon the date, Type (if applicable), amount and maturity of its Loans and payments with respect thereto.

(b)            [reserved].

(c)            Entries made in good faith by the Administrative Agent in the Register pursuant to Sections 2.11(a), and by each Lender in its account or accounts pursuant to Sections 2.11(a), shall be prima facie evidence of the amount of principal and interest due and payable or to become due and payable from the Borrower to, in the case of the Register, each Lender and, in the case of such account or accounts, such Lender, under this Agreement and the other Loan Documents, absent manifest error; provided that the failure of the Administrative Agent or such Lender to make an entry, or any finding that an entry is incorrect, in the Register or such account or accounts shall not limit or otherwise affect the obligations of the Borrower under this Agreement and the other Loan Documents.

(d)            Notwithstanding anything to the contrary contained above in this Section 2.11 or elsewhere in this Agreement, Term Notes shall only be delivered to Lenders which at any time specifically request the delivery of such Term Notes. No failure of any Lender to request, maintain, obtain or produce a Term Note evidencing its Loans to the Borrower shall affect or in any manner impair the obligations of the Borrower to pay the Loans (and all related Obligations) incurred by the Borrower which would otherwise be evidenced thereby in accordance with the requirements of this Agreement, and shall not in any way affect the security or guaranties therefor provided pursuant to the various Loan Documents.

Section 2.12         Payments Generally. (a)  All payments to be made by the Borrower shall be made free and clear of and without condition or deduction for any counterclaim, defense, recoupment or setoff. Except as otherwise expressly provided herein, all payments by the Borrower hereunder shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the Administrative Agent’s Office for payment in Canadian Dollars or U.S. Dollars, as applicable, and in Same Day Funds not later than 2:00 p.m. (New York City time) on the date specified herein. The Administrative Agent will promptly distribute to each Appropriate Lender its Pro Rata Share (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Lender’s Lending Office. All payments received by the Administrative Agent after 2:00 p.m. (New York City time) shall, at the option of the Administrative Agent, be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue.

(b)            If any payment to be made by the Borrower shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in computing interest or fees, as the case may be; provided that, if such extension would cause payment of interest on or principal of ~~Eurocurrency Rate~~Term SOFR Loans or CDOR Rate Loans to be made in the next succeeding calendar month, such payment shall be made on the immediately preceding Business Day.

(c)            (i)  Funding by Lenders; Presumption by Administrative Agent. Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing of ~~Eurocurrency Rate~~Term SOFR Loans or CDOR Rate Loans (or, in the case of any Borrowing of Base Rate Loans or Canadian Prime Rate Loans, prior to 12:00 noon (New York City time) on the date of such Borrowing) that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with Section 2.02 (or, in the case of a Borrowing of Base Rate Loans or Canadian Prime Rate Loans, that such Lender has made such share available in accordance with and at the time required by Section 2.02) and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount in immediately available funds with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at (A) in the case of a payment to be made by such Lender, the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation, plus any administrative, processing or similar fees customarily charged by the Administrative Agent in connection with the foregoing, and (B) in the case of a payment to be made by the Borrower, the interest rate applicable to the applicable Borrowing. If the Borrower and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrower the amount of such interest paid by the Borrower for such period. If such Lender pays its share of the applicable Borrowing to the Administrative Agent, then the amount so paid shall constitute such Lender’s Loan included in such Borrowing. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent.

(ii)            Payments by Borrower; Presumptions by Administrative Agent. Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Appropriate Lenders the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Appropriate Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender, in immediately available funds with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

A notice of the Administrative Agent to any Lender or the Borrower with respect to any amount owing under this Section 2.12(c) shall be conclusive, absent manifest error.

(d)            If any Lender makes available to the Administrative Agent funds for any Loan to be made by such Lender as provided in the foregoing provisions of this Article II, and such funds are not made available to the Borrower by the Administrative Agent because the conditions to the applicable Credit Extension set forth in Article IV are not satisfied or waived in accordance with the terms hereof, the Administrative Agent shall return such funds (in like funds as received from such Lender) to such Lender, without interest.

(e)            The obligations of the Lenders hereunder to make Loans and to make payments pursuant to Section 9.07 are several and not joint. The failure of any Lender to make any Loan or to make any payment under Section 9.07 on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan or to make its payment under Section 9.07.

(f)            Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

(g)            Whenever any payment received by the Administrative Agent under this Agreement or any of the other Loan Documents is insufficient to pay in full all amounts due and payable to the Administrative Agent and the Lenders under or in respect of this Agreement and the other Loan Documents on any date, such payment shall be distributed by the Administrative Agent and applied by the Administrative Agent and the Lenders in the order of priority set forth in Section 8.03. If the Administrative Agent receives funds for application to the Obligations of the Loan Parties under or in respect of the Loan Documents under circumstances for which the Loan Documents do not specify the manner in which such funds are to be applied, the Administrative Agent may, but shall not be obligated to, elect to distribute such funds to each of the Lenders in accordance with such Lender’s Pro Rata Share or other applicable share provided for under this Agreement of the Outstanding Amount of all Loans outstanding at such time, in repayment or prepayment of such of the outstanding Loans then owing to such Lender.

Section 2.13         Sharing of Payments, Etc. If, other than as expressly provided elsewhere herein, any Lender shall obtain on account of the Loans made by it, any payment (whether voluntary, involuntary, through the exercise of any right of setoff, or otherwise) in excess of its Pro Rata Share (or other share contemplated hereunder) thereof, such Lender shall immediately (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) from the other Lenders such participations in the Loans made by them as shall be necessary to cause such purchasing Lender to share the excess payment in respect of such Loans with each of them in accordance with their respective Pro Rata Shares; provided that if all or any portion of such excess payment is thereafter recovered from the purchasing Lender under any of the circumstances described in Section 10.06 (including pursuant to any settlement entered into by the purchasing Lender in its discretion), such purchase shall to that extent be rescinded and each other Lender shall repay to the purchasing Lender the purchase price paid therefor, together with an amount equal to such paying Lender’s Pro Rata Share (according to the proportion of (i) the amount of such paying Lender’s required repayment to (ii) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered, without further interest thereon. The provisions of this clause shall not be construed to apply to (A) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement as in effect from time to time or (B) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant permitted hereunder. The Borrower agrees that any Lender so purchasing a participation from another Lender may, to the fullest extent permitted by applicable Laws, exercise all its rights of payment (including the right of setoff, but subject to Section 10.09) with respect to such participation as fully as if such Lender were the direct creditor of the Borrower in the amount of such participation. The Administrative Agent will keep records (which shall be conclusive and binding in the absence of manifest error) of participations purchased under this Section 2.13 and will in each case notify the Lenders following any such purchases or repayments. Each Lender that purchases a participation pursuant to this Section 2.13 shall from and after such purchase have the right to give all notices, requests, demands, directions and other communications under this Agreement with respect to the portion of the Obligations purchased to the same extent as though the purchasing Lender were the original owner of the Obligations purchased.

Section 2.14         Incremental Credit Extensions. (a)  The Borrower may at any time or from time to time after the Closing Date, by notice to the Administrative Agent (whereupon the Administrative Agent shall promptly deliver a copy to each of the Lenders), request one or more additional tranches of term loans (the “New Term Loans”), which may be of the same Facility and Class as any existing Class of Term Loans (a “Term Loan Increase”), a separate class of Term Loans (collectively with any Term Loan Increase, the “New Term Commitments”) or a new revolving facility to be provided hereunder (“New Revolving Commitments” and, together with any New Term Commitments, the “New Commitments”); provided that (i) both immediately before and immediately after the effectiveness of any Incremental Amendment referred to below (or, in the case of a Permitted Acquisition or permitted Investment, on the date of the execution of (x) the definitive agreement in connection therewith and (y) any Commitment in respect of New Term Loans or New Revolving Commitments), no Event of Default (or, in the case of a Permitted Acquisition, a permitted Investment or the First Amendment Transactions, no Specified Default) shall exist and (ii) both immediately before and immediately after the effectiveness of any Incremental Amendment referred to below either (A) the condition precedent in Section 4.02(a) shall be satisfied (for this purpose without regard to the exclusion of the applicability of this condition to Borrowings pursuant to Incremental Amendments by operation of the lead-in paragraph of Section 4.02) or (B) with respect to any incurrence of Loans pursuant to an Incremental Amendment the purpose of which is to finance a Permitted Acquisition or permitted Investment or, if the Lenders party to such Incremental Amendment consent, the Specified Representations shall be true and correct in all material respects.

Each tranche of New Term Loans or New Revolving Commitments shall be in an aggregate principal amount that is not less than C$15,000,000 or US$15,000,000, as applicable (provided that such amount may be less than C$15,000,000 or US$15,000,000 if such lesser amount is approved by the Administrative Agent or such amount represents all remaining availability under the limit set forth in the next sentence). Notwithstanding anything to the contrary herein, the aggregate principal amount of the New Term Loans or New Revolving Commitments, when added to the aggregate principal amount of any Incremental Equivalent Debt incurred or issued substantially simultaneously with the incurrence of such New Term Loans or New Revolving Commitments, shall not exceed the Available Incremental Amount at the time of incurrence or issuance thereof.

(b)            The terms and provisions of New Commitments (and the Loans in respect of the foregoing), of any Class shall be as agreed between the Borrower and the lenders providing such New Commitments; provided, that:

(i)            such New Commitments shall (x) rank pari passu in right of payment and security with the Initial Term Loans made on the Closing Date, the 2018 Incremental Term Loans ~~and~~, the 2020 Refinancing Term Loans and the 2023 Refinancing Term Loans, (y) may not be (I) secured by any assets other than Collateral or (II) guaranteed by any Person other than a Guarantor,

(ii)            (A) New Term Loans shall not (other than in respect of any such New Term Loans constituting a bridge financing that converts into Indebtedness otherwise meeting the requirements of this clause (ii)) mature earlier than the Latest Maturity Date as in effect as of the applicable Incremental Facility Closing Date and (B) New Revolving Commitments shall not mature and shall require no mandatory commitment reduction earlier than the Latest Maturity Date as in effect as of the applicable Incremental Facility Closing Date,

(iii)            New Term Loans shall (other than in respect of any such New Term Loans constituting a bridge financing that converts into Indebtedness meeting the requirement of this clause (iii)) have a Weighted Average Life to Maturity of no less than the Weighted Average Life to Maturity as then in effect for any Class of Term Loans outstanding as of the applicable Incremental Facility Closing Date,

(iv)            the currency (with the consent of the Administrative Agent, not to be unreasonably withheld, if other than Canadian Dollars or U.S. Dollars), discounts, premiums, fees, optional prepayment and redemptions terms and, subject to clauses (ii) and (iii) above, the amortization schedule, in each case applicable to any New Term Loans or New Revolving Commitments shall be determined by the Borrower and the Lenders thereunder,

(v)            the interest rate (including margin and floors) applicable to any New Term Loans or New Revolving Commitments will be determined by the Borrower and the Lenders providing such New Term Loans or New Revolving Commitments; provided that, if the All-In Yield applicable to such New Term Loans incurred prior to the first anniversary of the First Amendment Effective Date (or, with respect to the 2023 Refinancing Term Loans, the six-month anniversary of the Fourth Amendment Effective Date) pursuant to clause (a) of the Available Incremental Amount exceeds (i) the All-In Yield of the Initial Term Loans ~~and~~, the 2018 Incremental Term Loans or the 2023 Refinancing Term Loans, as applicable, of the same currency at such time by more than 50 basis points, then the interest rate margins for the Initial Term Loans ~~and~~, the 2018 Incremental Term Loans or the 2023 Refinancing Term Loans, as applicable, of such same currency shall be increased to the extent necessary so that the All-In Yield of such Initial Term Loans ~~or~~, 2018 Incremental Term Loans or 2023 Refinancing Term Loans, as applicable, is equal to the All-In Yield of such New Term Loans minus 50 basis points; provided that any increase in All-In Yield to any Initial Term Loan ~~or~~, 2018 Incremental Term Loan or 2023 Refinancing Term Loan, as applicable, due to the application or imposition of a ~~Eurocurrency Rate~~Term SOFR, Base Rate or Canadian Prime Rate or CDOR Rate floor on any New Term Loan shall be effected, at the Borrower’s option, (x) through an increase in (or implementation of, as applicable) any ~~Eurocurrency Rate~~Term SOFR, Base Rate or Canadian Prime Rate or CDOR Rate floor applicable to such Initial Term Loan ~~or~~, 2018 Incremental Term Loan or 2023 Refinancing Term Loan, as applicable, (y) through an increase in the Applicable Rate for such Initial Term Loan ~~or~~, 2018 Incremental Term Loan or 2023 Refinancing Term Loan, as applicable, or (z) any combination of (x) and (y) above,

(vi)            the New Term Loans may provide for the ability to participate on a pro rata basis, less than pro rata basis or greater than pro rata basis in any voluntary repayments or prepayments of principal of Term Loans hereunder and on a pro rata basis or less than a pro rata basis (but not greater than a pro rata basis except in the case of a prepayment of such New Term Loans under Section 2.05(b)(iii)(B)) in any mandatory repayments or prepayments of principal of Term Loans hereunder it being agreed that the Borrower may, at its option, elect to prepay or terminate earlier maturing tranches on a greater than pro rata basis,

(vii)            the New Revolving Commitments shall contain borrowing, letter of credit issuance, repayment and termination of commitment procedures and other terms and conditions as determined by the Borrower and the Lenders providing such New Revolving Commitments,

(viii)            [reserved], and

(ix)            except (1) for covenants or other provisions applicable only to periods after the Latest Maturity Date of the Term Loans (which shall be deemed to be reasonably satisfactory to the Administrative Agent), and (2) pricing, fees, rate floors, premiums, optional payment and redemption terms (subject to the preceding clauses (i) through (viii)), the terms and conditions applicable to such New Revolving Commitments, New Term Commitments and New Term Loans may be different from those of the Term Loans, to the extent (x) such differences are agreed upon by the Borrower and the Lenders in respect of such New Revolving Commitments or New Term Commitments, as applicable, and are reasonably acceptable to the Administrative Agent or (y) reflect market terms and conditions at the time of incurrence or issuance thereof, as reasonably determined by the Borrower; provided that in the case of a Term Loan Increase, the terms, provisions and documentation of such Term Loan Increase shall be identical (other than with respect to upfront fees and OID and arrangement, structuring or similar fees payable in connection therewith) to the applicable Term Loans being increased, as existing on the respective Incremental Facility Closing Date; provided, further, that the terms of any New Term Commitments shall not include any financial maintenance covenant unless such financial maintenance covenant shall also apply for the benefit of the Term Commitments (and any Term Loans made pursuant thereto); provided, further, that the terms of any New Revolving Commitment may include a financial maintenance covenant or related equity cure so long as the Administrative Agent shall have been given prompt written notice thereof and this Agreement is amended to include such financial maintenance covenant or related equity cure for the benefit of each Facility (provided, further, however, that, if the applicable new financial maintenance covenant is a “springing” financial maintenance covenant for the benefit of such New Revolving Commitment or covenant only applicable to, or for the benefit of, such New Revolving Commitment, such financial maintenance covenant shall be automatically included in this Agreement only for the benefit of each New Revolving Commitment hereunder (and not for the benefit of any other Facility hereunder)).

(c)            Each notice from the Borrower pursuant to this Section shall set forth the requested amount and proposed terms of the relevant New Term Loans or New Revolving Commitment and the date on which the Borrower proposes that the same shall be effective (each, an “Incremental Amount Date”). New Term Loans or New Revolving Commitments may be made by any existing Lender (but no existing Lender (including the Administrative Agent in its capacity as an existing Lender) shall have any obligation to make a portion of any New Term Loan or New Revolving Commitments) or by any Additional Lender; provided that the Administrative Agent shall have consented (not to be unreasonably conditioned, withheld or delayed) to such Lender’s or Additional Lender’s making such New Term Loans or New Revolving Commitments if such consent would be required under Section 10.07(b) for an assignment of Loans to such Lender or Additional Lender; provided, further, that no Additional Lender that is an Affiliated Lender or an Affiliated Debt Fund shall be permitted to make or provide New Term Loans or New Revolving Commitments, unless the requirements of Sections 10.07(h) and (i) (as applicable) shall be met, assuming that the making or provision of such New Term Loans or New Revolving Commitments is an assignment of such New Term Loans or New Revolving Commitments to such Person. Commitments in respect of New Term Loans or New Revolving Commitments shall become Commitments under this Agreement pursuant to an amendment (an “Incremental Amendment”) to this Agreement and, as appropriate, the other Loan Documents, executed by the Borrower, each existing Lender agreeing to provide such Commitment, if any, each Additional Lender agreeing to provide such Commitment, if any, and the Administrative Agent. The Incremental Amendment may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section 2.14 and, in the case of any Incremental Amendment with respect to New Revolving Commitments, any other terms, conditions and mechanics customary for a revolving facility of the type being provided pursuant to the New Revolving Commitments). The effectiveness of (and, in the case of any Incremental Amendment for New Term Loans, any Credit Extension under) any Incremental Amendment shall be subject to the satisfaction on the date thereof (each, an “Incremental Facility Closing Date”) of each of the conditions as the Borrower and the Lenders providing such Commitment shall agree, including, to the extent reasonably requested by the Administrative Agent, receipt by the Administrative Agent of (a) (i) customary officer’s certificates and board resolutions and (ii) customary opinions of counsel to the Loan Parties, in each case, consistent with those delivered on the Closing Date (other than changes to legal opinions resulting from a change in law, change in fact or change to counsel’s form of opinion reasonably satisfactory to the Administrative Agent), (b) a First Lien Intercreditor Agreement or Junior Lien Intercreditor Agreement, as appropriate, and (c) supplemental or reaffirmation agreements and/or such amendments to the Collateral Documents and/or the Guaranty as may be reasonably requested by the Administrative Agent (including Mortgage amendments) in order to ensure that any New Commitment are provided with the benefit of the applicable Loan Documents. The Borrower shall use the proceeds (if any) of the New Term Loans or New Revolving Commitments for any purpose not prohibited by this Agreement. No Lender shall be obligated to commit to provide any New Term Loans or New Revolving Commitments unless it so agrees.

(d)            [reserved].

(e)            Any New Term Commitment may be designated a separate Class of Term Loans for all purposes of this Agreement. This Section 2.14 shall supersede any provisions in Section 2.05, Section 2.12, Section 2.13, Section 8.03 or Section 10.01 to the contrary.

Section 2.15         Refinancing Amendments. (a)  The Borrower may, at any time or from time to time after the Closing Date, by notice to the Administrative Agent (a “Refinancing Loan Request”), request (i) the establishment of one or more new Classes of Term Loans under this Agreement (any such new Class, “New Refinancing Term Commitments”) or (ii) increases to one or more existing Classes of term loans under this Agreement (any such increase to an existing Class, collectively with New Refinancing Term Commitments, “Refinancing Term Commitments”), in each case, established in exchange for, or to extend, renew, replace, repurchase, retire or refinance, in whole or in part, as selected by the Borrower, any one or more of the existing Class or Classes of Loans or Commitments (with respect to a particular Refinancing Term Commitment or Refinancing Term Loan, such existing Loans or Commitments, “Refinanced Debt”), whereupon the Administrative Agent shall promptly deliver a copy of each such notice to each of the Lenders.

(b)            Any Refinancing Term Loans made pursuant to New Refinancing Term Commitments may be designated a separate Class of Refinancing Term Loans for all purposes of this Agreement. On any Refinancing Facility Closing Date on which any Refinancing Term Commitments of any Class are effected, subject to the satisfaction of the terms and conditions in this Section 2.15, (i) each Refinancing Term Lender of such Class shall make a Term Loan to the Borrower (a “Refinancing Term Loan”) in an amount equal to its Refinancing Term Commitment of such Class and (ii) each Refinancing Term Lender of such Class shall become a Lender hereunder with respect to the Refinancing Term Commitment of such Class and the Refinancing Term Loans of such Class made pursuant thereto.

(c)            Each Refinancing Loan Request from the Borrower pursuant to this Section 2.15 shall set forth the requested amount and proposed terms of the relevant Refinancing Term Loans and identify the Refinanced Debt with respect thereto. Refinancing Term Loans may be made by any existing Lender (but no existing Lender shall have any obligation to make any portion of any Refinancing Term Loan) or by any Additional Lender; provided that the Administrative Agent shall have consented (not to be unreasonably conditioned, withheld or delayed) to such Lender’s or Additional Lender’s making such Refinancing Term Loans if such consent would be required under Section 10.07(b) for an assignment of Loans to such Lender or Additional Lender; provided, further, that no Additional Lender that is an Affiliated Lender or an Affiliated Debt Fund shall be permitted to make or provide Refinancing Term Loans unless the requirements of Sections 10.07(h) and (i) (as applicable) shall be met, assuming that the making or provision of such Refinancing Term Loans is an assignment of such Refinancing Term Loans to such Person (each such existing Lender or Additional Lender providing such Commitment or Loan, a “Refinancing Term Lender” and, collectively, “Refinancing Lenders”).

(d)            The effectiveness of any Refinancing Amendment, and the Refinancing Term Commitments thereunder, shall be subject to the satisfaction on the date thereof (a “Refinancing Facility Closing Date”) of each of the following conditions, together with any other conditions set forth in such Refinancing Amendment:

(i)            after giving effect to such Refinancing Term Commitments, the conditions of Sections 4.02(a) and (b) shall be satisfied (it being understood that all references to “the date of such Credit Extension” or similar language in such Section 4.02 shall be deemed to refer to the applicable Refinancing Facility Closing Date),

(ii)           each Refinancing Term Commitment shall be in an aggregate principal amount that is not less than C$5,000,000 and shall be in an increment of C$1,000,000 (provided that such amount may be less than C$5,000,000 and not in an increment of C$1,000,000 if such amount is equal to the entire outstanding principal amount of Refinanced Debt that is in the form of Term Loans),

(iii)          to the extent reasonably requested by the Administrative Agent, the receipt by the Administrative Agent (A) (I) customary officer’s certificates and board resolutions and (II) customary opinions of counsel to the Loan Parties, in each case, consistent with those delivered on the Closing Date (other than changes to legal opinions resulting from a change in law, change in fact or change to counsel’s form of opinion reasonably satisfactory to the Administrative Agent), (B) a First Lien Intercreditor Agreement or Junior Lien Intercreditor Agreement, as appropriate, and (C) supplemental or reaffirmation agreements and/or such amendments to the Collateral Documents as may be reasonably requested by the Administrative Agent (including Mortgage amendments, if applicable) in order to ensure that any Refinancing Term Commitment is provided with the benefit of the applicable Loan Documents, and

(iv)          the Refinancing Term Loans made pursuant to any increase in any existing Class of Term Loans shall be added to (and form part of) each Borrowing of outstanding Term Loans under the respective Class so incurred on a pro rata basis (based on the principal amount of each Borrowing) so that each Lender under such Class will participate proportionately in each then outstanding Borrowing of Term Loans under such Class in accordance with its Pro Rata Share.

(e)            The terms and provisions of the Refinancing Term Commitments (and the Loans in respect of the foregoing), of any Class shall be as agreed between the Borrower and the lenders providing such Refinancing Term Commitments; provided, that:

(i)            such Refinancing Term Commitments shall (x) rank pari passu or junior in right of payment and shall be unsecured or rank pari passu or junior in right of security with all Term Loans, Permitted Pari Passu Secured Refinancing Debt and (to the extent secured by all or a portion of the Collateral on a pari passu basis with any of the foregoing) any Incremental Equivalent Debt and (y) may not be (I) if secured, secured by any assets other than Collateral or (II) guaranteed by any Person other than a Guarantor or (III) secured by security documentation that is materially more restrictive to the Borrower and the Guarantors than the Loan Documents,

(ii)           Refinancing Term Loans shall not mature earlier than the Maturity Date of the applicable Refinanced Debt as then in effect,

(iii)          Refinancing Term Loans shall have a Weighted Average Life to Maturity of no less than the Weighted Average Life to Maturity as then in effect for the applicable Refinanced Debt (prior to any extension thereto),

(iv)          the currency, discounts, premiums, fees, optional prepayment and redemptions terms and, subject to clauses (ii) and (iii) above, the amortization schedule applicable to any Refinancing Term Loans shall be determined by the Borrower and the Lenders thereunder; provided that a currency other than Canadian Dollars and U.S. Dollars shall be subject to the consent of the Administrative Agent (not to be unreasonably withheld),

(v)           the interest rate (including margin and floors) applicable to any Refinancing Term Loans will be determined by the Borrower and the Lenders providing such Refinancing Term Loans,

(vi)          the Refinancing Term Loans may provide for the ability to participate on a pro rata basis, greater than or less than pro rata basis in any voluntary repayments or prepayments of principal of Term Loans hereunder and on a pro rata basis or less than a pro rata basis (but not greater than a pro rata basis except in the case of a prepayment under Section 2.05(b)(iii)(B)) in any mandatory repayments or prepayments of principal of Term Loans hereunder,

(vii)         [reserved]

(viii)        [reserved],

(ix)           Refinancing Term Loans shall not have a greater principal amount than the principal amount of the applicable Refinanced Debt plus any accrued but unpaid interest and fees on such Refinanced Debt plus existing commitments unutilized under such Refinanced Debt to the extent permanently terminated at the time of incurrence of such new Indebtedness plus the amount of any premium or penalty or premium required to be paid under the terms of the instrument or documents governing such Refinanced Debt and any reasonable fees and expenses (including OID, upfront fees or similar fees) incurred in connection with the issuance of such Refinancing Term Loans,

(x)           [reserved],

(xi)          except as set forth above, the material terms and conditions of any such Refinancing Term Commitments (and the Loans in respect thereof) shall be (taken as a whole) no more favorable (as reasonably determined by the Borrower in good faith) to the Refinancing Lenders providing such Refinancing Term Commitments than those applicable to the applicable Refinanced Debt (except for (1) covenants or other provisions applicable only to periods after the Latest Maturity Date and (2) pricing, fees, rate floors, premiums, optional prepayment or redemption terms) unless such terms and conditions reflect market terms and conditions for such Refinancing Term Commitments at the time of incurrence or issuance thereof (in each case, as determined by the Borrower in good faith); provided, that the terms of any New Term Commitments shall not include any financial maintenance covenant unless such financial maintenance covenant shall also apply for the benefit of the Term Commitments (and any Term Loans made pursuant thereto), and

(xii)            notwithstanding the foregoing, Refinancing Term Commitments of the kind described in Section 2.15(a)(A)(ii) (and the Refinancing Loans made pursuant thereto) shall form part of the same Class as, and have identical terms to, the applicable Class of Term Loans to which they apply.

(f)            Commitments in respect of Refinancing Term Loans shall become Commitments under this Agreement pursuant to an amendment (a “Refinancing Amendment”) to this Agreement and, as appropriate, the other Loan Documents, executed by the Borrower, each existing Lender agreeing to provide such Commitment, if any, each Additional Lender agreeing to provide such Commitment, if any, and the Administrative Agent. The Refinancing Amendment may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section 2.15. The Borrower will use the proceeds, if any, of the Refinancing Term Loans in exchange for, or to extend, renew, replace, repurchase, retire or refinance, and shall permanently terminate applicable commitments under, the applicable Refinanced Debt, in each case, in accordance with Section 2.05(b)(iii)(B).

(g)            [reserved].

(h)            Any New Refinancing Term Commitment shall be designated a separate Class of Term Loans for all purposes of this Agreement.

(i)            In lieu of incurring any Refinancing Term Loans, the Borrower may at any time or from time to time after the Closing Date issue, incur or otherwise obtain (it being understood that no Lender shall be required to provide any such Indebtedness) (A) secured Indebtedness under a separate agreement in the form of one or more series of senior secured notes that are secured on a pari passu basis with the Obligations (but without regard to the control of remedies) (such notes, “Permitted Pari Passu Secured Refinancing Debt”), (B) secured Indebtedness in the form of one or more series of second lien (or other junior lien) secured notes or second lien (or other junior lien) secured loans, in each case, that are secured on a pari passu or subordinated basis with the Obligations (such notes or loans, “Permitted Junior Secured Refinancing Debt”) and (C) senior unsecured or subordinated unsecured Indebtedness in the form of one or more series of senior unsecured or subordinated unsecured notes or loans (such notes or loans, “Permitted Unsecured Refinancing Debt” and together with Permitted Pari Passu Secured Refinancing Debt and Permitted Junior Secured Refinancing Debt, “Refinancing Equivalent Debt”), in each case, in exchange for, or to extend, renew, replace, repurchase, retire or refinance, in whole or in part, any existing Class or Classes of Loans (such Loans, “Refinanced Loans”).

(i)            Any Refinancing Equivalent Debt:

(A)            (1) shall not have a final scheduled maturity date earlier than the Maturity Date of the Refinanced Loans, (2) shall not have a Weighted Average Life to Maturity shorter than the remaining Weighted Average Life to Maturity of the applicable Refinanced Loans, (3) shall not be guaranteed by Persons other than Guarantors, (4) shall not have a greater principal amount than the principal amount of the Refinanced Loans plus any accrued but unpaid interest and fees on such Refinanced Loans plus existing commitments unutilized under such Refinanced Loans to the extent permanently terminated at the time of incurrence of such new Indebtedness plus the amount of any premium or penalty or premium required to be paid under the terms of the instrument or documents governing such Refinanced Loans and any reasonable fees and expenses (including OID, upfront fees or similar fees) incurred in connection with the issuance of such Refinancing Equivalent Debt, and (5) the covenants and events of default applicable to such Refinancing Equivalent Debt shall not be, when taken as a whole, materially more favorable, to the holders of such Indebtedness than those applicable to the Refinanced Loans (except for covenants or other provisions applicable only to periods after the Maturity Date for such Refinanced Loans) unless such covenants and events of default for such Refinancing Equivalent Debt are reflective of market terms and conditions for the type of Indebtedness incurred or issued at the time of issuance or incurrence thereof (in each case, as determined by the Borrower in good faith); provided that a certificate of the Borrower delivered to the Administrative Agent at least two (2) Business Days prior to the incurrence of such Indebtedness stating that the Borrower has reasonably determined in good faith that such covenants and defaults satisfy the foregoing requirement shall be conclusive evidence that such covenants and defaults satisfy the foregoing requirement unless the Administrative Agent notifies the Borrower within such two (2) Business Day period that it disagrees with such determination (including a reasonably detailed description of the basis upon which it disagrees);

(B)            (1) if either Permitted Pari Passu Secured Refinancing Debt or Permitted Junior Secured Refinancing Debt, shall be subject to security agreements substantially the same as the Collateral Documents (with such differences as are appropriate to reflect the nature of such Refinancing Equivalent Debt and are otherwise reasonably satisfactory to the Administrative Agent), (2) if Permitted Pari Passu Secured Refinancing Debt, (x) shall be secured by all or a portion of the Collateral on a pari passu basis (but without regard to control of remedies) with the Obligations and shall not be secured by any property or assets other than the Collateral, and (y) shall be subject to a First Lien Intercreditor Agreement, and (3) if Permitted Junior Secured Refinancing Debt, (x) shall be secured by the Collateral on a second priority (or other junior priority) basis to the Liens securing the Obligations and shall not be secured by any property or assets of the Borrower or any Restricted Subsidiary other than the Collateral, and (y) shall be subject to the Junior Lien Intercreditor Agreement; and

(C)            shall be incurred, and the proceeds thereof used, solely to repay, repurchase, retire or refinance the Refinanced Loans and terminate all commitments thereunder in accordance with Section 2.05(b)(iii)(B).

(j)            This Section 2.15 shall supersede any provisions in Section 2.05, Section 2.12, Section 2.13, Section 8.03 or Section 10.01 to the contrary.

Section 2.16         [Reserved].

Section 2.17         Extended Term Loans. (a)  The Borrower may at any time and from time to time request that all or a portion of the Term Loans of a given Class (each, an “Existing Term Loan Facility”) be converted to extend the scheduled maturity date(s) of any payment of principal with respect to all or a portion of any principal amount of such Loans (any such Term Loans which have been so converted, “Extended Term Loans”) and to provide for other terms consistent with this Section 2.17. In order to establish any Extended Term Loans, the Borrower shall provide an Extension Request to the Administrative Agent (who shall provide a copy of such notice to each of the Lenders under the applicable Existing Term Loan Facility) setting forth the proposed terms of the Extended Term Loans to be established, which shall (x) be identical as offered to each Lender under such applicable Existing Term Loan Facility (including as to the proposed interest rates and fees payable, but excluding any arrangement, structuring or other similar fees payable in connection therewith that are not generally shared with the relevant Lenders) and offered to each Lender under such Existing Term Loan Facility in accordance with its Pro Rata Share with respect thereto and (y) be identical to the Term Loans under the Existing Term Loan Facility from which such Extended Term Loans are to be converted, except that: (i) the scheduled amortization payments of principal, if any, and/or scheduled final maturity date of the Extended Term Loans shall be as set forth in the applicable Extension Amendment, subject to the provisos below, (ii) the All-In Yield with respect to the Extended Term Loans (whether in the form of interest rate margin, upfront fees, funding discounts, OID, prepayment premiums or otherwise) may be different than the All-In Yield for the Term Loans of such Existing Term Loan Facility, in each case, to the extent provided in the applicable Extension Amendment, (iii) the applicable Extension Amendment may provide for other covenants and terms that apply solely to any period after the Latest Maturity Date, and (iv) Extended Term Loans may have optional prepayment terms (including call protection and prepayment premiums) and mandatory repayment terms (other than as to scheduled amortization and final maturity date) as may be agreed by the Borrower and the Lenders thereof; provided that no Extended Term Loans may participate on a greater than pro rata basis in any mandatory prepayment with any then existing Class of Term Loans (other than scheduled amortization and in the case of a prepayment under Section 2.05(b)(iii)(B)); provided, further, that (A) in no event shall the final maturity date of any Extended Term Loans of a given Term Loan Extension Series at the time of establishment thereof be earlier than the final maturity of the Existing Term Loan Facility being extended and (B) scheduled amortization applicable to such Extended Term Loans shall not exceed (or occur on different dates than) the scheduled amortization (exclusive of payments required at maturity) which previously applied to the Term Loans that are being extended (which regular amortization in the same amounts (or lesser amounts, if agreed by the applicable Extending Term Lenders) may continue after the final maturity of the Existing Term Loan Facility being extended) at any time prior to the final maturity of the Existing Term Loan Facility being extended. Any Class of Extended Term Loans converted pursuant to any Extension Request shall be designated a series (each, a “Term Loan Extension Series”) of Extended Term Loans for all purposes of this Agreement; provided that any Extended Term Loans converted from an Existing Term Loan Facility may, to the extent provided in the applicable Extension Amendment, be designated as an increase in any previously established Term Loan Extension Series with respect to such Existing Term Loan Facility (in which case scheduled amortization with respect thereto shall be proportionally increased). Each Term Loan Extension Series of Extended Term Loans incurred under this Section 2.17 shall be in an aggregate principal amount that is not less than C$5,000,000 (or, in the case of any Class of Term Loans with an entire outstanding principal amount of less than C$5,000,000 that is to be extended in full, such outstanding principal amount) (unless such extension is made pursuant to clause (e) below) and the Borrower may impose an Extension Minimum Condition with respect to any Extension Request for Extended Term Loans, which may be waived by the Borrower in its sole discretion.

(b)            The Borrower shall provide the applicable Extension Request (which may be in the form of a term sheet posted to a website for the benefit of the Lenders) at least five (5) Business Days prior to the date on which Lenders under the Existing Term Loan Facility are requested to respond (although any changes to terms previously announced shall only require one (1) Business Day’s notice), and shall agree to such procedures, if any, as may be reasonably requested by, or acceptable to, the Administrative Agent, in each case acting reasonably to accomplish the purposes of this Section 2.17. No Lender shall have any obligation to agree to have any of its Term Loans of any Existing Term Loan Facility converted into Extended Term Loans pursuant to any Extension Request or offer made pursuant to clause (e) below. Any Lender (each, an “Extending Term Lender”) wishing to have all or a portion of its Term Loans under the Existing Term Loan Facility subject to such Extension Request converted into Extended Term Loans shall notify the Administrative Agent (each, a “Term Loan Extension Election”) on or prior to the date specified in such Extension Request of the amount of its Term Loans under the Existing Term Loan Facility which it has elected to request be converted into Extended Term Loans (subject to any customary minimum denomination requirements imposed by the Administrative Agent). In the event that the aggregate principal amount of Term Loans under the Existing Term Loan Facility in respect of which applicable Term Lenders shall have accepted the relevant Extension Request exceeds the amount of Extended Term Loans requested to be extended pursuant to the Extension Request, Term Loans subject to Term Loan Extension Elections shall be converted to Extended Term Loans on a pro rata basis (subject to rounding by the Administrative Agent, which shall be conclusive) based on the aggregate principal amount of Term Loans included in each such Term Loan Extension Election.

(c)            Extended Term Loans shall be established pursuant to an Extension Amendment amending the terms of this Agreement among the Borrower, the Administrative Agent and each Extending Term Lender providing an Extended Term Loan thereunder, which shall be consistent with the provisions set forth in Section 2.17(a) above and reasonably satisfactory to the Administrative Agent. Each such Extension Amendment shall include representations (x) as to the accuracy of representations and warranties set forth in Article V of this Agreement and in the other Loan Documents in all material respects immediately before and after giving effect to such Extension Amendment and the transactions contemplated thereby and (y) that no Default shall have occurred and be continuing as of the effective date of such Extension Amendment, after giving effect to such Extension Amendment and the transactions contemplated thereby. The effectiveness of any Extension Amendment shall be subject to any applicable Extension Minimum Condition (unless waived by the Borrower) and, to the extent reasonably requested by the Administrative Agent, be subject to receipt by the Administrative Agent of (i) board resolutions and officers’ certificates consistent with those delivered on the Closing Date, (ii) customary opinions of counsel to the Loan Parties reasonably acceptable to the Administrative Agent and (iii) supplemental or reaffirmation agreements and/or such amendments to the Collateral Documents (including Mortgage amendments) and/or the Guaranty as may be reasonably requested by the Administrative Agent in order to ensure that the Extended Term Loans are provided with the benefit of the applicable Loan Documents. The Administrative Agent shall promptly notify each Lender as to the effectiveness of each such Extension Amendment. Each of the parties hereto hereby (A) agrees that, notwithstanding anything to the contrary set forth in Section 10.01, this Agreement and the other Loan Documents may be amended pursuant to an Extension Amendment, without the consent of any other Lenders, to the extent reasonably required to (i) reflect the existence and terms of the Extended Term Loans incurred pursuant thereto (including changes and additional terms as agreed by the relevant Lenders and permitted pursuant to Section 2.17(a)) and (ii) effect such other amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section, and the Lenders hereby expressly and irrevocably, for the benefit of all parties hereto, authorize the Administrative Agent to enter into such Extension Amendment and (B) consents to the transactions contemplated by this Section 2.17 (including payment of interest, fees or premiums in respect of any Extended Term Loans on such terms as may be set forth in the relevant Extension Amendment).

(d)            No conversion of Loans pursuant to any Term Loan Extension in accordance with this Section 2.17 shall constitute a voluntary or mandatory payment or prepayment for purposes of this Agreement.

(e)            Notwithstanding anything to the contrary contained above, at any time following the establishment of a Term Loan Extension Series (and so long as the last sentence of Section 2.17(b) was not applicable thereto), the Borrower may offer any Lender of the relevant Existing Term Loan Facility (without being required to make the same offer to any or all other Lenders) who failed to make a Term Loan Extension Election in respect of all or a portion of its Term Loans on or prior to the date specified in the Extension Request relating to such Term Loan Extension Series the right to convert all or any portion of its Term Loans under the respective Existing Term Loan Facility into Extended Term Loans under such Term Loan Extension Series; provided that (A) such offer and any related acceptance (x) shall be in accordance with such procedures, if any, as may be reasonably requested by, or acceptable to, the Administrative Agent, (y) shall be on identical terms (including as to the proposed interest rates and fees payable, but excluding any arrangement, structuring or other fees payable in connection therewith that are not generally shared with the relevant Lenders) to those offered to the Lenders who agreed to convert their Term Loans under the Existing Term Loan Facility into Extended Term Loans pursuant to the respective Extension Request and (z) shall result in proportionate increases to the scheduled amortization payments, if any, otherwise owing with respect to the Term Loan Extension Series, (B) any Lender which agrees to an extension pursuant to this clause (e) shall enter into a joinder agreement to the respective Extension Amendment in form and substance reasonably satisfactory to the Administrative Agent and the Borrower and executed by such Lender, the Administrative Agent, the Borrower (and the Required Lenders hereby irrevocably authorize the Administrative Agent to enter into any such joinder agreement) and (C) the Term Loans of any such Lender that are converted pursuant to this clause (e) shall be in an aggregate principal amount that is not less than C$1,000,000 (or, if such Lender’s outstanding Term Loans amount is less than C$1,000,000, such lesser amount), unless each of the Borrower and the Administrative Agent otherwise consents.

(f)            In the event that the Administrative Agent determines in its sole discretion that the allocation of Extended Term Loans of a given Term Loan Extension Series to a given Lender was incorrectly determined as a result of manifest administrative error in the receipt and processing of a Term Loan Extension Election timely submitted by such Lender in accordance with the procedures set forth in the applicable Extension Amendment, then the Administrative Agent, the Borrower and such affected Lender may (and hereby are authorized to), in their sole discretion and without the consent of any other Lender, notwithstanding anything to the contrary set forth in Section 10.01, enter into an amendment to this Agreement and the other Loan Documents (each, a “Corrective Term Loan Extension Amendment”) within 15 days following the effective date of such Extension Amendment, which Corrective Term Loan Extension Amendment shall (i) provide for the conversion and extension of Term Loans under the applicable Existing Term Loan Facility in such amount as is required to cause such Lender to hold Extended Term Loans of the applicable Term Loan Extension Series into which such other Term Loans were initially converted, in the amount such Lender would have held had such administrative error not occurred and had such Lender received the minimum allocation of the applicable Loans or Commitments to which it was entitled under the terms of such Extension Amendment in the absence of such error, (ii) be subject to the satisfaction of such conditions as the Administrative Agent, the Borrower and such Lender may agree (including conditions of the type required to be satisfied for the effectiveness of an Extension Amendment described in Section 2.17(c)), and (iii) effect such other amendments of the type (with appropriate reference and nomenclature changes) described in the last sentence of Section 2.17(c).

(g)            This Section 2.17 shall supersede any provisions in Section 2.05, Section 2.12, Section 2.13, Section 8.03 or Section 10.01 to the contrary.

Section 2.18         [Reserved].

Section 2.19         Defaulting Lenders. Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, such Defaulting Lender’s right to approve or disapprove any amendment, modification, waiver or consent with respect to this Agreement shall be restricted as set forth in the definition of Required Lenders and Required Facility Lenders.

Section 2.20         Loan Repricing Protection. At the time of the effectiveness of any Repricing Transaction that is consummated (i) with respect to the Initial Term Loans, prior to the six (6) month anniversary of the Closing Date, (ii) with respect to the 2018 Incremental Term Loans, prior to the six (6) month anniversary of the Second Amendment Effective Date ~~or~~, (iii) with respect to the 2020 Refinancing Term Loans, prior to the six (6) month anniversary of the Third Amendment Effective Date or (iv) with respect to the 2023 Incremental Term Loans, prior to the six (6) month anniversary of the Fourth Amendment Effective Date, the Borrower agrees to pay to the Administrative Agent, for the ratable account of each Term Lender with Initial Term Loans, 2018 Incremental Term Loans ~~or~~, 2020 Refinancing Term Loans or 2023 Refinancing Term Loans, as applicable, that are either prepaid, repaid, converted or otherwise subjected to a pricing reduction in connection with such Repricing Transaction (including, if applicable, any Non-Consenting Lender required to assign its Initial Term Loans or 2018 Incremental Term Loans in connection therewith), a fee in an amount equal to 1.00% of (x) in the case of a Repricing Transaction described in clause (i) of the definition thereof, the aggregate principal amount of all Initial Term Loans, 2018 Incremental Term Loans ~~or~~, 2020 Refinancing Term Loans or 2023 Refinancing Term Loan, as applicable, prepaid, refinanced, converted, substituted or replaced in connection with such Repricing Transaction and (y) in the case of a Repricing Transaction described in clause (ii) of the definition thereof, the aggregate principal amount of all Initial Term Loans, 2018 Incremental Term Loans ~~or~~, 2020 Refinancing Term Loans or 2023 Refinancing Term Loan, as applicable, outstanding on such date that are subject to an effective pricing reduction pursuant to such Repricing Transaction. Such fees shall be earned, due and payable upon the date of the effectiveness of such Repricing Transaction. For the avoidance of doubt, the Additional 2018 Incremental Term Loans constitute 2018 Incremental Term Loans for all purposes of this Section 2.20.

Section 2.21         Appointment of Joint and Several Co-Borrowers. (a)  The Initial Borrower (i) hereby designates, as of the Second Amendment Effective Date, each of GFL Environmental Holdings (US), Inc. and Betty Merger Sub Inc. (the “Second Amendment Co-Borrowers”) as a “Co-Borrower” hereunder and (ii) may, at any time following the Second Amendment Effective Date, upon not less than fifteen (15) Business Days’ notice from the Initial Borrower to the Administrative Agent (or such shorter period as may be reasonably agreed by the Administrative Agent), designate any Wholly-Owned Subsidiary of the Initial Borrower that is organized in the United States or any state thereof (a “Borrower Applicant”) as a “Co-Borrower” hereunder, in each case by delivering to the Administrative Agent (which shall promptly deliver counterparts thereof to each Lender) a duly executed Co-Borrower joinder agreement in substantially the form of Exhibit R (a “Co-Borrower Joinder Agreement”) pursuant to which, subject to the terms and conditions of this Section 2.21, each of the Second Amendment Co-Borrowers or any Borrower Applicant shall become a party to this agreement as a “Borrower” for all purposes hereunder (any so successfully appointed Borrower, a “Co-Borrower”).

(b)            The parties hereto acknowledge and agree that prior to each of the Second Amendment Co-Borrowers or any Borrower Applicant becoming a Co-Borrower hereunder, the Collateral and Guarantee Requirement in respect of each of the Second Amendment Co-Borrowers and any Borrower Applicant shall have been satisfied and the Administrative Agent shall have received such supporting resolutions, incumbency certificates, organizational documents, good standing certificates, opinions of counsel and other documents or information as may be reasonably requested by the Administrative Agent in respect of each of the Second Amendment Co-Borrowers and the Borrower Applicant, in the case of each of the Second Amendment Co-Borrowers, as required by the Second Amendment and, in the case of any Borrower Applicant, in form and substance substantially consistent with such items delivered in respect of the Borrower, the Second Amendment Co-Borrowers and the other Loan Parties on the Second Amendment Effective Date (for the avoidance of doubt (i) including information required pursuant to applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, and (ii) if the Borrower Applicant qualifies as a “legal entity” customer under 31 C.F.R. § 1010.230 and the Administrative Agent has provided the Borrower Applicant the name of each requesting Lender and its electronic delivery requirements at least ten (10) Business Days prior to the date of appointment of such Borrower Applicant as a Co-Borrower, the Administrative Agent and each such Lender requesting a beneficial ownership certification (which request is made through the Administrative Agent and which certification shall be substantially similar to the form of Certification Regarding Beneficial Owners of Legal Entity Customers published jointly, in May 2018, by the Loan Syndications and Trading Association and Securities Industry and Financial Markets Association (a “Beneficial Ownership Certification”)) will have received, at least three (3) Business Days prior to the date of appointment of such Borrower Applicant as a Co-Borrower, the Beneficial Ownership Certification in relation to the Borrower Applicant), and Term Notes signed by each of the Second Amendment Co-Borrowers and such Borrower Applicant to the extent any Lenders may reasonably request such Term Notes. Promptly following the satisfaction of the foregoing requirements, the Administrative Agent shall send a notice to the Initial Borrower and the Lenders specifying the effective date upon which each of the Second Amendment Co-Borrowers or the Borrower Applicant shall constitute Co-Borrowers for all purposes hereof (which date, in the case of each of the Second Amendment Co-Borrowers, shall be the Second Amendment Effective Date), and each of the parties agrees that each such Co-Borrower shall otherwise be a Borrower for all purposes of this Agreement and that all references herein to “Borrower” shall be deemed to include each such Co-Borrower.

(c)            Each Subsidiary of the Initial Borrower that becomes a Co-Borrower pursuant to this Section 2.21 hereby irrevocably appoints the Initial Borrower as its agent for all purposes relevant to this Agreement and each of the other Loan Documents, including (i) the giving and receipt of notices and (ii) the execution and delivery of all documents, instruments and certificates contemplated herein and all amendments and modifications hereto. Any acknowledgment, consent, direction, certification or other action which might otherwise be valid or effective only if given or taken by all Borrowers, or by each Borrower acting singly, shall be valid and effective if given or taken only by the Initial Borrower, whether or not any such other Co-Borrower joins therein. Any notice, demand, consent, acknowledgement, direction, certification or other communication delivered to the Initial Borrower in accordance with the terms of this Agreement shall be deemed to have been delivered to each Co-Borrower.

(d)            Each Subsidiary of the Initial Borrower that becomes a Co-Borrower pursuant to this Section 2.21 may be a Co-Borrower in respect of any additional tranche of term loans that is permitted to be incurred hereunder.

(e)            Each of the Initial Borrower and any Co-Borrower in respect of the 2018 Incremental Term Loans appointed pursuant to this Section 2.21 accepts joint and several liability for all Obligations hereunder in consideration of the financial accommodation provided by the Administrative Agent and the Lenders under this Agreement and the other Loan Documents, for the mutual benefit, directly and indirectly, of the Initial Borrower and such Co-Borrower. The Initial Borrower’s and such Co-Borrower’s obligations arising as a result of the joint and several liability of such Borrowers shall be separate and distinct obligations, but all such obligations shall be primary obligations of the Initial Borrower and such Co-Borrower. Upon the occurrence and during the continuation of any Event of Default, the Administrative Agent and the Lenders may proceed directly and at once, without notice, against either the Initial Borrower or such Co-Borrower to collect and recover the full amount, or any portion of, the Obligations, without first proceeding against any other Borrower or any other Person, or against any security or collateral for the Obligations. The Initial Borrower and such Co-Borrower waives, to the maximum extent permitted by law, all suretyship defenses and consents and agrees that the Administrative Agent and the Lenders shall be under no obligation to marshal any assets in favor of either the Initial Borrower or such Co-Borrower or against or in payment of any or all of the Obligations.

(e)            The Initial Borrower may from time to time, upon not less than 15 Business Days’ notice from the Initial Borrower to the Administrative Agent (or such shorter period as may be reasonably agreed by the Administrative Agent), terminate a Co-Borrower’s status as such. The Administrative Agent will promptly notify the Lenders of any such termination of a Co-Borrower’s status.

Article III

Taxes, Increased Costs Protection and Illegality

Section 3.01         Taxes. (a)  Except as required by Law, any and all payments by the Borrower or any Guarantor to or for the account of any Agent or any Lender hereunder or under any other Loan Document shall be made free and clear of and without deduction for any and all present or future taxes, duties, levies, imposts, deductions, assessments, fees, withholdings or similar charges imposed by any Governmental Authority, and all liabilities (including additions to tax, penalties and interest) with respect thereto (“Taxes”). If the Borrower, a Guarantor or any other applicable withholding agent is required by Law to deduct any Taxes from or in respect of any amount paid or payable by the Borrower or applicable Guarantor under any Loan Document to any Agent or any Lender, (i) if such Taxes are Indemnified Taxes, the sum payable shall be increased as necessary so that after all such deductions have been made (including deductions applicable to additional sums payable under this Section 3.01(a)), each Lender (or, in the case of a payment made to an Agent for its own account, such Agent) receives an amount equal to the sum it would have received had no such deductions been made, (ii) the applicable withholding agent shall make such deductions, (iii) the applicable withholding agent shall pay the full amount deducted to the relevant taxing authority, and (iv) within thirty (30) days after the date of any such payment by the Borrower or any Guarantor (or, if receipts or evidence are not available within thirty (30) days, as soon as practicable thereafter), the Borrower or Guarantor shall furnish to such Agent or Lender (as the case may be) the original or a facsimile copy of a receipt evidencing payment thereof to the extent such a receipt has been made available to the Borrower or Guarantor (or other evidence of payment reasonably satisfactory to the Administrative Agent). If the Borrower or any Guarantor fails to pay any Indemnified Taxes or Other Taxes when due to the appropriate taxing authority or fails to remit to any Agent or any Lender the required receipts or other required documentary evidence that has been made available to the Borrower or Guarantor, the Borrower or Guarantor shall indemnify such Agent and such Lender for any incremental Indemnified Taxes or Other Taxes that may become payable by such Agent or such Lender arising out of such failure.

(b)            Each Lender that is entitled to an exemption from or reduction of any applicable withholding Tax with respect to payments to be made to such Lender under any Loan Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by Law or reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, each Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable Laws or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Each such Lender shall, whenever a lapse in time or change in circumstances renders any such documentation (including any specific documentation required below in Section 3.01(c)) obsolete, expired or inaccurate in any respect, deliver promptly to the Borrower and the Administrative Agent updated or other appropriate documentation (including any new documentation reasonably requested by the Borrower or the Administrative Agent) or promptly notify the Borrower and the Administrative Agent in writing of its legal ineligibility to do so. Each Lender hereby authorizes the Administrative Agent to deliver to the Borrower and to any successor Administrative Agent any documentation provided to the Administrative Agent pursuant to this Section 3.01(b).

(c)            Without limiting the generality of the foregoing:

(i)            Each Lender that is not a U.S. Person (each a “Foreign Lender”) agrees to complete and deliver to the Borrower and the Administrative Agent on or prior to the date on which the Foreign Lender becomes a party hereto, two (2) accurate, complete and signed copies of whichever of the following is applicable:

(A)            in the case of a Foreign Lender that is entitled to benefits under an income tax treaty to which the United States is a party (or which would be entitled to claim such benefits if a U.S. Loan Party were treated as if it were a borrower or co-borrower under the Code or applicable Treasury regulations), (x) with respect to payments of interest under any Loan Document, executed copies of IRS Form W-8BEN-E (or W-8BEN, as applicable) establishing a complete exemption from U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document (including due to any U.S. Loan Party or other Subsidiary of the Borrower being treated as or as if it were a borrower or co-borrower under the Code or applicable Treasury regulations), IRS Form W-8BEN-E (or W-8BEN, as applicable) establishing a complete exemption from U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(B)            IRS Form W-8ECI or successor form;

(C)            in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 871(h) or Section 881(c) of the Code (or which would be entitled to claim such benefits if a U.S. Loan Party were treated as if it were a borrower or co-borrower under the Code or applicable Treasury regulations), a certificate (a “Non-Bank Certificate”) to the effect that such Foreign Lender is not (A) a bank described in Section 881(c)(3)(A) of the Code, (B) a 10-percent shareholder described in Section 871(h)(3)(B) of the Code, or (C) a controlled foreign corporation related to the Borrower (or to any U.S. Loan Party) within the meaning of Section 864(d) of the Code, and that no payments in connection with any Loan Document are effectively connected with such Lender’s conduct of a U.S. trade or business, in substantially the form attached hereto as Exhibit H-1 and an IRS Form W-8BEN or W-8BEN-E or successor form; or

(D)            to the extent a Foreign Lender is not the beneficial owner for U.S. federal income tax purposes (for example, where the Foreign Lender is a partnership or a participating Lender), IRS Form W-8IMY (or any successor forms) of the Foreign Lender, accompanied by, as and to the extent applicable, an IRS Form W-8BEN or W-8BEN-E, IRS Form W-8ECI, Non-Bank Certificate (in substantially the form attached hereto as Exhibit H-2 or Exhibit H-3), IRS Form W-9, IRS Form W-8IMY (or other successor forms) and/or other certification documents from each beneficial owner, as applicable, in each case, establishing a complete exemption from U.S. federal withholding tax (provided, that if the Foreign Lender is a partnership (and not a participating Lender) and one or more direct or indirect partners are claiming the portfolio interest exemption, the Foreign Lender may provide a Non-Bank Certificate (in substantially the form attached hereto as Exhibit H-4) on behalf of such direct or indirect partner(s)); or

(E)             any other form prescribed by applicable requirements of U.S. federal income tax law as a basis for claiming complete exemption from U.S. federal withholding tax on any payments from a U.S. Loan Party (if such U.S. Loan Party were treated as or as if it were a borrower or co-borrower under the Code or applicable Treasury regulations) to such Lender under the Loan Documents, duly completed together with such supplementary documentation as may be prescribed by applicable requirements of Law to permit the Borrower and the Administrative Agent to determine the withholding or deduction required to be made.

(ii)            If a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), including if any U.S. Loan Party were treated as or as if it were a borrower or co-borrower under the Code or applicable Treasury regulations, such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by Law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA, to determine whether such Lender has complied with such Lender obligations under FATCA and to determine the amount, if any, to deduct and withhold from such payment. Solely for purposes of this clause (ii), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

(iii)            Each Lender that is a U.S. Person (each a “U.S. Lender”) shall complete and deliver to the Borrower and the Administrative Agent two (2) original copies of accurate, complete and signed IRS Form W-9 or successor form certifying that such U.S. Lender is not subject to United States federal backup withholding on or prior to the date it becomes a party to this Agreement.

(iv)            Each Foreign Lender represents and warrants that, as of the date such Lender first becomes a Lender hereunder, it is entitled to provide the documentation described in Section 3.01(c)(i) and documentation described under Section 3.01(c)(ii) indicating an exemption from FATCA withholding and agrees to indemnify the Borrower and its Subsidiaries and the Administrative Agent for any Taxes imposed as a result of the breach of such representation and warranty.

(v)            The Administrative Agent shall deliver to the Borrower, on or prior to the date it becomes an Administrative Agent hereunder, upon the expiration or obsolescence of any such documentation previously delivered, and upon the reasonable request of the Borrower, such properly completed and executed IRS Form W-8IMY (indicating “Qualified Intermediary” or U.S. branch status), IRS Form W-8ECI, or IRS Form W-9 as applicable, in each case, with the effect that a U.S. Loan Party, if such U.S. Loan Party were treated as if it were a borrower or co-borrower under the Code, may make payments to the Administrative Agent, to the extent such payments are received by the Administrative Agent as an intermediary, without deduction or withholding of any taxes imposed by the United States.

(d)            The Borrower agrees to pay any and all present or future stamp, court or documentary Taxes and any other excise, property, intangible, filing or recording fees or charges or similar Taxes imposed by any Governmental Authority which arise from any payment made under any Loan Document or the execution, delivery, performance, enforcement or registration of, or otherwise with respect to, any Loan Document excluding any such Tax imposed in connection with an Assignment and Assumption, grant of a participation, transfer or assignment to or designation of a new applicable Lending Office or other office for receiving payments under any Loan Document, (i) if such Tax is imposed as a result of a present or former connection of the assignor or assignee with the jurisdiction imposing such Tax (other than any connection arising solely from having executed or entered into any Loan Document, having delivered, having received payments thereunder or having been a party to, having performed its obligations under, having received or perfected a security interest under, having entered into any other transaction pursuant to and/or having enforced, any Loan Documents) and (ii) unless such Assignment and Assumption, grant of a participation, transfer or assignment to or designation of a new applicable Lending Office or other office for receiving payments under any Loan Document was made at the request of the Borrower pursuant to Section 3.01(h) or Section 3.07 (all such non-Excluded Taxes referred to in this Section 3.01(d) being hereinafter referred to as “Other Taxes”).

(e)            The Loan Parties shall, jointly and severally, indemnify an Agent or Lender for the full amount of any Indemnified Taxes and Other Taxes paid or payable by such Agent or Lender (and any such Indemnified Taxes and Other Taxes imposed on or attributable to amounts payable under this Section 3.01), and any reasonable out-of-pocket expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the Governmental Authority. Payments under this Section 3.01(e) shall be made within ten (10) days after the date the Borrower receives written demand for payment from such Agent or Lender. A certificate as to the amount of such payment or liability delivered to the Borrower by an Agent or a Lender (with a copy to the Administrative Agent) shall be conclusive absent manifest error.

(f)            If the Borrower determines in good faith that a reasonable basis exists for contesting any Indemnified Taxes for which indemnification has been demanded or additional amounts have been payable hereunder, the relevant Lender or the relevant Agent, as applicable, shall cooperate with the Borrower in a reasonable challenge of such Taxes if so requested by the Borrower; provided that (i) such Lender or Agent determines in its sole good faith discretion that it would not be subject to any unreimbursed third party cost or expense or otherwise be materially disadvantaged by cooperating in such challenge, (ii) the Borrower pays all related expenses of such Agent or Lender, (iii) the Borrower indemnifies such Lender or Agent for any liabilities or other costs incurred by such party in connection with such challenge and (iv) Borrower indemnifies such Agent or Lender, as applicable, for any Indemnified Taxes before any such contest. Any resulting refund shall be governed by Section 3.01(g).

(g)            If any Agent or any Lender determines, in its sole discretion exercised in good faith, that it has received a refund in respect of any Indemnified Taxes as to which it has been indemnified by the Borrower or any Guarantor, as the case may be, or with respect to which the Borrower or any Guarantor, as the case may be, has paid additional amounts pursuant to this Section 3.01, it shall promptly remit such refund to the Borrower (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower or any Guarantor, as the case may be, under this Section 3.01 with respect to the Indemnified Taxes giving rise to such refund), net of all reasonable out-of-pocket expenses (including any Taxes) incurred by such Agent or such Lender and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided that the Borrower, upon the request of such Agent or such Lender, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to such Agent or such Lender in the event such Agent or such Lender is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 3.01(g), in no event will any Agent or Lender be required to pay any amount to the Borrower pursuant to this Section 3.01(g) the payment of which would place the Agent or Lender in a less favorable net after-Tax position than the Agent or Lender would have been in if the Indemnified Tax or Other Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Indemnified Tax or Other Tax had never been paid. Such Agent or such Lender, as the case may be, shall provide the Borrower and the Administrative Agent with a copy of any notice of assessment or other evidence reasonably available of the requirement to repay such refund received from the relevant Governmental Authority (provided that such Lender or such Agent may delete any information therein that such Lender or such Agent deems confidential or not relevant to such refund in its reasonable discretion). This Section 3.01(g) shall not be construed to require an Agent or Lender to make available its Tax returns (or any other information related to its Taxes) to any Loan Party or any other Person.

(h)            Each Lender agrees that, upon the occurrence of any event giving rise to the operation of Section 3.01(a) with respect to such Lender, it will, if requested by the Borrower in writing, use commercially reasonable efforts (subject to legal and regulatory restrictions) to mitigate the effect of any such event, including by designating another Lending Office for any Loan affected by such event and by completing and delivering or filing any Tax-related forms which such Lender is legally eligible to deliver and which would reduce or eliminate any amount of Indemnified Taxes or Other Taxes required to be deducted or withheld or paid by the Borrower; provided that such efforts are made at the Borrower’s expense and on terms that, in the reasonable judgment of such Lender, do not cause such Lender and its Lending Office(s) to suffer any economic, legal or regulatory disadvantage; and provided, further that nothing in this Section 3.01(h) shall affect or postpone any of the Obligations of the Borrower or the rights of such Lender pursuant to Sections 3.01(a) or (d).

(i)            The agreements in this Section 3.01 shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder, resignation of the Administrative Agent and any assignment of rights by, or replacement of, any Lender.

Section 3.02         Illegality. If any Lender reasonably determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make, maintain or fund Loans whose interest is determined by reference to the ~~Eurocurrency Rate~~Term SOFR or the CDOR Rate, or to determine or charge interest rates based upon the Adjusted ~~Eurocurrency Rate~~Term SOFR or CDOR Rate, or any Governmental Authority has imposed material restrictions on the authority of such Lender to purchase or sell, or to take deposits of, U.S. Dollars or Canadian bankers’ acceptances, as applicable, in the applicable interbank market, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, (i) any obligation of such Lender to make or continue ~~Eurocurrency Rate~~Term SOFR Loans or CDOR Loans or to convert Base Rate Loans to ~~Eurocurrency Rate~~Term SOFR Loans or to convert Canadian Prime Rate Loans to CDOR Rate Loans, as applicable, shall be suspended and (ii) if such notice asserts the illegality of such Lender making or maintaining Base Rate Loans the interest rate on which is determined by reference to the Adjusted ~~Eurocurrency Rate~~Term SOFR component of the Base Rate, the interest rate on which Base Rate Loans of such Lender, shall, if necessary to avoid such illegality, be determined by the Administrative Agent without reference to the ~~Eurocurrency Rate~~Term SOFR component of the Base Rate, in each case until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, (x) the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or convert all of such Lender’s ~~Eurocurrency Rate~~Term SOFR Loans to Base Rate Loans (the interest rate on which Base Rate Loans of such Lender shall, if necessary to avoid such illegality, be determined by the Administrative Agent without reference to the Adjusted ~~Eurocurrency Rate~~Term SOFR component of the Base Rate) or prepay or convert all of such Lender’s CDOR Rate Loans to Canadian Prime Rate Loans, as applicable, in each case, either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such ~~Eurocurrency Rate~~Term SOFR Loans or CDOR Rate Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such ~~Eurocurrency Rate~~Term SOFR Loans or CDOR Rate Loans, as applicable and (y) if such notice asserts the illegality of such Lender determining or charging interest rates based upon the ~~Eurocurrency Rate~~Term SOFR, the Administrative Agent shall during the period of such suspension compute the Base Rate applicable to such Lender without reference to the Adjusted ~~Eurocurrency Rate~~Term SOFR component thereof until the Administrative Agent is advised in writing by such Lender that it is no longer illegal for such Lender to determine or charge interest rates based upon the ~~Eurocurrency Rate~~Term SOFR. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted and all amounts due, if any, in connection with such prepayment or conversion under Section 3.05. Each Lender agrees to designate a different Lending Office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

Section 3.03         Benchmark Replacement Setting; Inability to Determine Rates.

(a)            Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, upon the occurrence of a Benchmark Transition Event, then (A) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (B) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the Administrative Agent has posted such proposed amendment (which Borrower shall be party to) to all affected Lenders and the Borrower so long as the Administrative Agent has not received, by such time, written notice of objection to such amendment from Lenders comprising the Required Lenders.

(b)            Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

(c)            Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Administrative Agent will promptly notify the Borrower of the removal or reinstatement of any tenor of a Benchmark pursuant to Section 3.03(d). Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 3.03, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their reasonable discretion, after consultation with the Borrower, except, in each case, as expressly required pursuant to this Section 3.03.

(d)            Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including any Term Benchmark) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion and after consultation with the Borrower or (B) the administrator of such Benchmark or the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative or in compliance with or aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks, then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable, non-representative, non-compliant or non-aligned tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative or in compliance with or aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

~~. If in connection with any request for a Eurocurrency Rate Loan or a conversion to or continuation thereof, (a) the Administrative Agent determines that (i) U.S. Dollar deposits, as applicable, are not being offered to banks in the London interbank Eurocurrency market for the applicable amount and Interest Period of such Eurocurrency Rate Loan, or (ii) adequate and reasonable means do not exist for determining the Eurocurrency Rate for any requested Interest Period with respect to a proposed Eurocurrency Rate Loan or in connection with an existing or proposed Base Rate Loan (in each case with respect to loans referred to in clause (a)(i) above and together with clause (c)(i) below, “Impacted Loans”), or (b) the Administrative Agent or the Required Lenders determine that for any reason the Eurocurrency Rate for any requested Interest Period with respect to a proposed Eurocurrency Rate Loan does not adequately and fairly reflect the cost to such Lenders of funding such Eurocurrency Rate Loan, the Administrative Agent will promptly so notify the Borrower and each Lender. Thereafter, the obligation of the Lenders to make or maintain Eurocurrency Rate Loans shall be suspended and in the event of a determination described in the preceding sentence with respect to the Adjusted Eurocurrency Rate component of the Base Rate, the utilization of the Eurocurrency Rate component in determining the Base Rate shall be suspended, in each case until the Administrative Agent (in the case of clause (b) of the preceding sentence upon the instruction of the Required Lenders) revokes such notice. Upon~~(e) Benchmark Unavailability Period. Upon the Borrower’s receipt of ~~such~~ notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any pending request for a Term Benchmark Borrowing of, conversion to or continuation of ~~Eurocurrency Rate Loans or~~Term Benchmark Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to Base Rate Loans ~~(determined without reference to the Adjusted Eurocurrency Rate component thereof) in the amount specified therein.~~. During any Benchmark Unavailability Period or at any time that any tenor for the then-current Benchmark is not an Available Tenor, the component of Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of Base Rate.

~~If in connection with any request for a CDOR Rate Loan or a conversion to or continuation thereof, (c)~~(f) Inability to Determine Rates. Subject to this Section 3.03, if the Administrative Agent determines ~~that (i) Canadian bankers’ acceptances are not being offered to banks in the Canadian market for bankers’ acceptances for the applicable amount and Interest Period of such CDOR Rate Loan, or (ii) adequate and reasonable means do not exist for determining the CDOR Rate for any requested Interest Period with respect to a proposed CDOR Rate Loan, or (d) the Administrative Agent or the Required Lenders determine that for any reason the CDOR Rate for any requested Interest Period with respect to a proposed CDOR Rate Loan does not adequately and fairly reflect the cost to such Lenders of funding such CDOR Rate Loan~~(which determination shall be conclusive and binding absent manifest error) that “Term Benchmark” cannot be determined in accordance with the terms of this Agreement on or prior to the first day of any Interest Period, the Administrative Agent will promptly so notify the Borrower and each Lender. ~~Thereafter, the~~Upon notice thereof by the Administrative Agent to the Borrower, any obligation of the Lenders to make or ~~maintain CDOR~~continue Term Benchmark Loans or to convert Base Rate Loans to Term Benchmark Loans shall be suspended (to the extent of the affected Term Benchmark Loans or, in the case of a Term Benchmark Borrowing, the affected Interest Periods) until the Administrative Agent ~~(in the case of clause (d) of the preceding sentence upon the instruction of the Required Lenders)~~ revokes such notice. Upon receipt of such notice, (i) the Borrower may revoke any pending request for a ~~B~~borrowing of, conversion to or continuation of ~~CDOR Rate Loans~~ Term Benchmark Loans (to the extent of the affected Term Benchmark Loans or, in the case of a Term Benchmark Borrowing, the affected Interest Periods) or, failing that, in the case of any request for an affected Term Benchmark Borrowing, then such request shall be ineffective, (ii) any outstanding affected Term Benchmark Loans denominated in U.S. Dollars will be deemed to have ~~converted such request into a request for a Borrowing of Canadian Prime Rate Loans in the amount specified therein.~~been converted into Base Rate Loans and (iii) any outstanding affected Term Benchmark Loans denominated in Canadian Dollars will be deemed to have been converted into Canadian Prime Rate Loans. Upon any such conversion, the Borrower shall also pay any additional amounts required pursuant to Section 3.05. If the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) that “Term Benchmark” cannot be determined in accordance with the terms of this Agreement, in each case on any given day, the interest rate on Base Rate Loans shall be determined by the Administrative Agent without reference to clause (c) of the definition of “Base Rate” until the Administrative Agent revokes such determination

~~Notwithstanding the foregoing, if the Administrative Agent has made any of the determinations described in clause (a)(i) or (c)(i) of this Section 3.03, the Administrative Agent, in consultation with the affected Lenders, may establish an alternative interest rate for the Impacted Loans, in which case, such alternative rate of interest shall apply with respect to the Impacted Loans until (1) the Administrative Agent revokes the notice delivered with respect to the Impacted Loans under clause (a) or clause (c) of this Section 3.03, (2) the Administrative Agent or the Required Lenders notify the Administrative Agent and the Borrower that such alternative interest rate does not adequately and fairly reflect the cost to such Lenders of funding the Impacted Loans, or (3) any Lender determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for such Lender or its applicable Lending Office to make, maintain or fund Loans whose interest is determined by reference to such alternative rate of interest or to determine or charge interest rates based upon such rate or any Governmental Authority has imposed material restrictions on the authority of such Lender to do any of the foregoing and provides the Administrative Agent and the Borrower written notice thereof.~~

~~Notwithstanding the foregoing, if (A) the Administrative Agent or the Borrower reasonably determines in good faith, with consent by the other not to be unreasonably withheld, that (i) the circumstances described in clause (a)(ii) of this Section 3.03 have arisen (and such circumstances are unlikely to be temporary) or (ii) the circumstances set forth in clause (a)(ii) of this Section 3.03 have not arisen but either (w) the supervisor for the administrator of LIBOR has made a public statement that the administrator of LIBOR is insolvent (and there is no successor administrator that will continue publication of LIBOR), (x) the administrator of LIBOR has made a public statement identifying a specific date after which LIBOR will permanently or indefinitely cease to be published by it (and there is no successor administrator that will continue publication of LIBOR), (y) the supervisor for the administrator of LIBOR has made a public statement identifying a specific date after which LIBOR will permanently or indefinitely cease to be published or (z) the supervisor for the administrator of LIBOR or a Governmental Authority having jurisdiction over the Administrative Agent has made a public statement identifying a specific date after which LIBOR shall no longer be used for determining interest rates for loans or (B) the Administrative Agent determines, or if the Administrative Agent receives a notification from the Required Lenders (with a copy to the Borrower) that the Required Lenders have determined, that syndicated loans currently being executed, or that include language similar to that contained in this Section, are being executed or amended (as applicable) to incorporate or adopt a new benchmark interest rate to replace LIBOR (any such event in clauses (A) or (B), a “LIBOR Replacement Event”), then, in each case, reasonably promptly after such determination or receipt by the Administrative Agent of such notice, as applicable, the Administrative Agent and the Borrower may amend this Agreement to replace the Eurocurrency Rate with an alternate benchmark rate (including any mathematical or other adjustments to the benchmark (if any) incorporated therein) that is either (i) generally accepted as the then prevailing market convention for determining a rate of interest for syndicated leveraged loans of this type in the United States at such time, in which case, the Administrative Agent and the Borrower shall enter into an amendment to this Agreement to reflect such alternate rate of interest and such other related changes to this Agreement as may be applicable (including, as necessary to reflect such then-prevailing market convention, the making of appropriate adjustments to such alternate rate and this Agreement (x) to preserve pricing in effect at the time of selection of such alternate rate (i.e. to minimize value transfer while maintaining the floating rate nature of the Loans) (but, for the avoidance of doubt, which would not reduce the Applicable Rate) and (y) other changes as are necessary to reflect the available interest periods for such alternate rate) (the “Market Convention Rate”) or (ii) if a Market Convention Rate is not available in the reasonable determination of the Administrative Agent and the Borrower acting in good faith, an alternate rate, at the option of the Borrower, either (x) established by the Administrative Agent and the Borrower, so long as the Lenders shall have received at least five Business Days’ prior written notice thereof (the “Notice Period”), in which case, the Administrative Agent and the Borrower shall enter into an amendment to this Agreement to reflect such alternate rate of interest and such other related changes to this Agreement as may be applicable; provided that such alternate rate shall not apply if the Administrative Agent has received a written objection within the Notice Period from the Required Lenders or (y) selected by the Borrower and the Required Lenders, in which case, the Required Lenders and the Borrower shall, subject to 15 Business Days’ prior written notice to the Administrative Agent, enter into an amendment to this Agreement to reflect such alternate rate of interest and make such other related changes to this Agreement as may be necessary to reflect such alternate rate) (any such alternate rate so established in accordance with the foregoing provisions of this clause (b) (including any Market Convention Rate), the “Replacement Rate”); provided that (i) the Replacement Rate as so determined with respect to the Initial Term Loans and the 2018 Incremental Term Loans will be deemed not to be less than 1.00% per annum, (ii) the Replacement Rate with respect to the 2020 Refinancing Term Loans will be deemed not to be less than 0.50% per annum and (iii) with respect to all other Loans, if such Replacement Rate would be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement; provided further that, until so amended, such Loans will be handled as otherwise provided pursuant to the terms of this Section 3.03.~~

Section 3.04         Increased Cost and Reduced Return; Capital Adequacy; Reserves on ~~Eurocurrency Rate~~Term SOFR Loans, etc.

(a)            Increased Costs Generally. If any Change in Law shall:

(i)            impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(ii)            subject any Lender to any Tax of any kind whatsoever with respect to this Agreement or any ~~Eurocurrency Rate~~Term SOFR Loan or CDOR Rate Loan made by it, or change the basis of taxation of payments to such Lender in respect thereof (except, in each case, for (a) any Indemnified Taxes or (b) any Excluded Taxes); or

(iii)            (A) impose on any Lender any increase in the cost to such Lender of agreeing to make or making, funding or maintaining ~~Eurocurrency Rate~~Term SOFR Loans or CDOR Rate Loans, or (B) cause a reduction in the amount received or receivable by any Lender in connection with any of the foregoing, that is not otherwise accounted for in the definition of Adjusted ~~Eurocurrency Rate~~Term SOFR (excluding for purposes of this Section 3.04(a) any such increased costs or reduction in amount resulting from (x) reserve requirements contemplated by Section 3.04(d) and (y) amounts otherwise excluded in the parenthetical in clause (ii) immediately above);

or the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Loan the interest on which is determined by reference to ~~the Eurocurrency Rate or~~Term SOFR or the CDOR Rate, as applicable (or of maintaining its obligation to make any such Loan), or to reduce the amount of any sum received or receivable by such Lender (whether of principal, interest or any other amount) then, from time to time within fifteen (15) days after demand by such Lender setting forth in reasonable detail such increased costs or such reduction in amount (with a copy of such demand to the Administrative Agent), the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered. At any time that any ~~Eurocurrency Rate~~Term SOFR Loan or CDOR Rate Loan, as applicable, is affected by the circumstances described in this Section 3.04(a), the Borrower may, subject to Section 3.05, either (i) if the affected ~~Eurocurrency Rate~~Term SOFR Loan or CDOR Rate Loan is then being made pursuant to a Borrowing, cancel such Borrowing by giving the Administrative Agent telephonic notice (confirmed promptly in writing) thereof on the same date that the Borrower receives any such demand from such Lender or (ii) if the affected ~~Eurocurrency Rate~~Term SOFR Loan or CDOR Rate Loan is then outstanding, upon at least three (3) Business Days’ notice to the Administrative Agent, require the affected Lender to convert such ~~Eurocurrency Rate~~Term SOFR Loan into a Base Rate Loan (determined without reference to the Adjusted ~~Eurocurrency Rate~~Term SOFR component thereof) or CDOR Rate Loan into a Canadian Prime Rate Loan, as applicable.

(b)            Capital Requirements. If any Lender reasonably determines that the introduction of any Change in Law regarding capital adequacy or liquidity requirements, or any change therein or the interpretation thereof, in each case after the date hereof, or compliance by such Lender (or its Lending Office) therewith, has the effect of reducing the rate of return on the capital of such Lender, or any corporation or holding company controlling such Lender as a consequence of such Lender’s obligations hereunder (taking into consideration its policies and the policies of such Lender’s holding company with respect to capital adequacy or liquidity), then from time to time upon demand of such Lender setting forth in reasonable detail the charge and the calculation of such reduced rate of return (with a copy of such demand to the Administrative Agent), the Borrower will pay to such Lender, as the case may be, such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered.

(c)            Certificates for Reimbursement. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in subclause (a) or (b) of this Section 3.04 and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay such Lender, as the case may be, the amount shown as due on any such certificate within ten (10) days after receipt thereof.

(d)            Reserves on ~~Eurocurrency Rate~~Term SOFR Borrowings. The Borrower shall pay to each Lender, (i) as long as such Lender shall be required to maintain reserves with respect to liabilities or assets consisting of or including ~~Eurocurrency Rate~~Term SOFR funds or deposits, additional interest on the unpaid principal amount of each ~~Eurocurrency Rate~~Term SOFR Loan equal to the actual costs of such reserves allocated to such Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive in the absence of manifest error), and (ii) as long as such Lender shall be required to comply with any reserve ratio requirement or analogous requirement of any other central banking or financial regulatory authority imposed in respect of the maintenance of the Commitments or the funding of the ~~Eurocurrency Rate~~Term SOFR Loans, such additional costs (expressed as a percentage per annum and rounded upwards, if necessary, to the nearest five decimal places) equal to the actual costs allocated to such Commitment or Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive absent manifest error) which in each case shall be due and payable on each date on which interest is payable on such Loan; provided the Borrower shall have received at least fifteen (15) days’ prior notice (with a copy to the Administrative Agent) of such additional interest or cost from such Lender; provided, further, that any such costs described in clauses (d)(i) and (d)(ii) resulting from reserve requirements contemplated by the definition of Adjusted ~~Eurocurrency Rate~~Term SOFR shall be excluded for all purposes under this Section 3.04(d). If a Lender fails to give notice fifteen (15) days prior to the relevant Interest Payment Date, such additional interest or cost shall be due and payable fifteen (15) days from receipt of such notice.

(e)            Delay in Requests. Failure or delay on the part of any Lender to demand compensation pursuant to the foregoing provisions of this Section 3.04 shall not constitute a waiver of such Lender’s right to demand such compensation; provided that the Borrower shall not be required to compensate a Lender pursuant to the foregoing provisions of this Section 3.04 for any increased costs incurred or reductions suffered more than one hundred and eighty (180) days prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof); provided, further, that requests for any additional payments under this Section 3.04 in connection with a Change in Law shall be limited to circumstances generally affecting the banking market and when a majority of Lenders have made such a request. No Lender shall demand compensation pursuant to this Section 3.04 unless such Lender is generally making corresponding demands on similarly situated borrowers for similar amounts pursuant to similar provisions in comparable syndicated credit facilities to which such Lender is a party.

Section 3.05         Funding Losses. Upon written demand of any Lender (with a copy to the Administrative Agent) from time to time, which demand shall set forth in reasonable detail the basis for requesting such amount, the Borrower shall promptly compensate such Lender for and hold such Lender harmless from any loss, cost or expense incurred by it as a result of:

(a)            any continuation, conversion, payment or prepayment of any ~~Eurocurrency Rate~~Term SOFR Loan or CDOR Rate Loan on a day prior to the last day of the Interest Period for such Loan (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise);

(b)            any failure by the Borrower (for a reason other than the failure of such Lender to make a Loan) to prepay, borrow, continue or convert any ~~Eurocurrency Rate~~Term SOFR Loan or CDOR Rate Loan on the date or in the amount notified by the Borrower; or

(c)            any assignment of a ~~Eurocurrency Rate~~Term SOFR Loan or CDOR Rate Loan on a day prior to the last day of the Interest Period therefor as a result of a request by the Borrower pursuant to Section 3.07.

Section 3.06         Matters Applicable to All Requests for Compensation.

(a)            Designation of a Different Lending Office. If any Lender requests compensation under Section 3.04, or the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, or if any Lender gives a notice pursuant to Section 3.02, then such Lender shall use reasonable efforts to designate a different Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.01 or Section 3.04, as the case may be, in the future, or eliminate the need for the notice pursuant to Section 3.02, as applicable, and (ii) in each case, would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender in any material economic, legal or regulatory respect. The Borrower hereby agrees to pay all reasonable and documented (in reasonable detail) out-of-pocket costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b)            Suspension of Lender Obligations. If any Lender requests compensation by the Borrower under Section 3.04, the Borrower may, by notice to such Lender (with a copy to the Administrative Agent), suspend the obligation of such Lender to make or continue ~~Eurocurrency Rate~~Term SOFR Loans or CDOR Rate Loans from one Interest Period to another Interest Period, or to convert Base Rate Loans into ~~Eurocurrency Rate~~Term SOFR Loans or Canadian Prime Rate Loans into CDOR Rate Loans, until the event or condition giving rise to such request ceases to be in effect (in which case the provisions of Section 3.06(c) shall be applicable); provided that such suspension shall not affect the right of such Lender to receive the compensation so requested.

(c)            If the obligation of any Lender to make or continue from one Interest Period to another Interest Period any ~~Eurocurrency Rate~~Term SOFR Loan, or to convert Base Rate Loans into ~~Eurocurrency Rate~~Term SOFR Loans or Canadian Prime Rate Loans into CDOR Rate Loans, shall be suspended pursuant to Section 3.06(b) hereof, such Lender’s ~~Eurocurrency Rate~~Term SOFR Loans shall be automatically converted into Base Rate Loans (determined without reference to the Adjusted ~~Eurocurrency Rate~~Term SOFR component thereof) or its CDOR Rate Loans shall be automatically converted into Canadian Prime Rate Loans, as applicable, on the last day(s) of the then current Interest Period(s) for such ~~Eurocurrency Rate~~Term SOFR Loans or CDOR Rate Loans, as applicable (or, in the case of an immediate conversion required by Section 3.02, on such earlier date as required by Law) and, unless and until such Lender gives notice as provided below that the circumstances specified in Section 3.01, Section 3.02, Section 3.03 or Section 3.04 hereof that gave rise to such conversion no longer exist:

(i)            to the extent that such Lender’s ~~Eurocurrency Rate~~Term SOFR Loans or CDOR Rate Loans have been so converted, all payments and prepayments of principal that would otherwise be applied to such Lender’s ~~Eurocurrency Rate~~Term SOFR Loans shall be applied instead to its Base Rate Loans (which shall be determined without reference to the Adjusted ~~Eurocurrency Rate~~Term SOFR component thereof) and to such Lender’s CDOR Rate Loans shall be applied instead to its Canadian Prime Rate Loans, as applicable; and

(ii)            all Loans that would otherwise be made or continued from one Interest Period to another Interest Period by such Lender as ~~Eurocurrency Rate~~Term SOFR Loans or CDOR Rate Loans, as applicable, shall be made or continued instead as Base Rate Loans or Canadian Prime Rate Loans, as applicable, and all Base Rate Loans or Canadian Prime Rate Loans, as applicable of such Lender that would otherwise be converted into ~~Eurocurrency Rate~~Term SOFR Loans or CDOR Rate Loans, as applicable, shall remain as Base Rate Loans (which shall be determined without reference to the Adjusted ~~Eurocurrency Rate~~Term SOFR component thereof) or Canadian Prime Rate Loans, as applicable.

(d)            Conversion of ~~Eurocurrency Rate~~Term SOFR Loans. If any Lender gives notice to the Borrower (with a copy to the Administrative Agent) that the circumstances specified in Section 3.02, 3.03 or 3.04 hereof that gave rise to the conversion of such Lender’s ~~Eurocurrency Rate~~Term SOFR Loans or CDOR Rate Loans no longer exist (which such Lender agrees to do promptly upon such circumstances ceasing to exist) at a time when ~~Eurocurrency Rate~~Term SOFR Loans or CDOR Rate Loans, as applicable, made by other Lenders are outstanding, such Lender’s Base Rate Loans or Canadian Prime Rate Loans, as applicable, shall be automatically converted, on the first day(s) of the next succeeding Interest Period(s) for such outstanding ~~Eurocurrency Rate~~Term SOFR Loans or CDOR Rate Loans, as applicable, to the extent necessary so that, after giving effect thereto, all Loans of a given Class held by the Lenders of such Class holding ~~Eurocurrency Rate~~Term SOFR Loans or CDOR Rate Loans, as applicable and by such Lenders are held pro rata (as to principal amounts, interest rate basis, and Interest Periods) in accordance with their respective Pro Rata Shares.

(e)            Notwithstanding anything contained herein to the contrary, a Lender shall not be entitled to any compensation pursuant to Section 3.04 to the extent such Lender is not imposing such charges or requesting such compensation from borrowers (similarly situated to the Borrower hereunder) under comparable syndicated credit facilities.

Section 3.07          Replacement of Lenders under Certain Circumstances. If (i) any Lender becomes a Defaulting Lender or fails to comply with the requirements of Section 3.01(c), (ii) any Lender requests compensation under Section 3.04 or ceases to make ~~Eurocurrency Rate~~Term SOFR Loans or CDOR Rate Loans as a result of any condition described in Section 3.02 or Section 3.04, (iii) the Borrower is required to pay any additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, (iv) any Lender is a Non-Consenting Lender or (v) any other circumstance exists hereunder that gives the Borrower the right to replace a Lender as a party hereto, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 10.07), all of its interests, rights and obligations under this Agreement and the related Loan Documents to one or more Eligible Assignees (none of whom shall be a Defaulting Lender) that shall assume such obligations (any of which assignee may be another Lender, if a Lender accepts such assignment); provided that:

(a)            the Borrower shall have paid to the Administrative Agent the assignment fee specified in Section 10.07(b)(iv) to the extent required by the Administrative Agent;

(b)            such Lender shall have received payment of an amount equal to the outstanding principal of its Loans then outstanding that have not been repaid or converted into Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts payable under Section 2.20 and Section 3.05) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts) (provided that to the extent the Assignment and Assumption with respect to an assignment pursuant to this Section 3.07(b) provides that any accrued interest and fees shall be paid to the applicable assignor at any future time, such amounts shall instead be payable to the assignee notwithstanding any such provision, unless such amounts have already been paid to the applicable assignor pursuant to this clause (b), in which case they shall not be payable by the Borrower);

(c)            such Lender being replaced pursuant to this Section 3.07 shall (i) execute and deliver an Assignment and Assumption with respect to such Lender’s Commitment and outstanding Loans, and (ii) deliver any Term Notes evidencing such Loans to the Borrower or Administrative Agent (or a lost or destroyed note indemnity in lieu thereof); provided that the failure of any such Lender to deliver such Term Notes (or any such indemnity in lieu thereof) shall not render such sale and purchase (and the corresponding assignment) invalid and such assignment shall be recorded in the Register and the Term Notes shall be deemed to be canceled upon such failure;

(d)            pursuant to any Assignment and Assumption executed pursuant to Section 3.07(c), (A) the assignee Lender shall acquire all or a portion, as the case may be, of the assigning Lender’s Commitment and outstanding Loans, (B) all obligations of the Borrower owing to the assigning Lender relating to the Loans and participations so assigned shall be paid in full by the assignee Lender to such assigning Lender concurrently with such assignment and assumption and (C) upon such payment and, if so requested by the assignee Lender, delivery to the assignee Lender of the appropriate Term Note or Term Notes executed by the Borrower, the assignee Lender shall become a Lender hereunder and the assigning Lender shall cease to constitute a Lender hereunder with respect to such assigned Loans, Commitments and participations, except with respect to indemnification provisions under this Agreement, which shall survive as to such assigning Lender;

(e)            in the case of any such assignment resulting from a claim for compensation under Section 3.04 or payments or deductions required to be made pursuant to Section 3.01, such assignment will result in a reduction in such compensation or payments or deduction thereafter; and

(f)            such assignment does not conflict with applicable Laws.

In connection with any such replacement, if any such Lender being replaced pursuant to this Section 3.07 does not execute and deliver to the Administrative Agent a duly executed Assignment and Assumption reflecting such replacement within one (1) Business Day of the date on which the assignee Lender executes and delivers such Assignment and Assumption to such Lender being replaced pursuant to this Section 3.07, then such Lender being replaced pursuant to this Section 3.07 shall be deemed to have executed and delivered such Assignment and Assumption without any action on the part of such Lender.

In the event that (i) the Borrower or the Administrative Agent has requested that the Lenders consent to a departure or waiver of any provisions of the Loan Documents or agree to any amendment or modification thereto, (ii) the consent, waiver or amendment or modification in question requires the agreement of each Lender, all affected Lenders or all the Lenders in accordance with the terms of Section 10.01 with respect to any Class or Classes of the Loans and (iii) the Required Lenders, or Required Facility Lenders, as applicable, have agreed (to the extent required by Section 10.01) to such consent, waiver or amendment or modification, then any Lender who does not agree to such consent, waiver or amendment or modification shall be deemed a “Non-Consenting Lender.” If any applicable Lender is a Non-Consenting Lender and is required to assign all or any portion of its Initial Term Loans, the 2018 Incremental Term Loans ~~or~~, the 2020 Refinancing Term Loans or the 2023 Refinancing Term Loans pursuant to this Section 3.07 prior to the six (6) month anniversary of the Closing Date, with respect to the Initial Term Loans, prior to the six (6) month anniversary of the First Amendment Effective Date, with respect to the 2018 Incremental Term Loans, or prior to the six (6) month anniversary of the Third Amendment Effective Date, with respect to the 2020 Refinancing Term Loans or prior to the six (6) month anniversary of the Fourth Amendment Effective Date, with respect to the 2023 Refinancing Term Loans in connection with any such waiver, amendment or modification constituting a Repricing Transaction in respect of which it is a Non-Consenting Lender, the Borrower shall pay to such Non-Consenting Lender the fee set forth in Section 2.20 to the extent applicable.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

Section 3.08          Survival. All of the Borrower’s obligations under this Article III shall survive termination of the Aggregate Commitments, repayment of all Obligations and resignation of the Administrative Agent.

Article IV

Conditions Precedent to Credit Extensions

Section 4.01          Conditions to Initial Credit Extension. The obligation of each Lender to make its initial Credit Extension hereunder on the Closing Date is subject to satisfaction, or waiver (in accordance with Section 10.01), of each of the following conditions precedent:

(a)            The Administrative Agent’s receipt of the following, each of which shall be originals, facsimiles or copies in .pdf form by electronic mail (followed promptly by originals) unless otherwise specified, each properly executed by a Responsible Officer of the signing Loan Party (if applicable), each dated the Closing Date (or, in the case of certificates of governmental officials, a recent date before the Closing Date and in the case of the Loan Notice delivered pursuant to Section 4.01(a)(i), dated the date of delivery of such Loan Notice) and each in form and substance satisfactory to the Administrative Agent and each of the Lenders:

(i)             a Loan Notice relating to the initial Credit Extension(s) and which shall be delivered in accordance with Section 2.02;

(ii)            executed counterparts of this Agreement duly executed by each party hereto;

(iii)           the Guaranty and other Collateral Documents set forth on Schedule 1.01C required to be executed on the Closing Date, as indicated on such schedule, duly executed by each party thereto as of the Closing Date, together with:

(A)            subject to the First Lien Intercreditor Agreement, certificates, if any, representing the Collateral that are certificated Equity Interests of the Subsidiary Guarantors and each of their Restricted Subsidiaries that are not Immaterial Subsidiaries and the instruments evidencing the Material Debt Instruments, in each case, to the extent that same are required to be delivered pursuant to the Collateral and Guarantee Requirement, each accompanied by undated stock powers, membership interest powers or other applicable certificates of transfer executed in blank and, in each case, in original (and not electronic) form;

(B)            delivery to the Administrative Agent, in proper form for filing, of Uniform Commercial Code financing statements in the jurisdiction of organization of each Loan Party and PPSA financing statements in the principal place of business of each Canadian Loan Party and province where any Canadian Loan Party has tangible assets in excess of C$ 5,000,000; and

(C)            copies of recent Lien, bankruptcy, judgment, copyright, patent and trademark searches in each jurisdiction reasonably requested by the Administrative Agent with respect to each Loan Party, none of which encumber Collateral (other than Liens permitted hereunder);

(iv)           such certificates of good standing or status (to the extent that such concepts exist) from the applicable secretary of state (or equivalent authority) of the jurisdiction of organization of each Loan Party (in each case, to the extent such concept exists in the applicable jurisdiction), certificates of customary Board of Directors resolutions or other customary corporate authorizing action, incumbency certificates and/or other customary certificates of Responsible Officers of each Loan Party evidencing the identity, authority and capacity of each Responsible Officer thereof authorized to act as a Responsible Officer in connection with this Agreement and the other Loan Documents to which such Loan Party is a party or is to be a party on the Closing Date and, in the case of the Borrower only, a certificate of a Responsible Officer of the Borrower that the conditions specified in clauses (e) and (f) below have been satisfied;

(v)            a customary opinion from:

(A)            Latham & Watkins LLP, New York counsel to the Loan Parties; and

(B)            Stikeman Elliot LLP, Canadian counsel to the Loan Parties; and

(C)            McInnes Cooper, LLP, Nova Scotia, New Brunswick and Newfoundland counsel to the Loan Parties; and

(D)            Miller Thomson LLP, Saskatchewan counsel to the Loan Parties; and

(E)             D’Arcy & Deacon LLP, Manitoba counsel to the Loan Parties; and

(F)            Varnum LLP, Michigan counsel to the Loan Parties.

(vi)          the First Lien Intercreditor Agreement, duly executed by each party thereto as of the Closing Date; and

(vii)         a solvency certificate, substantially in the form set forth in Exhibit Q, from the chief financial officer, chief accounting officer or other officer with equivalent duties of the Borrower.

(b)            All fees, premiums, expenses (including without limitation, legal fees and expenses, title premiums and recording taxes and fees) and other transaction costs incurred in connection with the Original Transaction (including to fund any OID and upfront fees) to the extent invoiced in reasonable detail at least two (2) Business Days before the Closing Date (except as otherwise reasonably agreed to by the Borrower) and required to be paid under the Administrative Agent Fee Letter on the Closing Date to the Administrative Agent, the Lead Arrangers and the Lenders, in the case of expenses, shall have been paid in full to the extent then due.

(c)            Prior to, or substantially concurrently with, the initial Credit Extensions, the Refinancing shall have occurred or the Administrative Agent shall be satisfied with the arrangements in place to effectuate the Refinancing.

(d)            The Administrative Agent shall have received at least three (3) Business Days prior to the Closing Date all documentation and other information about the Borrower and each Guarantor reasonably requested in writing by it at least ten (10) Business Days prior to the Closing Date required in order to comply with applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act.

(e)            The representations and warranties in Article V shall be true and correct in all material respects (except for representations and warranties that are already qualified by materiality, which representation and warranties shall be true and correct after giving effect to such materiality qualifier) on and as of the Closing Date.

(f)            Since December 31, 2015, there has been no Material Adverse Effect.

Without limiting the generality of the provisions of the last paragraph of Section 9.03, for purposes of determining compliance with the conditions specified in this Section 4.01, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender.

Section 4.02          Conditions to All Credit Extensions after the Closing Date. The obligation of each Lender to honor any Request for Credit Extension (other than a 2018 Incremental Term Loan, Delayed Draw Term Loan or a Loan Notice requesting only a conversion of Loans to the other Type, a continuation of ~~Eurocurrency Rate~~Term SOFR Loans and CDOR Rate Loans or (except as otherwise set forth herein or in the applicable Incremental Amendment) a Borrowing pursuant to any Incremental Amendment) after the Closing Date is subject to the following conditions precedent:

(a)            The representations and warranties of the Borrower and each other Loan Party contained in Article V or any other Loan Document shall be true and correct in all material respects (except for representations and warranties that are already qualified by materiality, which representations and warranties shall be true and correct after giving effect to such materiality qualifier) on and as of the date of such Credit Extension; provided that, to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date.

(b)            At the time of and immediately after giving effect to any Borrowing after the Closing Date, no Default shall have occurred and be continuing.

(c)            The Administrative Agent shall have received a Request for Credit Extension in accordance with the requirements hereof.

Each Request for Credit Extension (other than a Loan Notice requesting only a conversion of Loans to the other Type or a continuation of ~~Eurocurrency Rate~~Term SOFR Loans and CDOR Rate Loans or a Borrowing in connection with any Incremental Amendment) submitted by the Borrower after the Closing Date shall be deemed to be a representation and warranty that the conditions specified in Sections 4.02(a) and (b) have been satisfied on and as of the date of the applicable Credit Extension.

Section 4.03          Conditions to First Amendment Effectiveness.

The effectiveness of this Agreement on the First Amendment Effective Date is subject to the satisfaction of each of the conditions set forth in Section 5 of the First Amendment.

Section 4.04          Conditions to All Borrowings of Delayed Draw Term Loans.

The obligation of each Lender to honor any request in respect of Delayed Draw Term Loans on or after the First Amendment Effective Date during the Delayed Draw Commitment Period is subject to the following conditions precedent:

(a)            The Administrative Agent shall have received a Request for Credit Extension in accordance with the requirements hereof.

(b)            In the case of any Delayed Draw Term Loans made (i) on the First Amendment Effective Date, the Specified Representations shall be true and correct in all material respects (except for representations and warranties that are already qualified by materiality, which representations and warranties shall be true and correct after giving effect to such materiality qualifier) and (ii) thereafter, the representations and warranties of the Borrower and each other Loan Party contained in Article V or any other Loan Document shall be true and correct in all material respects (except for representations and warranties that are already qualified by materiality, which representations and warranties shall be true and correct after giving effect to such materiality qualifier) on and as of the date of such Credit Extension; provided that, to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects as of such earlier date.

(c)            In the case of any Delayed Draw Term Loans made after the First Amendment Effective Date, no Specified Default shall have occurred and be continuing at the time such Pre-Approved Acquisition is consummated.

(d)            After giving Pro Forma Effect to the incurrence of such Delayed Draw Term Loans, the aggregate principal amount of all Delayed Draw Term Loans made under the Delayed Draw Term Facility shall not exceed an amount equal to the product of (x) 6.25 multiplied by (y) the aggregate amount of Contributed EBITDA from all Pre-Approved Acquisitions consummated prior to, and after giving effect to the use of proceeds of, such Borrowing.

Each Request for Credit Extension under this section submitted by the Borrower after the First Amendment Effective Date shall be deemed to be a representation and warranty that the conditions specified in Sections 4.04(b) through and including (d) have been satisfied on and as of the date of the applicable Credit Extension.

Article V

Representations and Warranties

On the Closing Date and to the extent required pursuant to Section 4.02 hereof or by any other provision of this Agreement, the Borrower represents and warrants (in the case of such representations and warranties made pursuant to Section 4.02, solely to the extent required to be true and correct for the applicable Credit Extension pursuant to Article IV) to the Administrative Agent and the Lenders that:

Section 5.01          Existence, Qualification and Power. Each Loan Party and each Restricted Subsidiary that is a Material Subsidiary (a) is a Person duly organized, incorporated, amalgamated or formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, organization, amalgamation or formation (to the extent such concept exists in such jurisdiction), (b) has all corporate or other organizational power and authority to (i) own its assets and carry on its business as currently conducted and (ii) in the case of the Loan Parties, execute, deliver and perform its obligations under the Loan Documents to which it is a party, (c) is duly qualified and in good standing (to the extent such concept exists) under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification, and (d) has all requisite governmental licenses, authorizations, consents and approvals to operate its business as currently conducted; except in each case referred to in clauses (a) (other than with respect to the due organization, formation, incorporation or existence of the Loan Parties), (b)(i), (c) or (d), to the extent that failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.02          Authorization; No Contravention. (a)  The execution, delivery and performance by each Loan Party of each Loan Document to which it is a party has been duly authorized by all necessary corporate or other organizational action.

(b)            The execution, delivery and performance by each Loan Party of each Loan Document to which such Loan Party is a party do not and will not (A) contravene the terms of any of its Organization Documents; (B) result in any breach or contravention of, or the creation of any material Lien upon any of the property or assets of such Loan Party or any of the Restricted Subsidiaries (other than as permitted by Section 7.01) under (I) any Contractual Obligation to which such Loan Party is a party or affecting such Loan Party or the properties of such Loan Party or any of its Subsidiaries or (II) any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Loan Party or its property is subject; or (C) violate any applicable Laws; except with respect to any breach, contravention or violation (but not creation of Liens) referred to in clauses (A), (B) and (C), to the extent that such breach, contravention or violation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.03          Governmental Authorization; Other Consents. No material approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority is necessary or required in connection with the execution, delivery or performance by any Loan Party of this Agreement or any other Loan Document, except for (i) filings or other actions necessary to perfect the Liens on the Collateral granted by the Loan Parties in favor of the Secured Parties, (ii) the approvals, consents, exemptions, authorizations, actions, notices and filings that have been duly obtained, taken, given or made and are in full force and effect (except to the extent not required to be obtained, taken, given or made or in full force and effect pursuant to the Collateral and Guarantee Requirement), (iii) those approvals, consents, exemptions, authorizations or other actions, notices or filings described in the Collateral Documents, and (iv) those approvals, consents, exemptions, authorizations or other actions, notices or filings, the failure of which to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.04          Binding Effect. This Agreement and each other Loan Document has been duly executed and delivered by each Loan Party that is party thereto. This Agreement and each other Loan Document constitutes a legal, valid and binding obligation of each Loan Party, enforceable against each Loan Party that is party hereto and thereto in accordance with its respective terms, except as such enforceability may be limited by Debtor Relief Laws or other Laws affecting creditors’ rights generally and by general principles of equity and principles of good faith and fair dealing.

Section 5.05          Financial Statements; No Material Adverse Effect. (a)  The Annual Financial Statements and the Quarterly Financial Statements fairly present in all material respects the financial position of the Borrower and its Subsidiaries as of the dates thereof and their results of operations for the period covered thereby in accordance with GAAP consistently applied throughout the periods covered thereby, except as otherwise expressly noted therein (subject, in the case of the Quarterly Financial Statements to changes resulting from normal year-end adjustments and the absence of footnotes).

(b)            Since December 31, 2015 there has been no event or circumstance, either individually or in the aggregate, that has had or would reasonably be expected to have a Material Adverse Effect.

Section 5.06          Litigation. There are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of the Borrower, threatened in writing, at law, in equity, in arbitration or before any Governmental Authority, by or against the Borrower or any of the Restricted Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.07          Labor Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) there are no strikes, lockouts or slowdowns against the Borrower or any Restricted Subsidiary pending or, to the knowledge of the Borrower, threatened and (b) the hours worked by and payments made to employees of the Borrower or any Restricted Subsidiary have not been in violation of the Fair Labor Standards Act or any other applicable Law dealing with such matters.

Section 5.08          Ownership of Property; Liens. Each of the Borrower and the Restricted Subsidiaries has valid, good and marketable title in fee simple to, or valid leasehold interests in, or easements or other limited property interests in, all real property necessary in the ordinary conduct of its business, free and clear of all Liens except for Liens permitted by Section 7.01 and except where the failure to have such title or other property interests described above would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.09          Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Borrower and the Restricted Subsidiaries are in compliance with all Environmental Laws in all jurisdictions in which the Borrower and each of the Restricted Subsidiaries, as the case may be, is currently doing business (including having obtained all Environmental Permits required for the operation of the business), (ii) neither the Borrower nor any of the Restricted Subsidiaries has received written notice that it is subject to any pending, or to the knowledge of the Borrower, threatened Environmental Claim and (iii) neither the Borrower nor any Restricted Subsidiary is subject to Environmental Liability.

Section 5.10          Taxes. Except as would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, the Borrower and the Restricted Subsidiaries have timely filed all federal and state and other Tax returns and reports required to be filed, and have timely paid all federal and state and other Taxes, assessments, fees and other governmental charges (including satisfying its withholding Tax obligations) levied or imposed on their properties, income or assets or otherwise due and payable, except those which are being contested in good faith by appropriate actions and for which adequate reserves have been provided in accordance with GAAP. There is no proposed Tax assessment in writing against the Borrower or the Restricted Subsidiaries that would, if made, reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.11          Benefits. (a)  (i) No ERISA Event has occurred or is reasonably expected to occur; (ii) neither the Borrower nor any of its ERISA Affiliates has incurred, or reasonably expects to incur, any liability (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in such liability) under Section 4201 et seq. or Section 4243 of ERISA with respect to a Multiemployer Plan; and (iii) neither the Borrower nor any of its ERISA Affiliates has engaged in a transaction that could be subject to Section 4069 or Section 4212(c) of ERISA, except, with respect to each of the foregoing clauses of this Section 5.11(a), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(a)            The Canadian Pension Plans are duly registered under the provisions of the ITA and any other applicable Law and no event has occurred which is reasonably likely to cause such registered status to be revoked. The Canadian Pension Plans have been administered in accordance, in all material respects, with the ITA and all other applicable Laws. No promises of benefit improvements under the Canadian Pension Plans have been made except where such improvements could not have a Material Adverse Effect. Except where noncompliance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Loan Party has made all contributions required to be made by it in a timely fashion in respect of the applicable Canadian Multi-Employer Plans in accordance with the terms of the applicable collective bargaining agreements relating to such plan.

(b)            Except where noncompliance or the incurrence of an obligation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Foreign Plan has been maintained in substantial compliance with its terms and with the requirements of any and all applicable Laws, and neither the Borrower nor any Guarantor has incurred any obligation in connection with the termination of or withdrawal from any Foreign Plan.

Section 5.12          Subsidiaries. As of the First Amendment Effective Date, (a) neither the Borrower nor any other Loan Party has any Subsidiaries other than those specifically disclosed on Schedule 5.12 and (b) all of the outstanding Equity Interests in the Restricted Subsidiaries have been validly issued and are fully paid and (if applicable) nonassessable. As of the First Amendment Effective Date, Schedule 5.12 (a) sets forth the name and jurisdiction of organization of each Subsidiary and (b) sets forth the ownership interest of the Borrower in each of its Subsidiaries, including the percentage of such ownership.

Section 5.13          Margin Regulations; Investment Company Act. (a)  As of the Closing Date, not more than 25% of the value of the assets of the Borrower and its Restricted Subsidiaries, on a consolidated basis, is Margin Stock. No Loan Party is engaged nor will it engage, principally or as one of its important activities, in the business of (i) purchasing or carrying margin stock (within the meaning of Regulation U issued by the FRB) or (ii) extending credit for the purpose of purchasing or carrying margin stock, and no proceeds of any Borrowings will be used for any purpose that violates Regulation U.

(b)            No Loan Party is an “investment company” as defined in the Investment Company Act of 1940.

Section 5.14          Disclosure. As of the Closing Date the written information and written data furnished or concerning the Loan Parties that has been made available to any Agent or any Lender by or on behalf of the Borrower in connection with the Original Transaction, when taken as a whole, did not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements were made (after giving effect to all supplements and updates thereto); provided, that (a) with respect to financial estimates, projected financial information, forecasts and other forward-looking information, the Borrower represents and warrants only that such information, when taken as a whole, was prepared in good faith based upon assumptions believed by the Borrower to be reasonable at the time of preparation and at the time such financial estimates, projected financial information, forecasts and other forward looking information are made available to any Agent or Lender; it being understood that (i) such projections are not to be viewed as facts, (ii) such projections are subject to significant uncertainties and contingencies, many of which are beyond the Borrower’s control, (iii) no assurance can be given that any particular projections will be realized and (iv) actual results during the period or periods covered by any such projections may differ significantly from the projected results and such differences may be material and (b) no representation or warranty is made with respect to information of a general economic or general industry nature.

Section 5.15          Intellectual Property; Licenses, Etc. The Borrower and each of the Restricted Subsidiaries own free and clear of all Liens (except for Liens permitted by Section 7.01), or have a valid license or right to use, all IP Rights that are reasonably necessary for the operation of their respective businesses as currently conducted, except where the failure to have any such IP Rights, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. To the knowledge of the Borrower, the operation of the respective businesses of the Borrower or any of its Restricted Subsidiaries as currently conducted does not infringe upon, misappropriate or otherwise violate any IP Rights held by any Person and to the knowledge of the Borrower, the Borrower and each Restricted Subsidiary’s IP Rights are not being infringed by any other Person, except, in each case, for such infringements, misappropriations or violations that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Each license or other grant of IP Rights granted to the Borrower or a Restricted Subsidiary is valid and binding on the Borrower and the Restricted Subsidiary party thereto, as applicable, and to the knowledge of the Borrower, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except where the failure to be valid, binding, enforceable and in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 5.16          Solvency.

(a)            On the Closing Date, after giving effect to the Original Transaction, the Borrower and its Restricted Subsidiaries, on a consolidated basis, are Solvent.

(b)            On the First Amendment Effective Date, after giving effect to the First Amendment Transactions, the Borrower and its Subsidiaries, on a consolidated basis, are Solvent.

(c)            On the Second Amendment Effective Date, after giving effect to the Second Amendment Transactions, the Borrower and its Subsidiaries, on a consolidated basis, are Solvent.

(d)            On the Third Amendment Effective Date, after giving effect to the Third Amendment Transactions, the Borrower and its Subsidiaries, on a consolidated basis, are Solvent.

(e)            On the Fourth Amendment Effective Date, after giving effect to the Fourth Amendment Transactions, the Borrower and its Subsidiaries, on a consolidated basis, are Solvent.

Section 5.17          [Reserved].

Section 5.18          Compliance with Laws; PATRIOT Act; FCPA; OFAC.

(a)            Compliance with Laws. (x) Each Loan Party and each Restricted Subsidiary is in compliance with the requirements of all applicable Laws (including, without limitation, the Sanctions Laws and Regulations and the FCPA) and all orders, writs, injunctions and decrees applicable to it or to its properties, except in such instances in which (i) such requirement of Law or order, writ, injunction or decree is being contested in good faith by appropriate actions diligently conducted or (ii) the failure to comply therewith would not reasonably be expected to have a Material Adverse Effect and (y) the use of proceeds of the Additional 2018 Incremental Term Loans complies with the PATRIOT Act in all material respects to the extent applicable.

(b)            FCPA. No part of the proceeds of the Loans will be used, directly or, to the knowledge of the Borrower, indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the FCPA or the CFPOA. The Borrower and its Subsidiaries have conducted their businesses in compliance with the FCPA, the UK Bribery Act 2010, the CFPOA and other similar anti-corruption legislation in other jurisdictions, and have instituted and maintained policies and procedures designed to promote and achieve compliance with such laws.

(c)            OFAC. None of the Borrower or any of its Subsidiaries, nor, any director or officer of the Borrower or its Subsidiaries, nor to the knowledge of the Borrower, any employee or agent of the Borrower or any of its Subsidiaries, (i) is a Designated Person, (ii) is currently subject to any U.S. sanctions administered by OFAC or (iii) located, organized or resident in a country that is subject of Sanctions Laws and Regulations. No part of the proceeds of the Loans will be used, directly or, to the knowledge of the Borrower, indirectly, in violation of any Sanctions Laws and Regulations.

Section 5.19          Collateral Documents. Subject to the terms of Section 4.01 and except as otherwise contemplated hereby or under any other Loan Documents, the provisions of the Collateral Documents, together with such filings, registrations and other actions required to be taken hereby or by the applicable Collateral Documents, are effective to create in favor of the Collateral Agent for the benefit of the Secured Parties a legal, valid and perfected Lien on the Collateral with the ranking or priority required by the relevant Collateral Documents (subject to Liens permitted by Section 7.01) on all right, title and interest of the Borrower and the other applicable Loan Parties, respectively, in the Collateral described therein (other than such Collateral in which a security interest cannot be perfected under the Uniform Commercial Code, the PPSA or by possession or control).

Notwithstanding anything herein (including this Section 5.19) or in any other Loan Document to the contrary, neither the Borrower nor any other Loan Party makes any representation or warranty as to (A) the effects of perfection or non-perfection, the priority or the enforceability of any pledge of or security interest in any Equity Interests of any Subsidiary that is not a Loan Party, or as to the rights and remedies of the Agents or any Lender with respect thereto, in each case, under foreign Law, (B) the pledge or creation of any security interest, or the effects of perfection or non-perfection, the priority or the enforceability of any pledge of or security interest to the extent such pledge, security interest, perfection or priority is not required pursuant to the Collateral and Guarantee Requirement or (C) on the Closing Date and until required pursuant to Section 6.12 or 6.14 or the proviso at the end of Section 4.01(a), the pledge or creation of any security interest, or the effects of perfection or non-perfection, the priority or enforceability of any pledge or security interest to the extent not required on the Closing Date pursuant to Section 4.01(a)(iii).

Article VI

Affirmative Covenants

So long as any Lender shall have any Commitment hereunder or any Loan or other Obligation hereunder (other than (i) contingent indemnification obligations as to which no claim has been asserted and (ii) Obligations under Secured Hedge Agreements and Obligations under Secured Cash Management Agreements) shall remain unpaid or unsatisfied, the Borrower shall, and shall (except in the case of the covenants set forth in Section 6.01, Section 6.02, Section 6.03 and Section 6.16) cause each of the Restricted Subsidiaries to:

Section 6.01          Financial Statements. Deliver to the Administrative Agent for prompt further distribution to each Lender each of the following and shall take the following actions:

(a)            within one hundred twenty (120) days after the end of each fiscal year of the Borrower, a consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal year, and the related consolidated statements of income or operations, stockholders’ equity and cash flows for such fiscal year together with related notes thereto, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and prepared in accordance with GAAP, audited and accompanied by an opinion of an independent registered public accounting firm of nationally recognized standing, which opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any “going concern” or like qualification, explanatory paragraph or exception or any qualification, explanatory paragraph or exception as to the scope of such audit (other than as may be required solely as a result of any impending maturity of any Loans or Commitments or other Indebtedness of the Borrower and its Subsidiaries in excess of the Threshold Amount (including, for the avoidance of doubt, the Revolving Credit Agreement, the Existing U.S. 2022 Notes, the Existing U.S. 2023 Notes and the Existing U.S. 2026 Notes));

(b)            within sixty (60) days after the end of each of the first three (3) fiscal quarters of each fiscal year of the Borrower (commencing with the fiscal quarter ending September 30, 2016), a consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal quarter, and the related (i) consolidated statements of income or operations for such fiscal quarter and for the portion of the fiscal year then ended setting forth in each case in comparative form the figures for the corresponding fiscal quarter and the corresponding portion of the previous fiscal year, as applicable, and (ii) consolidated statements of cash flows for the portion of the fiscal year then ended, all in reasonable detail and certified by a Responsible Officer of the Borrower as fairly presenting in all material respects the financial position, results of operations and cash flows of the Borrower and its Subsidiaries in accordance with GAAP, subject to normal year-end adjustments and the absence of footnotes;

(c)            within one hundred twenty (120) days after the end of each fiscal year (beginning with the fiscal year of the Borrower ending December 31, 2016), a consolidated budget for the then-current fiscal year as customarily prepared by management of the Borrower and setting forth the material underlying assumptions based on which such consolidated budget was prepared (including any projected consolidated balance sheet of the Borrower and its Subsidiaries as of the end of the then-current fiscal year and the related consolidated statements of projected operations or income and projected cash flow, in each case, to the extent prepared by management of the Borrower and included in such consolidated budget, which projected financial statements shall be prepared in good faith on the basis of assumptions believed to be reasonable at the time of preparation of such projected financial statements, it being understood that actual results may vary from such projections and that such variations may be material) provided that the requirement described in this clause (c) shall no longer apply following the consummation of a Qualifying IPO; and

(d)            simultaneously with the delivery of each set of consolidated financial statements referred to in Section 6.01(a) and Section 6.01(b) above, (i) if applicable, an internally prepared management summary of pro forma adjustments necessary to eliminate the accounts of Unrestricted Subsidiaries (if any) from such consolidated financial statements and (ii) a customary management’s discussion and analysis.

Notwithstanding the foregoing, the obligations in clauses (a) and (b) of this Section 6.01 may be satisfied with respect to financial information of the Borrower and its Subsidiaries by furnishing (A) the applicable financial statements of any direct or indirect parent of the Borrower that directly or indirectly holds all of the Equity Interests of the Borrower or (B) the Borrower’s or such entity’s Form 10-K or 10-Q, as applicable, filed with the SEC; provided that, with respect to each of clauses (A) and (B), (i) to the extent such information relates to a direct or indirect parent of the Borrower, such information is accompanied by an internally prepared management summary of consolidating information that explains in reasonable detail the differences between the information relating to such direct or indirect parent and its Subsidiaries on a consolidated basis, on the one hand, and the information relating to the Borrower and the Restricted Subsidiaries on a consolidated basis, on the other hand and (ii) to the extent such information is in lieu of information required to be provided under Section 6.01(a), such materials are accompanied by an opinion of an independent registered public accounting firm of nationally recognized standing, which opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any “going concern” or like qualification or exception or any qualification or exception as to the scope of such audit (other than solely as a result of the impending maturity of any Loan or Commitment).

Section 6.02          Certificates; Other Information. Deliver to the Administrative Agent for prompt further distribution to each Lender:

(a)            no later than five (5) days after the delivery of the financial statements referred to in Sections 6.01(a) and (b) (commencing with the financial statement delivery for the fiscal year ending December 31, 2016), a duly completed Compliance Certificate;

(b)            promptly after the same are publicly available, copies of all annual, regular, periodic and special reports, proxy statements and registration statements which the Borrower or any Restricted Subsidiary files with the SEC or with any similar Governmental Authority that may be substituted therefor or with any national securities exchange or national or provincial securities commission, as the case may be (other than amendments to any registration statement (to the extent such registration statement, in the form it became effective, is delivered to the Administrative Agent), exhibits to any registration statement and, if applicable, any registration statement on Form S-8), and in any case not otherwise required to be delivered to the Administrative Agent pursuant to any other provision of this Article VI;

(c)            promptly after the furnishing thereof, copies of any material statements or material reports furnished to any holder of the Existing U.S. 2022 Notes, Existing U.S. 2023 Notes and Existing U.S. 2026 Notes and not otherwise required to be furnished to the Administrative Agent pursuant to any other provision of this Article VI;

(d)            together with the delivery of a Compliance Certificate with respect to the financial statements referred to in (x) Section 6.01(a), (i) (A) a report setting forth the information required by Schedules A and B of the U.S. Security Agreement and Schedule A of the Canadian Security Agreement (or, in each case, confirming that there has been no change in such information since the Closing Date or the date of the last such report or other disclosure of such information to the Administrative Agent) and (B) solely with respect to Collateral of any Canadian Subsidiary that is or becomes a Loan Party as of such date, a supplemental perfection certificate, and (ii) a list of each Subsidiary of the Borrower that identifies each Subsidiary as a Restricted Subsidiary or an Unrestricted Subsidiary as of the date of delivery of such Compliance Certificate or a confirmation that there is no change in such information since the later of the Closing Date and the date of the last such list or other disclosure of such information to the Administrative Agent, and (y) Sections 6.01(a) and 6.01(b), a report setting forth the information required by Schedules A and B of the U.S. Pledge Agreement and Schedules A and B of the Canadian Pledge Agreement (or, in each case, confirming that there has been no change in such information since the Closing Date or the date of the last such report or other disclosure of such information to the Administrative Agent);

(e)            [reserved];

(f)            [reserved]; and

(g)            promptly, such additional information regarding the business or financial condition of any Loan Party or any Restricted Subsidiary, as the Administrative Agent may from time to time on its own behalf or on behalf of any Lender reasonably request; provided that such additional information is of a type customarily available to lenders in similar syndicated credit facilities.

Documents certificates, other information and notices required to be delivered pursuant to Section 6.01 and 6.02(b) and (c) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which the Borrower (or any direct or indirect parent of the Borrower) posts such documents, or provides a link thereto on its website on the Internet at the website address listed on Schedule 10.02; or (ii) on which such documents are delivered by the Borrower (or any direct or indirect parent of the Borrower) (including by facsimile or electronic mail) to the Administrative Agent or its designee for posting on the Borrower’s behalf on Intralinks®, Syndtrak® or another relevant website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent); or (iii) with respect to the items required to be delivered pursuant to Section 6.02(b) above in respect of information filed by the Borrower or any Restricted Subsidiary with any securities exchange or commission or the SEC or any governmental or private regulatory authority (other than Form 10-K and 10-Q reports (or similar reports in other jurisdictions) satisfying the requirements in Sections 6.01(a) and (b), respectively), such items have been made available on the website of such exchange authority or the SEC; provided that: (A) upon written request by the Administrative Agent or any Lender, the Borrower shall deliver paper (which may be electronic copies delivered via electronic mail) copies of any such document to the Administrative Agent or any Lender until a written request to cease delivering paper copies is given by the Administrative Agent or such Lender and (B) other than with respect to items required to be delivered pursuant to Section 6.02(b) above, the Borrower (or any direct or indirect parent of the Borrower) shall notify (which may be by facsimile or electronic mail) the Administrative Agent of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents. Each Lender shall be solely responsible for timely accessing posted documents or requesting delivery of paper copies of such documents from the Administrative Agent and maintaining its copies of such documents.

The Borrower hereby acknowledges that (a) the Administrative Agent and/or the Lead Arrangers will make available to the Lenders materials and/or information provided by or on behalf of the Borrower hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on Intralinks®, Syndtrak®, ClearPar or another similar electronic transmission system (the “Platform”) and (b) certain of the Lenders (each, a “Public Lender”) may have personnel who do not wish to receive material information (within the meaning of the United States federal and state securities laws) with respect to the Borrower or its Affiliates, or the respective securities of any of the foregoing that would not be publicly available, if the Borrower or its Subsidiaries, as applicable, were public reporting companies or had issued debt securities in reliance on Rule 144 of the Securities Act (“MNPI”), and which Public Lenders may be engaged in investment and other market-related activities with respect to such Persons’ securities. The Borrower hereby agrees that it will use commercially reasonable efforts to identify that portion of the Borrower Materials that may be distributed to the Public Lenders and that (w) all such Borrower Materials that are to be made available to Public Lenders shall be clearly and conspicuously marked “PUBLIC,” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof, (x) by marking Borrower Materials “PUBLIC,” the Borrower shall be deemed to have authorized the Administrative Agent, the Lead Arrangers and the Lenders to treat such Borrower Materials as not containing MNPI (although it may be confidential, sensitive and proprietary) with respect to such Person, or its Affiliates, or any of their respective securities for purposes of United States Federal and state securities laws (provided, however, that to the extent such Borrower Materials constitute Information, they shall be treated as set forth in Section 10.08); (y) all Borrower Materials specifically marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Side Information” and (z) the Administrative Agent Lead Arrangers shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Side Information.” Notwithstanding the foregoing, the Borrower shall be under no obligation to mark any Borrower Materials “PUBLIC.”

Section 6.03          Notices. Promptly after a Responsible Officer obtains actual knowledge thereof, notify the Administrative Agent:

(a)            of the occurrence of any Default; and

(b)            of (i) any dispute, litigation, investigation or proceeding between the Borrower or any Restricted Subsidiary and any arbitrator or Governmental Authority, (ii) the filing or commencement of, or any material development in, any litigation or proceeding affecting the Borrower or any Restricted Subsidiary or any Subsidiary, including pursuant to any applicable Environmental Laws, the occurrence of any non-compliance by the Borrower or any Restricted Subsidiary or any of its Subsidiaries with, or liability under, any Environmental Law or Environmental Permit, or (iii) the occurrence of any ERISA Event or with respect to a Foreign Plan, a termination, withdrawal or noncompliance with applicable Laws or plan terms that, in any such case referred to in clauses (i), (ii) or (iii), has resulted or would reasonably be expected to result in a Material Adverse Effect.

Each notice pursuant to this Section 6.03 shall be accompanied by a written statement of a Responsible Officer of the Borrower (x) that such notice is being delivered pursuant to Sections 6.03(a) or (b) (as applicable) and (y) setting forth details of the occurrence referred to therein and stating what action the Borrower has taken and proposes to take with respect thereto.

Section 6.04          Payment of Taxes. Timely pay, discharge or otherwise satisfy, as the same shall become due and payable, all of its obligations and liabilities in respect of Taxes, assessments and governmental charges or levies imposed upon it or upon its income or profits or in respect of its property, except, in each case, to the extent (i) any such Tax, assessment, charge or levy is being contested in good faith and by appropriate actions and for which appropriate reserves have been established in accordance with GAAP or (ii) the failure to pay or discharge the same would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 6.05          Preservation of Existence, Etc. (a) Preserve, renew and maintain in full force and effect its legal existence under the Laws of the jurisdiction of its organization, incorporation or amalgamation, as the case may be and (b) take all reasonable action to obtain, preserve, renew and keep in full force and effect those of its rights (including IP Rights), licenses, permits, privileges, and franchises, which are material to the conduct of its business, except in the case of clause (a) or (b) to the extent (x) (other than with respect to the preservation of the existence of the Borrower) that failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (y) pursuant to any merger, amalgamation, consolidation, liquidation, dissolution or Disposition permitted by Article VII.

Section 6.06          Maintenance of Properties. Except if the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, maintain, preserve and protect all of its material properties and equipment necessary in the operation of its business in good working order, repair and condition, ordinary wear and tear excepted and casualty, expropriation or condemnation excepted.

Section 6.07          Maintenance of Insurance. Maintain with insurance companies that the Borrower believes in good faith are financially sound and reputable at the time the relevant coverage is placed or renewed or with a Captive Insurance Subsidiary, insurance with respect to its properties and business against loss or damage, of such types and in such amounts as reasonably determined in good faith by the Borrower as appropriate for the business of the Borrower and its Restricted Subsidiaries (after giving effect to any self-insurance reasonable and customary for similarly situated Persons as reasonably determined in good faith by the Borrower as appropriate for the business of the Borrower and its Restricted Subsidiaries). The Borrower shall use commercially reasonable efforts to ensure that (except for business interruption insurance (if any), director and officer insurance and worker’s compensation insurance) unless otherwise agreed by the Administrative Agent, as appropriate, (i) each liability insurance policy names the Administrative Agent, on behalf of the Secured Parties, as an additional insured thereunder as its interests may appear and/or (ii) each casualty insurance policy with respect to the Collateral contains a loss payable clause or endorsement that names the Administrative Agent, on behalf of the Secured Parties, as the loss payee thereunder.

Section 6.08          Compliance with Laws. Comply in all material respects with its Organization Documents and the requirements of all Laws (but excluding Laws governed by Sections 6.04, 6.05, 6.09 and 6.13) and all orders, writs, injunctions and decrees of any Governmental Authority applicable to it or to its business or property, except, in each case, in instances in which (a) such requirement of Law, order, writ, injunction or decree is being contested in good faith by appropriate actions diligently conducted or (b) the failure to comply therewith would not reasonably be expected individually or in the aggregate to have a Material Adverse Effect.

Section 6.09          Sanctions and Anti-Corruption. Conducts its business in such a manner so as to comply in all material respects with Sanctions Laws and Regulations, the FCPA and the CFPOA and maintains policies and procedures designed to promote and achieve compliance with these laws.

Section 6.10          Lender Conference Calls. At the request of the Administrative Agent and within fifteen (15) Business Days (or at such later date as may be agreed by the Administrative Agent in its reasonable discretion) of each date on which financial statements are required to be delivered pursuant to Section 6.01(a), hold a meeting (at a mutually agreeable time between the Borrower and the Administrative Agent) by conference call (the costs of such call to be paid by the Borrower) with all Lenders who choose to participate on such call, on which call shall be reviewed by the Borrower the financial results of the previous fiscal year covered by such financial statements and the financial condition of the Borrower and its Restricted Subsidiaries at such time.

Section 6.11          Books and Records; Inspection and Audit Rights. Keep proper books of record and account in which full, true and correct entries in conformity with GAAP and in material conformity with all applicable Laws are made of all dealings and transactions in relation to its business and activities and permit representatives and independent contractors of the Administrative Agent to visit and inspect any of its properties, to examine its corporate, financial and operating records, and make copies thereof or abstracts therefrom (other than the records of the Board of Directors of such Loan Party or such Restricted Subsidiary), and to discuss its affairs, finances and accounts with its directors, officers, and independent public accountants (subject to such accountants’ customary policies and procedures), all at the reasonable expense of the Borrower and at such reasonable times during normal business hours, as agreed between the Borrower and the Administrative Agent; provided that, only the Administrative Agent on behalf of the Lenders may exercise rights of the Administrative Agent and the Lenders under this Section 6.11 and the Administrative Agent shall not exercise such rights more often than one (1) time during any calendar year absent the existence of an Event of Default and such one (1) time shall be at the Borrower’s expense (it being understood that unless an Event of Default has occurred and is continuing, the Administrative Agent shall only visit locations where books and records and/or senior officers are located); provided, further, that when an Event of Default exists, the Administrative Agent (or any of its respective representatives or independent contractors) on behalf of the Lenders may do any of the foregoing at the expense of the Borrower at any time during normal business hours and upon reasonable advance notice. The Administrative Agent shall give the Borrower the opportunity to participate in any discussions with the Borrower’s independent public accountants. Notwithstanding anything to the contrary in this Section 6.11, none of the Borrower or any of the Restricted Subsidiaries will be required to disclose, permit the inspection, examination or making copies or abstracts of, or discussion of, any document, information or other matter that (a) constitutes non-financial trade secrets or non-financial proprietary information, (b) in respect of which disclosure to the Administrative Agent or any Lender (or their respective representatives or contractors) is prohibited by Law or any binding agreement with any third party or (c) is subject to attorney-client or similar privilege or constitutes attorney work product; provided that, to the extent legally permissible, the Borrower shall notify the Administrative Agent that any such document, information or other matter is being withheld pursuant to clauses (a), (b) or (c) of this Section 6.11 and shall use commercially reasonable efforts to communicate, to the extent permitted, the applicable information in a way that would not violate such restrictions and to eliminate such restrictions.

Section 6.12          Covenant to Guarantee Obligations and Give Security. From and after the Closing Date, at the Borrower’s expense, in accordance with and subject to the terms, conditions, and limitations of Collateral and Guarantee Requirement and any applicable limitation in any Collateral Document, take all action necessary or reasonably requested by the Administrative Agent to ensure that the Collateral and Guarantee Requirement continues to be satisfied, including:

(a)            upon the formation, incorporation or acquisition of any new direct or indirect Wholly Owned Material Subsidiary (in each case, other than an Excluded Subsidiary) by any Loan Party, the designation in accordance with Section 6.15 of any existing direct or indirect Wholly Owned Material Subsidiary as a Restricted Subsidiary (other than an Excluded Subsidiary) or upon any Wholly Owned Material Subsidiary ceasing to be an Excluded Subsidiary:

(i)            within sixty (60) days after such formation, incorporation, acquisition or designation occurred (or such longer period as the Administrative Agent may agree to in its reasonable discretion) after such formation, incorporation, acquisition or designation, subject to the First Lien Intercreditor Agreement:

(1)            [reserved];

(2)            cause each such Material Subsidiary that is required to become a Subsidiary Guarantor pursuant to the Collateral and Guarantee Requirement to duly execute and deliver to the Administrative Agent joinders to the Guaranty, Security Agreement Supplements, Intellectual Property Security Agreements and other security agreements and documents required by the Collateral Documents or, as reasonably requested by and in form already specified or otherwise reasonably satisfactory to the Administrative Agent (consistent with the Security Agreements, Intellectual Property Security Agreements and other Collateral Documents in effect on the Closing Date with appropriate modifications to address any applicable local Laws), in each case granting the Guarantees and Liens required by the Collateral and Guarantee Requirement;

(3)            cause each such Material Subsidiary that is required to become a Subsidiary Guarantor pursuant to the Collateral and Guarantee Requirement to deliver any and all certificates representing Equity Interests (to the extent certificated) that are required to be pledged pursuant to the Collateral and Guarantee Requirement, accompanied by undated stock powers or other appropriate instruments of transfer executed in blank and the Material Debt Instruments (if any) evidencing the Indebtedness held by such Material Subsidiary and required to be pledged pursuant to the Collateral Documents, indorsed in blank to the Collateral Agent;

(4)            take and cause the applicable Material Subsidiary and each direct or indirect parent of such applicable Material Subsidiary that is required to become a Subsidiary Guarantor pursuant to the Collateral and Guarantee Requirement to take whatever action (including the filing of financing statements under the Uniform Commercial Code, PPSA or other applicable Laws and other applicable registration forms and filing statements, and delivery of stock and other membership interest certificates and powers to the extent certificated) as may be necessary in the reasonable opinion of the Collateral Agent to vest in the Collateral Agent (or in any representative of the Collateral Agent designated by it) valid and perfected (to the extent required by the Collateral and Guarantee Requirement and the Collateral Documents) Liens required by the Collateral and Guarantee Requirement;

(ii)            within ninety (90) days after the reasonable request, if any, therefor by the Administrative Agent (or, in each case, such longer period as the Administrative Agent may agree to in its discretion), deliver to the Administrative Agent a signed copy of a customary opinion, addressed to the Administrative Agent and the other Secured Parties, of counsel(s) for the Loan Parties reasonably acceptable to the Administrative Agent as to such matters set forth in Section 6.12(a)(i)(2) as the Administrative Agent may reasonably request; and

(b)            (i) with respect to Material Real Property set forth on Schedule 1.01B, within ninety (90) days after the Closing Date (or such longer period as the Administrative Agent may agree in its discretion) and (ii) with respect to Material Real Property acquired after the Closing Date, within ninety (90) days after the date of such acquisition (or such longer period as the Administrative Agent may agree in its discretion), the Borrower shall, in each case, take, or cause the relevant Loan Party to take, the actions referred to in Section 6.14(b) with respect to Material Real Property of a Loan Party to the extent such Material Real Property shall not already be subject to a valid and perfected Lien pursuant to the Collateral and Guarantee Requirement.

Section 6.13          Compliance with Environmental Laws. Except, in each case, to the extent that the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: comply, and take all reasonable actions to cause any lessees and other Persons operating or occupying its properties to comply with all applicable Environmental Laws and Environmental Permits; obtain and renew all Environmental Permits necessary for its operations and properties; and conduct any investigation, study, sampling and testing, and undertake any cleanup, response or other corrective action necessary to address all Hazardous Materials at, on, under or emanating from any facilities currently or formerly owned, leased or operated by it as otherwise required by any applicable Environmental Laws or, if applicable to the Borrowers and their successors and assigns, a written settlement or consent agreement with those Governmental Authorities having jurisdiction; provided, however, that neither the Borrower nor any of its Subsidiaries shall be required to undertake any such cleanup, response or other corrective action to the extent that its obligation to do so is being contested in good faith by appropriate actions and for which adequate reserves have been provided in accordance with GAAP.

Section 6.14          Further Assurances. Subject to the provisions and limitations of the Collateral and Guarantee Requirement and any applicable limitations in any Collateral Document and in each case at the expense of the Borrower:

(a)            Promptly upon reasonable request by the Administrative Agent or as may be required by applicable Laws (i) correct any material defect or error that may be discovered in the execution, acknowledgment, filing, registration or recordation of any Collateral Document or other document or instrument relating to any Collateral and (ii) do, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further acts, deeds, certificates, assurances and other instruments, in each case, as the Administrative Agent may reasonably request from time to time in order to carry out more effectively the purposes of the Collateral Documents.

(b)            In the case of any Material Real Property, to provide the Collateral Agent with a Mortgage in respect of such Material Real Property, (x) with respect to Material Real Property set forth on Schedule 1.01B, within ninety (90) days after the Closing Date (or such longer period as the Administrative Agent may agree in its discretion) and (y) with respect to Material Real Property acquired after the Closing Date, within ninety (90) days after the date of such acquisition (or such longer period as the Administrative Agent may agree in its discretion), in each case, together with:

(i)            evidence that counterparts of or acknowledgement and directions from the Borrower necessary to register the Mortgages have been duly executed, acknowledged and delivered and the Mortgages are in form suitable for filing, registration or recording in all filing or recording or land registry offices that the Administrative Agent may deem reasonably necessary or desirable in order to create a valid and perfected Lien on such Material Real Property in favor of the Collateral Agent for the benefit of the Secured Parties and that all filing and recording taxes and fees have been paid or otherwise provided for in a manner reasonably satisfactory to the Administrative Agent;

(ii)            fully paid American Land Title Association Lender’s Extended Coverage title insurance policies or the equivalent or other form available in each applicable jurisdiction (the “Mortgage Policies”) in form and substance, with customary endorsements available in the applicable jurisdiction and in amount, reasonably acceptable to the Administrative Agent (not to exceed the value (as determined in good faith by the Borrower) of the real properties covered thereby), issued, coinsured and reinsured by title insurers reasonably acceptable to the Administrative Agent, insuring the Mortgages to be valid subsisting Liens on the real property described therein in the ranking or the priority of which it is expressed to have within the Mortgages, subject only to Liens permitted by Section 7.01, and providing for such other affirmative insurance (including endorsements for future advances under the Loan Documents) and such coinsurance and direct access reinsurance as the Administrative Agent may reasonably request and is available in the applicable jurisdiction at ordinary rates;

(iii)           to the extent reasonably requested by the Administrative Agent, customary legal opinions from local counsel for the Loan Parties in states or provinces in which such Material Real Property is located with respect to the enforceability of the Mortgages and the filing or registration of any related fixture filings/registrations;

(iv)           as promptly as practicable after the reasonable request therefor by the Administrative Agent, surveys and any then completed Phase I type environmental assessment reports; provided that the Administrative Agent may in its reasonable discretion accept any such existing survey to the extent prepared as of a date reasonably satisfactory to the Administrative Agent; provided, however, that there shall be no obligation to deliver to the Administrative Agent any environmental site assessment report whose disclosure to the Administrative Agent would require the consent of a Person other than the Borrower or one of its Subsidiaries, where, despite the commercially reasonable efforts of the Borrower to obtain such consent, such consent cannot be obtained;

(v)            “Life-of-Loan” Federal Emergency Management Agency Standard Flood Hazard Determinations with respect to each parcel of improved Material Real Property located in the United States and subject to a Mortgage (together with notice about special flood hazard area status and flood disaster assistance, duly executed by the applicable Loan Party), and in the event that any parcel of improved Material Real Property located in the United States that is subject to a Mortgage is located in a flood hazard area, evidence of flood insurance in an amount reasonably satisfactory to the Administrative Agent; and

(vi)           such other evidence that all other actions that the Administrative Agent may reasonably deem necessary or desirable in order to create valid and subsisting Liens on the real property described in the Mortgages have been taken.

Section 6.15          Designation of Subsidiaries. The Borrower may at any time after the Closing Date designate (or re-designate) any Restricted Subsidiary as an Unrestricted Subsidiary or designate (or re-designate, as the case may be) any Unrestricted Subsidiary as a Restricted Subsidiary; provided that (i) immediately before and after such designation (or re-designation), no Event of Default shall have occurred and be continuing, (ii) no Subsidiary may be designated as an Unrestricted Subsidiary if, after such designation, it would be a “Restricted Subsidiary” for the purpose of any Incremental Equivalent Debt, Refinancing Equivalent Debt or Junior Financing and (iii) the Investment resulting from the designation of such Subsidiary as an Unrestricted Subsidiary as described in the immediately succeeding sentence is permitted by Section 7.02. The designation of any Subsidiary as an Unrestricted Subsidiary shall constitute an Investment by the Borrower therein at the date of designation in an amount equal to the fair market value as determined by the Borrower in good faith of the Borrower’s or a Subsidiary’s (as applicable) Investment therein. The designation of any Unrestricted Subsidiary as a Restricted Subsidiary shall constitute the incurrence at the time of designation of any Indebtedness or Liens of such Subsidiary existing at such time and a return on any Investment by the Borrower or the applicable Subsidiary in Unrestricted Subsidiaries pursuant to the preceding sentence in an amount equal to the fair market value as determined by the Borrower in good faith at the date of such designation of the Borrower’s or a Subsidiary’s (as applicable) Investment in such Subsidiary.

Section 6.16           Maintenance of Ratings. Use commercially reasonable efforts to maintain (i) a public corporate credit rating (but not a specific rating) from S&P and a public corporate family rating (but not a specific rating) from Moody’s, in each case in respect of the Borrower, and (ii) a public rating (but not a specific rating) in respect of the Loans from each of S&P and Moody’s.

Section 6.17          Post-Closing Actions. Within the time periods specified on Schedule 6.17 (as each may be extended by the Administrative Agent in its reasonable discretion), provide such Collateral Documents and complete such undertakings as are set forth on Schedule 6.17. All conditions precedent and representations contained in this Agreement and the other Loan Documents shall be deemed modified to the extent necessary to effect the foregoing (and to permit the taking of the actions described above within the time periods required above, rather than as elsewhere provided in the Loan Documents); provided that (x) to the extent any representation and warranty would not be true because the foregoing actions were not taken on the Closing Date, the respective representation and warranty shall be required to be true and correct at the time the respective action is taken (or was required to be taken) in accordance with the foregoing provisions of this Section 6.17 and (y) all representations and warranties relating to the Collateral Documents shall be required to be true immediately after the actions required to be taken by this Section 6.17 have been taken (or were required to be taken) and the parties hereto acknowledge and agree that the failure to take any of the actions required above, within the relevant time periods required above, shall give rise to an immediate Event of Default pursuant to this Agreement.

Section 6.18          Use of Proceeds. Use the proceeds (a) of the Initial Term Loans, whether directly or indirectly, to finance a portion of the Original Transaction, including the consummation of the Acquisition and the payment of Original Transaction Expenses, and for working capital and other general corporate purposes (including to fund OID or upfront fees in connection with the Original Transaction), (b) of the Effective Date Incremental Term Loans, on the First Amendment Effective Date, to repay in full the Initial Term Loans outstanding as of the First Amendment Effective Date (together with any accrued and unpaid interest thereon), finance a portion of the First Amendment Transactions, including the consummation of the First Amendment Transactions and the payment of the First Amendment Transaction Expenses, and for working capital and other general corporate purposes (including to fund OID or upfront fees in connection with the First Amendment Transactions), (c) of the Delayed Draw Term Loans, to be used on and/or from time to time after the First Amendment Effective Date, to provide financing for, or refinance indebtedness incurred or replace cash used in connection with Pre-Approved Acquisitions, (d) of the 2020 Refinancing Term Loans, on the Third Amendment Effective Date, to repay in full the Term Loans outstanding immediately prior to the Third Amendment Effective Date (together with any accrued and unpaid interest thereon), (e) of the 2023 Refinancing Term Loans, on the Fourth Amendment Effective Date, to repay in full the Term Loans outstanding immediately prior to the Fourth Amendment Effective Date (together with any accrued and unpaid interest thereon), (f) of any Borrowing other than those referred to in the foregoing clauses (a), (b), (c) ~~and~~, (d) and (e), for any purpose not otherwise prohibited under this Agreement, including for general corporate purposes, working capital needs, Capital Expenditures, Permitted Acquisitions and other similar Investments, permitted Restricted Payments, permitted refinancing of indebtedness and any other transaction not prohibited by this Agreement.

Section 6.19          Change in Nature of Business. Engage in material lines of business not substantially different from those lines of business conducted or proposed to be conducted by the Borrower or any of the Restricted Subsidiaries on the Closing Date or any business or any other activities that are reasonably similar, ancillary, incidental, complementary or related to, or a reasonable extension, development or expansion of, the businesses conducted or proposed to be conducted by the Borrower or any of the Restricted Subsidiaries on the Closing Date.

Article VII

Negative Covenants

So long as any Lender shall have any Commitment hereunder or any Loan or other Obligation hereunder (other than (i) contingent indemnification obligations as to which no claim has been asserted and (ii) Obligations under Secured Hedge Agreements and Obligations under Secured Cash Management Agreements) shall remain unpaid or unsatisfied, the Borrower shall not, nor shall the Borrower permit any Restricted Subsidiary to:

Section 7.01          Liens. Create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired, other than the following:

(a)            Liens created pursuant to any Loan Document;

(b)            Liens existing on the First Amendment Effective Date and set forth on Schedule 7.01(b);

(c)            Liens for Taxes, assessments or governmental charges that are not overdue for a period of more than thirty (30) days or if more than thirty (30) days overdue, that are being contested in good faith and by appropriate actions for which appropriate reserves have been established in accordance with GAAP;

(d)            statutory or common law Liens of landlords, sublandlords, carriers, warehousemen, mechanics, materialmen, repairmen, construction contractors or other like Liens, or other customary Liens in favor of such Persons, so long as, in each case, such Liens secure amounts not overdue for a period of more than sixty (60) days or, if more than sixty (60) days overdue no other action has been taken to enforce such Lien, such Lien is being contested in good faith and by appropriate actions for which appropriate reserves have been established in accordance with GAAP;

(e)            pledges or deposits (i) in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security laws or similar legislation, health, disability or other employee benefits, (ii) in the ordinary course of business securing liability for reimbursement or indemnification obligations of insurance carriers providing property, casualty or liability insurance to the Borrower or any Subsidiaries or any other insurance or self-insurance arrangements and (iii) in respect of letters of credit or bank guarantees that have been posted by the Borrower or any Restricted Subsidiaries to support the payments of the items set forth in clauses (i) and (ii) of this Section 7.01(e);

(f)            pledges, deposits or other Liens (i) to secure the performance of bids, tenders, trade contracts, governmental contracts and leases (other than Indebtedness for borrowed money), statutory obligations, surety, stay, customs, bid and appeal bonds, performance and return of money bonds, performance and completion guarantees, agreements with utilities and other obligations of a like nature (including those to secure health, safety and environmental obligations) incurred in the ordinary course of business or consistent with industry practice and (ii) in respect of letters of credit or bank guarantees that have been posted to support payment of the items set forth in clause (i) of this Section 7.01(f);

(g)            easements, servitudes, rights-of-way, restrictions (including zoning, building and similar restrictions), encroachments, protrusions, covenants, variations in area of measurement, declarations on or with respect to the use of property, matters of record affecting title, liens restricting or prohibiting access to or from lands abutting on controlled access highways or covenants affecting the use to which lands may be put, and other similar encumbrances and title defects affecting real property that, in the aggregate, do not in any case materially interfere with the ordinary conduct of the business of the Borrower and their respective Subsidiaries taken as a whole, or the use of the property for its intended purpose, and any other exceptions to title on the Mortgage Policies accepted by the Administrative Agent in accordance with this Agreement;

(h)            Liens arising from judgments or orders for the payment of money (or appeal or other surety bonds relating thereto) not constituting an Event of Default under Section 8.01(g);

(i)            (i) Liens securing obligations in respect of Indebtedness permitted under Section 7.03(e); provided that (A) such Liens do not at any time encumber any property other than the property the acquisition, lease, construction, design, repair or improvement of which was financed by such Indebtedness, replacements thereof and additions and accessions to such property and the proceeds and the products thereof and customary security deposits and (B) such Liens do not at any time extend to or cover any assets (except for additions and accessions to such assets, the proceeds and products thereof and customary security deposits) other than the assets subject to, or acquired, leased, constructed, designed, repaired or improved with the proceeds of such Indebtedness; provided that, in the case of each of subclause (A) and (B), individual financings provided by one lender may be cross collateralized to other financings provided by such lender or its Affiliates and (ii) Liens on assets of Non-Loan Parties securing Indebtedness of such Non-Loan Parties permitted pursuant to Section 7.03 or other obligations of any Non-Loan Party not constituting Indebtedness;

(j)            (i) leases, non-exclusive licenses, subleases or non-exclusive sublicenses (including with respect to intellectual property and software) (or other agreements under which the Borrower or any Restricted Subsidiary has granted non-exclusive rights to end users to access and use the Borrower’s or any Restricted Subsidiary’s products, technologies or services in the ordinary course of business) or exclusive licenses or sublicenses of IP Rights which are not material to the business and, in each case, are granted to others in the ordinary course of business which do not (A) interfere in any material respect with the business of the Borrower and the Subsidiaries, taken as a whole, or (B) secure any Indebtedness for borrowed money (the foregoing licenses, “Permitted Exclusive Licenses”) and (ii) the rights reserved or vested in any Person (other than any Loan Party or any Restricted Subsidiary) by the terms of any lease, license, sublease, sublicense, franchise, grant or permit held by the Borrower or any other Restricted Subsidiaries or by a statutory provision, to terminate any such lease, non-exclusive license, sublease, non-exclusive sublicense, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(k)            Liens (i) in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business, (ii) attaching to commodity trading accounts or other commodities brokerage accounts incurred in the ordinary course of business and (iii) on specific items of inventory or other goods and proceeds thereof of any Person securing such Person’s obligations in respect of bankers’ acceptances or letters of credit issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or such other goods in the ordinary course of business;

(l)             Liens (i) of a collection bank arising under Section 4-208 of the Uniform Commercial Code or other similar provisions of applicable Laws on the items in the course of collection and (ii) in favor of a banking or other financial institution arising as a matter of common or statutory Law or under customary general terms and conditions encumbering deposits or other funds maintained with a financial institution (including the right of setoff);

(m)           Liens (i) on advances of cash or Cash Equivalents or escrow deposits in favor of the seller of any property to be acquired in an Investment permitted pursuant to Section 7.02(f), Section 7.02(i), Section 7.02(j), Section 7.02(n), Section 7.02(p), Section 7.02(q), Section 7.02(s), Section 7.02(t), Section 7.02(u), Section 7.02(z) and Section 7.02(bb) to be applied against the purchase price for such Investment or otherwise in connection with any customary escrow arrangements with respect to any such Investment or any Disposition permitted under Section 7.05 (including any letter of intent or purchase agreement with respect to such Investment or Disposition), (ii) consisting of an agreement to Dispose of any property in a Disposition permitted under Section 7.05, in each case, solely to the extent such Investment or Disposition, as the case may be, would have been permitted on the date of the creation of such Lien or on the date of any contract for such Investment or Disposition or (iii) with respect to escrow deposits consisting of the proceeds of Indebtedness (and related interest and fee amounts) otherwise permitted pursuant to Section 7.03 in connection with customary redemption terms in connection with escrow arrangements financing, and contingent on the consummation of any Investment, Disposition or Restricted Payment permitted by Section 7.02, Section 7.05 or Section 7.06;

(n)            Liens in favor of the Borrower or a Restricted Subsidiary securing Indebtedness owing to the Borrower or such Restricted Subsidiary permitted under Section 7.03; provided that no Loan Party shall grant a Lien in favor of any Non-Loan Party;

(o)            Liens existing on property at the time of its acquisition or existing on the property (or Equity Interests) of any Person at the time such Person becomes a Restricted Subsidiary, in each case after the date hereof (but excluding Liens deemed to be incurred upon the designation (or re-designation) of an Unrestricted Subsidiary as a Restricted Subsidiary); provided that (i) other than with respect to Indebtedness incurred pursuant to Section 7.03(k) or Section 7.03(u), such Lien was not created in contemplation of such acquisition or such Person becoming a Restricted Subsidiary, (ii) such Lien does not extend to or cover any other property of the Borrower or any Restricted Subsidiary other than the Person(s) acquired and/or formed to make such acquisitions and Subsidiaries of such Person(s) (other than the proceeds or products thereof and, except in the case of a Subsidiary Guarantor, other than after-acquired property of and Equity Interests in such acquired Restricted Subsidiary (it being understood and agreed to the extent such Lien secures Indebtedness assumed pursuant to Section 7.03(g) consisting of financings of the type described in Section 7.03(e), any such individual financings by any lender may be cross-collateralized to other financings of such type provided by such lender or its Affiliates)) and (iii) the Indebtedness secured thereby is permitted under Section 7.03(g), (k), (n), (t) or (u);

(p)            any interest or title (and any encumbrances on such interest or title) of a lessor, sublessor, licensor or sublicensor or secured by a lessor’s, sublessor’s, licensor’s or sublicensor’s interest under leases or subleases (other than Financing Leases) or licenses or sublicenses, in each case entered into by the Borrower or any of the Restricted Subsidiaries in the ordinary course of business;

(q)            (i) Liens arising out of conditional sale, title retention, consignment or similar arrangements for sale of goods entered into by the Borrower or any of the Restricted Subsidiaries in the ordinary course of business and (ii) Liens or other similar provisions of applicable Laws under Article 2 of the Uniform Commercial Code or similar provisions of applicable Laws in favor of a seller or buyer of goods;

(r)             Liens deemed to exist in connection with Investments in repurchase agreements permitted under Section 7.02 and reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts maintained in the ordinary course of business and not for speculative purposes;

(s)            to the extent constituting Liens, Dispositions expressly permitted under Section 7.05;

(t)             Liens that are customary contractual rights of setoff or banker’s liens (i) relating to the establishment of depository relations with banks or other deposit-taking financial institutions in the ordinary course and not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit, automatic clearinghouse accounts or sweep accounts of the Borrower or any of the Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Borrower or any of the Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Borrower or any of the Restricted Subsidiaries in the ordinary course of business;

(u)            Liens solely on any cash money deposits made by the Borrower or any of the Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted hereunder;

(v)            leases or subleases in the ordinary course of business in respect of real property on which facilities or equipment owned or leased by the Borrower or any of its Restricted Subsidiaries are located;

(w)           Liens evidenced by the filing of Uniform Commercial Code or PPSA financing statements or similar public filings, registrations or agreements in foreign jurisdictions, in each case, relating to leases permitted under this Agreement, and other precautionary statements, filings, registrations or agreements;

(x)            Liens on insurance policies and the proceeds thereof securing the financing of the premiums or of the obligations with respect thereto not exceeding since the First Amendment Effective Date the greater of (x) C$30,000,000 and (y) 1.0% of Consolidated Total Assets determined at the time of creation thereof;

(y)           customary rights of first refusal and tag, drag and similar rights in joint venture agreements entered into in the ordinary course of business;

(z)            customary Liens of an indenture trustee on money or property held or collected by it to secure fees, expenses and indemnities owing to it by any obligor under an indenture;

(aa)          any encumbrance or restriction (including put and call arrangements) with respect to Equity Interests of any Joint Venture, Subsidiary that is not Wholly Owned or similar arrangement pursuant to any Joint Venture, non-Wholly Owned Subsidiary or similar agreement and not for Indebtedness for borrowed money, other than Indebtedness (to the extent otherwise permitted or not prohibited hereunder) of such Joint Venture or non-Wholly Owned Subsidiary;

(bb)          Liens securing Swap Contracts permitted under Section 7.03(f) (or any Permitted Refinancing in respect thereof) that are in an aggregate amount since the First Amendment Effective Date not to exceed C$10,000,000 at any time;

(cc)          any zoning, building, conservation, environmental or similar law or right reserved to or vested in any Governmental Authority to control or regulate the use of any real property that does not materially interfere with the ordinary conduct of the business of the Borrower and the Restricted Subsidiaries, taken as a whole;

(dd)         the modification, replacement, renewal, refinancing or extension of any Lien permitted by clauses (b), (i), (o) and (ii) of this Section 7.01 and this Section 7.01(dd); provided that (i) the Lien does not extend to any additional property other than (A)(x) accessions, additions and improvements on the property originally subject to the Lien, (y) after-acquired property that is affixed or incorporated into the property covered by such Lien (or that, in accordance with such clause was permitted to have secured the Indebtedness or other Obligations so modified, replaced, renewed, refinanced or extended) and (z) in the case of Liens originally permitted by Section 7.01(o), after-acquired property of the applicable Restricted Subsidiary to the extent the security agreements in place at the time of the acquisition of such Restricted Subsidiary required the grant of such Lien in after-acquired property, and (B) proceeds and products thereof (it being understood and agreed that individual financings of the type described in Section 7.03(e) by any lender may be cross-collateralized to other financings of such type provided by such lender or its Affiliates), and (ii) the replacement, renewal, extension or refinancing of the obligations secured or benefited by such Liens is, if constituting Indebtedness, a Permitted Refinancing permitted by Section 7.03;

(ee)          Liens on all or a portion of the Collateral securing obligations in respect of Permitted Pari Passu Secured Refinancing Debt, Permitted Junior Secured Refinancing Debt or Permitted Ratio Debt and any Permitted Refinancing of any of the foregoing; provided that (x) any such Liens securing such Indebtedness that is secured by all or a portion of the Collateral on a pari passu basis (but without regard to control of remedies) with the Obligations shall be subject to a First Lien Intercreditor Agreement and (y) any such Liens securing such Indebtedness that is secured by the Collateral on a junior basis to the Liens securing the Obligations shall be subject to a Junior Lien Intercreditor Agreement;

(ff)           (i) deposits of cash with the owner or lessor of premises leased or operated by the Borrower or any of the Restricted Subsidiaries and (ii) cash collateral on deposit with banks or other financial institutions issuing letters of credit (or backstopping such letters of credit) or other equivalent bank guarantees issued naming as beneficiaries the owners or lessors of premises leased or operated by the Borrower or any of the Restricted Subsidiaries, in each case in the ordinary course of business of the Borrower and such Restricted Subsidiaries to secure the performance of the Borrower’s or such Restricted Subsidiary’s obligations under the terms of the lease for such premises;

(gg)         Liens on cash or Cash Equivalents used to defease or to satisfy and discharge Indebtedness; provided that such defeasance or satisfaction and discharge is not prohibited hereunder;

(hh)         Liens securing obligations in respect of Indebtedness permitted under Section 7.03(r); provided that (x) any such Liens securing such Indebtedness that is secured by all or a portion of the Collateral on a pari passu basis (but without regard to control of remedies) with the Obligations shall be subject to a First Lien Intercreditor Agreement and (y) any such Liens securing such Indebtedness that is secured by all or a portion of the Collateral on a junior basis to the Liens securing the Obligations shall be subject to a Junior Lien Intercreditor Agreement;

(ii)            other Liens securing Indebtedness or other obligations (including any modification, replacement, renewal or extension of Liens originally incurred pursuant to this clause (ii) in reliance on clause (dd) of this Section 7.01) in an aggregate principal amount at the time of incurrence of any such Indebtedness or other obligations not exceeding since the First Amendment Effective Date the greater of (x) C$240,000,000 and (y) 60% of Consolidated EBITDA as of the last day of the most recently ended Test Period determined at the time of incurrence of such Indebtedness or other obligations secured by such Lien (calculated on a Pro Forma Basis), which Liens, in each case under this Section 7.01(ii), at the election of the Borrower, shall be subject to a First Lien Intercreditor Agreement or Junior Lien Intercreditor Agreement;

(jj)            Liens securing obligations under, and secured ratably pursuant to, the Revolving Credit Agreement and other obligations of Persons that are lenders under the Revolving Credit Agreement and their Affiliates including Liens securing obligations pursuant to any Swap Contracts and cash management obligations; provided that any such Liens securing such Indebtedness that is secured by all or a portion of the Collateral on a pari passu basis (but without regard to control of remedies) with the Obligations shall be subject to a First Lien Intercreditor Agreement;

(kk)          Liens of bailees arising in the ordinary course of business;

(ll)            Liens securing obligations (other than obligations representing Indebtedness for borrowed money) under operating, reciprocal easement or similar agreements entered into in the ordinary course of business of the Borrower and its Restricted Subsidiaries;

(mm)        Liens securing obligations in respect of letters of credit, bank guarantees, bankers’ acceptance, warehouse receipts or similar obligations permitted to be incurred pursuant to Sections 7.03(p) and (q) and covering (i) the property (or the documents of title in respect of such property) financed by such letters of credit, bank guarantees, bankers’ acceptance, warehouse receipts or similar obligations and the proceeds and products thereof or (ii) cash collateral provided to support such obligations;

(nn)         Liens on goods or inventory the purchase, shipment or storage price of which is financed by a documentary letter of credit, bank guarantee or bankers’ acceptance issued or created for the account of the Borrower or any Restricted Subsidiary in the ordinary course of business; provided that such Lien secures only the obligations of the Borrower or its Restricted Subsidiaries in respect of such letter of credit, bank guarantee or bankers’ acceptance to the extent permitted to be incurred pursuant to Section 7.03;

(oo)         utility and similar deposits in the ordinary course of business;

(pp)         Liens in favor of the Borrower or any Restricted Subsidiary in connection with the Original Transactions or the First Amendment Transactions;

(qq)         Solely with respect to any property located in Canada, reservations in any original grants from the Crown of any land or interest therein, statutory exceptions to title and reservations of mineral rights (including coal, oil and natural gas) in any grants from the Crown or from any other predecessors in title;

(rr)           undetermined or inchoate Liens, arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with applicable Law or of which written notice has not been duly given in accordance with applicable Law or which, although filed or registered, relate to obligations not due or delinquent;

(ss)          securities to public utilities or Governmental Authorities when required by the utility or Governmental Authority in connection with the supply of services or utilities; and

(tt)           Liens in favor of landlords securing obligations under real property leases, provided that (i) such liens only attach to the movable property located on the premises subject to such real property leases and (ii) such premises are located in the Province of Quebec.

The expansion of Liens by virtue of accrual of fluctuations in the exchange rate of currencies will not be deemed to be an incurrence of Liens for purposes of this Section 7.01.

For purposes of determining compliance with this Section 7.01, (x) a Lien need not be incurred solely by reference to one category of Liens described in clauses (a) through (tt) above but may be incurred under any combination of such categories (including in part under one such category and in part under any other such category) and (y) in the event that a Lien (or any portion thereof) meets the criteria of one or more of such categories of Liens described in clauses (a) through (tt) above, the Borrower, in its sole discretion, may classify or may subsequently reclassify at any time such Lien (or any portion thereof) in any manner that complies with this covenant; provided that (a) all Liens securing any Permitted Pari Passu Secured Refinancing Debt or Permitted Junior Secured Refinancing Debt or any Permitted Refinancing in respect of the foregoing shall at all times be justified in reliance only on the exception in Section 7.01(ee), (b) all Liens securing any Incremental Equivalent Debt or any Permitted Refinancing in respect thereof shall at all times be justified in reliance only on the exception in Section 7.01(hh) and (c) all Liens securing the Obligations shall at all times be justified in reliance only on the exception in Section 7.01(a).

Section 7.02          Investments. Make or hold any Investments, except:

(a)            Investments in assets that are Cash Equivalents or were Cash Equivalents when made;

(b)            loans, promissory notes or advances to future, present or former officers, directors, members of management, employees and consultants of the Borrower (or any direct or indirect parent thereof) or any of the Restricted Subsidiaries (i) for reasonable and customary business-related travel, entertainment, relocation, housing and analogous ordinary business purposes or consistent with past practices, (ii) in connection with such Person’s purchase of Equity Interests of the Borrower (or any direct or indirect parent thereof; provided that, to the extent such loans or advances are made in cash, the amount of such loans and advances used to acquire such Equity Interests shall be contributed or paid to the Borrower in cash) or (iii) for any other purpose in an aggregate principal amount outstanding under this clause (iii) since the First Amendment Effective Date not to exceed C$7,500,000 at any time;

(c)            Investments by the Borrower or any Restricted Subsidiary in the Borrower or any Restricted Subsidiary; provided that the aggregate amount of Investments of Loan Parties made in Non-Loan Parties pursuant to this Section 7.02(c) shall not at any time outstanding since the First Amendment Effective Date exceed the greater of (x) C$40,000,000 and (y) 1.2% of Consolidated Total Assets determined at the time of such Investment (calculated on a Pro Forma Basis);

(d)            Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business, and Investments received in satisfaction or partial satisfaction thereof and other credits to suppliers, in each case, in the ordinary course of business;

(e)            Investments consisting of Liens, Indebtedness, fundamental changes, Dispositions, Restricted Payments and prepayments of Indebtedness permitted under Section 7.01, Section 7.03 (other than Section 7.03(c)(ii) or (d)), Section 7.04 (other than Section 7.04(a)(ii), (c)(ii) or (f)), Section 7.05 (other than Section 7.05(d)(ii) or (e)), Section 7.06 (other than Section 7.06(d) or (g)(iii)) and Section 7.12, respectively;

(f)            Investments existing on the First Amendment Effective Date or made pursuant to legally binding commitments in existence or otherwise contemplated on the First Amendment Effective Date (i) set forth on Schedule 7.02(f), (ii) consisting of intercompany Investments outstanding on the First Amendment Effective Date, and (iii) any modification, replacement (that does not result in an Investment in any other Person), renewal, reinvestment (that does not result in an Investment in any other Person) or extension of any of the foregoing; provided that (x) the amount of any Investment permitted pursuant to this Section 7.02(f) is not increased from the amount of such Investment on the First Amendment Effective Date except pursuant to the terms of such Investment as of the First Amendment Effective Date or as otherwise permitted by another clause of this Section 7.02 and (y) any Investment in the form of Indebtedness of any Loan Party owed to any Non-Loan Party shall be subordinated to the Obligations on subordination terms no less favorable to the Lenders (as determined by the Borrower) than the subordination terms set forth in an Intercompany Note;

(g)            Investments in Swap Contracts of the type permitted under Section 7.03;

(h)            promissory notes and other non-cash consideration that is permitted to be received in connection with Dispositions permitted by Section 7.05;

(i)            (A) a Pre-Approved Acquisition and (B) the purchase or other acquisition of all or substantially all of the property and assets of any Person or of assets constituting a business unit, a line of business or division of such Person or Equity Interests in a Person that, upon the consummation thereof, will be a Restricted Subsidiary (including as a result of a merger or consolidation and/or any Investment in any Subsidiary that serves to increase the equity ownership of the Borrower or any Restricted Subsidiary therein); provided that with respect to each purchase or other acquisition made pursuant to this Section 7.02(i) (each, a “Permitted Acquisition”):

(i)            the property, assets and businesses acquired in such purchase or other acquisition shall, to the extent required hereunder and under the other Loan Documents, constitute Collateral and the applicable Loan Party, any such newly created or acquired Subsidiary and the Subsidiaries of such created or acquired Subsidiary (in each case, to the extent required under the Collateral and Guarantee Requirement) shall comply with the requirements of Section 6.12, within the times specified therein (for the avoidance of doubt, this clause (i) shall not override any provisions of the Collateral and Guarantee Requirement, subject to the limit in clause (ii) below);

(ii)            the aggregate amount of such Investments made by Loan Parties pursuant to this Section 7.02(i) in Persons that are not or do not become (or in assets that are not owned by) Loan Parties (or are not merged or amalgamated with Loan Parties immediately following such Investment) shall not exceed at any time outstanding since the First Amendment Effective Date the greater of (x) C$40,000,000 and (y) 1.2% of Consolidated Total Assets determined at the time of such Investment (calculated on a Pro Forma Basis); and

(iii)            on the date on which the definitive agreement governing the relevant transaction is executed, immediately before and immediately after giving Pro Forma Effect to any such purchase or other acquisition (including any Indebtedness to be incurred in connection therewith), no Event of Default shall have occurred and be continuing.

(j)             other Investments in an amount not to exceed the Available Amount immediately prior to the time of the making of such Investment;

(k)            Investments in the ordinary course of business consisting of Uniform Commercial Code Article 3 endorsements for collection or deposit (or similar provisions of Law) and Article 4 customary trade arrangements with customers consistent with past practices (or similar provisions of Law);

(l)             Investments (including debt obligations and Equity Interests) received (i) in connection with the bankruptcy workout, recapitalization or reorganization of suppliers and customers or in settlement of delinquent obligations of, or other disputes with or judgments against, customers and suppliers arising in the ordinary course of business, (ii) upon the foreclosure with respect to any secured Investment, (iii) as a result of the settlement, compromise or resolution of litigation, arbitration or other disputes or (iv) in settlement of debts created in the ordinary course of business;

(m)           loans and advances to any direct or indirect parent of the Borrower in lieu of, and not in excess of the amount of (after giving effect to any other loans, advances or Restricted Payments in respect thereof), Restricted Payments to the extent permitted to be made to such direct or indirect parent in accordance with Section 7.06 (it being understood and agreed that each applicable provision of Section 7.06 shall be deemed utilized by the outstanding aggregate principal amount of such loans and advances made in reliance on this clause (m));

(n)           other Investments since the First Amendment Effective Date that do not exceed in the aggregate the greater of (i) C$175,000,000 and (ii) 6.0% of Consolidated Total Assets determined at the time of such Investment (calculated on a Pro Forma Basis);

(o)           advances of payroll payments to directors, officers, employees, members of management and consultants in the ordinary course of business;

(p)            Investments to the extent that payment for such Investments is made solely with Qualified Equity Interests of the Borrower (or any direct or indirect parent thereof);

(q)            Investments held by a Restricted Subsidiary acquired after the Closing Date in accordance with this Section 7.02 (other than in reliance on this clause (q)) or of a Person merged into, amalgamated with or consolidated into the Borrower or a Restricted Subsidiary in accordance with Section 7.04 after the Closing Date to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(r)            Guarantees by the Borrower or any of the Restricted Subsidiaries (i) of leases (other than Financing Leases) or of other obligations that do not constitute Indebtedness, in each case entered into in the ordinary course of business and (ii) of Indebtedness to the extent such Guarantees are permitted under Section 7.03(c); provided that the aggregate amount of Guarantees by the Loan Parties in respect of Indebtedness of Non-Loan Parties pursuant to this clause (r) shall not at any time outstanding since the First Amendment Effective Date exceed the greater of (x) C$40,000,000 and (y) 1.2% of Consolidated Total Assets determined at the time of such Investment (calculated on a Pro Forma Basis);

(s)            Investments made by (i) any Restricted Subsidiary that is a Non-Loan Party to the extent such Investments are financed with the proceeds received by such Restricted Subsidiary from an Investment in such Restricted Subsidiary made pursuant to Section 7.02(i)(ii), Section 7.02(j), Section 7.02(n), Section 7.02(t), Section 7.02(u), and Section 7.2(ff) and (ii) any Loan Party in any Non-Loan Party consisting of contributions or other Dispositions of Equity Interests of Persons that are Non-Loan Parties;

(t)            Investments in the amount of any Excluded Contribution to the extent Not Otherwise Applied;

(u)            Investments by the Borrower or a Restricted Subsidiary in (i) Joint Ventures and (ii) Subsidiaries that are not Wholly Owned, in an aggregate amount, taken together with all other Investments made pursuant to this clause (u) since the First Amendment Effective Date, not to exceed the greater of C$60,000,000 and 2.0% of Consolidated Total Assets determined at the time of such Investment (calculated on a Pro Forma Basis);

(v)            the Caesar Acquisition;

(w)           defined contribution pension scheme, unfunded pension fund and other employee benefit plan obligations and liabilities to the extent that they are permitted to remain unfunded under applicable Laws;

(x)            Investments in any Restricted Subsidiary in connection with reorganizations and related activities related to tax planning; provided that, after giving effect to any such reorganization and related activities, the security interest of the Collateral Agent in the Collateral, taken as a whole, is not materially impaired and after giving effect to such Investment, the Borrower shall otherwise be in compliance with Section 6.12;

(y)            Investments consisting of the licensing or contribution of intellectual property or software pursuant to joint development, joint commercialization, joint marketing or other collaboration arrangements with other Persons;

(z)            Investments consisting of, or to finance purchases and acquisitions of, inventory, supplies, materials, services or equipment or purchases of contract rights or licenses or leases of intellectual property in the ordinary course of business;

(aa)          Investments in any Subsidiary or any Joint Venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business;

(bb)         Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business;

(cc)          [reserved];

(dd)         the Original Transaction and Investments made to effect the Original Transaction;

(ee)          the First Amendment Transactions and Investments made to effect the First Amendment Transactions; and

(ff)           Investments in an unlimited amount so long as on the earlier of the date on which the Investment is made and the date on which the definitive agreement governing the relevant Investment containing a legally binding commitment to make such Investment is made, immediately after giving effect thereto and the incurrence of any Indebtedness to be incurred in connection therewith, the Borrower shall be in compliance with a Total Net Leverage Ratio of equal to or less than 5.50:1.00 (calculated on a Pro Forma Basis) as of the last day of the most recently ended Test Period on or prior to the date of determination.

For purposes of determining compliance with this Section 7.02, (x) an Investment need not be made solely by reference to one category of Investments described in clauses (a) through (ff) above but may be made under any combination of such categories (including in part under one such category and in part under any other such category) and (y) in the event that an Investment (or any portion thereof) meets the criteria of one or more of such categories of Investments described in clauses (a) through (ff) above, the Borrower, in its sole discretion, may classify or may subsequently reclassify at any time such Investment (or any portion thereof) in any manner that complies with this covenant; provided that (a) all Investments made under Section 7.02(f) shall at all times be justified in reliance only on the exception in Section 7.02(f) and (b) all Investments made under Section 7.02(t) shall at all times be justified in reliance only on the exception in Section 7.02(t).

For the avoidance of doubt, if an Investment constituting a purchase or acquisition of the type described in Section 7.02(i) (for this purposes, disregarding the requirements set forth in clauses (i) through (v) of Section 7.02(i)) is also permitted by any other provision of this Section 7.02, such Investment need not satisfy the requirements applicable to Permitted Acquisitions under Section 7.02(i) unless such Investments are consummated in reliance on Section 7.02(i) and the requirements of clause (ii) of Section 7.02(i) may also be satisfied in reliance on any other applicable provision of this Section 7.02.

Any Investment that exceeds the limits of any particular clause set forth above may be allocated amongst more than one of such clauses to permit the incurrence or holding of such Investment to the extent such excess is permitted as an Investment under such other clauses.

Section 7.03         Indebtedness. Create, incur or assume any Indebtedness other than:

(a)         Indebtedness under the Loan Documents;

(b)         (i) Indebtedness existing on or pursuant to binding commitments existing on the First Amendment Effective Date set forth on Schedule 7.03(b) and any Permitted Refinancing thereof and (ii) intercompany Indebtedness outstanding on the date hereof (after giving effect to the First Amendment Transactions) and any Permitted Refinancing thereof; provided that all such Indebtedness of any Loan Party owed to any Non-Loan Party shall be subordinated on terms no less favorable to the Lenders (as determined by the Borrower) than the subordination terms set forth in an Intercompany Note;

(c)         Guarantees by the Borrower and the Restricted Subsidiaries in respect of Indebtedness or other obligations of the Borrower or any of the Restricted Subsidiaries otherwise permitted under this Agreement; provided that (A) no Guarantee by any Restricted Subsidiary of Indebtedness incurred pursuant to (1) any Junior Financing or (2) any Incremental Equivalent Debt or Refinancing Equivalent Debt (or, in the case of each of the preceding clauses (1) and (2), any Permitted Refinancing thereof) shall be permitted unless such Restricted Subsidiary shall have also provided a Guarantee of the Obligations substantially on the terms set forth in the Guaranty and (B) if the Indebtedness being Guaranteed is by its express terms subordinated to the Obligations, such Guarantee shall be subordinated to the Guaranty on terms, taken as a whole, at least as favorable to the Lenders, in all material respects, as those contained in the subordination provisions applicable to such Indebtedness;

(d)         Indebtedness of the Borrower or any of the Restricted Subsidiaries owing to the Borrower or any other Restricted Subsidiary to the extent constituting an Investment permitted by Section 7.02; provided that all such Indebtedness of any Loan Party owed to any Non-Loan Party shall be subject to an Intercompany Note;

(e)         (i) (x) Financing Lease Obligations relating to or arising out of any applicable transaction (including any sale-leaseback transaction) and (y) other Indebtedness (including Financing Leases) of the Borrower and the Restricted Subsidiaries financing the acquisition, lease, construction, design, repair, replacement or improvement of property (real or personal), equipment or other fixed or capital assets, so long as such Indebtedness is incurred substantially concurrently with, or no later than two hundred and seventy (270) days after, the applicable acquisition, lease, construction, repair, replacement or improvement (including any Assumed Indebtedness of the type described in this clause (i)); provided that the aggregate principal amount of such Indebtedness at any time outstanding pursuant to this clause (e) since the First Amendment Effective Date shall not exceed the greater of C$145,000,000 and 5.0% of Consolidated Total Assets determined at the time of incurrence of such Indebtedness (calculated on a Pro Forma Basis) and (ii) any Permitted Refinancing of any Indebtedness incurred under Section 7.03(e)(i);

(f)          Indebtedness in respect of Swap Contracts; provided that such obligations are (or were) entered into by such Person in the ordinary course of business for the purpose of (i) limiting interest rate risk with respect to any Indebtedness permitted to be incurred hereunder, (ii) fixing or hedging currency exchange rate risk, or (iii) fixing or hedging commodity price risk with respect to any commodity purchases or sales, and not for purposes of speculation;

(g)         (i) Indebtedness (x) of any Person that becomes a Restricted Subsidiary after the date hereof, which Indebtedness is existing at the time such Person becomes a Restricted Subsidiary and is not incurred in contemplation of such Person becoming a Restricted Subsidiary, that is non-recourse to the Borrower or any Restricted Subsidiary ((A) other than any Subsidiary of such Person that is a Subsidiary on the date such Person becomes a Restricted Subsidiary and (B) excluding any guarantee by the Borrower or any Restricted Subsidiary otherwise permitted hereunder) and (y) of the Borrower or any Restricted Subsidiary assumed in connection with any Permitted Acquisition or other Investment not prohibited under this Agreement but not incurred in contemplation of such Permitted Acquisition or Investment (any such Indebtedness, “Assumed Indebtedness”) ; provided that, if after giving effect to all such Indebtedness, whether existing or assumed, the aggregate outstanding principal amount of existing Indebtedness of new Restricted Subsidiaries permitted under clause (g)(i)(x) (together with any Permitted Refinancing thereof incurred pursuant to clause (ii) below) plus the aggregate outstanding principal amount of Indebtedness assumed under clause (g)(i)(y) (together with any Permitted Refinancing thereof incurred pursuant to clause (ii) below) exceeds C$5,000,000 determined at the time of incurrence or assumption of such Indebtedness (calculated on a Pro Forma Basis), then after giving Pro Forma Effect to such existing Indebtedness or the assumption of such Indebtedness, in each case, (I) if such Indebtedness is secured by Liens on a pari passu basis with the Obligations, the Total Net First Lien Leverage Ratio is less than or equal to either (x) 4.25:1.00 or (y) the Total Net First Lien Leverage Ratio immediately prior to giving Pro Forma Effect to such existing Indebtedness or the assumption of such Indebtedness, (II) if such Indebtedness is secured by Liens, the Total Net Senior Secured Leverage Ratio is less than or equal to either (x) 5.50:1.00 or (y) the Total Net Senior Secured Leverage Ratio immediately prior to giving Pro Forma Effect to such existing Indebtedness or the assumption of such Indebtedness or (III) if such Indebtedness is unsecured, either (A) the Fixed Charge Coverage Ratio is greater than or equal to either (x) 2.00:1.00 or (y) the Fixed Charge Coverage Ratio immediately prior to giving Pro Forma Effect to such existing Indebtedness or the assumption of such Indebtedness or (B) the Total Net Leverage Ratio is less than or equal to either (x) 6.75:1.00 or (y) the Total Net Leverage Ratio immediately prior to giving Pro Forma Effect to such existing Indebtedness or the assumption of such Indebtedness, in each case under subclauses (I) through (III), as of the last day of the most recently ended Test Period on or prior to the date of determination (calculated on a Pro Forma Basis); and (ii) any Permitted Refinancing of any Indebtedness permitted under this Section 7.03(g); provided, further, that the aggregate principal amount of any such Indebtedness of Restricted Subsidiaries that are Non-Loan Parties pursuant to this clause (g) since the First Amendment Effective Date would not exceed the greater of (A) C$40,000,000 and (B) 1.2% of Consolidated Total Assets determined at the time of incurrence of such Indebtedness (calculated on a Pro Forma Basis);

(h)         (i) Refinancing Equivalent Debt and (ii) any Permitted Refinancing of the foregoing;

(i)          Indebtedness representing deferred compensation or similar arrangements to current, future or former officers, directors, employees, members of management or consultants of the Borrower (or any direct or indirect parent thereof) and the Restricted Subsidiaries;

(j)          Indebtedness to future, present or former officers, directors, employees, members of management and consultants, their respective estates, executors, administrators, heirs, family members, legatees, distributees, spouses, former spouses, domestic partners and former domestic partners of the Borrower (or any direct or indirect parent thereof) or any Restricted Subsidiary to finance the purchase or redemption of Equity Interests of the Borrower (or any direct or indirect parent thereof) permitted by Section 7.06;

(k)         Indebtedness incurred by the Borrower or any of the Restricted Subsidiaries in any Permitted Acquisition, any other Investment not prohibited hereunder or any Disposition, in each case to the extent constituting obligations under noncompete agreements, consulting agreements, indemnification obligations or obligations in respect of purchase price (including earn-outs) or other similar deferred purchase price or arrangements or adjustments;

(l)          Indebtedness consisting of obligations of the Borrower and the Restricted Subsidiaries under incentive, non-compete, consulting or other similar arrangements (including as a result of the cancellation of vesting of options and other equity-based awards) with current, future or former officers, directors, employees, members of management and consultants incurred by such Person in connection with transactions consummated prior to the Closing Date, Permitted Acquisitions or any other Investment expressly permitted hereunder or not prohibited hereunder or Disposition of any business, assets or Subsidiary permitted hereunder;

(m)        Indebtedness (i) arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five (5) Business Days of its incurrence and (ii) consisting of Cash Management Obligations and other Indebtedness in respect of cash pooling arrangements, netting services, automatic clearinghouse arrangements, overdraft protections, employee credit card programs and other cash management and similar arrangements in the ordinary course of business and any Guarantees thereof;

(n)         Indebtedness of the Borrower and the Restricted Subsidiaries in an aggregate principal amount at any time outstanding under this clause (n) since the First Amendment Effective Date not to exceed the greater of C$240,000,000 and 60% of Consolidated EBITDA as of the last day of the most recently ended Test Period, in each case determined at the time of incurrence of such Indebtedness (calculated on a Pro Forma Basis) and, in the case of any Indebtedness incurred under this Section 7.03(n), any Permitted Refinancing in respect thereof;

(o)         Indebtedness consisting of (i) the financing of insurance premiums in an amount not to exceed, at any time outstanding since the First Amendment Effective Date, the greater of C$30,000,000 and 1.0% of Consolidated Total Assets determined at the time of incurrence of such Indebtedness (calculated on a Pro Forma Basis) or (ii) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(p)         Indebtedness incurred by the Borrower or any of the Restricted Subsidiaries in respect of letters of credit, bank guarantees, bankers’ acceptances, warehouse receipts or similar instruments issued or created in the ordinary course of business or consistent with past practice, including in respect of workers compensation, unemployment insurance and other social security legislation, health, disability or other employee benefits or property, casualty or liability insurance or other insurance or self-insurance or other Indebtedness with respect to reimbursement-type obligations regarding workers compensation claims or supporting the type of obligations described in Section 7.01(e), (f), or (ff) (whether or not such obligations are secured by a Lien);

(q)         obligations (including in respect of letters of credit, bank guarantees, bankers’ acceptances, warehouse receipts or similar instruments) in respect of bids, tenders, trade contracts, governmental contracts and leases, statutory obligations, surety, stay, customs, bid, and appeal bonds, performance and return of money bonds, performance and completion guarantees, agreements with utilities and other obligations of a like nature (including those to secure health, safety and environmental obligations);

(r)          Indebtedness consisting of (i) Incremental Equivalent Debt or Permitted Ratio Debt and (ii) any Permitted Refinancing thereof;

(s)         Indebtedness consisting of the Existing U.S. 2022 Notes, Existing U.S. 2023 Notes and Existing U.S. 2026 Notes and any Permitted Refinancing of the foregoing;

(t)          Indebtedness incurred by a Restricted Subsidiary that is not a Guarantor which, when aggregated with the principal amount of all other Indebtedness incurred pursuant to this clause (t) and then outstanding since the First Amendment Effective Date, does not exceed the greater of (i) C$45,000,000 and (ii) 1.5% of Consolidated Total Assets determined at the time of incurrence of such Indebtedness (calculated on a Pro Forma Basis);

(u)         additional Indebtedness of the Borrower and its Restricted Subsidiaries to fund a Permitted Acquisition or Investment in an aggregate principal amount since the First Amendment Effective Date not to exceed at any time outstanding the greater of C$130,000,000 and 4.0% of Consolidated Total Assets determined at the time of incurrence of such Indebtedness (calculated on a Pro Forma Basis); provided that no Event of Default shall be continuing at the time the relevant agreement with respect to such Permitted Acquisition or Investment is entered into;

(v)         Indebtedness of any Restricted Subsidiary supported by a letter of credit in a principal amount not in excess of the stated amount of such letter of credit;

(w)        unsecured Indebtedness in respect of obligations of the Borrower or any Restricted Subsidiary to pay the deferred purchase price of goods or services or progress payments in connection with such goods and services; provided that such obligations are incurred in connection with open accounts extended by suppliers on customary trade terms in the ordinary course of business and not in connection with the borrowing of money;

(x)         to the extent constituting Indebtedness, Guarantees, loans and advances in the ordinary course of business made to or of obligations of distributors, suppliers, customers, franchisees, franchisors, licensors and licensees of the Borrower and its Restricted Subsidiaries;

(y)         Indebtedness under the Revolving Credit Agreement and any Permitted Refinancing thereof;

(z)         Indebtedness among the Borrower and its Restricted Subsidiaries in connection with the Caesar Repo Transaction;

(aa)       solely with respect to the Mortgages granted by the Loan Parties, guarantees arising under indemnity agreements to title insurers to cause such title insurer to issue to Collateral Agent mortgagee title insurance policies;

(bb)      to the extent constituting Indebtedness, all premiums (if any), interest (including post-petition interest), fees, expenses, charges and additional or contingent interest on obligations described in clauses (a) through (aa) above; and

(cc)       unsecured Indebtedness of the Borrower or any Restricted Subsidiary that are daylight loans that are incurred and repaid in full on the same date.

For purposes of determining compliance with this Section 7.03, in the event that an item of Indebtedness (or any portion thereof) at any time, whether at the time of incurrence or upon the application of all or a portion of the proceeds thereof or subsequently, meets the criteria of more than one of the categories of Indebtedness described above in Sections 7.03(a) through (cc) (including, for the avoidance of doubt, any separate category of the definition of Available Incremental Amount), the Borrower, in its sole discretion, may classify or subsequently reclassify (or later divide, classify or reclassify) such item of Indebtedness (or any portion thereof) in any one or more of the types of Indebtedness described in Sections 7.03(a) through (cc) in any manner that complies with this covenant; provided that (a) all Indebtedness outstanding under the Loan Documents shall at all times be deemed to be outstanding in reliance only on the exception in Section 7.03(a), (b) all Indebtedness described on Schedule 7.03(b) and any Permitted Refinancing in respect thereof shall at all times be deemed to be outstanding in reliance only on the exception in Section 7.03(b)(i), (c) in no circumstances shall any Indebtedness owing to the Borrower or any of its Restricted Subsidiaries be classified under Section 7.03(g), (d) Refinancing Equivalent Debt and any Permitted Refinancing in respect thereof will at all times be deemed to be outstanding in reliance only on the exception in Section 7.03(h), (e) Incremental Equivalent Debt and any Permitted Refinancing in respect thereof shall at all times be deemed to be outstanding in reliance only on the exception in Section 7.03(r) and (f) no Indebtedness may be reclassified as having been incurred under clauses (g) or (h) above.

The accrual of interest, the accretion of accreted value, the payment of interest in the form of additional Indebtedness, the payment of dividends on Disqualified Equity Interests in the form of additional shares of Disqualified Equity Interests, accretion or amortization of OID or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an incurrence of Indebtedness for purposes of this Section 7.03. The principal amount of any non-interest bearing Indebtedness or other discount security constituting Indebtedness at any date shall be the accreted value thereof on such date.

Notwithstanding the above, if any Indebtedness is incurred as Permitted Refinancing Indebtedness originally incurred pursuant to this Section 7.03, and such Permitted Refinancing Indebtedness would cause any applicable Canadian Dollar-denominated, Consolidated Total Assets or financial ratio restriction contained in this Section 7.03 to be exceeded if calculated on the date of such Permitted Refinancing, such Canadian Dollar-denominated, Consolidated Total Assets or financial ratio restriction, as applicable, shall be deemed not to have been exceeded so long as the principal amount of such Permitted Refinancing Indebtedness is permitted to be incurred pursuant to the definition of “Permitted Refinancing.”

Section 7.04         Fundamental Changes. Merge, dissolve, liquidate, consolidate or amalgamate with or into another Person, or Dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to or in favor of any Person, except that:

(a)         any Restricted Subsidiary may merge or consolidate with or into (i) the Borrower (including a merger, the purpose of which is to reorganize the Borrower into a new jurisdiction); provided that (x) the Borrower shall be the continuing or surviving Person or the continuing or surviving Person shall expressly assume the obligations of the Borrower under the Loan Documents and (y) such merger or consolidation does not result in the Borrower ceasing to be organized under the Laws of the United States, any state thereof or the District of Columbia or Canada or any province thereof or (ii) any one or more other Restricted Subsidiaries; provided that when any Non-Loan Party is merging with a Loan Party, a Loan Party shall be the continuing or surviving Person or the continuing or surviving Person shall become a Loan Party or, to the extent constituting an Investment, such Investment must be permitted by Section 7.02 (other than Section 7.02(e));

(b)         (i) any merger the sole purpose of which is to reincorporate, reorganize or continue any Non-Loan Party in another jurisdiction, subject to compliance with the requirements of Section 6.12, (ii) any Restricted Subsidiary may liquidate, dissolve or wind-up or change its legal form if the Borrower determines in good faith that such action is in the best interests of the Borrower and the Restricted Subsidiaries and is not materially disadvantageous to the Lenders and (iii) the Borrower or any Restricted Subsidiary may merge, amalgamate or consolidate with any other Person in order to effect a Permitted Acquisition or other Investment permitted by Section 7.02; provided that the surviving entity shall be subject to the requirements of Section 6.12 (to the extent applicable); provided, further, that if any of the transactions contemplated in this clause (b) involve the Borrower, the provisions of Section 7.04(d) applicable to the Borrower shall be satisfied;

(c)         any Restricted Subsidiary may Dispose of all or substantially all of its assets (upon voluntary liquidation, dissolution, wind-up or otherwise) to the Borrower or another Restricted Subsidiary; provided that if the transferor in such a transaction is a Loan Party, then (i) the transferee must be a Loan Party or (ii) the Investment in such transferee as a result of such Disposition must be a permitted Investment in accordance with Section 7.02 (other than Section 7.02(e)) or such Disposition is permitted by Section 7.05 (other than Section 7.05(e));

(d)        so long as no Event of Default exists or would result therefrom, the Borrower may (i) merge, amalgamate or consolidate with or into any other Person; provided that (x) the Borrower shall be the continuing or surviving corporation or the continuing or surviving Person shall expressly assume the obligations of the Borrower under the Loan Documents in a manner reasonably acceptable to the Administrative Agent (including with respect to the satisfaction of customary PATRIOT Act requirements) and (y) such merger, amalgamation or consolidation does not result in the Borrower ceasing to be organized or existing under the Laws of the United States, any state thereof, the District of Columbia or any territory thereof, or Canada or any province thereof, or (ii) change its legal form if the Borrower determines that such action is in its best interests and makes such change in a manner reasonably acceptable to the Administrative Agent (including with respect to the continued perfection of Liens and satisfaction of customary PATRIOT Act requirements);

(e)         the First Amendment Transactions may be consummated;

(f)          any Restricted Subsidiary may merge, amalgamate or consolidate with any other Person in order to effect an Investment permitted pursuant to Section 7.02 (other than Section 7.02(e));

(g)         [reserved]; and

(h)         a merger, dissolution, liquidation, consolidation or Disposition, the purpose of which is to effect a Disposition permitted pursuant to Section 7.05 (other than Section 7.05(e)).

Section 7.05         Dispositions. Make any Disposition, except:

(a)         Dispositions of obsolete, damaged, worn out, used or surplus property, whether now owned or hereafter acquired, in the ordinary course of business and Dispositions of property no longer used or useful in the conduct of the business of the Borrower and the Restricted Subsidiaries;

(b)         Dispositions of (i) inventory and (ii) equipment and goods held for sale in the ordinary course of business;

(c)         (i) any exchange or swap of assets, or lease, assignment or sublease of any real property or personal property for like property for use in a business not in contravention with Section 6.19 and (ii) Dispositions of property to the extent that (x) such property is exchanged for credit against the purchase price of similar replacement property or (y) the proceeds of such Disposition are promptly applied to the purchase price of such replacement property;

(d)         Dispositions of property among the Borrower and the Restricted Subsidiaries; provided that if the transferor of such property is a Loan Party (i) the transferee thereof must be a Loan Party, or if it is a newly incorporated entity, such transferee must become a Loan Party (or amalgamate with a Loan Party) within thirty (30) days of such Disposition, (ii) the Investment arising from such Disposition must be a permitted Investment in accordance with Section 7.02 (other than Section 7.02(e)) or (iii) the consideration paid in connection therewith shall be cash or Cash Equivalents paid contemporaneous with the consummation of the transaction and the aggregate fair market value (as determined in good faith by the Borrower) of the property sold, leased, licensed, transferred or otherwise disposed by Loan Parties to Non-Loan Parties in reliance of this clause (d)(iii) in any fiscal year shall not exceed C$10,000,000;

(e)         Dispositions permitted by Section 7.02 (other than Section 7.02(e)), Section 7.04 (other than Section 7.04(c) or (h)), Section 7.06 (other Section 7.06(d)) and Section 7.12 and Liens permitted by Section 7.01 (other than Section 7.01(m)(ii));

(f)          Dispositions with respect to property built or acquired by the Borrower or any Restricted Subsidiary after the Closing Date, including pursuant to sale-leaseback transactions; provided that, the Net Cash Proceeds thereof are applied in accordance with Section 2.05(b)(ii);

(g)         Dispositions of (i) Cash Equivalents and (ii) other current assets that were Cash Equivalents when the original Investment in such assets was made and which thereafter fail to satisfy the definition of Cash Equivalents;

(h)         leases, subleases, licenses or sublicenses (including non-exclusive licenses or non-exclusive sublicenses of IP Rights or software, including the provision of software under an open source license, but excluding licenses of IP Rights tantamount to a sale, material exclusive licenses of IP Rights and material exclusive sublicenses of IP Rights), in each case in the ordinary course of business and which do not materially interfere with the business of the Borrower and the Restricted Subsidiaries, taken as a whole;

(i)          Dispositions of property subject to Casualty Events;

(j)          Dispositions of property not otherwise permitted under this Section 7.05; provided that (i) at the time of such Disposition (other than any such Disposition made pursuant to a commitment entered into at a time when no Event of Default exists), no Event of Default shall exist or would result from such Disposition and (ii) with respect to any Disposition pursuant to this clause (j) for a purchase price in excess of C$15,000,000, the Borrower or any of the Restricted Subsidiaries shall receive not less than 75% of such consideration in the form of cash or Cash Equivalents (in each case, free and clear of all Liens, other than Liens permitted by Section 7.01); provided, however, that for the purposes of this clause (ii), (A) any liabilities (as shown on the Borrower’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto) of the Borrower or such Restricted Subsidiary that (i) are assumed by the transferee with respect to the applicable Disposition, (ii) for which the Borrower and all of the Restricted Subsidiaries shall have been validly released by all applicable creditors in writing or (iii) are otherwise cancelled or terminated in connection with the transaction with such transferee (other than intercompany debt owed to the Borrower or its Restricted Subsidiaries), (B) any securities, notes or other obligations or assets received by the Borrower or such Restricted Subsidiary from such transferee that are converted by the Borrower or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received) within one hundred and eighty (180) days following the closing of the applicable Disposition and (C) any Designated Non-Cash Consideration received in respect of such Disposition having an aggregate fair market value as determined by the Borrower in good faith, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (C) that is at that time outstanding since the First Amendment Effective Date, not in excess of the greater of (i) C$30,000,000 and (ii) 1.2% of Consolidated Total Assets determined at the time of incurrence of such Disposition (calculated on a Pro Forma Basis), with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash;

(k)         Dispositions of Investments in Joint Ventures or any Subsidiary that is not Wholly Owned to the extent required by, or made pursuant to customary buy/sell arrangements between, the joint venture or similar parties set forth in joint venture arrangements and/or similar binding arrangements;

(l)          Dispositions of accounts receivable in connection with the collection, compromise or settlement thereof or in bankruptcy or similar proceedings;

(m)        any issuance or sale of Equity Interests in, or sale of Indebtedness or other securities of, an Unrestricted Subsidiary;

(n)         to the extent allowable under Section 1031 of the Code (or comparable provision of Law of any foreign jurisdiction and, in each case, any successor provision), any exchange of like property for use in any business conducted by the Borrower or any of the Restricted Subsidiaries that is not in contravention of Section 6.19;

(o)         the unwinding of any Cash Management Obligations or Swap Contract;

(p)        sales or other dispositions by the Borrower or any Restricted Subsidiary of assets in connection with the closing or sale of an office, facility or other location in the ordinary course of business of the Borrower and the Restricted Subsidiaries, which consist of leasehold interests in the premises of such office, facility or other location, the equipment and fixtures located at such premises and the books and records relating exclusively and directly to the operations of such office, facility or other location; provided that as to each and all such sales and closings, (A) no Event of Default shall result therefrom and (B) such sale shall be on commercially reasonable prices and term in a bona fide arm’s length transaction;

(q)         the lapse or abandonment (including failure to maintain) in the ordinary course of business of any registrations or applications for registration of any (i) intellectual property rights that are not necessary or desirable in the conduct of the business of the Borrower or any Restricted Subsidiaries, or (ii) immaterial intellectual property rights that in the good faith determination of the Borrower are no longer economically practicable or commercially desirable to maintain or use in the business of the Borrower and the Restricted Subsidiaries (taken as a whole);

(r)          any Disposition (i) arising from foreclosure, casualty, condemnation, expropriation or any similar action or transfers by reason of eminent domain with respect to any property or other asset of the Borrower or any of its Restricted Subsidiaries or (ii) by reason of the exercise of termination rights under any lease, sublease, license, sublicense, concession or other agreement;

(s)         any surrender or waiver of contractual rights or the settlement, release, recovery on or surrender of contractual rights or other claims of any kind;

(t)          the discount of accounts receivable or notes receivable in the ordinary course of business or the conversion of accounts receivable to notes receivable or Investments permitted under this Agreement, in each case in connection with the collection or compromise thereof;

(u)         any Disposition of assets of the Borrower or any Restricted Subsidiary or sale or issuance of Equity Interests of any Restricted Subsidiary, which assets or Equity Interests so Disposed have an aggregate fair market value (as determined in good faith by the Borrower) of less than C$10,000,000 in the aggregate for any fiscal year;

(v)         any grant in the ordinary course of business of (i) any non-exclusive license of patents, trademarks, software, know-how, copyrights, or any other intellectual property rights, including, but not limited to, grants of franchises or non-exclusive licenses, franchise or non-exclusive license master agreements and/or area development agreements, or (ii) any Permitted Exclusive License;

(w)        Dispositions contemplated on the First Amendment Effective Date and set forth on Schedule 7.05(w);

(x)         Dispositions required to be made to comply with the order of any Governmental Authority or applicable Laws;

(y)         [reserved];

(z)         Dispositions of real property and related assets in the ordinary course of business in connection with relocation activities for directors, officers, members of management, employees or consultants;

(aa)       [reserved];

(bb)      de minimis amounts of equipment provided to employees;

(cc)       the Borrower and any Restricted Subsidiary may (i) convert any intercompany Indebtedness to Equity Interests; (ii) settle, discount, write off, forgive or cancel any intercompany Indebtedness or other obligation owing by the Borrower or any Restricted Subsidiary and (iii) settle, discount, write off, forgive or cancel any Indebtedness owing by any present or former consultants, directors, officers or employees of the Borrower (or any direct or indirect parent thereof) or any Subsidiary or any of their successors or assigns; and

(dd)       Dispositions in the nature of asset swaps conducted on an arms-length basis with bona fide third parties unaffiliated with a Borrower or any Affiliate of a Borrower; provided, that no such asset swap may be made at any time that a Specified Default has occurred and is continuing;

provided that any Disposition of any property pursuant to Section 7.05(b), (c), (d)(iii), (f), (i), (j) and (dd), shall be for no less than the fair market value of such property at the time of such Disposition as determined by the Borrower in good faith. To the extent any Collateral is Disposed of as permitted by this Section 7.05 to any Person other than a Loan Party, such Collateral shall be sold free and clear of the Liens created by the Loan Documents, and the Collateral Agent shall be authorized to take any actions deemed appropriate in order to effect the foregoing.

Section 7.06       Restricted Payments. Declare or make, directly or indirectly, any Restricted Payment, except:

(a)         each Restricted Subsidiary may make Restricted Payments to the Borrower and to the other Restricted Subsidiaries (and, in the case of a Restricted Payment by a non-Wholly Owned Restricted Subsidiary, to the Borrower and any other Restricted Subsidiaries and to each other owner of Equity Interests of such Restricted Subsidiary based on their relative ownership interests of the relevant class of Equity Interests);

(b)         the Borrower and each of the Restricted Subsidiaries may declare and make dividend payments or other distributions payable solely in the Equity Interests (other than Disqualified Equity Interests) of the Borrower;

(c)         so long as immediately after giving effect to such Restricted Payment, (i) for all Restricted Payments made pursuant to this Section 7.06(c) in excess of C$55,000,000 which are attributable to clause (b) of the Available Amount, the Fixed Charge Coverage Ratio (calculated on a Pro Forma Basis) as of the last day of the most recently ended Test Period on or prior to the date of determination is greater than or equal to 2.00:1.00 and (ii) for all Restricted Payments made pursuant to this Section 7.06(c) no Specified Default shall have occurred and be continuing or would result therefrom, in each case the Borrower and the Restricted Subsidiaries may make Restricted Payments in an amount not to exceed the Available Amount immediately prior to the time of the making of such Restricted Payment;

(d)         to the extent constituting Restricted Payments, the Borrower and the Restricted Subsidiaries may enter into and consummate transactions expressly permitted by any provision of Section 7.02 (other than Section 7.02(e) and 7.02(m)), Section 7.03, Section 7.04, Section 7.05 (other than Section 7.05(e)) or Section 7.08 (other than Section 7.08(i) and 7.08(m)(ii));

(e)         redemptions, repurchases, retirements or other acquisitions of Equity Interests in the Borrower or any of the Restricted Subsidiaries deemed to occur upon exercise of stock options or warrants or similar rights if such Equity Interests represent a portion of the exercise price of such options or warrants or similar rights;

(f)          the Borrower and the Restricted Subsidiaries may pay (or make Restricted Payments to allow any direct or indirect parent thereof to pay, so long as in the case of any payment in respect of Equity Interests of any direct or indirect parent of the Borrower, the amount of such Restricted Payment is directly attributable to the Equity Interests of the Borrower owned directly or indirectly by such parent) for the repurchase, retirement or other acquisition or retirement for value of Equity Interests of the Borrower (or such direct or indirect parent thereof) held by any future, present or former officers, directors, employees, members of management and consultants (or their respective estates, executors, administrators, heirs, family members, legatees, distributees, spouses, former spouses, domestic partners and former domestic partners) of the Borrower (or any direct or indirect parent of the Borrower) or any of its Restricted Subsidiaries in connection with the death, disability, retirement or termination of employment or service of any such Person (or a breach of any non-compete or other restrictive covenant or confidentiality obligations of any such Person at any time after such Person’s disability, retirement or termination of employment or service) in an aggregate amount after the First Amendment Effective Date, together with the aggregate amount of loans and advances to the Borrower made pursuant to Section 7.02(m) in lieu of Restricted Payments permitted by this clause (f), not to exceed the greater of (w) C$35,000,000 and (x) 1.1% of Consolidated Total Assets (calculated on a Pro Forma Basis) in the aggregate in any calendar year (it being understood that any unused amounts in any calendar year may be carried over to the immediately succeeding three calendar years); provided that such amount in any calendar year may be increased by an amount not to exceed (y) the cash proceeds received by the Borrower or any of the Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Equity Interests, Excluded Contributions or amounts that increased the Available Amount) of the Borrower or any direct or indirect parent of the Borrower (to the extent contributed to the Borrower) to any future, present or former employee, officer, director, member of management or consultant (or the estates, executors, administrators, heirs, family members, legatees, distributees, spouse, former spouse, domestic partner or former domestic partner of any of the foregoing) of the Borrower or any of its Subsidiaries or any direct or indirect parent of the Borrower that occurs after the Closing Date, plus (z) the cash proceeds of key man life insurance policies received by the Borrower or the Restricted Subsidiaries after the Closing Date; provided, further, that (1) the Borrower may elect to apply all or any portion of the aggregate increase contemplated by clauses (y) and (z) above in any calendar year and (2) cancellation of Indebtedness owing to the Borrower or any Restricted Subsidiary from any future, present or former employee, officer, director, member of management or consultant (or the estates, executors, administrators, heirs, family members, legatees, distributees, spouse, former spouse, domestic partner or former domestic partner of any of the foregoing) of the Borrower or any direct or indirect parent thereof or any Subsidiary thereof in connection with a repurchase of Equity Interests of the Borrower or any direct or indirect parent thereof will not be deemed to constitute a Restricted Payment for purposes of this Section 7.06 or any other provision of this Agreement;

(g)         the Borrower and the Restricted Subsidiaries may make Restricted Payments to any direct or indirect parent of the Borrower:

(i)         the proceeds of which shall be used to pay (or make Restricted Payments to allow any direct or indirect parent thereof to pay) operating costs and expenses of such Persons incurred in the ordinary course of business and other corporate overhead costs and expenses (including administrative, legal, accounting and similar expenses provided by third parties), which are reasonable and customary and incurred in the ordinary course of business, attributable to the ownership or operations of the Borrower and its Restricted Subsidiaries;

(ii)        the proceeds of which shall be used to pay (or make Restricted Payments to allow any direct or indirect parent thereof to pay) franchise and similar Taxes, and other fees and expenses, required to maintain its (or any of such direct or indirect parent’s) corporate or legal existence;

(iii)       to finance any Investment permitted to be made pursuant to Section  7.02; provided that (A) such Restricted Payment shall be made substantially concurrently with the closing of such Investment and (B) such Persons shall, promptly following the closing thereof, cause (1) all property acquired (whether assets or Equity Interests) to be contributed to the Borrower or a Restricted Subsidiary or (2) the merger, amalgamation, consolidation or sale of all or substantially all assets (to the extent permitted in Section 7.04) of the Person formed in order to consummate such Investment or acquired pursuant to such Investment, as applicable, into or to, as applicable, the Borrower or a Restricted Subsidiary, in each case, in accordance with the requirements of Section 6.12 and Section 7.02;

(iv)       the proceeds of which shall be used to pay (or make Restricted Payments to allow any direct or indirect parent thereof to pay) fees and expenses related to any equity or debt offering permitted by this Agreement (whether or not successful);

(v)        the proceeds of which (A) shall be used to pay customary salary, bonus, severance and other benefits payable to, and indemnities provided on behalf of, directors, officers, employees, members of management and consultants of such Persons and any payroll, social security or similar taxes in connection therewith to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Borrower and its Restricted Subsidiaries or (B) shall be used to make payments permitted under Section 7.08(c)(i), (e), (g), (h), (j), (k), (l), (m), (n), (o), (p), (r), (t), (w) and (y) (but only to the extent such payments have not been and are not expected to be made by the Borrower or a Restricted Subsidiary);

(vi)       the proceeds of which will be used to make payments due or expected to be due to cover social security, Medicare, employment insurance, statutory pension plan, withholding and other taxes payable and other remittances to Governmental Authorities in connection with any management equity plan or stock option plan or any other management or employee benefit plan or agreement of such Persons or to make any other payment that would, if made by the Borrower or any Restricted Subsidiary, be permitted under this Agreement;

(vii)      the proceeds of which shall be used to pay cash, in lieu of issuing fractional shares, in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Equity Interests of such Persons; and

(viii)     for any taxable period for which the Borrower and/or any of its Subsidiaries are members of a consolidated, combined or similar income Tax group for Tax purposes of which a direct or indirect parent of Borrower is the common parent (a “Tax Group”), the proceeds of which are necessary to permit the common parent of such Tax Group to pay the portion of any income Tax of such Tax Group for such taxable period that are attributable to the income of Borrower and/or its Subsidiaries; provided that (A) the amount of such Restricted Payments for any taxable period shall not exceed that amount of such Taxes that Borrower and/or its Subsidiaries, as applicable, would have paid had Borrower and/or its applicable Subsidiaries, as applicable, been a stand-alone taxpayer (or a stand-alone group) for all applicable tax years and (B) the amount of such Restricted Payments in respect of an Unrestricted Subsidiary shall be permitted only to the extent that cash distributions were made by such Unrestricted Subsidiary to Borrower or any of its Restricted Subsidiaries for such purpose;

(h)         the Borrower or any of the Restricted Subsidiaries may pay cash (or make Restricted Payments to any direct or indirect parent the proceeds of which shall be used to enable it to pay cash) in lieu of fractional Equity Interests in connection with any dividend, split or combination thereof, any Permitted Acquisition or any exercise of warrants, options or other securities convertible into or exchangeable for Equity Interests;

(i)          redemptions, repurchases, retirements or other acquisitions of Equity Interests (i) deemed to occur on the exercise of options by the delivery of Equity Interests in satisfaction of the exercise price of such options or (ii) in consideration of withholding or similar taxes payable by any future, present or former officer, employee, director, member of management or consultant (or their respective estates, executors, administrators, heirs, family members, legatees, distributees, spouses, former spouses, domestic partners and former domestic partners), including deemed repurchases in connection with the exercise of stock options and any cash payment in respect of amounts described in the foregoing clause (ii);

(j)          in addition to the foregoing Restricted Payments and so long as no Event of Default shall have occurred and be continuing or would result therefrom, the Borrower and the Restricted Subsidiaries may make additional Restricted Payments in an aggregate amount since the First Amendment Effective Date not to exceed the greater of (i) C$50,000,000 and (ii) 1.5% of Consolidated Total Assets determined at the time of incurrence of such Indebtedness (calculated on a Pro Forma Basis) plus additional unlimited amounts so long as immediately after giving effect to any such additional unlimited amounts of Restricted Payment, the Total Net Leverage Ratio (calculated on a Pro Forma Basis) as of the last day of the most recently ended Test Period on or prior to the date of determination is less than or equal to 5.00:1.00;

(k)         after a Qualifying IPO, the declaration and payment of dividends on the Borrower’s common stock (and the Borrower and its restricted Subsidiaries may pay dividends to any of its parents to permit such parent to pay such dividends), in the aggregate in any calendar year of up to the sum of (i) 6.00% of the Net Cash Proceeds received by or contributed to the Borrower or a Restricted Subsidiary in or from any such Qualifying IPO and (ii) 6.00% of the market capitalization of the Borrower at the time of such Qualifying IPO;

(l)          Restricted Payments that are made with Excluded Contributions to the extent Not Otherwise Applied;

(m)        the distribution, by dividend or otherwise, of shares of capital stock of, or Indebtedness owed to the Borrower or a Restricted Subsidiary by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and Cash Equivalents);

(n)         Restricted Payments to satisfy appraisal or other dissenters’ rights, pursuant to or in connection with a consolidation, amalgamation, merger, transfer of assets or acquisition that complies with Section 7.02 or Section 7.04;

(o)         redemptions in whole or in part of any of its Equity Interests for another class of its Equity Interests or with proceeds from substantially concurrent equity contributions or issuances of new Equity Interests; provided that such new Equity Interests contain terms and provisions at least as advantageous to the Lenders in all respects material to their interests as those contained in the Equity Interests redeemed thereby; provided, further, that such amounts are not included in Excluded Contributions.

(p)         the Original Transaction and Restricted Payments made to effect the Original Transaction;

(q)         the making of any Restricted Payment within sixty (60) days after the date of declaration thereof, if at the date of such declaration such Restricted Payment would have complied with another provision of this Section 7.06; provided that the making of such Restricted Payment will reduce capacity for Restricted Payments pursuant to such other provision when so made; and

(r)          the First Amendment Transactions and Restricted Payments made to effect the First Amendment Transactions and pay fees and expenses related thereto (including Restricted Payments made (A) to holders of restricted stock or performance stock units as provided by the First Amendment Transaction Agreement and (B) in order to satisfy indemnity and other similar obligations under the First Amendment Transaction Agreement).

Section 7.07     Changes in Fiscal Periods. Make any change in fiscal year; provided, however, that the Borrower may, upon written notice to the Administrative Agent, change its fiscal year to any other fiscal year reasonably acceptable to the Administrative Agent, in which case, the Borrower and the Administrative Agent will, and are hereby authorized by the Lenders to, make any adjustments to this Agreement that are necessary to reflect such change in fiscal year.

Section 7.08     Transactions with Affiliates. Enter into any transaction of any kind with any Affiliate of the Borrower, whether or not in the ordinary course of business, involving aggregate consideration since the First Amendment Effective Date in excess of C$20,000,000, other than:

(a)         transactions between or among the Borrower and/or one or more of the Restricted Subsidiaries or any entity that becomes a Restricted Subsidiary as a result of such transaction;

(b)         transactions on terms substantially as favorable to the Borrower or such Restricted Subsidiary as would be obtainable by the Borrower or such Restricted Subsidiary at the time in a comparable arm’s-length transaction with a Person other than an Affiliate;

(c)         (i) the Original Transaction and the payment of fees and expenses (including the Original Transaction Expenses) related to the Original Transaction and (ii) the existence of, or the performance by the Borrower or any Restricted Subsidiary of its obligations under the terms of, any stockholders (or similar) agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Closing Date, and any transaction, agreement or arrangement described in this Agreement and, in each case, any amendment thereto or similar transactions, agreements or arrangements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Borrower or any Restricted Subsidiary of its obligations under, any future amendment to any such existing transaction, agreement or arrangement or under any similar transaction, agreement or arrangement entered into after the Closing Date shall only be permitted by this clause (ii) to the extent that the terms of any such amended existing transaction, agreement or arrangement, taken as a whole, or new transaction, agreement or arrangement are not otherwise more disadvantageous to the Lenders in any material respect (as determined in good faith by the Borrower) than the original transaction, agreement or arrangement as in effect on the Closing Date;

(d)         (i) the First Amendment Transactions and the payment of fees and expenses (including the First Amendment Transaction Expenses) related to the First Amendment Transactions and (ii) the existence of, or the performance by the Borrower or any Restricted Subsidiary of its obligations under the terms of, any stockholders (or similar) agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of First Amendment Effective Date, and any transaction, agreement or arrangement described in this Agreement and, in each case, any amendment thereto or similar transactions, agreements or arrangements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Borrower or any Restricted Subsidiary of its obligations under, any future amendment to any such existing transaction, agreement or arrangement or under any similar transaction, agreement or arrangement entered into after the First Amendment Effective Date shall only be permitted by this clause (ii) to the extent that the terms of any such amended existing transaction, agreement or arrangement, taken as a whole, or new transaction, agreement or arrangement are not otherwise more disadvantageous to the Lenders in any material respect (as determined in good faith by the Borrower) than the original transaction, agreement or arrangement as in effect on the First Amendment Effective Date;

(e)         employment and severance arrangements between the Borrower and the Restricted Subsidiaries and their respective directors, officers, employees, members of management or consultants in the ordinary course of business and transactions pursuant to housing loan programs, stock option or purchase plans and employee benefit plans and similar arrangements;

(f)          non-exclusive licensing of patents, trademarks, software, know-how, copyrights or other IP Rights or Permitted Exclusive Licenses in the ordinary course of business to permit the commercial exploitation of IP Rights;

(g)         the payment of customary fees and reasonable out-of-pocket costs to, and indemnities provided on behalf of, future, present or former directors, officers, employees, members of management and consultants of the Borrower and the Restricted Subsidiaries or any direct or indirect parent of the Borrower in the ordinary course of business to the extent attributable to the ownership or operation of the Borrower and the Restricted Subsidiaries;

(h)         any agreement, instrument or arrangement as in effect as of the First Amendment Effective Date and set forth on Schedule 7.08, or any amendment thereto (so long as any such amendment, taken as a whole, is not more disadvantageous to the Lenders in any material respect (as determined in good faith by the Borrower) as compared to the applicable agreement as in effect on the Closing Date);

(i)          Restricted Payments permitted under Section 7.06;

(j)          payments by the Borrower and any of the Restricted Subsidiaries (including related indemnities and expense reimbursements) made for any transaction or financial advisory, consulting, financing, underwriting or placement services or in respect of other investment banking activities (including in connection with financings, acquisitions or divestitures), which payments are approved by a majority of the disinterested members of the board of directors (or comparable governing body or managers) of the Borrower in good faith (which, for the avoidance of doubt, may include payments to one or more of the Equity Sponsor);

(k)         transactions in which the Borrower or any of the Restricted Subsidiaries, as the case may be, delivers to the Administrative Agent a letter from an Independent Financial Advisor stating that such transaction is fair to the Borrower or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (b) of this Section 7.08;

(l)          the issuance or transfer of Equity Interests (other than Disqualified Equity Interests) of the Borrower or any of its Subsidiaries to any Permitted Holder or to any former, current or future director, officer, employee, member of management or consultant (or their respective estates, executors, administrators, heirs, family members, legatees, distributees, spouses, former spouses, domestic partners and former domestic partners) of the Borrower, or any Subsidiary or any direct or indirect parent of any of the foregoing thereof to the extent otherwise permitted by this Agreement and to the extent such issuance or transfer would not give rise to a Change of Control;

(m)         (i) investments by the Permitted Holders in securities of any of the Restricted Subsidiaries (and payment of reasonable out-of-pocket expenses incurred by the Permitted Holders in connection therewith) so long as the investment is being offered generally to other investors on the same or more favorable terms and (ii) to the extent permitted under Section 7.06, payments to the Permitted Holders in respect of securities or loans of the any Restricted Subsidiaries contemplated in the foregoing subclause (i) or that were acquired from Persons other than the Borrower and its Restricted Subsidiaries, in each case, in accordance with the terms of such securities or loans;

(n)         payments to or from, and transactions with, Joint Ventures (to the extent any such Joint Venture is only an Affiliate as a result of Investments by the Borrower and the Restricted Subsidiaries in such Joint Venture) or non-Wholly Owned Subsidiaries that are Restricted Subsidiaries in the ordinary course of business, in each case to the extent otherwise permitted under Section 7.02;

(o)         the payment of reasonable out-of-pocket costs and expenses relating to registration rights and indemnities provided to equity holders of the Borrower or any direct or indirect parent thereof;

(p)         payments or loans (or cancellation of loans) or advances to employees, officers, directors, members of management or consultants (or the estates, executors, administrators, heirs, family members, legatees, distributees, spouse, former spouse, domestic partner or former domestic partner or any of the foregoing) of the Borrower or any of its Restricted Subsidiaries or any direct or indirect parent companies of the Borrower and employment agreements, consulting arrangements, severance arrangements, stock option plans and other similar arrangements with such employees, officers, directors, members of management or consultants (or the estates, executors, administrators, heirs, family members, legatees, distributees, spouse, former spouse, domestic partner or former domestic partner of any of the foregoing);

(q)         transactions with customers, clients, suppliers or purchasers or sellers of goods or services, or transactions otherwise relating to the purchase or sale of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of this Agreement, which are fair to the Borrower and its Restricted Subsidiaries, in the good faith determination of the board of directors or comparable governing body or managers or senior management of the Borrower or any of its Restricted Subsidiaries, or are in terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(r)          the entering into of any tax sharing agreement or arrangement to the extent payments under such agreement or arrangement would otherwise be permitted under Section 7.06(g)(viii);

(s)         any contribution to the capital of the Borrower or any of its Restricted Subsidiaries;

(t)          transactions permitted under Section 7.04 and/or Section 7.05 solely for the purpose of reincorporating the Borrower in a new jurisdiction;

(u)         transactions between the Borrower or any Restricted Subsidiary and any Person, a director of which is also a director of the Borrower or any Restricted Subsidiary or any direct or indirect parent of the Borrower; provided, however, that such director abstains from voting as a director of the Borrower or any Restricted Subsidiary or such direct or indirect parent, as the case may be, on any matter involving such other Person;

(v)         the formation and maintenance of any consolidated, combined or unitary group or subgroup for tax (subject to the limitation in Section 7.06(g)(viii)), accounting or cash pooling or management purposes in the ordinary course of business;

(w)        the issuance of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the board of directors (or any equivalent body) of the Borrower or any Restricted Subsidiary or any direct or indirect parent of the Borrower, as appropriate, in good faith;

(x)         [reserved]; and

(y)         transactions undertaken in good faith (as certified by a Responsible Officer of the Borrower) for the purpose of improving the consolidated tax efficiency of the Borrower or any of its Restricted Subsidiaries and not for the purpose of circumventing any covenant set forth in this Agreement and which are not materially adverse to the Lenders.

Section 7.09       Burdensome Agreements. Enter into or permit to exist any Contractual Obligation (other than this Agreement or any other Loan Document) that limits the ability of (a) any Non-Loan Party to make Restricted Payments to (directly or indirectly) or to make or repay loans or advances to any Loan Party or (b) any Loan Party to create, incur, assume or suffer to exist Liens on property of such Person for the benefit of the Lenders with respect to any Facility and the Obligations under the Loan Documents; provided that the foregoing clauses (a) and (b) shall not apply to Contractual Obligations that:

(a)         (x) exist on the date hereof and (y) to the extent set forth in an agreement governing or evidencing Indebtedness, are set forth in any agreement evidencing any permitted modification, replacement, renewal, extension or refinancing of such Indebtedness so long as such modification, replacement, renewal, extension or refinancing does not materially expand the scope of such Contractual Obligation;

(b)         are binding on a Restricted Subsidiary at the time such Restricted Subsidiary becomes or is designated as a Restricted Subsidiary, so long as such Contractual Obligations were not entered into in contemplation of such Person becoming a Restricted Subsidiary;

(c)         are imposed by agreements governing or evidencing Indebtedness of a Non-Loan Party that is permitted by Section 7.03;

(d)         are required, by or pursuant to, applicable Laws and/or imposed by a Governmental Authority or pursuant to any enforcement action by any Governmental Authority;

(e)         are customary restrictions that arise in connection with (x) any Lien permitted by Sections 7.01(a), (i), (j), (l), (m), (o), (r), (t), (u), (x), (y), (z), (aa), (bb), (dd), (ee), (ff), (gg), (hh), (ii), (jj), (mm), or (nn) or any document in connection therewith; provided that such restriction relates only to the property subject to such Lien or (y) any Disposition permitted by Section 7.05 applicable pending such Disposition solely to the assets subject to such Disposition;

(f)          are customary provisions in joint venture agreements and other similar agreements applicable to Joint Ventures and non-Wholly Owned Subsidiaries permitted under Section 7.02 and applicable solely to such Person entered into in the ordinary course of business;

(g)         are negative pledges and restrictions on Liens in favor of any holder of Indebtedness permitted under Section 7.03 but solely to the extent any negative pledge relates to the specific property financed by or the subject of such Indebtedness and the proceeds and products thereof;

(h)         are customary restrictions on leases, subleases, licenses, sublicenses, Equity Interests, or asset sale agreements and other similar agreements otherwise permitted hereby so long as such restrictions relate to the assets subject thereto;

(i)          comprise restrictions imposed by any agreement relating to secured Indebtedness permitted pursuant to Sections 7.03(b), (c), (e), (g), (h), (k), (m), (n), (o)(i), (p), (q), (r), (s), (t), (u) or (y);

(j)          are customary provisions restricting subletting or assignment of any lease governing a leasehold interest of any Restricted Subsidiary;

(k)         are customary provisions restricting assignment of any agreement entered into in the ordinary course of business;

(l)         are restrictions on cash or other deposits imposed by customers under contracts entered into in the ordinary course of business;

(m)         are customary restrictions in any documentation governing any Incremental Equivalent Debt or any Refinancing Equivalent Debt;

(n)         arise in connection with cash or other deposits permitted under Section 7.01;

(o)         comprise restrictions imposed by any agreement governing Indebtedness entered into after the Closing Date and permitted under Section 7.03 that are, at the time such agreement is entered into, taken as a whole, in the good faith judgment of the Borrower, not materially more restrictive with respect to the Borrower or any Restricted Subsidiary than (x) customary market terms for Indebtedness of such type or (y) the restrictions contained in this Agreement, so long as the Borrower shall have determined in good faith that such restrictions will not affect its obligation or ability of the Loan Parties to make any payments or grant any Liens required hereunder;

(p)         apply by reason of any applicable Laws or are required by any Governmental Authority having jurisdiction over the Borrower’s or any Restricted Subsidiary’s status (or the status of any Subsidiary of such Restricted Subsidiary) as a Captive Insurance Subsidiary;

(q)         are contracts or agreements for the sale or Disposition of assets, including any restriction with respect to a Subsidiary imposed pursuant to an agreement entered into for the sale or Disposition of the Equity Interests or assets of such Subsidiary;

(r)          comprise restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; or

(s)         any encumbrances or restrictions imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (r) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are (x) permitted hereunder or under any other Loan Document, (y) on customary market terms for contracts, obligations or instruments of such type or (z) in the good faith judgment of the Borrower, no more restrictive in any material respect with respect to such restrictions than those contained in such contracts, instruments or obligations prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Section 7.10     Negative Pledge. Unless otherwise agreed to by the Administrative Agent, 1994439 Alberta ULC will not create or incur any Lien on any preferred stock issued by GFL Holdco (US), LLC, whether now owned or hereafter acquired, or upon any income or profits therefrom, in order to secure any of the Borrower’s Indebtedness or that of any of its Subsidiaries.

Section 7.11    [Reserved].

Section 7.12     Prepayments, Etc. of Indebtedness; Certain Amendments. (a)  Prepay or redeem, purchase, defease, retire, extinguish or otherwise satisfy prior to the scheduled maturity thereof in any manner (it being understood that payments of regularly scheduled principal, interest, mandatory prepayments, mandatory redemptions and offers to purchase, fees, expenses and indemnification obligations and any AHYDO Catch-Up Payments shall be permitted) any Indebtedness of the Borrower or any Subsidiary Guarantor of the type described in clause (a) of the definition of “Indebtedness” (other than Indebtedness designated by the Borrower with an aggregate principal amount not to exceed C$40,000,000 for all Indebtedness so designated since the First Amendment Effective Date) that is contractually subordinated in right of payment to the Obligations or secured by Liens that are contractually subordinated to the Liens securing the Obligations, in each case, expressly by its terms (other than Indebtedness between or among the Borrower or any of its Subsidiaries) (collectively, “Junior Financing”), except (i) the refinancing or replacement thereof with the Net Cash Proceeds of, or in exchange for, any Indebtedness constituting a Permitted Refinancing thereof, (ii) the prepayment, redemption, repurchase, defeasance, exchange, acquisition or retirement or other acquisition of any Junior Financing in exchange for, or out of the proceeds of, the substantially concurrent sale of, Equity Interests of the Borrower (or any direct or indirect parent of the Borrower) or contributions to the equity capital of the Borrower (in each case other than any Disqualified Equity Interests, Excluded Contributions, or amounts that increased the Available Amount), (iii) the prepayment of Indebtedness of the Borrower or any Restricted Subsidiary owed to the Borrower or a Restricted Subsidiary and not in violation of any applicable subordination terms or the prepayment of any other Junior Financing with the proceeds of any Permitted Refinancing otherwise permitted by Section 7.03, (iv) the prepayment, redemption, repurchase, defeasance, exchange, acquisition or retirement or other acquisition of Junior Financing in an aggregate amount since the First Amendment Effective Date, not to exceed, C$20,000,000, (v) the prepayment, redemption, repurchase, defeasance, exchange, acquisition or retirement or other acquisition of Junior Financing in an amount not to exceed the Available Amount immediately prior to the time of the making of such prepayment, redemption, repurchase, defeasance, exchange, acquisition or retirement or other acquisition, (vi) [reserved], (vii) the prepayment, redemption, repurchase, defeasance, exchange, acquisition or retirement or other acquisition of Junior Financing prior to their scheduled maturity that are made with Excluded Contributions to the extent Not Otherwise Applied, (viii) the prepayment, redemption, repurchase, defeasance, exchange, acquisition or retirement or other acquisition of Junior Financing within 60 days of the date of a redemption notice if, at the date of any prepayment, redemption, repurchase, defeasance, exchange, acquisition or retirement or other acquisition notice in respect thereof, such prepayment, redemption, repurchase, defeasance, exchange, acquisition or retirement or other acquisition would have complied with another provision of this Section 7.12; provided that such prepayment, redemption, repurchase, defeasance, exchange, acquisition or retirement or other acquisition under this Section 7.12(a)(viii) shall reduce capacity under such other provision, and (ix) the prepayment, redemption, repurchase, defeasance, exchange, acquisition or retirement or other acquisition of Junior Financing; provided that the Total Net Leverage Ratio (calculated on a Pro Forma Basis) as of the most recently ended Test Period on or prior to the date of such prepayment, redemption, repurchase, defeasance, exchange, acquisition or retirement or other acquisition is less than or equal to 5.00:1.00, or (b) make any payment in violation of any subordination terms of any Junior Financing that is subordinated in right of payment to the Obligations expressly by its terms.

(b)         Amend, modify or change in any manner that would be materially adverse to the interests of the Lenders, any term or condition of any Junior Financing Documentation in respect of any Junior Financing (other than as a result of the refinancing or replacement thereof with the Net Cash Proceeds of, or in exchange for, any Indebtedness constituting a Permitted Refinancing or any other Junior Financing otherwise permitted by Section 7.03 thereof).

(c)         Amend, modify or change its certificate or articles of incorporation or amalgamation (including, without limitation, by the filing or modification of any certificate or articles of designation), certificate of formation, limited liability company agreement or by-laws (or the equivalent organizational documents), as applicable, in each case, in any manner materially adverse to the interests of the Lenders.

Article VIII

Events of Default and Remedies

Section 8.01     Events of Default. Each of the events referred to in clauses (a) through (k) of this Section 8.01 shall constitute an “Event of Default”:

(a)         Non-Payment. The Borrower fails to pay (i) when and as required to be paid herein, any amount of principal of any Loan, or (ii) within three (3) Business Days after the same becomes due, any interest on any Loan or fees payable hereunder, or (iii) within three (3) Business Days after notice from the Administrative Agent, or other amounts payable hereunder; or

(b)         Specific Covenants. The Borrower or any Restricted Subsidiary fails to perform or observe any term, covenant or agreement contained in any of Section 6.03(a) or Section 6.05(a) (solely with respect to the Borrower) or Article VII; provided that any Default or Event of Default pursuant to this clause (i) due to failure to provide notice of Default pursuant to Section 6.03(a) shall be automatically cured upon provision of the applicable notice and/or cure of the underlying Default or Event of Default; or

(c)         Other Defaults. Any Loan Party fails to perform or observe any other covenant or agreement (not specified in Section 8.01(a) or (b) above) contained in any Loan Document on its part to be performed or observed and such failure continues for thirty (30) days after the receipt by the Borrower of written notice thereof from the Administrative Agent; provided that any Event of Default under this clause (c) due to inclusion of any “going concern” statement in an audit opinion delivered pursuant to Section 6.01(a) solely due to a prospective or actual financial covenant default shall not constitute an Event of Default for purposes of any Term Loan or Term Commitments unless and until the applicable Indebtedness containing such financial covenant is actually declared to be immediately due and payable as a result of the such default and such declaration has not been rescinded prior to such date; or

(d)         Representations and Warranties. Any representation, warranty, certification or statement of fact made or deemed made by any Loan Party herein, in any other Loan Document, or in any document required to be delivered in connection herewith or therewith shall be incorrect in any material respect when made or deemed made and such incorrect representation or warranty (if curable) shall remain incorrect for a period of 30 days after notice thereof from the Administrative Agent to the Borrower; or

(e)         Cross-Default. Any Loan Party or any Restricted Subsidiary (A) fails to make any payment beyond the applicable grace period, if any, whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise, in respect of any Indebtedness (other than Indebtedness hereunder or under any other Loan Document) having an aggregate outstanding principal amount (individually or in the aggregate with all other Indebtedness as to which such a failure shall exist) of not less than the Threshold Amount or (B) fails to observe or perform any other agreement or condition relating to any such Indebtedness, or any other event occurs (other than, with respect to Indebtedness consisting of Swap Contracts, termination events or equivalent events pursuant to the terms of such Swap Contracts and not as a result of any default thereunder by any Loan Party), the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity; provided that this clause (e)(B) shall not apply to Indebtedness that becomes subject to a mandatory prepayment or mandatory offer to purchase or redeem as a result of (x) the voluntary sale or transfer of property or assets, if such sale or transfer is permitted hereunder, (y) any casualty or condemnation event, in each case in an amount not to exceed the net cash proceeds attributable to such sale, transfer or casualty or condemnation event (as applicable) or (z) any Convertible Notes and/or any Amortizing Notes that become subject to a mandatory prepayment or mandatory offer to purchase or redeem (or the occurrence of any event that permits such mandatory prepayment or mandatory offer to purchase or redeem) unless such mandatory prepayment or mandatory offer to purchase or redeem results from a default thereunder or an event of the type that constitutes an Event of Default; provided, further, that such failure is unremedied and is not waived by the holders of such Indebtedness prior to any termination of the Commitments, acceleration of the Loans or the exercise of other remedies pursuant to Section 8.02; provided, further, that no Event of Default with respect to this clause (e) shall result in respect of the Revolving Credit Agreement unless and until the holder or holders of the Revolving Credit Agreement (or the Revolving Agent on behalf of such holder or holders or beneficiary or beneficiaries) cause, with the giving of notice if required, such Indebtedness in respect of the Revolving Credit Agreement to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity; or

(f)          Insolvency Proceedings, Etc. The Borrower or any Material Subsidiary institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, receiver or manager, trustee, custodian, conservator, liquidator, rehabilitator, administrator, administrative receiver or similar officer for it or for all or any material part of its property; or any receiver, receiver or manager, trustee, custodian, conservator, liquidator, rehabilitator, administrator, administrative receiver or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged or unstayed for sixty (60) calendar days; or any proceeding under any Debtor Relief Law relating to any such Person or to all or any material part of its property is instituted without the consent of such Person and continues undismissed or unstayed for sixty (60) calendar days, or an order for relief is entered in any such proceeding; or

(g)         Judgments. There is entered against the Borrower or any Restricted Subsidiary a final judgment or order for the payment of money in an aggregate amount exceeding the Threshold Amount (to the extent not covered by self-insurance (if applicable) or independent third-party insurance as to which the insurer has been notified of such judgment or order and has not denied in writing coverage thereof) and such judgment or order shall not have been satisfied, vacated, discharged or stayed or bonded pending an appeal for a period of sixty (60) consecutive days; or

(h)         ERISA. (i) An ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan which has resulted or would reasonably be expected to result in liability of the Borrower or any Guarantor in an aggregate amount which would reasonably be expected to result in a Material Adverse Effect or, (ii) with respect to a Foreign Plan, a termination, withdrawal or noncompliance with applicable Laws or plan terms that would reasonably be expected to result in a Material Adverse Effect; or

(i)          Invalidity of Material Guaranties. Any Guaranty of any Guarantor, at any time after its execution and delivery and for any reason ceases to be in full force and effect, other than (x) as expressly permitted hereunder or thereunder (including as a result of a transaction permitted under Section 7.04 or 7.05 or the Collateral and Guarantee Requirement), (y) as a result of acts or omissions by the Administrative Agent, Collateral Agent or any Lender, in each case, which does not arise from the breach by any Loan Party of its obligations under the Loan Documents or (z) as a result of the satisfaction in full of all the Obligations; or any Guarantor contests in writing the validity or enforceability of its Guaranty or denies in writing that it has any or further liability or obligation under its Guaranty (other than as a result of repayment in full of the Obligations and termination of the Aggregate Commitments or as expressly permitted hereunder or thereunder (including as a result of a transaction permitted under Section 7.04 or 7.05 or the Collateral and Guarantee Requirement)), or purports in writing to revoke or rescind its Guaranty; or

(j)          Collateral Documents. Any Collateral Document after delivery thereof pursuant to Section 4.01, 6.12 or 6.14, shall for any reason (other than pursuant to the terms hereof or thereof including as a result of a transaction permitted under Section 7.04 or 7.05) cease to create, or any Lien purported to be created by such Collateral Document shall be asserted in writing by the Borrower or any other Loan Party not to be, a valid and, to the extent applicable under applicable Law, perfected Lien on a material portion of the Collateral, with the priority required by the Collateral Documents (or other security purported to be created on the applicable Collateral), on and security interest in any material portion of the Collateral purported to be covered thereby, subject to Liens permitted under Section 7.01, except to the extent that (i) any such perfection or priority is not required pursuant to the Collateral and Guarantee Requirement, (ii) any such loss of perfection or priority results from the failure of the Collateral Agent to maintain possession of certificates actually delivered to it representing securities pledged under the Collateral Documents or to file Uniform Commercial Code continuation or PPSA renewal statements, (iii) as to Collateral consisting of real property, such losses are covered by a lender’s title insurance policy and such insurer has not denied coverage in writing; or (iv) such loss of a valid or perfected security interest, as applicable, may be remedied by the filing or registration of appropriate documentation without the loss of priority (unless such loss of a valid or perfected security interest remains unremedied thirty (30) days after the Borrower obtaining actual knowledge thereof); or

(k)         Change of Control. There occurs any Change of Control.

Section 8.02     Remedies upon Event of Default. If any Event of Default occurs and is continuing, the Administrative Agent may with the consent of, and shall at the request of, the Required Lenders take any or all of the following actions:

(a)         declare the commitment of each Lender to make Loans to be terminated, whereupon such commitments and obligation shall be terminated;

(b)         declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts outstanding or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower; and

(c)         exercise on behalf of itself and the Lenders all rights and remedies available to it and the Lenders under the Loan Documents,

provided that upon the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under the Bankruptcy Code, and the commitments of each Lender to make Loans shall automatically terminate, the unpaid principal amount of all outstanding Loans and all interest and other amounts as aforesaid shall automatically become due and payable, in each case without further act of the Administrative Agent or any Lender.

Section 8.03     Application of Funds. After the exercise of remedies provided for in Section 8.02 (or after the Loans have automatically become immediately due and payable as set forth in the proviso to Section 8.02), subject to any Intercreditor Agreement, any amounts received on account of the Obligations shall be applied by the Administrative Agent in the following order:

First, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (other than principal and interest, but including Attorney Costs payable under Section 10.04 and amounts payable under Article III) payable to the Administrative Agent in its capacity as such;

Second, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal and interest) payable to the Lenders (including Attorney Costs payable under Section 10.04 and amounts payable under Article III), ratably among them in proportion to the amounts described in this clause Second payable to them;

Third, to payment of that portion of the Obligations constituting accrued and unpaid interest on the Loans, together with all Obligations in the nature of accrued but unpaid periodic fees and interest under any Secured Hedge Agreements and Secured Cash Management Agreements, ratably among the Secured Parties in proportion to the respective amounts described in this clause Third payable to them;

Fourth, to payment of that portion of the Obligations constituting unpaid principal of the Loans, the Obligations under Secured Hedge Agreements (to the extent constituting breakage, termination and other payments not otherwise paid pursuant to clause Third above) and Obligations under Secured Cash Management Agreements, ratably among the Secured Parties in proportion to the respective amounts described in this clause Fourth held by them;

Fifth, [reserved];

Sixth, to the payment of all other Obligations of the Loan Parties that are due and payable to the Administrative Agent and the other Secured Parties on such date, ratably based upon the respective aggregate amounts of all such Obligations owing to the Administrative Agent and the other Secured Parties on such date; and

Last, the balance, if any, after all of the Obligations have been paid in full, to the Borrower or as otherwise required by Law.

Notwithstanding the foregoing, no amount received from any Guarantor shall be applied to any Excluded Swap Obligation of such Guarantor but subsequent distributions shall be adjusted so that the aggregate distributions are in accordance with the foregoing to the extent permitted by Law.

Section 8.04    [Reserved].

Section 8.05     Clean Up Period. Notwithstanding anything to the contrary in this Agreement or any other Loan Document, during the period commencing on the closing date of any Permitted Acquisition or Investment and ending on the date 30 days thereafter (the “Clean Up Period”) (a) any breach or default of any representation or warranty under Article V or any other Loan Document or a covenant under this Agreement or any other Loan Document or (b) any Event of Default, will be deemed not to be a breach of representation or warranty or covenant or an Event of Default (as the case may be) if (i) it would have been (if it were not for this Section 8.05) a breach or default of any representation or warranty or covenant or an Event of Default only by reason of circumstances relating exclusively to the target, the target group or the property and assets of another Person or assets constituting a business unit, line of business or division of such Person in connection with such Permitted Acquisition or Investment (or any obligation to procure or ensure in relation to such target, target group or the property and assets or business unit, line of business or division); (ii) it is capable of remedy and reasonable steps are being taken to remedy it; (iii) the circumstances giving rise to it have not been procured by or approved by the Borrower; and (iv) it would not reasonably be expected to have a Material Adverse Effect. If the relevant circumstances are continuing on or after the date immediately following the end of the Clean Up Period, there shall be a breach of representation or warranty, breach of covenant or Event of Default, as the case may be, notwithstanding the above (and without prejudice to the rights and remedies of the Lenders as set forth in Section 8.02 hereof).

Article IX

Administrative Agent and Other Agents

Section 9.01     Appointment and Authority of the Administrative Agent.

(a)         Each Lender hereby irrevocably appoints Citi, as of the Amendment Effective Date, to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article IX, other than in respect of Section 9.09, Section 9.11 and Section 9.14, are solely for the benefit of the Administrative Agent and the Lenders, and the Loan Parties shall not have rights as a third party beneficiary of any such provisions. It is understood and agreed that the use of the term “agent” herein or in any other Loan Documents (or any other similar term) with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Laws. Instead such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties.

(b)         [reserved].

(c)         Barclays shall act as the “collateral agent” under the Loan Documents, and each of the Lenders (including in its capacities as a Lender and a potential Hedge Bank and/or Cash Management Bank) hereby irrevocably appoints and authorizes the Collateral Agent to act as the agent of (and to hold any security interest created by the Collateral Documents for and on behalf of or in trust for) the Secured Parties for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Loan Parties to secure any of the Obligations, together with such powers and discretion as are reasonably incidental thereto. In this connection, the Collateral Agent, as “collateral agent” (and any co-agents, sub-agents and attorneys-in-fact appointed by the Collateral Agent pursuant to Section 9.05 for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Collateral Documents, or for exercising any rights and remedies thereunder at the direction of the Collateral Agent), shall be entitled to the benefits of all provisions of this Article IX and Article X (including Section 9.07, as though such co-agents, sub-agents and attorneys-in-fact were the “collateral agent” under the Loan Documents) as if set forth in full herein with respect thereto. Without limiting the generality of the foregoing, each of the Lenders (including in its capacities as a Lender and a potential Hedge Bank and/or Cash Management Bank) hereby expressly authorizes the Collateral Agent to execute any and all documents (including releases) with respect to the Collateral and the rights of the Secured Parties with respect thereto (including any First Lien Intercreditor Agreement, any Junior Lien Intercreditor Agreement and/or any other intercreditor agreements entered into in connection herewith, and security trust documents), as contemplated by, in accordance with or otherwise in connection with the provisions of this Agreement and the Collateral Documents and acknowledge and agree that any such action by any Agent shall bind the Lenders.

Section 9.02     Rights as a Lender. Any Person serving as an Agent (including as Administrative Agent and Collateral Agent) hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not an Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include each Person serving as an Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if such Person were not an Agent hereunder and without any duty to provide notice or account therefor to the Lenders. The Lenders acknowledge that, pursuant to such activities, any Agent or its Affiliates may receive information regarding any Loan Party or any of its Affiliates (including information that may be subject to confidentiality obligations in favor of such Loan Party or such Affiliate) and acknowledge that no Agent shall be under any obligation to provide such information to them.

Section 9.03     Exculpatory Provisions. Neither the Administrative Agent, Collateral Agent nor any other Agent shall have any duties or obligations except those expressly set forth herein and in the other Loan Documents, and the duties of the Administrative Agent and the Collateral Agent hereunder will be administrative in nature. Without limiting the generality of the foregoing, an Agent (including the Administrative Agent and Collateral Agent):

(a)         shall not be subject to any fiduciary or other implied (or express) duties, regardless of whether a Default has occurred and is continuing;

(b)         shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that such Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents); provided that no Agent shall be required to take any action (or where so instructed, refrain from exercising) that, in its opinion or the opinion of its counsel, may expose such Agent to liability or that is contrary to any Loan Document or applicable Laws, including for the avoidance of doubt any action that may be in violation of the automatic stay under any Debtor Relief Law or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any Debtor Relief Law; and

(c)         shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by any Person serving as an Agent or any of its Affiliates in any capacity.

The Administrative Agent and Collateral Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent or Collateral Agent shall believe in good faith shall be necessary, under the circumstances as provided in Section 8.02 and Section 10.01) or (ii) in the absence of its own gross negligence or willful misconduct as determined by the final, non-appealable judgment of a court of competent jurisdiction, in connection with its duties expressly set forth herein. The Administrative Agent and Collateral Agent shall be deemed not to have knowledge of any Default unless and until written notice describing such Default is given to the Administrative Agent or Collateral Agent by the Borrower or a Lender.

No Agent-Related Person shall be responsible for or have any duty to ascertain or inquire into (i) any recital, statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default (including, without limitation, compliance with the terms and conditions of Section 10.07(h)(iii)), (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or the creation, perfection or priority of any Lien purported to be created by the Collateral Documents, (v) the value or the sufficiency of any Collateral, (vi) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

Section 9.04     Reliance by Agents. Each Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. Each Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan that by its terms must be fulfilled to the satisfaction of a Lender, each Agent may presume that such condition is satisfactory to such Lender unless such Agent shall have received notice to the contrary from such Lender prior to the making of such Loan. Each Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

Each Agent may at any time request instructions from the Lenders with respect to any actions or approvals which by the terms of this Agreement or of any of the Loan Documents such Agent is permitted or desires to take or to grant, and each Agent shall be fully justified in failing or refusing to take any action under any Loan Document unless it shall first receive such advice or concurrence of the Required Lenders as it deems appropriate and, if it so requests, it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. No Lender shall have any right of action whatsoever against any Agent as a result of such Agent acting or refraining from acting under this Agreement or any of the other Loan Documents in accordance with the instructions of the Required Lenders. Each Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Loan Document in accordance with a request or consent of the Required Lenders (or such greater number of Lenders as may be expressly required hereby in any instance) and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders; provided that no Agent shall be required to take any action that, in its opinion or in the opinion of its counsel, may expose such Agent to liability or that is contrary to any Loan Document or applicable Laws.

Section 9.05     Delegation of Duties. The Administrative Agent and the Collateral Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Documents by or through any one or more sub agents appointed by the Administrative Agent or the Collateral Agent. The Administrative Agent, the Collateral Agent and any such sub agent may perform any and all of its duties and exercise its rights and powers by or through their respective Agent-Related Persons. The exculpatory provisions of this Article IX shall apply to any such sub agent and to the Agent-Related Persons of the Administrative Agent, the Collateral Agent and any such sub agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent or Collateral Agent. Neither the Administrative Agent nor the Collateral Agent shall be responsible for the negligence or misconduct of any sub-agents except to the extent that a court of competent jurisdiction determines in a final and nonappealable judgment that the Administrative Agent or the Collateral Agent acted with gross negligence, bad faith or willful misconduct in the selection of such sub-agents.

Section 9.06     Non-Reliance on Administrative Agent, Collateral Agent and Other Lenders; Disclosure of Information by Agents. Each Lender acknowledges that no Agent-Related Person has made any representation or warranty to it, and that no act by any Agent hereafter taken, including any consent to and acceptance of any assignment or review of the affairs of any Loan Party or any Affiliate thereof, shall be deemed to constitute any representation or warranty by any Agent-Related Person to any Lender as to any matter, including whether Agent-Related Persons have disclosed material information in their possession. Each Lender represents to each Agent that it has, independently and without reliance upon any Agent-Related Person and based on such documents and information as it has deemed appropriate, made its own appraisal of an investigation into the business, prospects, operations, property, financial and other condition and creditworthiness of the Loan Parties and their respective Subsidiaries, and all applicable bank or other regulatory Laws relating to the transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to the Borrower and the other Loan Parties hereunder. Each Lender also represents that it will, independently and without reliance upon any Agent-Related Person and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of the Borrower and the other Loan Parties. Except for notices, reports and other documents expressly required to be furnished to the Lenders by any Agent herein, such Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of any of the Loan Parties or any of their respective Affiliates which may come into the possession of any Agent-Related Person.

Section 9.07     Indemnification of Agents. Whether or not the transactions contemplated hereby are consummated, the Lenders shall indemnify upon demand the Administrative Agent, the Collateral Agent and each other Agent-Related Person (solely to the extent any such Agent-Related Person was performing services on behalf of the Administrative Agent or the Collateral Agent) (to the extent not reimbursed by or on behalf of any Loan Party and without limiting the obligation of any Loan Party to do so) in accordance with their respective Pro Rata Shares, and hold harmless the Administrative Agent, the Collateral Agent and each other Agent-Related Person (solely to the extent any such Agent-Related Person was performing services on behalf of the Administrative Agent or the Collateral Agent) from and against any and all Indemnified Liabilities incurred by it; provided that no Lender shall be liable for the payment to any Agent-Related Person of any portion of such Indemnified Liabilities resulting from such Agent-Related Person’s own gross negligence, bad faith or willful misconduct or material breach under the Loan Documents, as determined by the final, non-appealable judgment of a court of competent jurisdiction; provided that no action taken in accordance with the directions of the Required Lenders (or such other number or percentage of the Lenders as shall be required by the Loan Documents) shall be deemed to constitute gross negligence or willful misconduct for purposes of this Section 9.07. In the case of any investigation, litigation or proceeding giving rise to any Indemnified Liabilities, this Section 9.07 applies whether any such investigation, litigation or proceeding is brought by any Lender or any other Person. Without limitation of the foregoing, each Lender shall reimburse the Administrative Agent and the Collateral Agent upon demand for its Pro Rata Share of any costs or out-of-pocket expenses (including Attorney Costs) incurred by the Administrative Agent or the Collateral Agent in connection with the preparation, syndication, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, any other Loan Document, or any document contemplated by or referred to herein, to the extent that the Administrative Agent or the Collateral Agent is not reimbursed for such expenses by or on behalf of the Borrower; provided that such reimbursement by the Lenders shall not affect the Borrower’s continuing reimbursement obligations with respect thereto; provided, further, that the failure of any Lender to indemnify or reimburse the Administrative Agent or the Collateral Agent shall not relieve any other Lender of its obligation in respect thereof. The undertaking in this Section 9.07 shall survive termination of the Aggregate Commitments, the payment and satisfaction of all other Obligations and the resignation of the Administrative Agent or the Collateral Agent.

Section 9.08     No Other Duties; Other Agents, Lead Arrangers, Managers, Etc. Each Agent hereby agrees to act in its capacity as such upon the express conditions contained herein and the other Loan Documents, as applicable. Anything herein to the contrary notwithstanding, none of the Lead Arrangers, Co-Managers or other Agents listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent, Collateral Agent or a Lender hereunder and such Persons shall have the benefit of this Article IX. Without limiting the foregoing, none of the Lenders or other Persons so identified shall have or be deemed to have any agency or fiduciary or trust relationship with any Lender, the Borrower or any of their respective Subsidiaries. Each Lender acknowledges that it has not relied, and will not rely, on any of the Lenders or other Persons so identified in deciding to enter into this Agreement or in taking or not taking action hereunder.

Section 9.09     Resignation and Removal of Administrative Agent.

(a)         The Administrative Agent may at any time give notice of its resignation to the Lenders and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, with the consent of the Borrower, to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, (or such earlier day as shall be agreed by the Required Lenders) (the “Resignation Effective Date”), then the retiring Administrative Agent may (but shall not be obligated to) on behalf of the Lenders, appoint a successor Administrative Agent meeting the qualifications set forth above, provided that in no event shall an such successor Administrative Agent be a Defaulting Lender. Whether or not a successor has been appointed, such resignation shall become effective in accordance with such notice on the Resignation Effective Date.

(b)         If the Person serving as Administrative Agent is a Defaulting Lender pursuant to clause (d) of the definition thereof, the Required Lenders may, to the extent permitted by applicable law, by notice in writing to the Borrower and such Person remove such Person as Administrative Agent and, with the consent of the Borrower, appoint a successor. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days (or such earlier day as shall be agreed by the Required Lenders) (the “Removal Effective Date”), then such removal shall nonetheless become effective in accordance with such notice on the Removal Effective Date.

(c)         With effect from the Resignation Effective Date or the Removal Effective Date (as applicable) (1) the retiring or removed Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Administrative Agent on behalf of the Lenders under any of the Loan Documents, the retiring Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed) and (2) except for any indemnity payments or other amounts then owed to the retiring or removed Administrative Agent, all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender directly, until such time, if any, as the Required Lenders appoint a successor Administrative Agent as provided for above. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or removed) Administrative Agent and other than any rights to indemnity payments or other amounts owed to the retiring or removed Administrative Agent as of the Resignation Effective Date or the Removal Effective Date, as applicable), and the retiring or removed Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section). The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the retiring or removed Administrative Agent’s resignation or removal hereunder and under the other Loan Documents, the provisions of this Article IX and Section 10.04 shall continue in effect for the benefit of such retiring or removed Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring or removed Administrative Agent was acting as Administrative Agent.

(d)         [reserved].

Section 9.10     Administrative Agent May File Proofs of Claim. In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to any Loan Party, the Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(i)        to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders and the Administrative Agent under Section 2.09 and Section 10.04) allowed in such judicial proceeding; and

(ii)       to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same, and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Agents and their respective agents and counsel, and any other amounts due the Administrative Agent under Section 2.07 and Section 10.04.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or to authorize the Administrative Agent to vote in respect of the claim of any Lender in any such proceeding.

The Secured Parties hereby irrevocably authorize the Administrative Agent, at the direction of the Required Lenders, to credit bid all or any portion of the Obligations (including accepting some or all of the Collateral in satisfaction of some or all of the Obligations pursuant to a deed in lieu of foreclosure or otherwise) and in such manner purchase (either directly or through one or more acquisition vehicles) all or any portion of the Collateral (a) at any sale thereof conducted under the provisions of the Bankruptcy Code of the United States, including under Sections 363, 1123 or 1129 of the Bankruptcy Code of the United States, or any similar Laws in any other jurisdictions to which a Loan Party is subject, (b) at any other sale or foreclosure or acceptance of collateral in lieu of debt conducted by (or with the consent or at the direction of) the Administrative Agent (whether by judicial action or otherwise) in accordance with any applicable Law. In connection with any such credit bid and purchase, the Obligations owed to the Secured Parties shall be entitled to be, and shall be, credit bid on a ratable basis (with Obligations with respect to contingent or unliquidated claims receiving contingent interests in the acquired assets on a ratable basis that would vest upon the liquidation of such claims in an amount proportional to the liquidated portion of the contingent claim amount used in allocating the contingent interests) in the asset or assets so purchased (or in the Equity Interests or debt instruments of the acquisition vehicle or vehicles that are used to consummate such purchase). In connection with any such bid (i) the Administrative Agent shall be authorized to form one or more acquisition vehicles to make a bid, (ii) to adopt documents providing for the governance of the acquisition vehicle or vehicles (provided that any actions by the Administrative Agent with respect to such acquisition vehicle or vehicles, including any disposition of the assets or Equity Interests thereof shall be governed, directly or indirectly, by the vote of the Required Lenders, irrespective of the termination of this Agreement and without giving effect to the limitations on actions by the Required Lenders contained in clauses (a) through (j) of Section 10.01 of this Agreement), (iii) the Administrative Agent shall be authorized to assign the relevant Obligations to any such acquisition vehicle pro rata by the Lenders, as a result of which each of the Lenders shall be deemed to have received a pro rata portion of any Equity Interests and/or debt instruments issued by such an acquisition vehicle on account of the assignment of the Obligations to be credit bid, all without the need for any Secured Party or acquisition vehicle to take any further action, and (iv) to the extent that Obligations that are assigned to an acquisition vehicle are not used to acquire Collateral for any reason (as a result of another bid being higher or better, because the amount of Obligations assigned to the acquisition vehicle exceeds the amount of debt credit bid by the acquisition vehicle or otherwise), such Obligations shall automatically be reassigned to the Lenders pro rata and the Equity Interests and/or debt instruments issued by any acquisition vehicle on account of the Obligations that had been assigned to the acquisition vehicle shall automatically be cancelled, without the need for any Secured Party or any acquisition vehicle to take any further action.

Section 9.11     Collateral and Guaranty Matters. Each of the Lenders (including in its capacities as a potential Cash Management Bank and a potential Hedge Bank) irrevocably agrees (and authorizes the Collateral Agent to take all necessary or advisable actions to effectuate any of the following):

(a)         that any Lien on any property granted to or held by the Collateral Agent under any Loan Document shall be automatically released (i) upon expiration or termination of the Aggregate Commitments and payment in full of all Obligations (other than (x) Obligations under Secured Hedge Agreements, (y) Obligations under Secured Cash Management Agreements and (z) contingent indemnification obligations not yet accrued and payable) (the “Termination Date”), (ii) at the time the property subject to such Lien is sold or otherwise disposed of or to be sold or otherwise disposed of as part of or in connection with any sale or other disposition permitted hereunder or under any other Loan Document to any Person other than a Loan Party (whether as a Disposition or an Investment), (iii) subject to Section 10.01, if the release of such Lien is approved, authorized or ratified in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), (iv) if the property subject to such Lien is owned by a Guarantor, upon release of such Guarantor from its obligations under its Guaranty pursuant to clause (c) below, (v) if and to the extent such property constitutes an Excluded Asset or (vi) if required pursuant to any Intercreditor Agreement; provided that, without limitation of the automatic operation of the releases described in clause (a)(ii) above, at the request of the Administrative Agent or at the election of the Borrower, the Borrower shall deliver a certificate of a Responsible Officer of the Borrower to the Administrative Agent certifying that such release satisfies the requirement in clause (a)(ii) above, which shall be conclusive evidence that such release satisfies the foregoing requirement and such automatic release has occurred (and the Administrative Agent and the Collateral Agent may rely conclusively on such certificate without further inquiry).

(b)         to release or subordinate any Lien on any property granted to or held by the Collateral Agent under any Loan Document to the holder of any Lien on such property that constitutes an Excluded Asset or is permitted to be senior to the Liens securing the Obligations by Section 7.01(i) or, to the extent related to the foregoing, Section 7.01(dd); and

(c)         that any Subsidiary Guarantor shall be automatically released from its obligations under the Guaranty and the Collateral Documents if such Person ceases to be a Restricted Subsidiary as a result of a transaction permitted hereunder (including as a result of a Subsidiary Guarantor being designated as an Unrestricted Subsidiary); provided that no such release shall occur if such Guarantor continues (after giving effect to the consummation of such transaction or designation) to be a guarantor in respect of any Junior Financing, any Incremental Equivalent Debt or Refinancing Equivalent Debt;

Upon request by the Collateral Agent at any time, the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents) will confirm in writing the Collateral Agent’s authority to release or subordinate its interest in particular types or items of property, or to release any Guarantor from its obligations under the Guaranty pursuant to this Section 9.11. In each case as specified in this Section 9.11, the applicable Agent will (and each Lender irrevocably authorizes the applicable Agent to), at the Borrower’s expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release or subordination of such item of Collateral from the assignment and security interest granted under the Collateral Documents, or to evidence the release of such Guarantor from its obligations under the Guaranty, in each case in accordance with the terms of the Loan Documents and this Section 9.11; provided that, upon the reasonable request of the Collateral Agent, the Collateral Agent shall have received a certificate of a Responsible Officer of the Borrower certifying that such release or subordination is permitted (or not prohibited) under the terms of this Agreement and such supporting documentation relating to such release as the Collateral Agent may reasonably request.

The Collateral Agent shall not be responsible for or have a duty to ascertain or inquire into any representation or warranty regarding the existence, value or collectability of the Collateral, the existence, priority or perfection of the Collateral Agent’s Lien thereon, or any certificate prepared by any Loan Party in connection therewith, nor shall the Collateral Agent be responsible or liable to the Lenders for any failure to monitor or maintain any portion of the Collateral.

Section 9.12         Appointment of Supplemental Administrative Agents.

(a)            It is recognized that in case of litigation under this Agreement or any of the other Loan Documents, and in particular in case of the enforcement of any of the Loan Documents, or in case the Administrative Agent or Collateral Agent deems that by reason of any present or future Law of any jurisdiction it may not exercise any of the rights, powers or remedies granted herein or in any of the other Loan Documents or take any other action which may be reasonably required or necessary in connection therewith, the Administrative Agent or Collateral Agent, as applicable, is hereby authorized to appoint an additional individual or institution selected by the Administrative Agent in its sole discretion as a separate trustee, co-trustee, administrative agent, collateral agent, administrative sub-agent or administrative co-agent (any such additional individual or institution being referred to herein individually as a “Supplemental Administrative Agent” and collectively as “Supplemental Administrative Agents”).

(b)            In the event that the Collateral Agent appoints a Supplemental Administrative Agent with respect to any Collateral, (i) each and every right, power, privilege or duty expressed or intended by this Agreement or any of the other Loan Documents to be exercised by or vested in or conveyed to the Collateral Agent with respect to such Collateral shall be exercisable by and vest in such Supplemental Administrative Agent to the extent, and only to the extent, necessary to enable such Supplemental Administrative Agent to exercise such rights, powers and privileges with respect to such Collateral and to perform such duties with respect to such Collateral and (ii) the provisions of this Article IX and of Section 10.04 and Section 10.05(a) (obligating the Borrower to pay the Administrative Agent’s and Collateral Agent’s expenses and to indemnify the Administrative Agent or Collateral Agent) that refer to the Administrative Agent shall inure to the benefit of, and the provisions of Section 10.08 shall be binding upon, such Supplemental Administrative Agent or Collateral Agent and all references therein to the Administrative Agent or Collateral Agent shall be deemed to be references to the Administrative Agent, the Collateral Agent, as applicable, and/or such Supplemental Administrative Agent, the Collateral Agent as the context may require.

(c)            Should any instrument in writing from any Loan Party be reasonably required by any Supplemental Administrative Agent so appointed by the Administrative Agent for more fully and certainly vesting in and confirming to him or it such rights, powers, privileges and duties, the Borrower shall, or shall cause such Loan Party to, execute, acknowledge and deliver any and all such instruments (in form reasonably satisfactory to the Borrower or such Loan Party) promptly upon the reasonable request by the Administrative Agent or Collateral Agent, as applicable. In case any Supplemental Administrative Agent, or a successor thereto, shall die, become incapable of acting, resign or be removed, all the rights, powers, privileges and duties of such Supplemental Administrative Agent, to the extent permitted by Law, shall vest in and be exercised by the Administrative Agent or Collateral Agent, as applicable, until the appointment of a new Supplemental Administrative Agent.

Section 9.13         Intercreditor Agreements. The Collateral Agent is authorized to enter into any First Lien Intercreditor Agreement, any Junior Lien Intercreditor Agreement and any other intercreditor agreement contemplated hereby (and any amendments, amendments and restatements, restatements or waivers of or supplements to or other modifications to, such agreements in connection with the incurrence by any Loan Party of any Indebtedness (or any Permitted Refinancing of the foregoing) that is permitted to be secured by all or a portion of the Collateral hereunder (with such priority as may be designated by the Borrower or relevant Subsidiary, to the extent such priority is permitted by the Loan Documents)), and the parties hereto acknowledge that any First Lien Intercreditor Agreement, any Junior Lien Intercreditor Agreement (if entered into) and/or any other intercreditor arrangements entered into in connection herewith, will be binding upon them. Each Lender (a) hereby agrees that it will be bound by and will take no actions contrary to the provisions of any First Lien Intercreditor Agreement (if entered into), any Junior Lien Intercreditor Agreement (if entered into) and/or any other intercreditor arrangements entered into in connection herewith and (b) hereby authorizes and instructs the Collateral Agent to enter into, if applicable, any First Lien Intercreditor Agreement, any Junior Lien Intercreditor Agreement (if entered into) and any other intercreditor agreement contemplated hereby (on terms reasonably satisfactory to the Administrative Agent and the Collateral Agent) (and any amendments, amendments and restatements, restatements or waivers of or supplements to or other modifications to, such agreements in connection with the incurrence by any Loan Party of any Indebtedness (or any Permitted Refinancing of the foregoing) that is permitted to be secured by all or a portion of the Collateral hereunder (with such priority as may be designated by the Borrower or relevant Subsidiary, to the extent such priority is permitted by the Loan Documents)), and to subject the Liens on the Collateral securing the Obligations to the provisions thereof.

Section 9.14         Secured Cash Management Agreements and Secured Hedge Agreements. Except as otherwise expressly set forth herein or in any Guaranty or any other Collateral Document, no Cash Management Bank or Hedge Bank that obtains the benefits of Section 8.03, any Guaranty or any Collateral by virtue of the provisions hereof or of any Guaranty or any other Collateral Document shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Loan Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral) other than in its capacity as a Lender and, in such case, only to the extent expressly provided in the Loan Documents. Notwithstanding any other provision of this Article IX to the contrary, the Administrative Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, Obligations arising under Secured Cash Management Agreements or Obligations arising under Secured Hedge Agreements unless the Administrative Agent has received written notice of such Obligations arising under Secured Cash Management Agreements or such Obligations arising under Secured Hedge Agreements, together with such supporting documentation as the Administrative Agent may request, from the applicable Cash Management Bank or Hedge Bank, as the case may be.

Section 9.15         Withholding Taxes. To the extent required by any applicable Laws (as determined in good faith by the Administrative Agent), the Administrative Agent may withhold from any payment to any Lender under any Loan Document an amount equivalent to any applicable withholding Tax. Without limiting or expanding the provisions of Section 3.01, each Lender shall indemnify and hold harmless the Administrative Agent against, and shall make payable in respect thereof within ten (10) days after demand therefor, any and all Taxes and any and all related losses, claims, liabilities and expenses (including fees, charges and disbursements of any counsel for the Administrative Agent) incurred by or asserted against the Administrative Agent by the IRS or any other Governmental Authority as a result of the failure of the Administrative Agent to properly withhold Tax from amounts paid to or for the account of such Lender for any reason (including because the appropriate form was not delivered or not properly executed, or because such Lender failed to notify the Administrative Agent of a change in circumstance that rendered the exemption from, or reduction of withholding Tax, ineffective). A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under this Agreement or any other Loan Document against any amount due to the Administrative Agent under this Section 9.15. The agreements in this Section 9.15 shall survive the resignation and/or replacement of the Administrative Agent, any assignment of rights by, or the replacement of, a Lender, and the repayment, satisfaction or discharge of any Loans and all other amounts payable hereunder.

Article X

Miscellaneous

Section 10.01       Amendments, Etc. (A)  Except as otherwise set forth in this Agreement, no amendment, modification, supplement or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by the Borrower or any other Loan Party therefrom, shall be effective unless in writing signed by the Required Lenders and acknowledged by the Administrative Agent (or signed by the Administrative Agent with the consent of the Required Lenders) (other than with respect to any amendment, modification, supplement or waiver contemplated in clause (a) (as it relates to extensions only), clause (h) or clause (j) below, which shall only require the consent of the relevant lenders directly and adversely affected thereby (in the case of clause (a)) or the Required Facility Lenders under the applicable Class, as applicable, in the case of clauses (h) and clause (j)) and the Borrower or the applicable Loan Party, as the case may be, and each such waiver, amendment, modification, supplement or consent shall be effective only in the specific instance and for the specific purpose for which given; provided that, no such amendment, modification, supplement, waiver or consent shall:

(a)            extend or increase the Commitment of any Lender without the written consent of each Lender directly and adversely affected thereby (it being understood that a waiver of (or amendment to the terms of) any condition precedent set forth in Section 4.01 or Section 4.02 or the waiver of any Default, Event of Default, mandatory prepayment or mandatory reduction of the Commitments shall not constitute an extension or increase of any Commitment of any Lender);

(b)            postpone any date scheduled for, or reduce the amount of, any payment of principal or interest under Section 2.07 or Section 2.08 without the written consent of each Lender directly and adversely affected thereby, it being understood that the waiver of (or amendment to the terms of) any mandatory prepayment of the Loans shall not constitute a postponement of any date scheduled for the payment of principal or interest and it further being understood that any change to the definition of “Total Net First Lien Leverage Ratio,” “Total Net Senior Secured Leverage Ratio,” “Total Net Leverage Ratio”, “Fixed Charge Coverage Ratio” or any other ratio used as a basis to calculate the amount of any principal or interest payment or in the component definitions thereof shall not constitute a reduction in any amount of interest or fee;

(c)            reduce the principal of, or the rate of interest specified herein on, any Loan, or (subject to clauses (i), (ii) and (iii) of the second proviso to this Section 10.01) any fees or other amounts payable hereunder or under any other Loan Document without the written consent of each Lender directly and adversely affected thereby; provided that only the consent of the Required Lenders shall be necessary to amend the definition of “Default Rate” or to waive any obligation of the Borrower to pay interest at the Default Rate;

(d)            except in a transaction permitted by Section 7.04, permit assignment of rights and obligations of the Borrower hereunder, without the written consent of each Lender;

(e)            change any provision of this Section 10.01 or the definition of “Required Lenders,” or “Required Facility Lenders,” without the written consent of each Lender directly and adversely affected thereby; provided that the written consent of each Lender shall be required with respect to a reduction of any of the voting percentages set forth in the definition of “Required Lenders,” or “Required Facility Lenders”;

(f)             other than in connection with a transaction permitted under Section 7.04 or Section 7.05 or as expressly permitted in Section 9.11, release all or substantially all of the Collateral in any transaction or series of related transactions, without the written consent of each Lender;

(g)            other than in connection with a transaction permitted under Section 7.04 or Section 7.05 or as expressly permitted in Section 9.11, release all or substantially all of the aggregate value of the Guaranty or all or substantially all of the Guarantors, without the written consent of each Lender;

(h)            amend, waive or otherwise modify any term or provision (including the availability and conditions to funding under Section 2.14 with respect to New Term Loans) which directly adversely affects Lenders of one or more New Term Loans and does not directly adversely affect Lenders under any other Class, in each case, without the written consent of the Required Facility Lenders under such applicable New Term Loans (and in the case of multiple Classes which are affected, such Required Facility Lenders shall consent together as one Class);

(i)             amend, waive or otherwise modify any pro rata sharing of payment provision or any other payment “waterfall” in any other Loan Document without the written consent of each Lender directly and adversely affected thereby;

(j)             amend, waive or otherwise modify any other term or provision (including, without limitation, the waiver of any conditions set forth in Section 4.02 as to any Credit Extension under one or more Facilities but excluding amendments, waivers or other modifications to provisions requiring pro rata payments or sharing of payments under any Loan Document) which directly and adversely affects Lenders under one or more Facilities and does not directly and adversely affect Lenders under any other Facilities, in each case, without the written consent of the Required Facility Lenders under such applicable directly and adversely affected Facility or Facilities (and in the case of multiple Facilities which are so affected, such Required Facility Lenders shall consent together as one Facility);

and provided, further, that (i) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent in addition to the Lenders required above, adversely affect the rights or duties of, or any fees or other amounts payable to, the Administrative Agent under this Agreement or any other Loan Document; and (ii) Section 10.07(g) may not be amended, waived or otherwise modified without the consent of each Granting Lender all or any part of whose Loans are being funded by an SPC at the time of such amendment, waiver or other modification. Any such waiver and any such amendment, modification or supplement in accordance with the terms of this Section 10.01 shall apply equally to each of the Lenders and shall be binding on the Loan Parties, the Lenders, the Agents and all future holders of the Loans and Commitments. Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver, or consent hereunder, except that the Commitment of such Lender may not be increased or extended without the consent of such Lender (it being understood that any Commitments or Loans held or deemed held by any Defaulting Lender shall be excluded for a vote of the Lenders hereunder requiring any consent of the Lenders).

(B)            Notwithstanding anything to the contrary herein:

(a)            no Lender consent is required to effect any amendment, modification or supplement to any First Lien Intercreditor Agreement, any Junior Lien Intercreditor Agreement and/or any other intercreditor arrangements entered into in connection herewith (i) that is for the purpose of adding the holders of Indebtedness (or any Permitted Refinancing of the foregoing) that is permitted to be secured by all or a portion of the Collateral hereunder (or a Representative with respect thereto) as parties thereto, as expressly contemplated by the terms of such First Lien Intercreditor Agreement or Junior Lien Intercreditor Agreement or such other intercreditor arrangement, as applicable (it being understood that any such amendment, modification or supplement may make such other changes to the applicable intercreditor agreement as, in the good faith determination of the Administrative Agent, are required to effectuate the foregoing; provided that such other changes, if material to the interests of the Lenders, are permitted under the succeeding clauses (ii) and (iii)), (ii) that is expressly contemplated by any First Lien Intercreditor Agreement, any Junior Lien Intercreditor Agreement and/or any other intercreditor arrangements entered into in connection herewith or (iii) that effects changes that are not material to the interests of the Lenders; provided, further, that no such agreement shall directly and adversely amend, modify or otherwise affect the rights or duties of the Administrative Agent hereunder or under any other Loan Document without the prior written consent of the Administrative Agent;

(b)            this Agreement may be amended (or amended and restated) with the written consent of the Administrative Agent, the Borrower and the Lenders providing the relevant Replacement Term Loans (as such term is defined below) to permit the refinancing of all or any portion of any Class of Term Loans outstanding (the “Replaced Term Loans”) with one or more tranches of term loans hereunder (the “Replacement Term Loans”); provided that (i) the aggregate principal amount of such Replacement Term Loans shall not exceed the aggregate principal amount of such Replaced Term Loans plus an amount equal to unpaid accrued interest, fees, premium thereon and fees and expenses incurred (including OID, upfront fees and similar items), in connection with such refinancing, (ii) the All-In Yield for such Replacement Term Loans shall not be higher than the All-In Yield for such Replaced Term Loans, (iii) the Weighted Average Life to Maturity and final maturity of such Replacement Term Loans shall not be shorter or earlier, as the case may be, than the Weighted Average Life to Maturity of such Replaced Term Loans at the time of such refinancing and (iv) all other terms (other than maturity and pricing) applicable to such Replacement Term Loans shall be substantially the same as, and no more favorable to the Lenders providing such Replacement Term Loans than, the terms applicable to such Replaced Term Loans, except to the extent necessary to provide for covenants and other terms applicable to any period after the maturity date in respect of the Replaced Term Loans in effect immediately prior to such refinancing or such other terms applicable to such Replacement Term Loans that are reflective of market terms and conditions for such Replacement Term Loans at the time of the issuance thereof (as determined by the Borrower in good faith); provided, however, that the covenants applicable thereto shall not include any financial maintenance covenant unless such covenant is also added to this Agreement for the benefit of the Lenders. Each amendment to this Agreement providing for Replacement Term Loans may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the opinion of the Administrative Agent and the Borrower, to effect the provisions of this paragraph, and for the avoidance of doubt, this paragraph shall supersede any other provisions in this Section 10.01 to the contrary;

(c)            this Agreement may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent and the Borrower (i) to add one or more additional credit facilities to this Agreement and to permit the extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Loan Documents with the Term Loans and the accrued interest and fees in respect thereof and (ii) to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders;

(d)            this Agreement may be amended (or amended and restated) pursuant to the provisions and requisite consents set forth in the final paragraph of Section 3.03; and

(e)            this Agreement may be amended pursuant to an Incremental Amendment in accordance with the requirements of Section 2.14, a Refinancing Amendment in accordance with the requirements of Section 2.15 and an Extension Amendment in accordance with the requirements of Sections 2.17.

Notwithstanding anything to the contrary contained in this Section 10.01, the Guaranty, the Collateral Documents and related documents executed by the Loan Parties or the Subsidiaries in connection with this Agreement and the other Loan Documents may be in a form reasonably determined by the Administrative Agent and may be, together with this Agreement, amended, modified and waived with the consent of the Administrative Agent at the request of the Borrower without the need to obtain the consent of any other Lender if such amendment, modification or waiver is delivered in order (i) to comply with local Law or advice of local counsel, or (ii) to cause such Guaranty, Collateral Document or other document to be consistent with this Agreement and the other Loan Documents.

Notwithstanding anything to the contrary contained in this Section 10.01, if at any time after the Closing Date, the Administrative Agent and the Borrower shall have jointly identified an obvious error (including, but not limited to, an incorrect cross-reference) or any error or omission of a technical or immaterial nature, in each case, in any provision of this Agreement or any other Loan Document (including, for the avoidance of doubt, any exhibit, schedule or other attachment to any Loan Document), then the Administrative Agent (in its sole discretion) and the Borrower or any other relevant Loan Party shall be permitted to amend such provision. The Administrative Agent shall notify the Lenders of such amendment and such amendment shall become effective five (5) Business Days after such notification unless the Required Lenders object to such amendment in writing delivered to the Administrative Agent prior to such time.

Section 10.02       Notices and Other Communications; Facsimile Copies.

(a)            General. Except in the case of notices and other communications expressly permitted to be given by telephone, all notices and other communications provided for herein shall be in writing (including by facsimile, e-mail or other electronic communication, subject to Section 10.02(b)) and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile or e-mail as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(i)            if to the Borrower, any other Loan Party or the Administrative Agent, to the address, facsimile number, electronic mail address or telephone number specified for such Person on Schedule 10.02 or to such other address, facsimile number, electronic mail address or telephone number as shall be designated by such party in a written notice to the other parties; and

(ii)            if to any other Lender, to the address, facsimile number, electronic mail address or telephone number specified in its Administrative Questionnaire (including, as appropriate, notices delivered solely to the Person designated by a Lender on its Administrative Questionnaire then in effect for the delivery of notices that may contain material non-public information relating to the Borrower) or to such other address, facsimile number, electronic mail address or telephone number as shall be designated by such party in a written notice to the Borrower, and the Administrative Agent.

Notices and other communications sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices and other communications sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices and other communications delivered through electronic communications to the extent provided in subsection (b) below shall be effective as provided in such subsection (b).

(b)            Electronic Communication. Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail, FpML, messaging and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices to any Lender pursuant to Article II if such Lender, as applicable, has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or a Loan Party may each, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

(c)            E-Mail Communication. Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement) and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed and/or acknowledged (in accordance with preceding clause (i)) receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor; provided that for both clauses (i) and (ii), if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice, email or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient.

(d)            The Platform. THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.” THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM. In no event shall the Administrative Agent or any of its Agent-Related Persons or any Lead Arranger (collectively, the “Agent Parties”) have any liability to the Borrower, any other Loan Party, any Lender, or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Borrower’s, any Loan Party’s or the Administrative Agent’s transmission of Borrower Materials or notices through the Platform, any other electronic messaging service, or through the Internet, except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by a final and nonappealable judgment to have resulted from the gross negligence, bad faith or willful misconduct or material breach under the Loan Documents of such Agent Party; provided, however, that in no event shall any Agent Party have any liability to the Borrower, any other Loan Party, any Lender or any other Person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages). The Administrative Agent may, but shall not be obligated to, make the Borrower Materials available to Lenders by posting the Borrower Materials on the Platform.

(e)            Change of Address. Each of the Loan Parties and the Administrative Agent may change its address, facsimile, electronic mail address or telephone number for notices and other communications hereunder by written notice to the other parties hereto. Each other Lender may change its address, facsimile, electronic mail address or telephone number for notices and other communications hereunder by written notice to the Borrower and the Administrative Agent. In addition, each Lender agrees to notify the Administrative Agent from time to time to ensure that the Administrative Agent has on record (i) an effective address, contact name, telephone number, facsimile number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender. Furthermore, each Public Lender agrees to cause at least one individual at or on behalf of such Public Lender to at all times have selected the “Private Side Information” or similar designation on the content declaration screen of the Platform in order to enable such Public Lender or its delegate, in accordance with such Public Lender’s compliance procedures and applicable Laws, including United States Federal and state securities Laws, to make reference to Borrower Materials that are not made available through the “Public Side Information” portion of the Platform and that may contain material non-public information with respect to the Borrower or its securities for purposes of United States Federal or state securities laws.

(f)             Reliance by the Administrative Agent, the Collateral Agent and Lenders. The Administrative Agent, the Collateral Agent and the Lenders shall be entitled to rely and act upon any notices (including telephonic notices and Loan Notices) purportedly given by or on behalf of the Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Loan Parties shall indemnify the Administrative Agent, the Collateral Agent, each Lender and the Agent-Related Person from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of the Borrower. All telephonic notices to and other telephonic communications with the Administrative Agent or the Collateral Agent may be recorded by the Administrative Agent or the Collateral Agent, and each of the parties hereto hereby consents to such recording.

Section 10.03       No Waiver; Cumulative Remedies. No failure by any Lender, the Administrative Agent or the Collateral Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder or under any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided, and provided under each other Loan Document, are cumulative and not exclusive of any rights, remedies, powers and privileges provided by Law.

Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against the Loan Parties or any of them shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Administrative Agent in accordance with Section 8.02 for the benefit of all the Lenders; provided, however, that the foregoing shall not prohibit (a) the Administrative Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Administrative Agent) hereunder and under the other Loan Documents, (b) [reserved], (c) any Lender from exercising setoff rights in accordance with Section 10.09 (subject to the terms of Section 2.13), or (d) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Loan Party under any Debtor Relief Law; and provided, further, that if at any time there is no Person acting as Administrative Agent hereunder and under the other Loan Documents, then (i) the Required Lenders shall have the rights otherwise ascribed to the Administrative Agent pursuant to Section 8.02 and (ii) in addition to the matters set forth in clauses (b), (c) and (d) of the preceding proviso and subject to Section 2.13, any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders.

Section 10.04       Attorney Costs and Expenses. The Borrower agrees (a) if the Closing Date occurs, to pay or reimburse the Administrative Agent and the Lead Arrangers for all reasonable and documented in reasonable detail out-of-pocket expenses incurred prior to, on or after the Closing Date (provided that in the case of payment to be made on the Closing Date, such expenses are to be invoiced two (2) Business Days prior to the Closing Date and otherwise, within thirty (30) days following written demand therefor) in connection with the syndication of the Commitments of the Lenders made available to the Borrower on the Closing Date and the preparation, execution, delivery and administration of this Agreement and the other Loan Documents and any amendment, waiver, consent or other modification of the provisions hereof and thereof (whether or not the transactions contemplated thereby are consummated), limited, in the case of legal fees and expenses, to the Attorney Costs of one counsel to the Administrative Agent and the Lead Arrangers taken as a whole (and, to the extent retained with the Borrower’s consent (such consent not to be unreasonably withheld or delayed), of a single local counsel in each relevant jurisdiction (which may be a single local counsel acting in multiple material jurisdictions)) (in each case, except allocated costs of in-house counsel), and (b) after the Closing Date, promptly following written demand therefor, to pay or reimburse the Administrative Agent, the Lead Arrangers and the Lenders for all reasonable and documented in reasonable detail out-of-pocket costs and expenses incurred in connection with the enforcement of any rights or remedies under this Agreement or the other Loan Documents (including all such costs and expenses incurred during any legal proceeding, including any proceeding under any Debtor Relief Law, limited in the case of out-of-pocket legal fees and expenses, to the Attorney Costs of one counsel to the Administrative Agent and the Lenders taken as a whole (and, to the extent retained with the Borrower’s consent (such consent not to be unreasonably withheld or delayed), of a single local counsel in each relevant jurisdiction (which may be a single local counsel acting in multiple material jurisdictions) and, solely in the event of an actual or perceived conflict of interest between the Administrative Agent, the Lead Arrangers and the Lenders, where the Lender or Lenders affected by such conflict of interest inform the Borrower in writing of such conflict of interest and thereafter retains its own counsel, one additional counsel in each relevant material jurisdiction to each group of affected Lenders similarly situated taken as a whole) (in each case, except allocated costs of in-house counsel)) (provided that, other than in connection with an enforcement of any rights or remedies under, and in accordance with, this Agreement and the other Loan Documents, the Borrower shall not be required to reimburse the Administrative Agent, any Lender or any Lead Arranger for any fees, costs or expenses of any third-party advisors, other than such counsel, to the extent retained without the Borrower’s consent (such consent not to be unreasonably withheld or delayed)). The agreements in this Section 10.04 shall survive the termination of the Aggregate Commitments and repayment of all other Obligations. If any Loan Party fails to pay when due any costs, expenses or other amounts payable by it hereunder or under any Loan Document, such amount may be paid on behalf of such Loan Party by the Administrative Agent in its sole discretion.

Section 10.05       Indemnification by the Borrower.

(a)            The Borrower shall indemnify and hold harmless the Administrative Agent, any Supplemental Administrative Agent, the Collateral Agent, each Lender, the Lead Arrangers, the Co-Managers and their respective Affiliates (excluding, in any event, any Permitted Holder or Equity Sponsor identified under clauses (i) and (ii) of the definition hereof) and their respective directors, officers, employees, representatives, agents and advisors (collectively the “Indemnitees”) from and against any and all losses, claims, damages and liabilities that may be asserted or awarded against the Indemnitees and reasonable and documented or invoiced (in reasonable detail) out-of-pocket costs and expenses of any third party that may be awarded against any Indemnitee and other out-of-pocket expenses incurred in connection therewith asserted against any such Indemnitee relating to or arising out of or in connection with (but limited, in the case of out-of-pocket legal fees and expenses, to the Attorney Costs of one counsel to all Indemnitees taken as a whole and, if reasonably necessary, a single local counsel for all Indemnitees taken as a whole in each relevant jurisdiction (which may be a single local counsel acting in multiple jurisdictions), and solely in the case of an actual or perceived conflict of interest where the Indemnitee affected by such conflict of interest informs the Borrower in writing of such conflict of interest and thereafter retains its own counsel, one additional counsel in each relevant material jurisdiction to each group of affected Indemnitees taken as a whole) (provided that, other than in connection with an enforcement of any rights or remedies under, and in accordance with, this Agreement and the other Loan Documents, the Borrower shall not be required to reimburse any Indemnitee for any fees, costs or expenses of any third-party advisors, other than such counsel, to the extent retained without the Borrower’s consent (such consent not to be unreasonably withheld or delayed)) (a) the execution, delivery, enforcement, performance or administration of any Loan Document or any other agreement, letter or instrument delivered in connection with the transactions contemplated thereby or the consummation of the transactions contemplated thereby, (b) any Commitment, Loan or the use or proposed use of the proceeds therefrom, or (c) any actual or alleged presence or Release of Hazardous Materials on, at, under or from any real property or facility currently or formerly owned or operated by the Borrower or any other Loan Party, or any Environmental Liability relating in any way to the Borrower or any other Loan Party or (d) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory (including any investigation of, preparation for, or defense of any pending or threatened claim, investigation, litigation or proceeding) and regardless of whether any Indemnitee is a party thereto and without regard to the exclusive or contributory negligence of any Indemnitees (all the foregoing, collectively, the “Indemnified Liabilities”); provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such Indemnified Liabilities resulted from (w) the gross negligence, bad faith or willful misconduct under the Loan Documents, of such Indemnitee or of any of its Related Indemnified Persons as determined by a final, non-appealable judgment of a court of competent jurisdiction, (x) a material breach of any obligations under any Loan Document by such Indemnitee or of any of its Related Indemnified Persons as determined by a final, non-appealable judgment of a court of competent jurisdiction, (y) any dispute solely among Indemnitees other than any claims against an Indemnitee in its capacity or in fulfilling its role as the Administrative Agent, the Collateral Agent, a Lead Arranger or a similar role under the Facilities and other than any claims arising out of any act or omission of the Borrower or any of its Affiliates or (z) any settlement entered into by any Indemnitee in connection with the foregoing without the Borrower’s prior written consent (such consent not to be unreasonably withheld or delayed), but, if such settlement occurs with Borrower’s written consent or if there is a final judgment in any action or claim with respect to any of the foregoing, the Borrower will be liable for such settlement or such final judgment and will indemnify and hold harmless each Indemnitee from and against any and all losses, claims, damages, liabilities and reasonable and documented (in reasonable detail) out-of-pocket expenses by reason of such settlement or judgment in accordance with this Section 10.05(a). To the extent that the undertakings to indemnify and hold harmless set forth in this Section 10.05(a) may be unenforceable in whole or in part because they are violative of any applicable Laws or public policy, the Borrower shall contribute the maximum portion that it is permitted to pay and satisfy under applicable Laws to the payment and satisfaction of all Indemnified Liabilities incurred by the Indemnitees or any of them. Notwithstanding the foregoing, each Indemnitee shall be obligated to refund or return any and all amounts paid by the Borrower under this Section 10.05(a) to such Indemnitee for any losses, claims, damages, liabilities and expenses to the extent such Indemnitee is not entitled to payment of such amounts in accordance with the terms hereof as determined by a court of competent jurisdiction in a final, non-appealable judgment. No Indemnitee seeking indemnification hereunder with respect to such matter shall, without the Borrower’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) consent to the entry of any judgment on or otherwise terminate any action referred to herein. The Borrower shall not, without the prior written consent of any Indemnitee, effect any settlement of any pending or threatened claim, litigation, investigation or proceeding in respect of which indemnity could have been sought hereunder by such Indemnitee unless such settlement (a) includes an unconditional release of such Indemnitee from all liability arising out of such claim, litigation, investigation or proceeding and (b) does not include any statement as to, or any admission of, fault, culpability, wrongdoing or a failure to act by or on behalf of such Indemnitee. Each Indemnitee shall give (subject to restrictions pursuant to attorney-client privilege, law, rule or regulation, or any obligation of confidentiality) such information and assistance to the Borrower as the Borrower may reasonably request in connection with any claim, litigation, investigation or proceeding in connection with any losses, claims, damages, liabilities and expenses, unless the Indemnitee reasonably determines there are conflicts of interest between the Borrower and the Indemnitee. No Indemnitee or any Loan Party or Affiliate thereof shall be liable for any damages arising from the use by others of any information or other materials obtained through Intralinks®, Syndtrak® or other similar information transmission systems in connection with this Agreement, except to the extent resulting from the willful misconduct, bad faith or gross negligence of such Loan Party or Affiliate or such Indemnitee or any of its Related Indemnified Persons, as the case may be, as determined by a final and non-appealable judgment of a court of competent jurisdiction, nor shall any Indemnitee or any Loan Party have any liability for any special, punitive, indirect or consequential damages relating to this Agreement or any other Loan Document or arising out of its activities in connection herewith or therewith (whether before or after the Closing Date) (in each case, other than, in the case of any Loan Party, in respect of any such damages incurred or paid by an Indemnitee to a third party and otherwise required to be indemnified by a Loan Party under this Section 10.05(a)). In the case of an investigation, litigation or other proceeding to which the indemnity in this Section 10.05(a) applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by any Loan Party, its directors, equity holders or creditors or an Indemnitee or any other Person, whether or not any Indemnitee is otherwise a party thereto and whether or not any of the transactions contemplated hereunder or under any of the other Loan Documents are consummated. All amounts due under this Section 10.05(a) shall be paid within thirty (30) days after written demand therefor (together with backup documentation supporting such reimbursement request); provided, however, that such Indemnitee shall promptly refund such amount to the extent that there is a final non-appealable judicial determination that such Indemnitee was not entitled to indemnification rights with respect to such payment pursuant to the express terms of this Section 10.05(a). The agreements in this Section 10.05(a) shall survive the resignation of the Administrative Agent, the replacement of any Lender, the termination of the Aggregate Commitments and the repayment, satisfaction or discharge of all the other Obligations. Each Indemnitee shall promptly notify the Borrower upon receipt of written notice of any claim or threat to institute a claim; provided that any failure by any Indemnitee to give such notice shall not relieve the Borrower from the obligation to indemnify such Indemnitee in accordance with the terms of this Section 10.05(a) except to the extent that the Borrower is materially prejudiced by such failure. This Section 10.05(a)  shall not apply to any Taxes except to the extent such amounts represent losses, claims, damages, etc. arising from a non-Tax claim.

(b)            Reimbursement by Lenders. To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under Section 10.04 or 10.05(a) to be paid by it to the Administrative Agent (or any sub-agent thereof) or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent) or such Related Party, as the case may be, such Lender’s Pro Rata Share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount (including any such unpaid amount in respect of a claim asserted by such Lender), such payment to be made severally among them based on such Lenders’ Pro Rata Share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought); provided, further, that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent), or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent) in connection with such capacity. The obligations of the lenders under this subsection (c) are subject to the provisions of Section 2.12(e). All amounts due under this Section 10.05(b)  shall be payable not later than ten (10) Business Days after demand therefor. The agreements in this Section 10.05(b) shall survive the resignation of the Administrative Agent, the replacement of any Lender, the termination of the Aggregate Commitments and the repayment, satisfaction or discharge of all the other Obligations.

Section 10.06       Marshaling; Payments Set Aside. None of the Administrative Agent or any Lender shall be under any obligation to marshal any assets in favor of the Loan Parties or any other party or against or in payment of any or all of the Obligations. To the extent that any payment by or on behalf of the Borrower is made to any Agent or any Lender, or any Agent or any Lender exercises its right of setoff pursuant to Section 10.09, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by such Agent or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender severally agrees to pay to the Administrative Agent upon demand its applicable share of any amount so recovered from or repaid by any Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Federal Funds Rate from time to time in effect.

Section 10.07       Successors and Assigns.

(a)            The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not, except as permitted by Section 7.04, assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of subclause (b) of this Section 10.07, (ii) by way of participation in accordance with the provisions of subclause (d) of this Section 10.07, (iii) by way of pledge or assignment of a security interest subject to the restrictions of subclause (f) of this Section 10.07, or (iv) to an SPC in accordance with the provisions of subclause (g) of this Section 10.07. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in subclause (d) of this Section and, to the extent expressly contemplated hereby, the Agent-Related Persons of each of the Administrative Agent and the Lenders and the Indemnitees) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)            Any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it); provided that any such assignment shall be subject to the following conditions:

(i)            Minimum Amounts.

(A)            in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment or Loans of any Class at the time owing to it or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and

(B)            in any case not described in subclause (b)(i)(A) of this Section 10.07, the aggregate amount of the Commitment or, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment, determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date, shall not be less than C$1,000,000 or in an integral multiple of C$1,000,000 in excess thereof, or $1,000,000 or in an integral multiple of $1,000,000 in excess thereof, as applicable (unless each of the Administrative Agent and, so long as no Specified Default has occurred and is continuing, the Borrower otherwise consents (each such consent not to be unreasonably withheld, conditioned or delayed)).

(ii)            Proportionate Amounts. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loans or the Commitment assigned.

(iii)           Required Consents. No consent shall be required for any assignment except to the extent required by subclause (b)(i)(B) of this Section and, in addition:

(A)            the consent of the Borrower (such consent not to be unreasonably withheld or delayed) shall be required unless (1) a Specified Default, has occurred and is continuing at the time of such assignment or (2) such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund of a Lender; provided that, subject to clause (v) below and other than with respect to assignments to a Disqualified Institution, the Borrower shall be deemed to have consented to any such assignment unless the Borrower shall object thereto by written notice to the Administrative Agent within ten (10) Business Days after having received such written notice thereof;

(B)            the consent of the Administrative Agent (such consent not to be unreasonably withheld, conditioned or delayed) shall be required, unless such assignment is to a Lender, an Affiliate of such Lender or an Approved Fund with respect to such Lender;

(C)            [reserved]; and

(D)            [reserved].

(iv)          Assignment and Assumption. The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, which shall include, inter alia, a representation by the assignee that it is an Eligible Assignee, any tax forms required by Section 3.01 (unless such assignee is already a Lender), together with a processing and recordation fee of $3,500; provided that the Administrative Agent may, in its sole discretion, elect to waive or reduce such processing and recordation fee in the case of any assignment. The Eligible Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire. All assignments shall be by novation.

(v)           No Assignments to Certain Persons. Notwithstanding anything to the contrary contained herein, no such assignment shall be made (A) to the Borrower or any of the Borrower’s Subsidiaries except as permitted under Section 2.05(a)(v) or Section 10.07(m), (B) subject to the immediately preceding clause (A) above and subclause (h) below, to any of the Borrower’s Affiliates, (C) to any Defaulting Lender or any of its Subsidiaries, or any Person who, upon becoming a Lender hereunder, would constitute any of the foregoing Persons described in this clause (C), (D) to a natural person (or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of a natural person) or (E) to a Disqualified Institution that has been identified as such on a list provided by the Borrower to the Administrative Agent in accordance with the terms of this Agreement.

The Administrative Agent shall have the right, and the Borrower hereby expressly authorizes the Administrative Agent, to provide the list of Disqualified Institutions provided by the Borrower and any updates thereto from time to time made in accordance with the definition of “Disqualified Institution” to each Lender and any prospective Lender requesting the same; provided that such list may be updated from time to time by the Borrower in accordance with the definition of “Disqualified Institution” and the Administrative Agent shall not be under any obligation to notify any Lender of any such update. Notwithstanding anything to the contrary contained herein, the Administrative Agent shall not have any responsibility or liability for monitoring the list of Disqualified Institutions or enforcing (x) the Borrower’s or any Lender’s compliance with the terms of any of the provisions set forth herein with respect to Disqualified Institutions, Affiliated Debt Funds or Non-Debt Fund Affiliates, (y) any prospective Lender’s, Lender’s or participant’s compliance with the requirements set forth in Section 3.01, or determining if any Person is any of the foregoing or otherwise have any liability in connection therewith.

This clause (b) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate Facilities or Classes of Loans or Commitments on a non-pro rata basis.

In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of the Borrower and the Administrative Agent, the applicable Pro Rata Share of Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent or any Lender hereunder (and interest accrued thereon) and (y) acquire (and fund as appropriate) its full Pro Rata Share of all Loans. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under applicable Laws without compliance with the provisions of this paragraph, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to clause (c) of this Section (and, in the case of an Affiliated Lender or a Person that, after giving effect to such assignment, would become an Affiliated Lender, subject to the requirements of clause (h) of this Section), from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Section 3.01, Section 3.04, Section 3.05, Section 10.04 and Section 10.05 with respect to facts and circumstances occurring prior to the effective date of such assignment); provided that, except to the extent otherwise expressly agreed by the affected parties, no assignment by a Defaulting Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender. Upon request, and the surrender by the assigning Lender of its Term Note(s) with respect to the applicable assigned rights and interests, the Borrower (at its own expense) shall execute and deliver a Term Note to the assignee Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with clause (d) of this Section 10.07.

(c)            The Administrative Agent, acting solely for this purpose as a non-fiduciary agent of the Borrower, shall maintain at the Administrative Agent’s Office a copy of each Assignment and Assumption delivered to it (in hard copy or electronic or other relevant form) and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts (and related interest amounts) of the Loans owing to each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall, subject to clause (h) of this Section, be conclusive absent manifest error, and the Borrower, the Agents and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower, any Agent and any Lender, at any reasonable time and from time to time upon reasonable prior notice. This Section 10.07(c) and Section 2.11 shall be construed so that all Loans are at all times maintained in “registered form” within the meaning of Section 163(f), Section 871(h)(2) and Section 881(c)(2) of the Code and any related Treasury regulations (or any other relevant or successor provisions of the Code or of such Treasury regulations).

(d)            Any Lender may at any time, without the consent of, or notice to, the Borrower, the Administrative Agent, or any other Lender, sell participations to any Person (other than a natural Person or holding company, investment vehicle or trust for, or owned and operated for the primary benefit of a natural person, a Defaulting Lender or the Borrower or any of the Borrower’s Affiliates or Subsidiaries (other than Affiliated Debt Funds) or, to the extent identified on a list provided by the Borrower to the Administrative Agent in accordance with the terms of this Agreement, to a Disqualified Institution), in each case, that is legally entitled to deliver, on the date on which such Person acquires such participation, the documentation described in Section 3.01(c)(i) or (c)(iii), as applicable, and documentation described in Section 3.01(c)(ii) indicating an exemption from FATCA withholding (in each case, as if it were a Lender), (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Agents and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. For the avoidance of doubt, each Lender shall be responsible for the indemnity under Section 9.07 with respect to any payments made by such Lender to its Participant(s). Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and the other Loan Documents and to approve any amendment, modification or waiver of any provision of this Agreement or any other Loan Document; provided that such agreement or instrument (i) may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in clauses (a), (b) (solely in the case of extensions of final maturity), (c), (f), (g) or (i) of the first proviso to Section 10.01 that directly and adversely affects such Participant, in each case only to the extent that the affirmative vote of such Lender from which such Participant purchased the participation would be required under such Section and (ii) shall include, inter alia, a representation by the Participant that it is an Eligible Assignee. Subject to clause (e) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 3.01, 3.04 and 3.05 (subject to the limitations and requirements of such section, including Sections 3.01(b) and (c), as applicable and Section 3.06 and Section 3.07) (through the applicable Lender) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to subsection (b) of this Section (it being understood that the documentation required under Section 3.01(b) and (c) shall be delivered solely to the participating Lender). To the extent permitted by applicable Laws, each Participant also shall be entitled to the benefits of Section 10.09 as though it were a Lender; provided that such Participant agrees to be subject to Section 2.13 as though it were a Lender.

(e)            A Participant shall not be entitled to receive any greater payment under Section 3.01, 3.04 or 3.05 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent (not to be unreasonably withheld or delayed), which consent shall state that it is being given pursuant to Section 10.07(e) of this Agreement. If a Lender (or any of its registered assigns) sells a participation pursuant to Section 10.07(d), that Lender (or its registered assign, as the case may be) that sells a participation shall (acting solely for this purpose as a non-fiduciary agent of the Borrower) maintain a register complying with the requirements of Section 163(f), Section 871(h) and Section 881(c)(2) of the Code and the Treasury regulations issued thereunder relating to the exemption from withholding for portfolio interest on which is entered the name and address of each Participant and the principal and interest amounts of each Participant’s interest in the Loans or other obligations under this Agreement (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and the Borrower and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(f)            Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Term Note(s), if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank or to any central bank having jurisdiction over such Lender; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(g)            Notwithstanding anything to the contrary contained herein, any Lender (a “Granting Lender”) may grant to a special purpose funding vehicle identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Borrower (an “SPC”) the option to provide all or any part of any Loan that such Granting Lender would otherwise be obligated to make pursuant to this Agreement; provided that (i) nothing herein shall constitute a commitment by any SPC to fund any Loan, (ii) if an SPC elects not to exercise such option or otherwise fails to make all or any part of such Loan, the Granting Lender shall be obligated to make such Loan pursuant to the terms hereof or, if it fails to do so, to make such payment to the Administrative Agent as is required under Section 2.12(b)(ii) and (iii) such SPC and the applicable Loan or any applicable part thereof, shall be appropriately reflected, and shall become effective upon recording, in the Participant Register in the same manner as to participations as otherwise provided under Section 10.07(e). Each party hereto hereby agrees that (i) each SPC shall be entitled to the benefits of Sections 3.01, 3.04 and 3.05 (subject to the requirements and limitations of such Sections) to the same extent as if it were a Granting Lender and had acquired its interest by assignment pursuant to Section 10.07(b) (provided that an SPC shall not be entitled to receive any greater payment under Section 3.01 or 3.04 than the applicable Granting Lender would have been entitled to receive with respect to the SPC granted to such SPC, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the SPC became an SPC), (ii) no SPC shall be liable for any indemnity or similar payment obligation under this Agreement for which a Lender would be liable (and such liabilities shall be retained by the Granting Lender), and (iii) the Granting Lender shall for all purposes, including the approval of any amendment, waiver or other modification of any provision of any Loan Document, remain and be liable as the lender of record hereunder. The making of a Loan by an SPC hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Loan were made by such Granting Lender. In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper or other senior debt of any SPC, it will not institute against, or join any other Person in instituting against, such SPC any bankruptcy, reorganization, arrangement, insolvency, or liquidation proceeding under the laws of the United States or any State thereof. Notwithstanding anything to the contrary contained herein, any SPC may (i) with notice to, but without prior consent of the Borrower and the Administrative Agent and with the payment of a processing fee in the amount of C$3,500 (which processing fee may be waived by the Administrative Agent in its sole discretion), assign all or any portion of its right to receive payment with respect to any Loan to the Granting Lender and (ii) disclose on a confidential basis any non-public information relating to its funding of Loans to any rating agency, commercial paper dealer or provider of any surety or Guarantee or credit or liquidity enhancement to such SPC.

(h)            Any Term Lender may, at any time, assign all or a portion of its rights and obligations solely with respect to Term Loans under this Agreement to a Person who is or will become, after such assignment, an Affiliated Lender or an Affiliated Debt Fund through (x) Dutch auctions or other offers to purchase open to all Term Lenders on a pro rata basis consistent with the procedures of the type described in Section 2.05(a)(v) or (y) open market purchase on a non-pro rata basis, in each case subject to the following limitations:

(i)            Affiliated Lenders will not receive information provided solely to Lenders by the Administrative Agent or any Lender and will not be permitted to attend or participate in meetings attended solely by the Lenders and the Administrative Agent, other than the right to receive notices of prepayments and other administrative notices in respect of its Term Loans required to be delivered to Lenders pursuant to Article II;

(ii)           each assignment to an Affiliated Lender shall be deemed made by the applicable assigning Lender subject to the express acknowledgement set forth in the second succeeding paragraph in connection with such assignment;

(iii)          after giving effect to such assignment, the aggregate principal amount of Term Loans held by Affiliated Lenders shall not exceed 25% of the principal amount of all Term Loans at such time outstanding, in each case, after giving effect to any substantially simultaneous cancellation thereof (such percentage, the “Affiliated Lender Cap”); provided that each of the parties hereto agrees and acknowledges that the Administrative Agent shall not be liable for any losses, damages, penalties, claims, demands, actions, judgments, suits, costs, expenses and disbursements of any kind or nature whatsoever incurred or suffered by any Person in connection with any compliance or non-compliance with this clause (j)(iii) or any purported assignment exceeding the Affiliated Lender Cap; and

(iv)          as a condition to each assignment pursuant to this clause (j), the Administrative Agent shall have been provided a notice in the form of Exhibit E-2 to this Agreement in connection with each assignment to an Affiliated Lender or a Person that upon effectiveness of such assignment would constitute an Affiliated Lender, and (without limitation of the provisions of clause (iii) above) shall be under no obligation to record such assignment in the Register until three (3) Business Days after receipt of such notice.

Notwithstanding anything to the contrary contained herein, any Affiliated Lender or Affiliated Debt Fund that has purchased Term Loans pursuant to this clause (h) may, in its sole discretion but subject to the consent of the Borrower, contribute, directly or indirectly, the principal amount of such Term Loans, plus all accrued and unpaid interest thereon, to the Borrower (through any direct or indirect parent thereof) for the purpose of immediately cancelling and extinguishing such Term Loans and such contribution may be in exchange for debt or equity securities of the Borrower (or any direct or indirect parent thereof) otherwise permitted by the terms of this Agreement to be issued or incurred at such time. Upon the date of such contribution, assignment or transfer, (x) the aggregate outstanding principal amount of Term Loans shall reflect such cancellation and extinguishing of the Term Loans then held by the Borrower and (y) the Borrower shall promptly provide notice to the Administrative Agent of such contribution of such Term Loans, and the Administrative Agent, upon receipt of such notice, shall reflect the cancellation and extinguishing of the applicable Term Loans in the Register.

Each Lender participating in any assignment to Affiliated Lenders acknowledges and agrees that in connection with such assignment, (1) the Affiliated Lenders then may have, and later may come into possession of material non-public information, (2) such Lender has independently and, without reliance on the Affiliated Lenders or any of their Subsidiaries, the Borrower or any of its Subsidiaries, the Administrative Agent or any other Agent-Related Persons, made its own analysis and determination to participate in such assignment notwithstanding such Lender’s lack of knowledge of the material non-public information, (3) none of the Affiliated Lenders or any of their Subsidiaries, the Borrower or any of its Subsidiaries shall be required to make any representation that it is not in possession of material non-public information, (4) none of the Affiliated Lenders or its Affiliates, the Borrower or any of its Subsidiaries or Affiliates, the Administrative Agent or any other Agent-Related Persons shall have any liability to such Lender, and such Lender hereby waives and releases, to the extent permitted by law, any claims such Lender may have against any Affiliated Lender or Affiliate thereof, the Borrower or any of its Subsidiaries or Affiliates, the Administrative Agent and any other Agent-Related Persons, under applicable Laws or otherwise, with respect to the nondisclosure of the material non-public information and (5) that the material non-public information may not be available to the Administrative Agent or the other Lenders.

(i)             Notwithstanding anything in Section 10.01 or the definition of “Required Lenders” or “Required Facility Lenders” to the contrary:

(i)            for purposes of determining whether the Required Lenders or Required Facility Lenders have (A) consented (or not consented) to any amendment, modification, waiver, consent or other action with respect to any of the terms of any Loan Document or any departure by any Loan Party therefrom, or subject to Section 10.07(j), any plan of reorganization pursuant to the Bankruptcy Code, (B) otherwise acted on any matter related to any Loan Document, or (C) directed or required the Administrative Agent or any Lender to undertake any action (or refrain from taking any action) with respect to or under any Loan Document, no Affiliated Lender shall have any right to consent (or not consent), otherwise act or direct or require the Administrative Agent or any Lender to take (or refrain from taking) any such action and all Loans held by such Affiliated Lenders, respectively shall be deemed to have been voted in the same proportion as the allocation of voting by Lenders that are not Affiliated Lenders, respectively for all purposes of calculating whether the Required Lenders or Required Facility Lenders (as applicable) have taken any actions; each Affiliated Debt Fund hereby acknowledges, agrees and consents that if, for any reason, its vote to accept or reject any plan pursuant to the Bankruptcy Code or any other debtor relief Laws is not deemed to have been so voted, then such vote will be (x) deemed not to be in good faith and (y) “designated” pursuant to Section 1126(e) of the Bankruptcy Code (or any similar provision in any other debtor relief Laws) such that the vote is not counted in determining whether the applicable class has accepted or rejected such plan in accordance with Section 1126(e) of the Bankruptcy Code (or any such similar provision);

(ii)           Affiliated Debt Funds may not in the aggregate account for more than 49.9% of the amounts set forth in the calculation of Required Lenders or Required Facility Lenders;

(iii)          [reserved]; and

(iv)          notwithstanding the above, no amendment, modification, waiver, consent or other action with respect to any of the terms of any Loan Document or any departure by any Loan Party therefrom shall directly and adversely affect any Affiliated Lender or Affiliated Debt Fund in its capacity as a Lender in a manner that is disproportionate to the effect on any Lender of the same Class or that would deprive such Affiliated Lender or Affiliated Debt Fund of its Pro Rata Share of any payments to which it is entitled.

(j)             Notwithstanding anything in this Agreement or the other Loan Documents to the contrary, but subject to clauses (i) and (iv) of Section 10.07(i) above, each Affiliated Lender hereby agrees that, if a proceeding under any Debtor Relief Law shall be commenced by or against the Borrower or any other Loan Party at a time when such Lender is an Affiliated Lender, such Affiliated Lender irrevocably authorizes and empowers the Administrative Agent to vote on behalf of such Affiliated Lender with respect to the Term Loans held by such Affiliated Lender in any manner in the Administrative Agent’s sole discretion, unless the Administrative Agent instructs such Affiliated Lender to vote, in which case such Affiliated Lender shall vote with respect to the Term Loans held by it as the Administrative Agent directs. The Lenders and each Affiliated Lender agree and acknowledge that the provisions set forth in this Section 10.07(j) and the related provisions set forth in each Assignment and Assumption entered into by an Affiliated Lender constitute a “subordination agreement” as such term is contemplated by, and utilized in, Section 510(a) of the Bankruptcy Code, and, as such, would be enforceable for all purposes in any case where the Borrower or any Restricted Subsidiary has filed for protection under any law relating to bankruptcy, insolvency or reorganization or relief of debtors applicable to the Borrower or such Restricted Subsidiary, as applicable. Each Affiliated Lender hereby irrevocably appoints the Administrative Agent (such appointment being coupled with an interest) as such Affiliated Lender’s attorney-in-fact, with full authority in the place and stead of such Affiliated Lender and in the name of such Affiliated Lender (solely in respect of Term Loans and participations therein and not in respect of any other claim or status such Affiliated Lender may otherwise have), from time to time in the Administrative Agent’s discretion to take any action and to execute any instrument that the Administrative Agent may deem reasonably necessary to carry out the provisions of this Section 10.07(j).

(k)            [reserved].

(l)             [reserved].

(m)           Any Lender may, so long as no Event of Default has occurred and is continuing, at any time, assign all or a portion of its rights and obligations with respect to Term Loans under this Agreement to the Borrower or any of the Borrower’s Subsidiaries through (x) Dutch auctions or other offers to purchase open to all Lenders on a pro rata basis consistent with the procedures set forth in Section 2.05(a)(v) or (y) notwithstanding Sections 2.12 and 2.13 or any other provision in this Agreement, open market purchase on a non-pro rata basis; provided further that:

(i)            upon such assignment to any Subsidiary, such Subsidiary shall automatically be deemed to have directly or indirectly contributed the principal amount of such Term Loans, plus accrued and unpaid interest thereon, to the Borrower;

(ii)           (a) the principal amount of such Term Loans, along with all accrued and unpaid interest thereon, shall be deemed automatically cancelled and extinguished on the date of such assignment, (b) the aggregate outstanding principal amount of Term Loans of the remaining Lenders shall reflect such cancellation and extinguishment and (c) the Borrower or any of the Borrower’s Subsidiaries, as applicable, shall promptly provide notice to the Administrative Agent of such, assignment of such Term Loans, and the Administrative Agent, upon receipt of such notice, shall reflect the cancellation of the applicable Term Loans in the Register; and

(iii)          each assignment to the Borrower or any of the Borrower’s Subsidiaries that purchases any Term Loans pursuant to this clause (m) shall be deemed made by the applicable assigning Lender subject to the express acknowledgement set forth in the immediately succeeding paragraph in connection with such assignment.

Each Lender participating in any assignment to the Borrower or any Subsidiary of the Borrower (including pursuant to Section 2.05(a)(v)) acknowledges and agrees that in connection with such assignment, (1) the Borrower and its Subsidiaries then may have, and later may come into possession of material non-public information, (2) such Lender has independently and, without reliance on the Affiliated Lenders or any of their Subsidiaries, the Borrower or any of its Subsidiaries, the Administrative Agent or any other Agent-Related Persons, made its own analysis and determination to participate in such assignment notwithstanding such Lender’s lack of knowledge of the material non-public information, (3) none of the Borrower or any of its Subsidiaries shall be required to make any representation that it is not in possession of material non-public information, (4) none of the Borrower any of the its Subsidiaries, the Administrative Agent or any other Agent-Related Persons shall have any liability to such Lender, and such Lender hereby waives and releases, to the extent permitted by law, any claims such Lender may have against the Borrower or any of its Subsidiaries, the Administrative Agent and any other Agent-Related Persons, under applicable Laws or otherwise, with respect to the nondisclosure of the material non-public information and (5) that the material non-public information may not be available to the Administrative Agent or the other Lenders.

(n)           The aggregate outstanding principal amount of the Term Loans of the applicable Class shall be deemed reduced by the full par value of the aggregate principal amount of the Term Loans purchased by, or contributed to (in each case, and immediately cancelled hereunder), the Borrower pursuant to Section 10.07(h) or (m) and the principal repayment installments with respect to the Term Loans of such Class pursuant to Section 2.07, as applicable, shall be reduced pro rata by the par value of the aggregate principal amount of Term Loans so purchased or contributed (and subsequently cancelled), with such reduction being applied solely to the Term Loans of the Lenders which sold such Term Loans.

Notwithstanding anything herein to the contrary, each of the Administrative Agent and the Borrower hereby consents to each assignment of Initial Term Loans, 2018 Incremental Term Loans ~~or~~, 2020 Refinancing Term Loans or 2023 Refinancing Term Loans effected (or to be effected) by the Lead Arrangers (or any of their respective affiliates) to any of them (or any of their respective affiliates) or ultimate lenders of record under this Agreement (the identities and allocations of which were approved by the Borrower prior to the Closing Date, the First Amendment Effective Date ~~or~~, the Third Amendment Effective Date or the Fourth Amendment Effective Date, as applicable) in connection with the primary syndication of the Initial Term Loans, the 2018 Incremental Term Loans ~~or~~, the 2020 Refinancing Term Loans or the 2023 Refinancing Term Loans, as applicable.

Section 10.08       Confidentiality. Each of the Administrative Agent and the Lenders agrees to maintain the confidentiality of the Information in accordance with its customary procedures (as set forth below), except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates’ respective directors, officers, employees, legal counsel, independent auditors and other experts or agents who need to know such information in connection with the Transaction or the Loan Documents (or the transactions contemplated therein), who are informed of the confidential nature of such Information and instructed to keep such Information confidential, (b) to the extent required or requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners), in which case, the Administrative Agent and the Lenders agree to inform the Borrower promptly thereof prior to such disclosure, unless such Person is prohibited by applicable Laws from so informing the Borrower, or except in connection with any request as part of any regulatory audit or examination conducted by bank accountants or any governmental or regulatory authority exercising examination or regulatory authority, (c) to the extent required by applicable Laws or by any subpoena or similar legal process; provided that the Administrative Agent or such Lender, as applicable, agrees that it will notify the Borrower promptly thereof, unless such notification is prohibited by law, rule or regulation, or except in connection with any request as part of any regulatory audit or examination conducted by accountants or any governmental or regulatory authority exercising examination or regulatory authority, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions at least as restrictive as those of this Section 10.08, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or any Eligible Assignee invited to be an Additional Lender or (ii) any actual or prospective direct or indirect counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its obligations, (g) on a confidential basis, to (i) any rating agency in connection with rating the Borrower or its Subsidiaries or the Facilities hereunder or (ii) the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers or other market identifiers with respect to the Facilities, (h) with the consent of the Borrower, (i) to market data collectors, similar service providers to the lending industry and service providers to the Administrative Agent in connection with the administration and management of this Agreement and the Loan Documents and the Commitments (it being understood that, prior to any such disclosure, such agency, bureau, data collector, or service provider shall undertake to preserve the confidentiality of any Information relating to the Loan Parties received by it from such Lender) or (j) to the extent such Information (i) is at the time of such disclosure, or becomes, publicly available other than as a result of a breach of this Section by such Person or any Person identified in clause (a) above or (ii) is at the time of such disclosure, or becomes, available to the Administrative Agent, any Lender, or any of their respective Affiliates on a non-confidential basis from a source other than the Borrower or any of its Subsidiaries, and which source is not known by such Agent or Lender, after due inquiry, to be subject to a confidentiality restriction in respect thereof in favor of the Borrower or any Affiliate of the Borrower; provided, however, that no disclosure pursuant to clause (a) or (f) shall be made to any Disqualified Institution to the extent identified on a list of Disqualified Institutions that has previously been provided to the Lead Arrangers or the Administrative Agent (to be made available to the Lenders).

For purposes of this Section, “Information” means all information received from any Loan Party or any Subsidiary thereof (including, for the avoidance of doubt, their respective directors, officers, employees, members of managements, consultants, representatives, agents and advisors) or in connection with an inspection of the books, records or properties of the Borrower or the Subsidiaries relating to any Loan Party or any Subsidiary thereof or their respective businesses, other than any such information that is available to the Administrative Agent, or any Lender on a nonconfidential basis prior to disclosure by the Borrower or any Subsidiary; it being understood that all information received from any of the Borrower or any Subsidiary after the date hereof shall be deemed confidential unless such information is clearly identified at the time of delivery as not being confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so in accordance with its customary procedures if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Each of the Administrative Agent and the Lenders acknowledges that (a) the Information may include material non-public information concerning any of the Borrower or a Subsidiary, as the case may be, (b) it has policies and procedures regarding the use of material non-public information and (c) it will handle such material non-public information in accordance with applicable Laws, including United States Federal, state and foreign securities Laws, in accordance with its policies and procedures.

Section 10.09       Set-off. If an Event of Default shall have occurred and be continuing, each Lender and each of its Affiliates is hereby authorized at any time and from time to time, after obtaining the prior written consent of the Administrative Agent, to the fullest extent permitted by applicable Laws, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate, as the case may be, to or for the credit or the account of the Borrower or any other Loan Party against any and all of the Obligations (other than, with respect to any Guarantor, Excluded Swap Obligations of such Guarantor), irrespective of whether or not such Lender shall have made any demand under this Agreement or any other Loan Document and although such obligations of the Borrower or such other Loan Party may be contingent or unmatured or denominated in a currency different from that of the applicable deposit or Indebtedness or are owed to a branch or office of such Lender different from the branch or office holding such deposit or obligated on such indebtedness. The rights of each Lender and its Affiliates under this Section are in addition to other rights and remedies (including other rights of set-off) that such Lender or its Affiliates may have. Each Lender agrees to notify the Borrower and the Administrative Agent promptly after any such set-off and application made by such Lender, as the case may be; provided that the failure to give such notice shall not affect the validity of such set-off and application.

Section 10.10       Interest Rate Limitation. Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Laws (the “Maximum Rate”). If any Agent or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the Borrower. In determining whether the interest contracted for, charged, or received by an Agent or a Lender exceeds the Maximum Rate, such Person may, to the extent permitted by applicable Laws, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder. If any provision of this Agreement or of any of the other Loan Documents would obligate the Borrower or a Guarantor to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate which would be prohibited by applicable Law in Canada or would result in a receipt by such Lender of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)) then, notwithstanding such provisions, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by applicable Law or so result in a receipt by such Lender of interest at a criminal rate, such adjustment to be effected, to the extent necessary, as follows: firstly, by reducing the amount or rate of interest required to be paid to such Lender under the applicable Loan Document, and thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to such Lender which would constitute “interest” for purposes of Section 347 of the Criminal Code (Canada).

Section 10.11       Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents, and the Administrative Agent Fee Letter, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or other electronic imaging (including in .pdf format) means shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 10.12       Electronic Execution of Assignments and Certain Other Documents. The words “execution,” “execute,” “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Agreement and the transactions contemplated hereby (including, without limitation, Assignment and Assumptions, amendments or other Loan Notices, waivers and consents) shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms approved by the Administrative Agent, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Laws, including (i) the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act and (ii) Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws in Canada based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be; provided that notwithstanding anything contained herein to the contrary the Administrative Agent is under no obligation to agree to accept electronic signatures in any form or in any format unless expressly agreed to by the Administrative Agent pursuant to procedures approved by it.

Section 10.13       Survival of Representations and Warranties. All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by the Administrative Agent, the Collateral Agent and each Lender, regardless of any investigation made by the Administrative Agent, the Collateral Agent or any Lender or on their behalf and notwithstanding that the Administrative Agent, the Collateral Agent or any Lender may have had notice or knowledge of any Default at the time of any Credit Extension, and shall continue in full force and effect as long as any Loan or any other Obligation hereunder shall remain unpaid or unsatisfied.

Section 10.14       Severability. If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 10.15       GOVERNING LAW, JURISDICTION AND ARBITRATION.

(a)            THIS AGREEMENT AND EACH OTHER LOAN DOCUMENT AND ANY CLAIMS, CONTROVERSY, DISPUTE OR CAUSE OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT (EXCEPT, AS TO ANY OTHER LOAN DOCUMENT, AS EXPRESSLY SET FORTH THEREIN) AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(b)            THE BORROWER, EACH AGENT AND EACH LENDER IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK CITY IN THE BOROUGH OF MANHATTAN AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION, LITIGATION OR PROCEEDING OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS RELATING HERETO OR THERETO OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE BROUGHT, HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. EACH PARTY HERETO AGREES THAT THE AGENTS AND LENDERS RETAIN THE RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO BRING PROCEEDINGS AGAINST ANY LOAN PARTY IN THE COURTS OF ANY OTHER JURISDICTION IN CONNECTION WITH THE EXERCISE OF ANY RIGHTS UNDER ANY COLLATERAL DOCUMENT OR THE ENFORCEMENT OF ANY JUDGMENT.

(c)            THE BORROWER, EACH AGENT AND EACH LENDER IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN CLAUSE (b) OF THIS SECTION. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

Section 10.16       WAIVER OF RIGHT TO TRIAL BY JURY. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 10.17       Binding Effect. This Agreement shall become effective when it shall have been executed by the Borrower and the Administrative Agent and the Administrative Agent shall have been notified by each Lender that each such Lender has executed it and thereafter shall be binding upon and inure to the benefit of the Borrower, each Agent and each Lender and their respective successors and permitted assigns.

Section 10.18       Lender Action. Each Lender agrees that it shall not take or institute any actions or proceedings, judicial or otherwise, for any right or remedy against any Loan Party under any of the Loan Documents or the Secured Hedge Agreements (including the exercise of any right of set-off, rights on account of any banker’s lien or similar claim or other rights of self-help), or institute any actions or proceedings, or otherwise commence any remedial procedures, with respect to any Collateral or any other property of any such Loan Party, without the prior written consent of the Administrative Agent (which shall not be withheld in contravention of Section 9.04). The provision of this Section 10.18 is for the sole benefit of the Lenders and shall not afford any right to, or constitute a defense available to, any Loan Party.

Section 10.19       [Reserved].

Section 10.20       PATRIOT Act Notice . Each Lender that is subject to the PATRIOT Act and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the PATRIOT Act, it is required to obtain, verify and record information that identifies each Loan Party, which information includes the name and address of each Loan Party and other information that will allow such Lender or the Administrative Agent, as applicable, to identify each Loan Party in accordance with the PATRIOT Act. The Borrower shall, promptly following a request by the Administrative Agent or any Lender, provide all documentation and other information that the Administrative Agent or such Lender requests in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act.

Section 10.21       Service of Process. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 10.02. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

Section 10.22       No Advisory or Fiduciary Responsibility. In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), the Borrower acknowledges and agrees, and acknowledges its Affiliates’ understanding, that: (i) (A) the arranging and other services regarding this Agreement provided by the Agents, the Lead Arrangers, the Co-Managers and the Lenders are arm’s-length commercial transactions between the Borrower and their respective Affiliates, on the one hand, and the Agents, the Lead Arrangers, the Co-Managers and the Lenders, on the other hand, (B) the Borrower has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) the Borrower is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) the Agents, the Co-Managers and the Lead Arrangers are and have been, and each Lender is and has been, acting solely as a principal and, except as expressly agreed in writing by the relevant parties, have or has not been, are or is not, and will not be acting as an advisor, agent or fiduciary for the Borrower or any of its Affiliates, or any other Person and (B) none of the Agents, the Lead Arrangers, the Co-Managers nor any Lender has any obligation to the Borrower or any of their respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (iii) the Agents, the Lead Arrangers, the Co-Managers, the Lenders and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrower and their respective Affiliates, and none of the Agents, the Lead Arrangers, the Co-Managers nor any Lender has any obligation to disclose any of such interests to the Borrower or any of their respective Affiliates. To the fullest extent permitted by law, the Borrower hereby waives and releases any claims that it may have against the Agents, the Lead Arrangers, the Co-Managers or any Lender with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

Section 10.23       Judgment Currency. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or any other Loan Document in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given. The obligation of the Borrower in respect of any such sum due from it to the Administrative Agent or the Lenders hereunder or under the other Loan Documents shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than that in which such sum is denominated in accordance with the applicable provisions of this Agreement (the “Agreement Currency”), be discharged only to the extent that on the Business Day following receipt by the Administrative Agent of any sum adjudged to be so due in the Judgment Currency, the Administrative Agent may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the sum originally due to the Administrative Agent from the Borrower in the Agreement Currency, the Borrower agree, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent or the Person to whom such obligation was owing against such loss. If the amount of the Agreement Currency so purchased is greater than the sum originally due to the Administrative Agent in such currency, the Administrative Agent agrees to return the amount of any excess to the Borrower (or to any other Person who may be entitled thereto under applicable Law).

Section 10.24       Cashless Settlement. Notwithstanding anything to the contrary contained in this Agreement, any Lender may exchange, continue or rollover all or a portion of its Loans in connection with any refinancing, extension, loan modification or similar transaction permitted by the terms of this Agreement, pursuant to a cashless settlement mechanism approved by the Borrower, the Administrative Agent and such Lender.

Section 10.25       Appointment of Hypothecary Representative for Quebec Security. For the purposes of the grant of security under the laws of the Province of Quebec which may now or in the future be required to be provided by any Obligor, Barclays is hereby irrevocably authorized and appointed by each of the Lenders to act as hypothecary representative (within the meaning of Article 2692 of the Civil Code of Quebec) for all present and future Lenders and the other Secured Parties (in such capacity, the “Hypothecary Representative”) in order to hold any hypothec granted under the laws of the Province of Quebec and to exercise such rights and duties as are conferred upon the Hypothecary Representative under the relevant deed of hypothec and Applicable Laws (with the power to delegate any such rights or duties). The execution prior to the date hereof by Barclays in its capacity as the Hypothecary Representative of any deed of hypothec or other security documents made pursuant to the laws of the Province of Quebec, is hereby ratified and confirmed. Any Person who becomes a Secured Party shall be deemed to have consented to and ratified the foregoing appointment of Barclays as hypothecary representative.. For greater certainty, Barclays, acting as the Hypothecary Representative, shall have the same rights, powers, immunities, indemnities and exclusions from liability as are prescribed in favor of the Administrative Agent and the Collateral Agent in this Agreement, which shall apply mutatis mutandis. In the event of the resignation of the Administrative Agent or the Collateral Agent (which shall include its resignation as the Hypothecary Representative) and appointment of a successor Administrative Agent or Collateral Agent, such successor Administrative Agent or Collateral Agent shall also act as the Hypothecary Representative unless and until a successor hypothecary representative is otherwise appointed.

Section 10.26       Acknowledgement and Consent to Bail-In of Affected Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)            the application of any Write-Down and Conversion Powers by an the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b)            the effects of any Bail-In Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent entity, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of the applicable Resolution Authority.

Section 10.27       Acknowledgment Regarding Any Supported QFCs. To the extent that the Loan Documents provide support, through a guarantee or otherwise, for Secured Hedge Agreements or any other agreement or instrument that is a QFC (such support, “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States): in the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

Section 10.28       Certain ERISA Matters.

Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, that at least one of the following is and will be true:

(i)             such Lender is not using “plan assets” (within the meaning of Section 3(42) of ERISA or otherwise) of one or more Benefit Plans with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments or this Agreement,

(ii)            the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement,

(iii)           (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement, or

(iv)           such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b)            In addition, unless either (1) sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or (2) a Lender has provided another representation, warranty and covenant in accordance with sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that the Administrative Agent is not a fiduciary with respect to the assets of such Lender involved in such Lender’s entrance into, participation in, administration of and performance of the Loans, the Commitments and this Agreement (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related hereto or thereto).